Exhibit 2.1

ARRANGEMENT AGREEMENT AND PLAN OF MERGER

by and among:

The Real Brokerage Inc.,
a company existing under the laws of the Province of British Columbia;

Rome Wildlife, Inc.,
a Delaware corporation;

Wildlife Acquisition I Corp.,
a Delaware corporation;

Wildlife Acquisition II LLC,
a Delaware limited liability company;

1587802 B.C. Unlimited Liability Company,
an unlimited liability company existing under the laws of the Province of British Columbia

and

RE/MAX Holdings, Inc.,
a Delaware corporation

Dated as of April 26, 2026

Page

SECTION 1.	THE CONTEMPLATED TRANSACTIONS	3
1.1	The Contemplated Transactions	3
1.2	The Arrangement	3
1.3	The Mergers.	3
1.4	Effects of the Mergers	3
1.5	Closing; Effective Time	4
1.6	Governing Documents; Directors and Officers	4
1.7	Conversion of Shares	6
1.8	Proration; Election Procedures	7
1.9	Procedures for Surrender and Payment	9
1.10	Certain Adjustments	11
1.11	No Fractional Shares	11
1.12	Lost, Stolen or Destroyed Certificates	11
1.13	Withholding Rights	11
1.14	Transfers of Ownership	12
1.15	Dissenters’ Rights	12
1.16	Further Action	13
1.17	Intended Tax Treatment	13
SECTION 2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	13
2.1	Organization; Qualification	14
2.2	Capitalization; Subsidiaries	14
2.3	Authority	16
2.4	Governmental Consents; No Violation	16
2.5	Reports and Financial Statements	17
2.6	Controls and Procedures	18
2.7	Undisclosed Liabilities	18
2.8	Absence of Changes	18
2.9	Compliance with Legal Requirements	19
2.10	Employee Benefit Plans; ERISA	19
2.11	Labor Matters	21
2.12	Certain Business Practices	23
2.13	Affiliate Transactions	23
2.14	Tax Matters	23
2.15	Legal Proceedings; Orders	26
2.16	Intellectual Property	26
2.17	Privacy and Data Protection	28
2.18	Real Property; Leasehold	29
2.19	Material Contracts	29
2.20	Takeover Statutes	31
2.21	Vote Required	31
2.22	Fairness Opinion	31
2.23	Advisors’ Fees	31
2.24	Information Supplied	32
2.25	Franchise Matters	32
2.26	Competition Act (Canada)	33
2.27	Insurance	33
2.28	Rhino Merger Agreement.	33
2.29	No Other Representations	33

i

(continued)

Page

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF PARENT	33
3.1	Organization; Qualification	34
3.2	Capitalization; Subsidiaries	34
3.3	Authority	37
3.4	Governmental Consents; No Violation	37
3.5	Stock Ownership	38
3.6	Absence of Certain Arrangements	38
3.7	Reports and Financial Statements	38
3.8	Controls and Procedures	39
3.9	Undisclosed Liabilities	40
3.10	Absence of Changes	40
3.11	Compliance with Legal Requirements	40
3.12	Employee Benefit Plans; ERISA	40
3.13	Labor Matters	42
3.14	Certain Business Practices	43
3.15	Affiliate Transactions	44
3.16	Tax Matters	44
3.17	Legal Proceedings; Orders	46
3.18	Intellectual Property	47
3.19	Privacy and Data Protection	48
3.20	Real Property; Leasehold	49
3.21	Parent Material Contracts	49
3.22	Financing	51
3.23	Solvency	52
3.24	Takeover Statutes	53
3.25	Vote Required	53
3.26	Fairness Opinion	53
3.27	Advisors’ Fees	53
3.28	Information Supplied	53
3.29	Competition Act (Canada)	54
3.30	Insurance	54
3.31	No Other Representations	54
SECTION 4.	CERTAIN COVENANTS OF THE COMPANY AND PARENT	55
4.1	Access and Investigation	55
4.2	Operation of the Company’s Business and Parent’s Business	55
4.3	No Solicitation; Change in Recommendations	61
SECTION 5.	ADDITIONAL COVENANTS OF THE PARTIES	67
5.1	Registration Statement; Proxy Statement/Prospectus	67
5.2	Company Stockholders’ Meeting	69
5.3	Interim Order	70
5.4	Parent Shareholders’ Meeting	71
5.5	Final Order	72
5.6	Court Proceedings	72
5.7	Treatment of Company Equity Awards	73
5.8	Treatment of Parent Equity Awards	75
5.9	Employee Benefits	75
5.10	Indemnification; Insurance	78
5.11	Efforts	80

ii

(continued)

Page

5.12	Disclosure	83
5.13	Delisting	83
5.14	New Wildlife Stock Listing	84
5.15	Section 16 Matters	84
5.16	Stockholder Litigation	84
5.17	Takeover Statutes and Rights	85
5.18	Tax Matters	85
5.19	Certain New Wildlife Obligations	86
5.20	Notice of Certain Events	86
5.21	Registration Rights	86
5.22	Financing	86
5.23	Financing Cooperation	89
5.24	Termination of Indebtedness	93
5.25	Resignation of Directors	93
5.26	Rhino Merger; TRA Termination Agreement	93
5.27	Matters relating to New Wildlife	94
5.28	Matters relating to Bidco	94
5.29	U.S. Securities Law Matters relating to the Arrangement	94
SECTION 6.	CONDITIONS PRECEDENT TO CONSUMMATION OF THE ARRANGEMENT AND THE MERGERS	95
6.1	Conditions to Obligations of Each Party	95
6.2	Additional Conditions to Obligations of Parent, New Wildlife, Merger Sub I, Merger Sub II and Bidco	96
6.3	Additional Conditions to Obligations of the Company	97
SECTION 7.	TERMINATION	98
7.1	Termination	98
7.2	Effect of Termination	100
7.3	Expenses; Termination Fees	100
SECTION 8.	MISCELLANEOUS PROVISIONS	103
8.1	Amendment	103
8.2	Waiver	103
8.3	No Survival of Representations and Warranties	103
8.4	Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery	104
8.5	Applicable Legal Requirements; Jurisdiction; Waiver of Jury Trial	104
8.6	Disclosure Schedules	105
8.7	[Reserved]	105
8.8	Assignability; Third-Party Beneficiaries	105
8.9	Notices	106
8.10	Severability	107
8.11	Remedies	108
8.12	Construction	108
8.13	Financing Provisions.	109

iii

Exhibits

Exhibit A	-	Certain Definitions
Exhibit B	-	Rhino Merger Agreement
Exhibit C	-	Form of Company Voting and Support Agreement
Exhibit D	-	Form of Parent Voting and Support Agreement
Exhibit E	-	Form of Registration Rights Agreement
Exhibit F	-	Form of Arrangement Resolution
Exhibit G	-	Plan of Arrangement
Exhibit H	-	TRA Termination Agreement

ARRANGEMENT AGREEMENT AND PLAN OF MERGER

This Arrangement Agreement and Plan of Merger (this “Agreement”) is made and entered into as of April 26, 2026, by and among: The Real Brokerage Inc., a company existing under the laws of the Province of British Columbia (“Parent”); RE/MAX Holdings, Inc., a Delaware corporation (the “Company”); Rome Wildlife, Inc., a Delaware corporation (“New Wildlife”); Wildlife Acquisition I Corp., a Delaware corporation and a wholly owned Subsidiary of New Wildlife (“Merger Sub I”); Wildlife Acquisition II LLC, a Delaware limited liability company and a wholly owned Subsidiary of New Wildlife (“Merger Sub II”); and 1587802 B.C. Unlimited Liability Company, an unlimited liability corporation existing under the laws of the Province of British Columbia and a wholly owned Subsidiary of New Wildlife (“Bidco”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A.            Parent has incorporated New Wildlife, and New Wildlife has incorporated Merger Sub I and Bidco, and has formed Merger Sub II, for the purpose of facilitating the strategic combination of Parent and the Company.

B.            Parent, New Wildlife, the Company, Merger Sub I, Merger Sub II, and Bidco intend to effect (1) pursuant to the Arrangement, among other things, (a) the issued and outstanding Parent Common Shares will be consolidated (the “Share Consolidation”) on a 10 for 1 basis (the “Share Consolidation Ratio”), such that each ten shares of outstanding Parent Common Shares shall be consolidated into one share, and any resulting fractional shares shall be treated as set forth in the Plan of Arrangement, (b) Parent’s shareholders will then transfer all of their resulting Parent Common Shares to Bidco in exchange for common shares of Bidco on a one for one basis (and $0.0001 per Parent Common Share in cash) and (c) then those holders of common shares of Bidco will transfer all of their common shares of Bidco to New Wildlife in exchange for shares of New Wildlife Common Stock on a one for one basis, in each case on the terms and subject to the conditions set forth herein (the steps set forth in this clause (1) collectively, the “Exchange”), such that Parent becomes a wholly-owned Subsidiary of Bidco, the Arrangement being in accordance with the Business Corporations Act (British Columbia), and (2) (a) a merger of Merger Sub I with and into the Company (the “First Merger”), with the Company as the surviving entity and continuing as a wholly owned Subsidiary of New Wildlife, and (b) as soon as practicable following the First Merger, but in any case, on the same day as the First Merger Effective Time (as defined below), and as the second step in a single integrated transaction with the First Merger, a merger of the Company with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II as the surviving entity and continuing as a wholly owned Subsidiary of New Wildlife, each of the Mergers being in accordance with this Agreement, the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), such that, upon consummation of the Mergers, Merger Sub I and the Company will cease to exist and Merger Sub II will be a wholly owned Subsidiary of New Wildlife.

C.            Concurrently with the execution and delivery of this Agreement, the Company has entered into a merger agreement with RIHI, Inc. (“Rhino”), pursuant to which, immediately prior to the consummation of the Arrangement, and as a condition to the consummation of the Contemplated Transactions, the Company will acquire all of the outstanding equity of Rhino, in exchange for shares of Company Class A Common Stock (the “Rhino Merger” and such merger agreement, attached hereto as Exhibit B, as the same may be amended or modified after the date hereof in accordance with the terms thereof and hereof, the “Rhino Merger Agreement”).

D.            Each of the parties to this Agreement intends that, for U.S. federal income tax purposes, (1) the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (2) the Mergers, taken together, and the Exchange and the Rhino Merger will together qualify as a transaction described in Section 351 of the Code, and (3) this Agreement be, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354 and 361 of the Code.

E.            Concurrently with the execution and delivery of this Agreement, certain of the Company’s stockholders are entering into Voting and Support Agreements in connection with the Mergers substantially in the form attached hereto as Exhibit C, pursuant to which such stockholders have agreed to vote in favor of, and take certain actions to support, the Rhino Merger (including the issuance of shares of Company Class A Common Stock in connection with the Rhino Merger) and the Mergers.

F.            Concurrently with the execution and delivery of this Agreement, certain of Parent’s shareholders are entering into Voting and Support Agreements in connection with the Exchange and the Mergers substantially in the form attached hereto as Exhibit D, pursuant to which such shareholders have agreed to vote in favor of, and take certain actions to support, the Arrangement.

G.            Concurrently with the execution and delivery of this Agreement, Rhino is entering into a TRA termination agreement with the Company (such TRA termination agreement, attached hereto as Exhibit H, as the same may be amended or modified after the date hereof in accordance with the terms thereof and hereof, the “TRA Termination Agreement”), pursuant to which, among other things and subject to the terms of the TRA Termination Agreement, the parties thereto agree that, at and conditioned upon the Closing, the Tax Receivable Agreement, dated October 7, 2013, by and between the Company and Rhino shall terminate and be of no further force and effect.

H.            The respective boards of directors (or equivalent) of New Wildlife, Parent, Merger Sub I, Merger Sub II, Bidco and the Company have each approved this Agreement, the Voting and Support Agreements, and the Contemplated Transactions (including the Rhino Merger and the Arrangement, the First Merger and the Second Merger), as applicable.

I.            The Parent Board has, subject to Section 4.3, unanimously resolved to recommend the approval of the Arrangement and the Merger Agreement to Parent’s securityholders.

J.            The Company Board has, subject to Section 4.3, unanimously (of those voting) resolved to recommend the adoption of this Agreement to the Company’s stockholders.

K.            New Wildlife, Parent, Merger Sub I, Merger Sub II, Bidco and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Arrangement and the Mergers and also to prescribe various conditions to consummation thereof.

Agreement

In consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

Section 1.              The Contemplated Transactions

1.1          The Contemplated Transactions.

The Contemplated Transactions will be implemented in accordance with and subject to the terms and conditions of, among other things, this Agreement and the Plan of Arrangement. Without limitation to the foregoing, the following shall occur on the Closing Date in the following sequence: (i) immediately prior to the Arrangement Effective Time, the Rhino Merger, (ii) at and following the Arrangement Effective Time in accordance with the Plan of Arrangement, the Arrangement, (iii) at the First Merger Effective Time, the First Merger, and (iv) at and following the Second Merger Effective Time, the Second Merger, with the effect that, among other things, Rhino shall be a wholly-owned Subsidiary of the Company, Parent shall be a wholly-owned Subsidiary of Bidco, and Merger Sub II (as the surviving company in the Second Merger with the Company) shall be a wholly-owned Subsidiary of New Wildlife.

1.2          The Arrangement.

(a)            The Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement, the Plan of Arrangement and the BCBCA.

(b)            Notwithstanding anything to the contrary in this Agreement, the transactions described in this Section 1.2(a) and Section 1.3, and the Rhino Merger, shall be interdependent and shall not be consummated unless consummated substantially concurrently with each other and with the Closing in accordance with Section 1.5.

(c)            For the avoidance of doubt, the procedural matters relating to the implementation and consummation of the Arrangement shall be governed by the Plan of Arrangement. To the extent of any inconsistencies in Sections 1.9, 1.12, 1.13 and 1.14 hereof with the Plan of Arrangement, the Plan of Arrangement shall govern.

1.3          The Mergers.

Upon the terms and subject to the conditions set forth in this Agreement, at the First Merger Effective Time, New Wildlife, Merger Sub I, and Parent shall cause Merger Sub I to be merged with and into the Company, whereupon the separate existence of Merger Sub I shall cease and the Company shall continue as the surviving company in the First Merger (the “First Step Surviving Company”) and as a wholly owned Subsidiary of New Wildlife. As part of a single integrated plan, as soon as practicable following the First Merger Effective Time, but in any case, on the same day as the First Merger, New Wildlife, Merger Sub II and the First Step Surviving Company shall cause the First Step Surviving Company to be merged with and into Merger Sub II, whereupon the separate existence of the First Step Surviving Company shall cease and Merger Sub II shall continue as the surviving entity of the Second Merger (the “Surviving Company”) and as a wholly owned Subsidiary of New Wildlife.

1.4          Effects of the Mergers.

The First Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. At the First Merger Effective Time, the First Step Surviving Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of the Company and Merger Sub I, all as provided under the DGCL. The Second Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and the DLLCA. At the Second Merger Effective Time, the Surviving Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of the First Step Surviving Company and Merger Sub II, all as provided under the DGCL and the DLLCA.

1.5          Closing; Effective Time.

New Wildlife, Parent, Merger Sub I, Merger Sub II, Bidco and the Company shall consummate the Arrangement and the Mergers (the “Closing”) by means of a virtual closing through electronic exchange of signatures at 8:00 a.m. (New York Time) on the third Business Day after the satisfaction or waiver of each of the conditions set forth in Section 6 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other place, time or date as Parent and the Company may agree in writing; provided, however, that the Closing shall not occur earlier than the first Business Day that is sixty (60) days following the date hereof without the prior written consent of Parent. The date on which the Closing actually takes place is referred to as the “Closing Date.” In no event will the Closing occur unless the Rhino Merger has been consummated, and in no event will the consummation of the Rhino Merger occur unless the Arrangement and the Mergers are consummated thereafter in the sequencing contemplated by Section 1.1. As at the Arrangement Effective Time, the Plan of Arrangement shall have the effects provided by applicable Legal Requirements. The First Merger shall become effective at the time of the filing of a duly executed certificate of merger by the Company and Merger Sub I with the Secretary of State of the State of Delaware or at such later time as may be mutually agreed by Parent and the Company in writing and specified in such certificate of merger (the time at which the First Merger becomes effective being referred to as the “First Merger Effective Time”). As soon as practicable after the First Merger Effective Time, but in any case, on the same day as the First Merger Effective Time, the Second Merger shall become effective at the time of the filing of a duly executed certificate of merger by the First Step Surviving Company and Merger Sub II with the Secretary of State of the State of Delaware or at such later time as may be mutually agreed by Parent and the Company prior to the Closing in writing and specified in such certificate of merger (the time at which the Second Merger becomes effective being referred to as the “Second Merger Effective Time”).

1.6          Governing Documents; Directors and Officers.

Unless otherwise mutually agreed by Parent and the Company:

(a)            at the First Merger Effective Time, the certificate of incorporation of the First Step Surviving Company shall be amended and restated to conform to the certificate of incorporation of Merger Sub I as in effect immediately prior to the First Merger Effective Time except to the extent required to include the rights and responsibilities of the First Step Surviving Company under this Agreement, including indemnification and exculpation obligations under Section 5.10;

(b)            at the First Merger Effective Time, the bylaws of the First Step Surviving Company shall be amended and restated to conform to the bylaws of Merger Sub I as in effect immediately prior to the First Merger Effective Time except to the extent required to include the rights and responsibilities of the First Step Surviving Company under this Agreement, including indemnification and exculpation obligations under Section 5.10;

(c)            the directors and officers of the First Step Surviving Company immediately after the First Merger Effective Time shall be the respective individuals who were the directors and officers of Merger Sub I immediately prior to the First Merger Effective Time;

(d)            at the Second Merger Effective Time, the certificate of formation of the Surviving Company shall remain unchanged;

(e)            at the Second Merger Effective Time, the limited liability company agreement of Merger Sub II as in effect immediately prior to the Second Merger Effective Time shall be the limited liability company agreement of the Surviving Company and such agreement shall include the rights and responsibilities of the Surviving Company under this Agreement, including indemnification and exculpation obligations under Section 5.10;

(f)            the managing member of the Surviving Company shall be New Wildlife, as the managing member of Merger Sub II immediately prior to the Second Merger Effective Time, and the officers of the Surviving Company shall be those individuals who were the officers of Merger Sub II immediately prior to the Second Merger Effective Time;

(g)            prior to the Second Merger Effective Time, New Wildlife shall cause three (3) members of the Company Board (who shall be mutually agreed between Parent and the Company) (“Specified New Wildlife Directors”) and seven (7) members of the Parent Board (designated prior to the Closing by Parent) to become members of the board of directors of New Wildlife (the “New Wildlife Board”), and following such appointment (i) New Wildlife shall cause the New Wildlife Board to be comprised of no more than ten (10) directors, and (ii) New Wildlife shall nominate, or cause to be nominated, the Specified New Wildlife Directors for election by New Wildlife’s shareholders to the New Wildlife Board at each applicable annual meeting of New Wildlife’s shareholders such that the Specified New Wildlife Directors would serve until the 2028 annual meeting of New Wildlife’s shareholders, and New Wildlife shall use efforts to cause the election of the Specified New Wildlife Directors no less favorable than the efforts used by New Wildlife to cause the election of its other nominees to the New Wildlife Board, subject to (x) at least one (1) Specified New Wildlife Director satisfying the independence standards of the Nasdaq and (y) each Specified New Wildlife Director satisfying the written corporate governance policies generally applicable to all members of the New Wildlife Board and consenting to serving on the New Wildlife Board; provided, that if, prior to the 2028 annual meeting of New Wildlife’s shareholders, any Specified New Wildlife Director is unable or unwilling to serve on the New Wildlife Board, or for any other reason does not become or ceases to be a member of the New Wildlife Board, another director, nominated by the New Wildlife Board, or the nominating committee of such Board of Directors, as applicable, and consented to by the remaining Specified New Wildlife Directors (such consent not to be unreasonably withheld), shall be appointed to the New Wildlife Board by New Wildlife and become a Specified New Wildlife Director;

(h)            prior to the Second Merger Effective Time, New Wildlife shall take all necessary corporate action under applicable Legal Requirements, including the DGCL, so that, effective as of the Second Merger Effective Time, the officers of New Wildlife shall be those individuals identified in accordance with Section 5.10(h);

(i)            effective as of the Second Merger Effective Time, the certificate of incorporation of New Wildlife will be amended and restated in customary form consistent with the terms of this Agreement as mutually agreed between Parent and the Company; and

(j)            for the avoidance of doubt, from and after the Second Merger Effective Time, New Wildlife shall be the ultimate parent entity of Parent and the Surviving Company, and their respective Subsidiaries resulting from the Contemplated Transactions, and all governance arrangements shall be implemented at the New Wildlife level except as otherwise required by applicable Legal Requirements or organizational documents.

1.7          Conversion of Shares.

(a)            Effects of First Merger on Company Common Stock.

(i)            At the First Merger Effective Time, by virtue of the First Merger, each share of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time (including shares of Company Class A Common Stock issued in connection with the Rhino Merger), other than shares of Company Common Stock held by the Company as treasury stock or owned by New Wildlife or any Subsidiary of New Wildlife or the Company (the “Excluded Shares”) and the Dissenting Shares, and the share of Company Class B Common Stock which shall be treated in accordance with Section 1.7(e), shall be automatically converted into and shall thereafter represent the right to receive (subject to adjustment as provided in Section 1.8):

(A)            in the case of each share of Company Class A Common Stock (x) with respect to which an election to receive New Wildlife Common Stock (a “Stock Election”) has been properly made and not revoked or lost pursuant to Section 1.8(b)(vi) or (y) that is a Non-Election Share (each share described in clauses (x) and (y), a “Stock Electing Share”), a number of New Wildlife Common Stock equal to the Stock Election Exchange Ratio (the “Stock Election Consideration”); or

(B)            in the case of each share of Company Class A Common Stock with respect to which an election to receive cash (a “Cash Election”) has been properly made and not revoked or lost pursuant to Section 1.8(b)(vi) (each, a “Cash Electing Share” and, collectively, the “Cash Electing Shares”), the Per Share Cash Price in cash, without interest (as adjusted pursuant to Section 1.8(a), the “Cash Election Consideration”).

For the avoidance of doubt, Company Options and Company RSUs are subject to Section 5.7 of this Agreement and shall in no event be eligible to be Stock Electing Shares or Cash Electing Shares (unless, prior to the First Merger Effective Time, such Company Options are exercised for, or such Company RSUs are converted into, shares of Class A Common Stock).

(ii)            Cancellation of Certain Company Common Stock. Each share of Company Common Stock held immediately prior to the First Merger Effective Time by the Company as treasury stock, or owned by New Wildlife or the Company, if any, shall be cancelled and cease to exist, and no consideration shall be paid with respect thereto.

(b)            Effects of First Merger on Merger Sub I Common Stock and New Wildlife Common Stock Held by Parent. At the First Merger Effective Time, by virtue of the First Merger, each share of common stock of Merger Sub I (the “Merger Sub I Common Stock”) issued and outstanding immediately prior to the First Merger Effective Time shall be converted into and become one share of common stock of the First Step Surviving Company, and (ii) each share of New Wildlife Common Stock owned by Parent immediately prior to the First Merger Effective Time shall be automatically cancelled and retired and shall cease to exist, for no consideration and shall no longer be outstanding.

(c)            Effects of Second Merger on Merger Sub II Limited Liability Company Interest and Common Stock of the First Step Surviving Company. At the Second Merger Effective Time, by virtue of the Second Merger, (1) each limited liability company interest of Merger Sub II outstanding immediately prior to such time shall remain unchanged and continue to remain outstanding as a limited liability company interest in the Surviving Company, and (2) each share of common stock of the First Step Surviving Company issued and outstanding immediately prior to such time shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(d)            Cancellation of Company Class A Common Stock. At the First Merger Effective Time, all shares of Company Class A Common Stock issued and outstanding immediately prior to the First Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and (i) each share of Company Class A Common Stock that was represented by a certificate (each, a “Certificate”) immediately prior to the First Merger Effective Time and (ii) each uncertificated share of Company Class A Common Stock (an “Uncertificated Share”) that immediately prior to the First Merger Effective Time was registered to a holder on the stock transfer books of the Company (in each case, other than Excluded Shares and the Dissenting Shares) shall thereafter represent only the right to receive the Merger Consideration into which such share was converted in accordance with this Section 1.7 and, as applicable, the right to receive any dividends pursuant to Section 1.9(f) and any cash in lieu of any fractional New Wildlife Common Stock pursuant to Section 1.11, in each case to be issued or paid in accordance with Section 1.9, without interest.

(e)            Surrender and Cancellation of Company Class B Common Stock. In connection with the Rhino Merger, the share of Company Class B Common Stock issued and outstanding immediately prior to the effective time of the Rhino Merger will be surrendered to the Company by the holder thereof and, upon such surrender, shall be cancelled and retired by the Company for no consideration and shall cease to exist and no longer be outstanding.

1.8          Proration; Election Procedures.

(a)            Proration. Notwithstanding anything to the contrary set forth in this Agreement, the Cash Election Consideration shall be subject to adjustment pursuant to this Section 1.8(a):

(i)            If the Aggregate Cash Election Amount exceeds the Available Maximum Aggregate Cash Amount, then (x) each Stock Electing Share shall be converted into the right to receive the Stock Election Consideration and (y) each Cash Electing Share shall be converted into the right to receive:

(A)            an amount (without interest) of cash equal to the quotient of (1) the Available Maximum Aggregate Cash Amount divided by (2) the number of Cash Electing Shares; and

(B)            a number of shares of New Wildlife Common Stock equal to the product of (1) the Stock Election Exchange Ratio multiplied by (2) (x) one minus (y) a fraction, (A) the numerator of which is the Available Maximum Aggregate Cash Amount and (B) the denominator of which is the Aggregate Cash Election Amount; and

(ii)            If the Available Maximum Aggregate Cash Amount is equal to or exceeds the Aggregate Cash Election Amount and the Aggregate Cash Election Amount is equal to or greater than the Available Minimum Aggregate Cash Amount, then:

(A)            each Stock Electing Share shall be converted into the right to receive the Stock Election Consideration; and

(B)            each Cash Electing Share shall be converted into the right to receive an amount (without interest) of cash equal to the Per Share Cash Price.

(iii)            If the Aggregate Cash Election Amount is less than the Available Minimum Aggregate Cash Amount (such difference expressed as a positive number, the “Cash Deficit Amount”), then (x) each Cash Electing Share shall be converted into the right to receive an amount of cash (without interest) equal to the Per Share Cash Price and (y) each Stock Electing Share shall be converted into the right to receive:

(A)            an amount (without interest) of cash equal to the quotient of (1) the Cash Deficit Amount divided by (2) the number of Stock Electing Shares; and

(B)            a number of shares of New Wildlife Common Stock equal to the product of (1) the Stock Election Exchange Ratio multiplied by (2) (x) one minus (y) a fraction, (A) the numerator of which is the Cash Deficit Amount and (B) the denominator of which is (i) the product of the Per Share Cash Price and the total number of Stock Electing Shares and Cash Electing Shares minus (ii) the Aggregate Cash Election Amount.

(b)            Election Procedures.

(i)            Each holder of record of shares of Company Common Stock (including holders of record of equity interests in Rhino (“Rhino Holder”) that received shares of Company Class A Common Stock pursuant to the Rhino Merger) to be converted into the right to receive the Merger Consideration in accordance with, and subject to, Section 1.7(a) (each, a “Holder”) shall have the right, subject to the limitations set forth in this Section 1.8(b), to specify in a request made in accordance with the provisions of this Section 1.8(b) (herein called an “Election”) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make (i) a Stock Election or (ii) a Cash Election.

(ii)            The Company shall (x) prepare a form reasonably acceptable to Parent, including appropriate and customary transmittal materials in such form as prepared by the Company and reasonably acceptable to Parent (the “Form of Election”), to permit Holders (or the beneficial owners through appropriate and customary documentation and instructions) to exercise their right to make an Election, (y) cause the Exchange Agent to make available and mail the Form of Election not less than twenty (20) Business Days prior to the anticipated Election Deadline (as defined below) to Holders as of the Business Day prior to such mailing date, and (z) following such mailing date, make available as promptly as possible a Form of Election to any Holder who requests such Form of Election prior to the Election Deadline. The period between such mailing date and the Election Deadline is referred to herein as the “Election Period”. Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, a Form of Election, properly completed and signed, including duly executed transmittal materials included in the Form of Election.

(iii)            Notwithstanding anything to the contrary in this Agreement, each Rhino Holder shall have the right, subject to the limitations set forth in this Section 1.8(b), to make an Election during the Election Period with respect to the number of shares of Company Class A Common Stock that such Rhino Holder is entitled to receive upon the consummation of the Rhino Merger. For purposes of this Section 1.8(b) only, each Rhino Holder shall be deemed to be a holder of record of such shares of Company Class A Common Stock as of the Election Deadline and shall be deemed to have properly made an Election if the Exchange Agent shall have received, during the Election Period, a Form of Election, properly completed and signed, including duly executed transmittal materials included in the Form of Election and such evidence of such Rhino Holder’s entitlement to receive such shares of Company Class A Common Stock immediately prior to the First Merger Effective Time as the Exchange Agent may reasonably require.

(iv)            As used herein, unless otherwise agreed in advance by the parties hereto, “Election Deadline” means 5:00 p.m. (Mountain time) on the date which the parties hereto shall agree is as near as practicable to three (3) Business Days preceding the Closing Date or at such other date and time as the parties may agree. The Company and Parent shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) Business Days before, and at least ten (10) Business Days prior to, the Election Deadline.

(v)            Any Holder may, at any time during the Election Period, change such Holder’s Election by written notice to the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. If any Election is not properly made with respect to any shares of Company Common Stock (none of New Wildlife, Parent, the Company nor the Exchange Agent being under any duty to notify any Holder of any such defect), such Election shall be deemed to not be effective, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made with respect thereto.

(vi)            Any Holder may, at any time during the Election Period, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the parties hereto that this Agreement has been terminated in accordance with the terms hereof.

1.9          Procedures for Surrender and Payment.

(a)            Prior to the beginning of the Election Period, the Company and Parent shall jointly appoint an exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement, in form and substance reasonably acceptable to the Company and Parent, with the Exchange Agent for the purposes of (1) the Arrangement pursuant to the Plan of Arrangement, (2) distributing and receiving Forms of Election, and (3) exchanging Certificates and Uncertificated Shares for the Merger Consideration payable in respect of the shares of Company Common Stock.

(b)            At or prior to the Arrangement Effective Time, New Wildlife shall deposit with the Exchange Agent, for the benefit of the holders of shares of Parent Common Shares and Company Common Stock, for exchange in accordance with this Section 1.9 through the Exchange Agent, the aggregate Arrangement Consideration and Merger Consideration, including the necessary cash payable hereunder. Parent shall make available, directly or indirectly, to New Wildlife or the Exchange Agent from time to time as needed the cash described in the preceding sentence and any additional cash sufficient to pay any dividends to which such holders are entitled pursuant to Section 1.9(f) and cash in lieu of any fractional New Wildlife Common Stock to which such holder is entitled pursuant to Section 1.11. All evidence of shares in book-entry form, any dividends with respect thereto and cash deposited with the Exchange Agent pursuant to this Section 1.9 shall be referred to in this Agreement as the “Exchange Fund.” New Wildlife shall cause the Exchange Agent to deliver the Arrangement Consideration and the Merger Consideration (and any dividends pursuant to Section 1.9(f) and any cash in lieu of any fractional New Wildlife Common Stock pursuant to Section 1.11) contemplated to be issued or paid pursuant to this Section 1 out of the Exchange Fund. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement or the Plan of Arrangement. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by New Wildlife; provided, that no such investment or losses thereon shall affect the Arrangement Consideration, the Merger Consideration, the dividends to which holders of shares of Company Common Stock are entitled pursuant to Section 1.9(f) or cash in lieu of fractional interests to which holders of shares of Company Common Stock are entitled pursuant to Section 1.11. Parent shall promptly replace or cause to be replaced any funds deposited with the Exchange Agent lost through any investment made pursuant to this Section 1.9(b) to the extent necessary to allow the Exchange Agent to pay the Arrangement Consideration and the Merger Consideration in respect of all Parent Common Shares and shares of Company Common Stock. Any interest and other income resulting from such investments shall be the property of, and paid to, New Wildlife upon termination of the Exchange Fund.

(c)            Promptly after the First Merger Effective Time (but in any event, within one (1) Business Day), New Wildlife shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Common Stock represented by a Certificate or Uncertificated Shares at the First Merger Effective Time, who did not submit such holder’s Certificate or Uncertificated Shares together with a Form of Election pursuant to Section 1.8(b), a letter of transmittal and instructions that shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent for use in such exchange.

(d)            With respect to Uncertificated Shares held through The Depositary Trust Company (“DTC”), New Wildlife and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of shares of Company Common Stock held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional New Wildlife Common Stock, if any, and any unpaid non-stock dividends or other distributions, in each case, that DTC has the right to receive pursuant to this Section 1.

(e)            Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Company Common Stock twelve (12) months following the Closing Date shall be delivered to New Wildlife or as otherwise instructed by New Wildlife, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 1.9 prior to that time shall thereafter look only to New Wildlife for payment of the Merger Consideration (and cash in lieu of any fractional New Wildlife Common Stock and any dividends with respect thereto, as respectively contemplated by Section 1.11 and Section 1.9(f)), without any interest thereon. Notwithstanding the foregoing, New Wildlife and its Subsidiaries (including the Surviving Company and its Subsidiaries) shall not be liable to any holder of shares of Company Common Stock for any amounts properly paid to a public official in compliance with applicable abandoned property, escheat or similar Legal Requirements. Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of New Wildlife free and clear of any claims or interest of any Person previously entitled thereto.

(f)            Following the surrender of any Certificates or the transfer of any Uncertificated Shares as provided in this Section 1.9, New Wildlife shall pay, or cause to be paid, without interest, to the holder thereof (i) the Merger Consideration in respect thereof as set forth in Section 1.7, (ii) the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 1.11, (iii) the aggregate amount of all dividends payable with respect to such New Wildlife Common Stock with a record date on or after the First Merger Effective Time that were paid prior to the time of such surrender or transfer, and (iv) at the appropriate payment date after the payment of the Merger Consideration, the amount of all dividends payable with respect to whole New Wildlife Common Stock constituting the Merger Consideration with a record date on or after the First Merger Effective Time and prior to the time of such surrender or transfer and with a payment date subsequent to the time of such surrender or transfer. No dividends or other distributions with respect to New Wildlife Common Stock constituting the Merger Consideration, and no cash payment in lieu of fractional shares pursuant to Section 1.11, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section 1.9.

1.10         Certain Adjustments.

Without limiting or affecting any of the provisions of Section 4.2 and subject to the last sentence of this Section 1.10, if, during the period between the date of this Agreement and the Arrangement Effective Time, any change in the issued and outstanding Parent Common Shares or shares of Company Common Stock shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange, consolidation, subdivision or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon (including any dividend or distribution of securities convertible into the Parent Common Shares or Company Common Stock), the Arrangement Consideration and Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Arrangement Consideration or Merger Consideration or any such other amounts payable pursuant to this Agreement. Nothing in this Section 1.10 shall be construed to permit the parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement or the Plan of Arrangement.

1.11         No Fractional Shares.

No certificates or scrip representing fractional shares of New Wildlife Common Stock shall be issued in the Arrangement or the Mergers. In lieu thereof, upon surrender of the applicable Certificates or Uncertificated Shares, (a) each holder of Company Class A Common Stock an amount in cash (rounded to the nearest cent) equal to the product obtained by multiplying (i) the fractional share interest in shares of New Wildlife Common Stock to which such holder (after taking into account all shares of Company Common Stock held at the First Merger Effective Time by such) would otherwise be entitled by (ii) the volume-weighted average closing price (rounded to the nearest one ten thousandth) of Company Common Stock on the New York Stock Exchange over the last 30 trading days preceding and including the day before the First Merger Effective Time multiplied by (y) ten (10) and (b) the Plan of Arrangement shall govern the treatment of fractional shares in the Arrangement.

1.12         Lost, Stolen or Destroyed Certificates.

In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by New Wildlife, the posting by such Person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Arrangement Consideration or Merger Consideration payable or issuable pursuant to this Section 1 (and any dividends or other distributions pursuant to Section 1.9(f) and any cash in lieu of any fractional New Wildlife Common Stock pursuant to Section 1.11), as if such lost, stolen or destroyed Certificate had been surrendered.

1.13         Withholding Rights.

Notwithstanding any provision contained herein to the contrary, each of New Wildlife, Parent, Merger Sub I, Merger Sub II, Bidco, the Surviving Company, the Exchange Agent and any other withholding agent shall be entitled, without duplication, to deduct and withhold from any consideration otherwise payable to any holder of shares of Company Common Stock, Company Equity Awards, or Parent Common Shares pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable federal, state, local or foreign Tax Legal Requirements. To the extent that amounts are so withheld by New Wildlife, Parent, Merger Sub I, Merger Sub II, Bidco, the Surviving Company, the Exchange Agent or such other withholding agent, as applicable, and paid to the applicable Governmental Body required to be paid such withheld amounts, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by New Wildlife, Parent, Merger Sub I, Merger Sub II, Bidco, the Surviving Company, the Exchange Agent, or such other withholding agent, as applicable. New Wildlife, Parent, Merger Sub I, Merger Sub II, Bidco, the Surviving Company, the Exchange Agent or any other withholding agent, as applicable, shall timely remit any amounts of Tax so deducted and withheld to the applicable Governmental Body. Each of New Wildlife, Parent, Merger Sub I, Merger Sub II, Bidco, the Surviving Company, the Exchange Agent and any other withholding agent shall be entitled, without duplication, to take any other actions it considers reasonably necessary or appropriate in connection with the withholding provisions of this 1.13 in order to comply with its withholding obligations under the Code, or any other applicable federal, state, local or foreign Tax Legal Requirements.

1.14        Transfers of Ownership.

(a)            If a transfer of ownership of Parent Common Shares or shares of Company Common Stock is not registered in the stock transfer books or ledger of Parent or the Company (as applicable), or if payment of the Arrangement Consideration or Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such certificate representing such share shall be properly endorsed or shall otherwise be in proper form for transfer or such share, if uncertificated, shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(b)            Following the Exchange, there shall be no further registration of transfers of Parent Common Shares on the records of Parent. If, after the Arrangement Effective Time, certificates or uncertificated Parent Common Shares are presented to New Wildlife, Parent or the Exchange Agent for any reason, they shall be cancelled and exchanged for the Arrangement Consideration provided for, and in accordance with the procedures set forth, in the Plan of Arrangement. Upon the First Merger Effective Time, there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. If, after the First Merger Effective Time, Certificates or Uncertificated Shares are presented to New Wildlife, the Surviving Company or the Exchange Agent for any reason, they shall be cancelled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in Section 1.9.

1.15        Dissenters’ Rights.

(a)            Registered holders of Parent Common Shares shall have Dissent Rights in respect of the Arrangement as provided in the Plan of Arrangement.

(b)            Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock held by a holder who has made a proper demand for appraisal of such shares of Company Common Stock in accordance with Section 262 of the DGCL and who has otherwise complied with all applicable provisions of Section 262 of the DGCL (any such shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under Section 262 of the DGCL with respect to such shares) shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 1.7(a), but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares.

(c)            If any Dissenting Shares lose their status as such (through failure to perfect or otherwise), then, effective as of the later of the First Merger Effective Time and the date of loss of such status, such shares will be deemed automatically to have been converted into, and shall represent only, the right to receive Merger Consideration in accordance with Section 1.7(a), without interest thereon, upon surrender of the Certificates and Uncertificated Shares, in each case in accordance with Section 1.9.

(d)            The Company shall give Parent: (i) prompt notice of any demand for appraisal received by the Company prior to the First Merger Effective Time pursuant to the DGCL, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the First Merger Effective Time pursuant to the DGCL and relating to any demand for appraisal; and (ii) the opportunity to participate in (but not direct) all negotiations and proceedings with respect to any such demand, notice or instrument relating to any demand for appraisal. The Company shall not (i) make any payment or settlement offer prior to the First Merger Effective Time with respect to any such demand, notice or instrument or (ii) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL, in each case unless Parent has given its prior written consent to such payment or settlement offer.

1.16        Further Action.

If, at any time after the First Merger Effective Time, any further action is determined by New Wildlife to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title and possession of and to all rights and property of the Company, Merger Sub I and Merger Sub II, then the officers and directors of New Wildlife and the Surviving Company shall be fully authorized (in the name of the Company, in the name of Merger Sub I, in the name of Merger Sub II or otherwise) to take such action. If, at any time after the Arrangement Effective Time, any further action is determined by New Wildlife to be necessary or desirable to carry out the purposes of this Agreement, the Plan of Arrangement or to vest Bidco with full right, title and possession of and to all rights and property of Parent, then the officers and directors of New Wildlife and Bidco shall be fully authorized (in the name of Parent or otherwise) to take such action.

1.17        Intended Tax Treatment.

Each of the parties to this Agreement intends that, for U.S. federal income tax purposes, (1) the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (2) the Mergers, taken together, the Exchange and the Rhino Merger will together qualify as a transaction described in Section 351 of the Code, and (3) this Agreement be, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354 and 361 of the Code.

Section 2.              Representations and Warranties of the Company

Except as set forth in (x) any Company SEC Report filed with, or furnished to, the SEC on or after January 1, 2023 (so long as such documents are publicly available via the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system) at least one day before the date of this Agreement (including exhibits and other information filed or furnished therewith, or incorporated by reference therein, but excluding any disclosures set forth in the “risk factors” section or in any depiction of risks in any “forward-looking statements” section to the extent such disclosures are cautionary and forward-looking in nature (other than any portion of such disclosures that relate to historical or factual matters)) provided, that (A) any matter disclosed in any Company SEC Report will be deemed to be disclosed in a section of the Company Disclosure Schedule only to the extent it is reasonably apparent on the face of such disclosure in such Company SEC Report that it is applicable to such section of the Company Disclosure Schedule and (B) nothing disclosed in any such Company SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 2.1, Section 2.2, Section 2.3, Section 2.8, Section 2.12, Section 2.20 or Section 2.21, or (y) the Company Disclosure Schedule (subject to Section 8.6), the Company represents and warrants to Parent, Merger Sub I, Merger Sub II and New Wildlife as follows:

2.1          Organization; Qualification.

(a)            The Company is a corporation duly organized, validly existing and in good standing under the Legal Requirements of the State of Delaware and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is qualified to do business and, where such concept is recognized, is in good standing as a foreign corporation or other Entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has filed with the SEC, prior to the date of this Agreement, a true, accurate and complete copy of the certificate of incorporation and bylaws of the Company, as amended (“Company Governing Documents”). The Company is not in violation of the Company Governing Documents in any material respect.

(b)            Each Subsidiary of the Company is a corporation or other Entity duly organized, validly existing and, where such concept is recognized, in good standing under the Legal Requirements of its respective jurisdiction of its incorporation or organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and is qualified to do business and, where such concept is recognized, is in good standing as a foreign corporation or other Entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

2.2          Capitalization; Subsidiaries.

(a)            The authorized capital stock of the Company consists of: (i) 180,000,000 shares of Company Class A Common Stock; (ii) 1,000 shares of Company Class B Common Stock, of which 250 shares are classified as Company Series B Common Stock and 750 shares are classified as Company Series B-1 Common Stock; and (iii) 10,000,000 shares of preferred stock, $0.0001 par value per share (“Company Preferred Stock”). As of 5:00 p.m. (Mountain time) on April 24, 2026 (the “Capitalization Date”):

(i)            21,232,815 shares of Company Class A Common Stock were issued and outstanding;

(ii)            1 share of Company Series B Common Stock was issued and outstanding;

(iii)            No shares of Company Series B-1 Common Stock were issued and outstanding;

(iv)            No shares of Company Preferred Stock were issued and outstanding;

(v)            310,830 shares of Company Class A Common Stock were subject to issuance pursuant to outstanding Company Options;

(vi)            3,012,998 shares of Company Class A Common Stock were subject to issuance pursuant to outstanding Company RSUs;

(vii)            3,002,760 shares of Company Class A Common Stock were subject to issuance pursuant to outstanding Company PSUs (assuming actual performance for completed performance periods and achievement of the target level of performance for Company PSUs at the end of the current and future performance periods); and

(viii)            21,232,815 OpCo common units were issued and outstanding and held by the Company and 12,559,600 OpCo common units were issued and outstanding and held by Rhino, which such units constitute all of the outstanding units of OpCo and, following the consummation of the Rhino Merger, all such units will be owned, directly or indirectly, by the Company.

(b)            All issued and outstanding shares of Company Common Stock including Company Options, Company RSUs and Company PSUs are duly authorized, validly issued, fully paid, nonassessable and were issued in compliance in all material respects with applicable Legal Requirements and are free of any preemptive rights. With respect to each Company Option, Company RSU, Company PSU and each other equity award granted by the Company or available for issuance under the Company Equity Plans, (i) each grant was duly authorized no later than the date on which the grant of such grant was by its terms effective (the “Grant Date”), (ii) each Company Option has an exercise price that is equal or greater than the fair market value of the underlying shares of Company Class A Common Stock on the applicable Grant Date, (iii) each such grant was properly accounted for and disclosed in all material respects in accordance with Legal Requirements, and (iv) no modifications have been made to any Company Options following the Grant Date.

(c)            Except as set forth in Section 2.2(a) herein, other than the shares of Company Common Stock that have become outstanding after the Capitalization Date that were issued in accordance with the Company Equity Plans or in connection with the redemption or exchange of OpCo common units, and other than equity securities that were issued in accordance with Section 4.2(b): (i) the Company does not have any shares of capital stock or other equity interests issued or outstanding; (ii) except for the Rhino Merger Agreement and the OpCo common units held by Rhino, there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which the Company or any Subsidiary of the Company is a party or is otherwise bound obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell, or make any payment with respect to, any shares of or other equity interests of the Company or any of its Subsidiaries or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment, or (C) redeem or otherwise acquire any such shares or other equity interests; and (iii) there is no stockholder rights plan (or similar plan commonly referred to as a “poison pill”) under which the Company is obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(d)            There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or which are convertible into or exercisable for securities having the right to vote) on any matters on which the stockholders of the Company have a right to vote.

(e)            Except for the Voting and Support Agreements, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests of the Company or any of its Subsidiaries.

(f)            Section 2.2(f) of the Company Disclosure Schedule sets forth a true, accurate and complete list (as of the date hereof) of (i) the Subsidiaries of the Company and (ii) the Company’s or any of its Subsidiaries’ membership interest, partnership interest, joint venture interest or other equity or voting interest in any other Person, in each case, setting forth the name, the jurisdiction of organization and ownership percentage. All of the outstanding shares of capital stock of, or equity interests in, each of the Subsidiaries of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and all such shares and equity interests (other than the OpCo common units owned by Rhino) are owned of record and beneficially, directly or indirectly, by the Company free and clear of all Encumbrances, other than Permitted Encumbrances or arising pursuant to applicable securities Legal Requirements.

2.3          Authority.

(a)            The Company has the requisite corporate power and authority to execute and deliver this Agreement and the documents contemplated hereby to which it is a party and, assuming the representations and warranties set forth in Section 3.5 are true and correct and subject to receipt of the Required Company Stockholder Vote, to perform its obligations hereunder and to consummate the Contemplated Transactions. The Company Board at a duly held meeting unanimously, by those directors voting, (A)(i) determined that this Agreement and the Contemplated Transactions, including the Mergers, are fair to, and in the best interest of, the Company and its stockholders, (ii) declared advisable and approved this Agreement, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Contemplated Transactions, including the Mergers, (iv) subject to the other terms and conditions of this Agreement, including Section 4.3, resolved to recommend the Company Board Recommendation, in each case, on the terms and subject to the conditions set forth herein and (v) resolved to recommend that the holders of Company Common Stock adopt this Agreement and (B) approved the entry into the Rhino Merger Agreement and the TRA Termination Agreement by the Company and, in each case, the consummation of the transactions contemplated thereby. Except for the receipt of the Required Company Stockholder Vote, and the filing of the certificates of merger for the Rhino Merger, the First Merger and the Second Merger with the Secretary of State of the State of Delaware, no other corporate or similar proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and the consummation of the Contemplated Transactions (except with respect to the Arrangement).

(b)            (i) This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by New Wildlife, Parent, Bidco, Merger Sub I and Merger Sub II, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, (ii) the Rhino Merger Agreement (a true and complete copy of which has been attached hereto as Exhibit B) has been duly and validly executed and delivered by the Company and constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, and (iii) the TRA Termination Agreement (a true and complete copy of which has been attached hereto as Exhibit H) has been duly and validly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, in each case, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Legal Requirements, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Limitations”).

2.4          Governmental Consents; No Violation.

(a)            Other than in connection with or in compliance with (i) the DGCL and the DLLCA, including the filing of the certificates of merger, (ii) the Securities Act and the Exchange Act, including the filing with the SEC of the Proxy Statement/Prospectus, and any other applicable U.S. state or federal securities, takeover or “blue sky” Legal Requirements, (iii) the HSR Act, any foreign antitrust and competition Legal Requirement, any Foreign Investment Law, (iv) the NYSE Rules, and (v) FDD amendment filings by Franchisors under applicable Franchise Laws, no consent, approval, authorization or permit of, or filing with or notification to, any Governmental Body is necessary or required, under applicable Legal Requirements, on the part of the Company for the consummation by the Company of the Contemplated Transactions, except for such consents, approvals, authorizations, permits, filings or notifications that, if not obtained or made, (x) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (y) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to consummate the Contemplated Transactions prior to the End Date.

(b)            Assuming compliance with Section 2.4(a) (including, where relevant, expiration of a waiting period) and receipt of the Required Company Stockholder Vote, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Contemplated Transactions, do not and will not (i) result in any violation or breach of, or default (with or without notice, lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, any Material Contract or result in the creation of any Encumbrances (other than Permitted Encumbrances) upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or violate any provision of the Company Governing Documents or (iii) conflict with or violate any Legal Requirements applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i) and (iii), any such violation, conflict, breach, default, termination, cancellation, acceleration, right, loss or Encumbrance that (x) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (y) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to consummate the Contemplated Transactions prior to the End Date.

2.5           Reports and Financial Statements.

(a)            The Company has timely filed or furnished all registration statements, proxy statements and other statements, reports, schedules, forms and other documents required to be filed by the Company with the SEC since January 1, 2023 (the “Company SEC Reports”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date hereof, as of the date of such amended or superseded filing), the Company SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Company SEC Reports. As of their respective filing dates (or, if amended or superseded by a filing prior to the date hereof, as of the date of such amended or superseded filing), the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. No Subsidiary of the Company is separately subject to the periodic reporting requirements of the Exchange Act.

(b)            The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Reports (if amended, as of the date of the last such amendment) fairly presented, in all material respects, the financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and their results of operations and cash flows for the respective periods then ended (subject, in the case of unaudited financial statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X or other rules and regulations of the SEC, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act or other rules and regulations of the SEC).

(c)            Neither the Company nor any Subsidiary is a party to any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Subsidiary in the Company’s or the Subsidiaries’ published financial statements or any Company SEC Reports.

(d)            To the Knowledge of the Company, there are no unresolved comments received from the SEC staff with respect to the Company SEC Reports on or prior to the date hereof. To the Knowledge of the Company, none of the Company SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation.

2.6           Controls and Procedures.

The Company maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a 15 under the Exchange Act) as required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such internal control over financial reporting is reasonably designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. Based on the Company’s most recent evaluation of internal control over financial reporting prior to the date hereof, to the Knowledge of the Company, as of the date hereof, there is (i) no material weakness in the design of its internal control over financial reporting, and (ii) no fraud, whether or not material, involving management or other employees of the Company who have a significant role in the internal control over financial reporting of the Company, that in either case would reasonably be expected to result in a material misstatement of the Company’s financial statements.

2.7           Undisclosed Liabilities.

None of the Acquired Companies has any Liability of any nature, other than: (i) Liabilities reflected or otherwise reserved against in the Company Balance Sheet (or the notes thereto); (ii) Liabilities that have been incurred by the Acquired Companies since the date of the Company Balance Sheet in the ordinary course of business; (iii) Liabilities for performance of obligations of the Acquired Companies under any Contracts of the Company; (iv) Liabilities under this Agreement, the Rhino Merger Agreement or in connection with the Contemplated Transactions, including the Mergers and the Rhino Merger; and (v) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

2.8           Absence of Changes.

Between the date of the Company Balance Sheet and the date of this Agreement: (a) there has not been any Material Adverse Effect on the Company; (b) except in connection with the negotiation, execution and delivery of this Agreement and the Rhino Merger Agreement, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business; and (c) neither the Company nor any of its Subsidiaries has taken any action or committed to take any action, that if taken during the Pre-Closing Period would require Parent’s consent under Section 4.2(b)(i).

2.9          Compliance with Legal Requirements.

(a)            The Company and each of its Subsidiaries are in compliance with and are not in default under or in violation of any Legal Requirements applicable to the Company, its Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company and its Subsidiaries are and have been since January 1, 2023, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Body necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), (ii) all Company Permits are valid and in full force and effect and (iii) since January 1, 2023, neither the Company nor any of its Subsidiaries have received any written notice of any cancellation or suspension, or threatened cancellation or suspension, of, or material limitation on, any such Company Permit.

(c)            Since January 1, 2023, the Company has not (i) contracted with independent sales representatives, contractors, brokers or consultants which are authorized to sell or promote franchises on behalf of the Franchisors, except in the ordinary course of business, or (ii) agreed to rebate or share with any third party amounts to be paid by a Franchisee under any Franchise Agreement. Each Franchisor is and, since January 1, 2023, has been, in compliance in all material respects with Franchise Laws in states in which it conducts, and/or has conducted at any time during such period, franchise activities, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Section 2.9(c) of the Company Disclosure Schedule sets forth a true, correct and complete list of all currently effective U.S. state franchise registrations, state franchise registration exemption filings and state business opportunity law exemption filings obtained by any Franchisor.

2.10        Employee Benefit Plans; ERISA.

(a)            Section 2.10(a) of the Company Disclosure Schedule contains a true, complete and correct list, as of the date of this Agreement, of each material Company Plan. With respect to each material Company Plan, as applicable, the Company has made available to Parent true, accurate and complete copies of (i) the current plan document, including any amendments thereto, and descriptions of the material terms of any such Company Plan that is not in writing (and, if applicable, related trust or funding agreements, annuity policies or insurance policies), (ii) the most recent determination or opinion letter received from, or issued by, the applicable Governmental Body, including the IRS, and (iii) the most recent financial statements and filed annual reports.

(b)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) each Company Plan has been established, maintained and operated in all material respects in accordance with its terms and in compliance in all material respects with all applicable Legal Requirements, including ERISA, the Code, the Income Tax Act (Canada) and applicable provincial pension standards, as applicable; (ii) each Company Plan intended to qualify for Tax-exempt or Tax-preferred treatment including under Section 401(a) of the Code and each trust intended to qualify for Tax-exempt and Tax-preferred treatment including under Section 501(a) of the Code, if applicable, has obtained a favorable determination letter or is the subject of a favorable opinion letter from the applicable Governmental Body, including the IRS, as to its qualified status under the Code, and, to the Knowledge of the Company, no event has occurred and no facts or circumstances exist that would reasonably be expected to adversely affect such qualification; (iii) each Foreign Company Plan intended to qualify for special tax treatment satisfies all requirements for such treatment under applicable Legal Requirements; (iv) there is no audit, inquiry or Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing by the IRS, DOL or any other Governmental Body with respect to any Company Plan, and to the Knowledge of the Company, no facts or circumstances exist that would be reasonably expected to form a reasonable basis for any such audit, inquiry or Legal Proceeding; (v) none of the Acquired Companies or any of their respective ERISA Affiliates has since January 1, 2023 incurred any material penalty or Tax with respect to any Company Plan under applicable Legal Requirements, including Section 502(i) of ERISA or Sections 4975 through 4980 of the Code; (vi) each of the Acquired Companies and their respective ERISA Affiliates have timely made all contributions and other payments required by and due under the terms of each Company Plan, except as would not result in material Liability and, to the extent not yet due, such contributions and other payments have been adequately accrued in the consolidated financial statements (including any related notes) contained or incorporated by reference in the Company SEC Reports; and (vii) each Foreign Company Plan that is required to be registered or approved by any Governmental Body under applicable Legal Requirements has been so registered or approved.

(c)            During the past six (6) years, none of the Acquired Companies, and none of their respective ERISA Affiliates, has maintained, established, sponsored, participated in, or contributed to, or been obligated to contribute to, or could reasonably have any Liability in respect of, any: (i) “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA subject to Title IV of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA; (iii) plan described in Section 413 of the Code; (iv) a plan that is or has been funded by, associated with or is related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code; (v) a pension plan that is subject to federal or provincial pension standards legislation in Canada, including any “registered pension plan” (as such term is defined in Section 248(1) of the Income Tax Act (Canada)); (vi) a “retirement compensation arrangement” (as such term is defined in Subsection 248(1) of the Income Tax Act (Canada)); (vii) an “employee life and health trust” (as such term is defined in Subsection 248(1) of the Income Tax Act (Canada)); or (viii) an “employees profit sharing plan” (as such term is defined in Subsection 144(1) of the Income Tax Act (Canada)). No Company Plan is intended to be or has ever been found or alleged by a Governmental Body in writing to be a “salary deferral arrangement” (as such term is defined in Subsection 248(1) of the Income Tax Act (Canada)). No Company Plan subject to ERISA holds stock issued by the Company or any of its current ERISA Affiliates as a plan asset. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the fair market value of the assets of each funded Foreign Company Plan, the Liability of each insurer for any Foreign Company Plan funded through insurance, or the book reserve established for any Foreign Company Plan, together with any accrued contributions, is sufficient to procure or provide in full for the accrued benefit obligations, with respect to all current and former participants in such Foreign Company Plan according to the reasonable actuarial assumptions and valuations most recently used to determine employer contributions to and obligations under such Foreign Company Plan.

(d)            No Company Plan provides (except at no cost to the Acquired Companies or any Affiliate of any Acquired Company), or reflects or represents any Liability of any of the Acquired Companies or any Affiliate of any Acquired Company to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Company Associate for any reason, (i) except for any benefits required to be provided during a notice of termination period (whether statutory, contractual or at common law), or (ii) except as may be required by under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(e)            Except as expressly required or provided by this Agreement, neither the execution of this Agreement nor the consummation of the Contemplated Transactions will (either alone or in combination with another event, whether contingent or otherwise): (i) result in any payment (whether of bonus, change in control, retention, severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Associate; or (ii) require any contributions or payments to fund any obligations under any Company Plan, or cause any of the Acquired Companies to transfer or set aside any assets to fund any Company Plan. Without limiting the generality of the foregoing, no amount payable to any Company Associate as a result of the execution and delivery of this Agreement or the consummation of any of the Contemplated Transactions (either alone or in combination with any other event) would be an “excess parachute payment” within the meaning of Section 280G or would be nondeductible under Section 280G of the Code. None of the Acquired Companies has any obligation to compensate any Company Associate for any Taxes incurred by such Company Associate under Section 4999 of the Code.

(f)            Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company, each Company Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code and the regulations and guidance thereunder (“Section 409A”) is and has at all times been administered in documentary and operational compliance with the requirements of Section 409A in all material respects. No Acquired Company has any obligation to gross-up or otherwise reimburse any Company Associate for any Tax incurred by such person pursuant to Section 409A.

2.11         Labor Matters.

(a)            Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreements or other labor-related agreements with a labor union, works council or similar employee or labor organization applicable to any Company Associate. There are no pending material strikes, lockouts, grievances or other labor disputes with respect to any employees of the Company or its Subsidiaries, and to the Knowledge of the Company, none are threatened in writing against the Company or any of its Subsidiaries.

(b)            The Company has provided to Parent a correct and complete list that includes the following details for each active employee of the Acquired Companies employee identification number, job title, place of work, commencement date, base compensation, incentive compensation in 2025 and vacation entitlement accrual.

(c)            The Company has provided to Parent a correct and complete list of each independent contractor, dependent contractor and consultant engaged by the Acquired Companies, including details regarding their annual fees, length of engagement, location and type of services, and whether their engagement is subject to a written contract.

(d)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each contractor and consultant currently engaged by the Acquired Companies is properly characterized as an independent contractor and is not likely to be characterized by any Governmental Body as an employee, and (ii) to the Knowledge of the Company, the Acquired Companies do not have any direct or indirect material liability, whether actual or contingent, with respect to the misclassification of any individual as an independent contractor rather than as an employee, or as eligible or not eligible for overtime pay, or for participation in or exclusion from any Plan or with respect to any temporary employees, in each case, since January 1, 2023.

(e)            True and complete copies of any employment agreements, independent contractor agreements, incentive compensation plans, commission plans, employee confidentiality agreements, intellectual property agreements and restrictive covenant agreements with material terms that deviate from the Acquired Companies’ standard form of each such agreement and plan applicable to the active employees of the Acquired Companies have been provided and listed in Section 2.11(e) of the Company Disclosure Schedule.

(f)            Except as disclosed in Section 2.11(f) of the Company Disclosure Schedule, there are no change of control, gross-up or similar agreements or arrangements with any employees or contractors, and neither the execution and delivery of this Agreement nor the completion of the Contemplated Transactions will result in any cash or other compensation or benefits accelerating or becoming payable to any employees or contractors.

(g)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, all (i) amounts that have become due and payable for employee compensation (including salary, wages, overtime, vacation pay, holiday pay, bonuses, commissions, and other incentive payments, and benefits under the Plans) under applicable Legal Requirements, Contracts or Plans have been paid in full or are properly reflected in the Company’s books and records, and (ii) required deductions and withholdings (including income tax withholdings, and employer contribution requirements) have been timely deducted, withheld, and remitted.

(h)            The Acquired Companies have delivered all current employee manuals and handbooks and employment policy statements of the Acquired Companies.

(i)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries are and since January 1, 2023 have been in compliance in all material respects with all applicable Legal Requirements with respect to employment and labor, including Legal Requirements relating to employment standards, wages, hours, overtime, vacation pay, holiday pay, labor relations, collective bargaining, civil rights, equal employment opportunities, pay equity, fair employment practices, human rights, harassment, retaliation, leaves of absence, paid sick leave, classification of service providers, unemployment insurance, employment discrimination, safety and health, immigration status and employment of foreign citizens, workers’ compensation and payment of withholding and/or social security Taxes.

(j)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, during the past five (5) years, no allegations of workplace harassment, sexual misconduct or illegal retaliation or discrimination have been made known to the Company or its Subsidiaries, initiated, filed, settled or, to the Knowledge of the Company, threatened in writing against the Company or its Subsidiaries or any Company Associate.

(k)            Except as would not result in material liability for the Company, no tribunal, court or Governmental Body has issued any judgment, order or determination that any of the Acquired Companies is a joint or common employer of any employee of a Franchisee. Except as would not result in material liability for the Company, to the Knowledge of the Company, there are no pending or threatened claims that any of the Acquired Companies is a joint or common employer of any Franchisee’s employees.

2.12        Certain Business Practices.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, since January 1, 2021, neither the Company, nor its senior officers, nor any of its Subsidiaries or, to the Knowledge of the Company, any other third party, in each case, acting on behalf of the Company or any of its Subsidiaries, has taken any action in violation of, been convicted of, or charged with any offenses under the United States Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part IV or Section 426 (Secret Commissions) of the Criminal Code (Canada), or any other comparable anti-bribery or anti-corruption legislation in criminal and anti-competition Laws in Canada or the United States (collectively, “Anti-Corruption Laws”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, since January 1, 2021, neither the Company nor any of its Subsidiaries has been subject to any actual, pending, or threatened Legal Proceeding, or made any voluntary disclosures to any Governmental Body, involving the Company or any of its Subsidiaries in any way relating to applicable Anti-Corruption Laws. The Company and its Subsidiaries are in compliance with all Export Control Laws applicable to their export and import transactions, except for such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)            The Company and each of its Subsidiaries, and their respective directors, officers, and employees (i) is not a Sanctioned Person and (ii) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, has not engaged and is not currently engaging in any business or other dealings with, in, involving or relating to any Sanctioned Countries or Sanctioned Persons, in violation of applicable Sanctions. In the past five (5) years, the Company and each of its Subsidiaries have been in compliance in all material respects with applicable Sanctions and Export Control Laws.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, since January 1, 2021, neither the Company, nor any of its Subsidiaries or, to the Knowledge of the Company, any other third party, in each case, acting on behalf of the Company or any of its Subsidiaries, is or has been in violation of any laws relating to anti-money laundering, anti-terrorist financing or anti-sanctions evasion including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the regulations thereunder or the Criminal Code (Canada) (collectively “AML Laws”). Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company, since January 1, 2021, neither the Company nor any of its Subsidiaries is or has been subject to any actual, pending, or threatened Legal Proceeding, or made any voluntary disclosures to any Governmental Body, involving the Company or any of its Subsidiaries in any way relating to applicable AML Laws.

2.13        Affiliate Transactions.

There are no transactions, agreements, arrangements or understandings between the Company, on the one hand, and any director or executive officer of the Company, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act with respect to the Company other than ordinary course of business employment agreements and similar employee arrangements.

2.14        Tax Matters.

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company:

(a)            (i) all Tax Returns required to be filed by or on behalf of each Acquired Company with any Governmental Body (1) have been filed on or before the applicable due date (including any extensions of such due date) and (2) are true, correct and complete; and (ii) all Taxes for which each Acquired Company is liable have been timely paid or accrued (in accordance with GAAP);

(b)            (i) the Company Balance Sheet reflects a reserve established in accordance with GAAP for all actual and contingent Tax liabilities of the Acquired Companies as of the date thereof, and (ii) since such date, no Acquired Company has incurred Liabilities for Taxes other than in the ordinary course of operation of its business, except in connection with the Contemplated Transactions;

(c)            (i) no audit, claim or Legal Proceeding relating to Taxes for which an Acquired Company is or may be liable, is pending or threatened in writing and, in each case, that has not been resolved; (ii) no deficiency for Taxes that remains unpaid or otherwise settled has been proposed or assessed by any Governmental Body against any Acquired Company; and (iii) no written claim has since January 1, 2023 been made by any Governmental Body in a jurisdiction where an Acquired Company does not file a Tax Return that it is or may be subject to Tax in that jurisdiction;

(d)            other than Permitted Encumbrances, there are no Encumbrances relating to Taxes upon any asset of any Acquired Company;

(e)            in the two (2) years prior to the date of this Agreement, no Acquired Company has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in connection with a distribution of stock qualifying for tax-free treatment under Sections 355 and 361 of the Code;

(f)            (i) no Acquired Company has any Liability for the Taxes of another Person (other than another Acquired Company) under Treasury Regulations Section 1.1502-6 (or any similar state, local or foreign Legal Requirement), as a transferee, as a successor or by Contract, except for an agreement (A) solely between the Acquired Companies, (B) that will terminate as of Closing, or (C) entered into in the ordinary course of business and not primarily related to the allocation or sharing of Taxes or otherwise, and (ii) except for a group of which the Company is the common parent and which includes only the Acquired Companies, no Acquired Company has been a member of an affiliated, consolidated, or unitary group for Tax purposes;

(g)            no Acquired Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract (except for an agreement (i) solely between Acquired Companies, (ii) that will terminate as of Closing or (iii) entered into in the ordinary course of business and not primarily related to the allocation or sharing of Taxes);

(h)            no Acquired Company has since January 1, 2023 participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or a similar transaction under any similar Legal Requirement;

(i)            no Acquired Company has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar state, local or foreign Legal Requirement), and no Acquired Company has requested, has received or is subject to any written ruling of a Governmental Body or has entered into any similar written agreement with a Governmental Body with respect to any Taxes;

(j)            each Acquired Company has properly and timely withheld from each payment or deemed payment made to each Company Associate, its past and present suppliers, creditors, stockholders and other third parties all Taxes and other deductions required to be withheld and has duly and timely paid such withheld amounts to the proper Governmental Bodies and complied with all reporting and record retention requirements related to such Taxes;

(k)            no Acquired Company has Knowledge of any facts, agreements, plans or other circumstances, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede (1) the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (2) the Mergers, taken together, the Exchange and the Rhino Merger from together qualifying as a transaction described in Section 351 of the Code;

(l)            no claims have since January 1, 2023 been made by any Governmental Body that any Acquired Company is or may be subject to Tax in a jurisdiction where the Acquired Company does not file Tax Returns;

(m)            no facts, circumstances or events exist or have existed that have resulted in, or may result in, the application of any of Sections 15, 17, 79 to 80.04 of the Income Tax Act (Canada) (or any similar provision of an applicable Tax Legal Requirement of any province or territory of Canada) to an Acquired Company; and

(n)            for any transactions since January 1, 2023 between each Acquired Company and any non-resident person with whom it was not dealing at arm’s length, such Acquired Company has made or obtained records or documents that meet the transfer pricing requirements under applicable Legal Requirements;

(o)            the value of the consideration paid or received by an Acquired Company for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a person with whom the Acquired Company was not dealing at arm’s length within the meaning of the Income Tax Act (Canada) was equal to the fair market value of such property acquired, provided or sold or services purchased or provided;

(p)            each Acquired Company that carries on business in Canada is duly registered with the Canada Revenue Agency under Subdivision d of Division V of Part IX of the Excise Tax Act (Canada) for purposes of goods and services sales tax and the harmonized sales tax (“GST/HST”). All input tax credits, rebates and similar refunds claimed by an Acquired Company for GST/HST and provincial or other sales or value-added tax purposes were calculated in accordance with applicable Tax Legal Requirement. Each Acquired Company has complied with all registration, reporting, payment, collection and remittance requirements in respect of GST/HST and provincial or other sales or value-added tax in accordance with applicable Tax Legal Requirements;

(q)            no Acquired Company that carries on business in Canada has claimed any reserve, deduction, or deferral, or made any election or designation, under the Income Tax Act (Canada) or any applicable Tax Legal Requirement of any province or territory of Canada, other than any such item claimed or made in the ordinary course of business and consistent with past practice, that would reasonably be expected to materially increase Taxes payable by an Acquired Company in any taxation year or period beginning on or after the Closing Date or, with respect to any period beginning before and ending after the Closing Date, the portion of such period beginning on or after the Closing Date;

(r)            no Acquired Company that carries on business in Canada has made any payment, nor is obligated to make any payment, nor is a party to any agreement under which it could be obligated to make any payment, that may not be deductible by virtue of Section 67 or 78 of the Income Tax Act (Canada) or any similar provision of an applicable Tax Legal Requirement of any province or territory of Canada;

(s)            none of the shares of the Company constitute “taxable Canadian property” for purposes of the Income Tax Act (Canada); and

(t)            no Acquired Company that carries on business in Canada has engaged in any transaction that is or could be a “reportable transaction” as defined in Subsection 237.3(1) of the Income Tax Act (Canada) or a “notifiable transaction” as defined in Subsection 237.4(1) of the Income Tax Act (Canada).

Notwithstanding any other provision of this Agreement, Section 2.10, Section 2.11 and this Section 2.14, each only to the extent they relate to Taxes, shall contain the sole and exclusive representations and warranties of the Company with respect to Taxes.

2.15        Legal Proceedings; Orders.

(a)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, there is no pending Legal Proceeding or that, to the Knowledge of the Company, is being threatened in writing against the Company or any of its Subsidiaries. There is no pending Legal Proceeding against the Company or any of its Subsidiaries that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Mergers, the Rhino Merger, or any of the other Contemplated Transactions. No Acquired Company is subject to any order, decree or ruling that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(b)            Except as set forth on Section 2.15(b) of the Company Disclosure Schedule, (i) there are no outstanding material disputes between any Acquired Company and any Franchisee of any Franchisor, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (ii) no Franchisees or independent franchisee associations having Franchisees as members have brought material legal claims against any Acquired Company that are still pending, and no franchisee associations having Franchisees as members have provided to any Acquired Company a written objection to the policies of any of the Franchisors, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. No Acquired Company has received any written notice from any Person alleging that any Franchisor is a joint or co-employer of, or has any liability whatsoever as a joint or co-employer with respect to, any employees of a Franchisee. Except for the arrangements described on Section 2.15(b) of the Company Disclosure Schedule, no Franchisor has granted any subfranchising rights to a Franchise System which remain in force.

2.16        Intellectual Property.

(a)            Section 2.16(a) of the Company Disclosure Schedule sets forth a true, complete and accurate list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) Internet domain name registrations, in each case that are owned or purported to be owned by the Company or any of its Subsidiaries (collectively, the “Company Registered IP”). The Company and its Subsidiaries own all right, title, and interest in and to all Company Owned IP and have the right to use all other Intellectual Property used in, held for use in or necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted, in each case, free and clear of all Encumbrances except for Permitted Encumbrances (collectively, the “Company Intellectual Property”), except where the failure to own or have the right to use such properties would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, all of the Company Registered IP is valid, subsisting and enforceable. No Legal Proceeding is pending or, to the Knowledge of the Company, is threatened in writing, that challenges the validity, enforceability, registration or ownership of any Company Registered IP.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the use of the Company Intellectual Property by the Company and its Subsidiaries and the operation of the business of each of the Company and its Subsidiaries do not infringe, dilute, misappropriate, or otherwise violate, and since January 1, 2023 have not infringed, diluted, misappropriated, or otherwise violated any Intellectual Property of any other Person and, (ii) since January 1, 2023, no Person has sent any written notice to the Company or any of its Subsidiaries (or, to the Knowledge of the Company, any counterparty to a Franchise Agreement) alleging the foregoing.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) since January 1, 2023, no Person has challenged the ownership, validity or enforceability of, or, to the Knowledge of the Company, infringed, diluted, misappropriated, or otherwise violated, any Company Owned IP or any other rights of the Company or any of its Subsidiaries in any exclusively licensed Company Intellectual Property, and (ii) since January 1, 2023, neither the Company nor any of its Subsidiaries has made any claim or allegation, or sent any notice, alleging any of the foregoing.

(d)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, no Proprietary Software contains, is derived from, is distributed, integrated or bundled with, or statically links to or otherwise uses, any Open Source Software in any manner that (i) requires (or purports to require) the use, licensing, disclosure or distribution of any portion of Company Owned IP or Proprietary Software (including any source code therefor), (ii) imposes any material limitation, restriction or condition on the right or ability of the Company or any of its Subsidiaries to use or distribute any Company Owned IP or Proprietary Software, or (iii) creates obligations for the Company or its Subsidiaries with respect to any Company Owned IP (including any Proprietary Software) or grants to any other Person any rights or immunities under any Company Owned IP (including any Proprietary Software). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company, its Subsidiaries, nor any other Person acting on behalf of any of the foregoing has disclosed or delivered to any third party, agreed to disclose or deliver to any third party, or permitted the disclosure or delivery from any escrow agent or other third party, any source code. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions contemplated hereby will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of any Company Owned IP; or (ii) the release, disclosure, or delivery of any Company Owned IP (including the source code of any Proprietary Software) by or to any escrow agent or other Person, including pursuant to the terms of any source code escrow agreement.

(e)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries take commercially reasonable actions to protect, safeguard and maintain each item of material Company Intellectual Property, including taking commercially reasonable security measures to protect the confidentiality of any trade secrets and other material confidential information included in the Company Intellectual Property or otherwise used or held for use in the conduct of the business of the Company or its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, no current or former employee, founder, officer, consultant, or independent contractor of the Company or any of its Subsidiaries (each, a “Company Contributor”) has any right, license, claim, or interest whatsoever in or with respect to any Company Owned IP, and the Company and its Subsidiaries have secured from all Company Contributors who independently or jointly contributed to the conception, reduction to practice, creation, or development of any Company Owned IP unencumbered, unrestricted, and exclusive ownership (without any rights of reversion) of all such Company Contributor’s Intellectual Property in such contribution which the Company and its Subsidiaries do not already own by operation of law and no such Company Contributor has retained any rights or licenses with respect thereto.

(f)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the IT Systems owned, used, or held for use by, or relied upon by the Company or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of the Company and its Subsidiaries, (ii) since January 1, 2023, have not been subject to any outages or failures which have resulted in Liability or remain unremediated, (iii) since January 1, 2023, permitted any Person to access the IT Systems without authorization and (iv) to the Knowledge of the Company, are free from any code that may disrupt, disable, erase or harm in any way the operation of the Company or its Subsidiaries. The Company and its Subsidiaries have each implemented commercially reasonable data security, data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Systems, except where the failure to so implement such data security, data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Systems would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

2.17        Privacy and Data Protection.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each of its Subsidiaries is, and since January 1, 2023, has been in compliance with all Information Privacy and Security Requirements that apply to the Company or to such Subsidiary, respectively.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each of its Subsidiaries has implemented and maintains and, since January 1, 2023, has maintained commercially reasonable and appropriate physical, technical and administrative measures and policies, compliant with applicable Information Privacy and Security Requirements, designed to protect the confidentiality, integrity, availability and security of Personal Data within its possession or control and of its IT Systems involved in the processing of such Personal Data.

(c)            Since January 1, 2023, there has been no unauthorized access, use, communication, modification, disclosure, loss or any other breach of the protection of Personal Data within the possession or control of the Company or of any of its Subsidiaries or unauthorized intrusion into the Company’s or any of its Subsidiaries’ IT Systems involved in the processing of such Personal Data, in each case, which would require notification to any Person pursuant to any applicable Information Privacy and Security Requirement.

(d)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is, to the Knowledge of the Company, under investigation by any Governmental Body for an alleged violation of any Information Privacy and Security Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, since January 1, 2023, no notice, complaint, claim, inquiry, audit, enforcement action, proceeding or litigation of any kind has been served on, or initiated against, the Company, its Subsidiaries or any of its officers, directors or employees (in their capacity as such) by any Person, alleging non-compliance with any Information Privacy and Security Requirement.

(e)            The execution, delivery, and performance of this Agreement shall not cause, constitute, or result in any material breach or violation of any Information Privacy and Security Requirement.

2.18        Real Property; Leasehold.

(a)            None of the Acquired Companies owns, nor has owned since January 1, 2023, any real property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Acquired Companies have a valid leasehold title (as applicable) to the real property subject to the leases and subleases to which any Acquired Company is a party as tenant for real property (including, in each case, to the extent included in such lease or sublease, leasehold rights to all land improvements, structures, buildings, plants, fixtures, building improvements and all appurtenances pertaining thereto or accruing to the benefit thereof) (the “Company Real Property Leases”), in each case, free and clear of all Encumbrances, except for Permitted Encumbrances.

(b)            Each Company Real Property Lease is valid, binding and in full force and effect, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there is not under any Company Real Property Lease (i) any existing default by the Company or any of the other Acquired Companies or, to the Knowledge of the Company, any other party thereto or (ii) to the Knowledge of the Company, any condition or event that, with notice or lapse of time, or both, would constitute a default under the provisions of such Company Real Property Lease.

2.19        Material Contracts.

(a)            Section 2.19(a) of the Company Disclosure Schedule identifies, as of the date of this Agreement, each of the following Contracts of an Acquired Company (excluding any Company Plans, Foreign Company Plans, Company Real Property Leases, the Rhino Merger Agreement and any purchase or sales order issued in the ordinary course of business) (each, a “Material Contract”):

(i)            any joint venture, partnership or limited liability company agreement which is material to the Company and its Subsidiaries (taken as a whole) relating to the formation, creation, operation, management or control of any such material joint venture, partnership or limited liability company;

(ii)            any Contract creating, guaranteeing or incurring indebtedness for borrowed money in excess of $5,000,000;

(iii)            any Contract with a supplier or vendor of the Company or any of its Subsidiaries that resulted in aggregate payments by the Company and its Subsidiaries to such supplier or vendor in excess of $8,000,000 for the fiscal year ended December 31, 2025;

(iv)            any Contract for the acquisition or disposition (by merger, consolidation, purchase or sale of stock or of assets or otherwise) of any Entity, business or assets that constitute a business or division of any Person, or all or substantially all of the assets of any Person (A) after the date hereof and with a fair market value or a purchase price (including assumption of debt) in excess of $8,000,000 and under which, after the Closing, the Company or any of its Subsidiaries will have any material financial obligations or (B) under which, after the Closing, the Company or any of its Subsidiaries will have any material continuing indemnification obligations or “earn-out” or similar contingent payment obligations;

(v)            except with respect to franchising arrangements as described in Section 4.2(b)(v) of the Company Disclosure Schedule, any Contract that (A) contains any covenant that expressly limits, curtails or restricts the ability of the Company or any of its Subsidiaries to engage in any line of business, compete with any Person or conduct activities in any geographic area, in each case that would reasonably be expected to be material to the operations of the Company and its Subsidiaries (taken as a whole) or (B) grants to any third party a right of first refusal, first offer or first negotiation or a call or put right with respect to any asset that is material to the Company and its Subsidiaries (taken as a whole);

(vi)            any Contract that is between the Company or any of its Subsidiaries, on the one hand, and any director, officer or stockholder holding five percent (5%) or more of the voting power of the Company Common Stock, on the other hand, other than (A) any employment agreements, (B) relating to transactions conducted on an arm’s-length basis or (C) any agreements with consideration of less than $5,000,000;

(vii)            any Contract (A) under which the Company or any of its Subsidiaries grants or is granted (x) a covenant not to use or assert any Intellectual Property or (y) a license on an exclusive basis to any Intellectual Property or (B) material to the conduct of the business of the Company and its Subsidiaries (taken as a whole) under which the Company or any of its Subsidiaries grants a license to a third party with respect to Company Owned IP, or acquires, is granted a license to or otherwise permitted to use Intellectual Property of a third party, other than, in the case of Subsection (B), (1) Contracts involving the licensing of Intellectual Property where such licensed Intellectual Property is merely incidental to the transaction contemplated in such Contract, the commercial purpose of which is something other than such license of Intellectual Property, (2) Contracts relating to the non-exclusive license, support or service of the Company’s products and services in the ordinary course of business on the Company’s standard form, (3) Contracts for (x) the license of generally commercially available, non-customized technology pursuant to a non-exclusive license, with annual fees of less than $5,000,000, or (y) Open Source Software, (4) non-disclosure agreements entered into in the ordinary course of business, or (5) employee invention assignment agreements entered into in the ordinary course of business on the Company’s standard form;

(viii)            any tax receivable agreements;

(ix)            master franchise agreements for the United States independent regions, Quebec and Europe (collectively, the “Master Franchise Agreements”);

(x)            each agreement under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, or employees;

(xi)            each agreement that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject and that is material to the business of the Company and its Subsidiaries, taken as a whole, except for any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries; and

(xii)            any Contract not otherwise described in any other Subsection of this Section 2.19(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act) with respect to the Company.

(b)            Each Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to the Enforceability Limitations and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. None of the Acquired Companies, and, to the Knowledge of the Company, no other Person, has violated or breached, or committed any default under, any Material Contract, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

2.20        Takeover Statutes.

Assuming the accuracy of the representations and warranties in Section 3.5, the Company Board has taken all actions necessary to ensure that the restrictions applicable to business combinations contained in Article 13 of the Company’s certificate of incorporation are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Mergers and the other Contemplated Transactions. To the Knowledge of the Company, there are no other “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statutes or regulations, including Section 203 of the DGCL (each, a “Takeover Statute”) applicable to, or purporting to be applicable to, this Agreement, any Acquired Company, the Mergers or any of the other Contemplated Transactions. None of the Company or any of its Subsidiaries has adopted a stockholder rights agreement, rights plan, “poison pill” or other similar agreement that is currently in effect.

2.21        Vote Required.

Subject to the accuracy of the representations and warranties in Section 3.5, the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement and approve the Mergers, and approve the issuance of shares of Company Class A Common Stock in connection with the Rhino Merger, is (x) in the case of this Agreement and the Mergers, the affirmative vote of the holders of a majority of the voting power of the shares of the Company Common Stock outstanding on the record date for the Company Stockholders’ Meeting, and (y) in the case of the issuance of shares of Company Class A Common Stock in connection with the Rhino Merger, the affirmative vote of the holders of a majority of the voting power of the shares of the Company Common Stock outstanding on the record date and present in person or by proxy at the Company Stockholders’ Meeting and entitled to vote on the proposal to approve the issuance of shares in connection with the Rhino Merger (clauses (x) and (y), the “Required Company Stockholder Vote”).

2.22        Fairness Opinion.

The Company Board has received the oral opinion of J.P. Morgan Securities LLC (“JP Morgan”), financial advisor to the Company, to be confirmed by delivery of a written opinion, that, as of the date thereof and based upon and subject to the assumptions, limitations, qualifications, and conditions set forth in such opinion, the Merger Consideration to be received by the holders of Company Class A Common Stock (other than holders of Excluded Shares and Dissenting Shares) in the Contemplated Transactions is fair, from a financial point of view, to such holders.

2.23        Advisors’ Fees.

Except for JP Morgan, no broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Mergers or any of the other Contemplated Transactions based upon arrangements made by or on behalf of any of the Acquired Companies that will be payable by any of the Acquired Companies.

2.24        Information Supplied.

None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the time the Proxy Statement/Prospectus is mailed to the stockholders of the Company and the shareholders of Parent or at the time of the Company Stockholders’ Meeting or at the time of the Parent Shareholders’ Meeting (or, in each case, any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder and the provisions of Canadian Securities Laws, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, Merger Sub I, Merger Sub II, BidCo or New Wildlife for inclusion or incorporation by reference in the Proxy Statement/Prospectus or any financial projections or forward-looking statements.

2.25        Franchise Matters.

(a)            The lists of Franchisees identified and reported in each Franchisor’s 2026 U.S. FDD are true, correct, and complete lists in all material respects, and, taken as a whole, identify all Franchisees in the United States as of the close of the 2025 fiscal year for the Franchisors.

(b)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) each Master Franchise Agreement is a valid and binding agreement of the parties thereto in full force and effect and in which the parties thereto are in material compliance with the terms of such agreement, and is enforceable against the parties thereto in accordance with its terms, subject to the Enforceability Limitations, (ii) each Master Franchise Agreement complies in all material respects with Legal Requirements and orders of Governmental Bodies having jurisdiction with respect to the offer and sale of Franchises, (iii) no party to a Master Franchise Agreement has given written notice to any Acquired Company of its breach of the applicable Master Franchise Agreement or such party’s intention to exercise termination rights, cease or materially and adversely change its business relationship with the Franchisor, (iv) since January 1, 2023, the Franchisors have been in compliance in all material respects with applicable Legal Requirements regarding the Master Franchise Agreements and Franchisees, and the offer and sale of Franchises and (v) except for the RE/MAX, LLC Advisory Council, none of the Acquired Companies has organized, sponsored or given formal recognition to any franchise advisory council, independent franchisee association or other similar organization of Franchisees.

(c)            (i) Not more than two percent (2%) of the Franchise Agreements in effect, as measured by the total monthly ongoing fees paid by the Franchisees to the Franchisors in the twelve (12)-months ending December 31, 2025, include change in control rights or similar provisions that would trigger the Franchisee’s right to terminate their Franchise Agreement upon execution of this Agreement or the consummation of the Contemplated Transactions and (ii) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, neither the execution of this Agreement nor the consummation of the Contemplated Transactions (x) will require the consent or approval by any Franchisee, Franchisee council, or Franchisee association, or other third party, or (y) will result in a violation of or a default under any Franchise Agreement.

2.26        Competition Act (Canada).

For the purposes of Section 109 of the Competition Act, the aggregate value of the assets in Canada of the Company and its affiliates does not exceed CAD $180,000,000, and the annual gross revenues from sales in, from and into Canada generated by the Company and its affiliates does not exceed CAD $90,000,000, in each case determined in accordance with the Competition Act.

2.27        Insurance.

Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company: (a) each insurance policy of the Company and its Subsidiaries is in full force and effect and (b) none of the Company or its Subsidiaries is in default under any provisions of any such policy of insurance nor has any of the Company or its Subsidiaries received notice of cancellation of or cancelled any such insurance since January 1, 2023.

2.28        Rhino Merger Agreement.

Each of the representations and warranties given by the Company and, to the Knowledge of the Company, Rhino, in the Rhino Merger Agreement are true and complete in all material respects.

2.29        No Other Representations.

The Company, on behalf of itself and the other Acquired Companies, acknowledges that: (a) except for the representations and warranties expressly set forth in Section 3, and in the certificate delivered pursuant to Section 6.2(c), none of Parent, Merger Sub I, Merger Sub II, New Wildlife, Bidco or any other Parent Entity (or any other Person) makes, or has made, any representation or warranty relating to the Parent Entities or any of their businesses or operations in connection with this Agreement or the Mergers; and (b) the representations and warranties made by Parent in Section 3 and in the certificate delivered pursuant to Section 6.3(c) are in lieu of and are exclusive of all other representations and warranties made by Parent, including any express or implied warranties as to merchantability or fitness for a particular purpose, and each of Parent, Merger Sub I, Merger Sub II, New Wildlife and Bidco disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure by or on behalf of Parent, Merger Sub I, Merger Sub II, New Wildlife or Bidco of any other information (including any financial information, supplemental data or financial projections or other forward-looking statements) to the Company, any other Acquired Company or any of their respective Affiliates or Representatives. The Company, on behalf of itself and the other Acquired Companies, further acknowledges that, except for the representations and warranties expressly set forth in Section 3 and in the certificate delivered pursuant to Section 6.3(c), they have not relied on or otherwise been induced by: (i) any express or implied representation or warranty relating to the Parent Entities or any of their businesses or operations in connection with this Agreement or the Mergers; (ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company, any other Acquired Company or any of their respective Affiliates or Representatives; or (iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Section 3.              Representations and Warranties of Parent

Except as set forth in (x) any Parent Public Report filed with, or furnished to, the SEC or Canadian Securities Regulators or otherwise filed on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) system on or after January 1, 2023 (so long as such documents are publicly available via the EDGAR or SEDAR+ system, as applicable) at least one day before the date of this Agreement (including exhibits and other information filed or furnished therewith, or incorporated by reference therein, but excluding any disclosures set forth in the “risk factors” section or in any depiction of risks in any “forward-looking statements” section to the extent such disclosures are cautionary and forward-looking in nature (other than any portion of such disclosures that relate to historical or factual matters)) provided, that (A) any matter disclosed in any Parent Public Report will be deemed to be disclosed in a section of the Parent Disclosure Schedule only to the extent it is reasonably apparent on the face of such disclosure in such Parent Public Report that it is applicable to such section of the Parent Disclosure Schedule and (B) nothing disclosed in any such Parent Public Report will be deemed to modify or qualify the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.10, Section 3.14, Section 3.24 or Section 3.25, or (y) the Parent Disclosure Schedule (subject to Section 8.6), Parent represents and warrants to the Company as follows:

3.1          Organization; Qualification.

(a)            Each of Parent, Merger Sub I, Merger Sub II, New Wildlife and Bidco is a legal Entity duly organized, validly existing and, where such concept is recognized, in good standing under the Legal Requirements of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Each of Parent, Merger Sub I, Merger Sub II, New Wildlife and Bidco is qualified to do business and, where such concept is recognized, is in good standing as a foreign corporation or other Entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent has provided to the Company, prior to the date hereof, a true, accurate and complete copy of the certificate of incorporation, notice of articles and articles of Parent as amended to the date hereof (“Parent Governing Documents”). Parent is not in violation of the Parent Governing Documents in any material respect.

(b)            Each Subsidiary of Parent is a corporation or other Entity duly organized, validly existing and, where such concept is recognized, in good standing under the Legal Requirements of its respective jurisdiction of its incorporation or organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and is qualified to do business and, where such concept is recognized, is in good standing as a foreign corporation or other Entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

3.2          Capitalization; Subsidiaries.

(a)            The authorized share structure of Parent consists of an unlimited number of Parent Common Shares without par value. As of 5:00 p.m. (Eastern time) on April 24, 2026 (the “Parent Capitalization Date”):

(i)            214,610,724 Parent Common Shares were issued and outstanding;

(ii)            25,000 Parent Common Shares were subject to issuance pursuant to outstanding Parent Options under Parent’s 2025 Stock Incentive Plan;

(iii)            22,530,064 Parent Common Shares were subject to issuance pursuant to outstanding Parent RSUs under Parent’s 2025 Stock Incentive Plan;

(iv)            5,730,834 Parent Common Shares were subject to issuance pursuant to outstanding Parent Options under Parent’s Amended and Restated Omnibus Incentive Plan;

(v)            11,962,976 Parent Common Shares were subject to issuance pursuant to outstanding Parent RSUs under Parent’s Amended and Restated Omnibus Incentive Plan;

(vi)            259,168 Parent Common Shares were subject to issuance pursuant to outstanding Parent Options under Parent’s Omnibus Incentive Plan;

(vii)            1,375 Parent Common Shares were subject to issuance pursuant to outstanding Parent RSUs under Parent’s Omnibus Incentive Plan;

(viii)            4,217,840 Parent Common Shares were subject to issuance pursuant to outstanding Parent Options under Parent’s Stock Option Plan; and

(ix)            1,000 Parent Common Shares were subject to issuance pursuant to outstanding Parent RSUs under Parent’s Restricted Share Unit Plan.

(b)            All issued and outstanding Parent Common Shares are duly authorized, validly issued, fully paid, nonassessable and were issued in compliance in all material respects with applicable Legal Requirements and are free of any preemptive rights. All issued and outstanding Parent Options and Parent RSUs are duly authorized, validly issued and were issued in compliance in all material respects with applicable Legal Requirements and are free of any preemptive rights. With respect to each Parent Option, Parent RSU and each other equity award granted by Parent or available for issuance under the Parent Equity Plans, (i) each grant was duly authorized no later than the Grant Date, (ii) each Parent Option has an exercise price that is equal or greater than the fair market value of the underlying Parent Common Shares on the applicable Grant Date, (iii) each such grant was properly accounted for and disclosed in all material respects in accordance with Legal Requirements, and (iv) no modifications have been made to any Parent Options following the Grant Date.

(c)            The authorized capital stock of New Wildlife consists of 100 shares of common stock, par value $0.001 per share, 100 of which are validly issued, fully paid, nonassessable and outstanding. All of the issued and outstanding capital stock of New Wildlife is, and at the First Merger Effective Time will be, owned by Parent, free and clear of all Encumbrances. New Wildlife does not have outstanding any option, warrant, right or any other agreement pursuant to which any Person other than Parent or its wholly owned Subsidiaries may acquire any equity security of New Wildlife. New Wildlife was formed solely for the purpose of engaging in the Contemplated Transactions, and it has not conducted any business activities prior to the date hereof and has no, and prior to the First Merger Effective Time will have no, business activities, assets, Liabilities or obligations of any nature other than those incident to its incorporation and pursuant to this Agreement and the Contemplated Transactions.

(d)            The authorized capital stock of Merger Sub I consists of 100 shares of common stock, par value $0.001 per share, 100 of which are validly issued, fully paid, nonassessable and outstanding. All of the issued and outstanding capital stock of Merger Sub I is, and at the First Merger Effective Time will be, owned by New Wildlife, free and clear of all Encumbrances. Merger Sub I does not have outstanding any option, warrant, right or any other agreement pursuant to which any Person other than New Wildlife or its wholly owned Subsidiaries may acquire any equity security of Merger Sub I. Merger Sub I was formed solely for the purpose of engaging in the Contemplated Transactions, and it has not conducted any business activities prior to the date hereof and has no, and prior to the First Merger Effective Time will have no, business activities, assets, Liabilities or obligations of any nature other than those incident to its incorporation and pursuant to this Agreement and the Contemplated Transactions.

(e)            The authorized capital stock of Merger Sub II consists of 100 units, without par value, 100 of which are validly issued, fully paid, nonassessable and outstanding. All of the issued and outstanding capital stock of Merger Sub II is, and at the First Merger Effective Time will be, owned by New Wildlife, free and clear of all Encumbrances. Merger Sub II does not have outstanding any option, warrant, right or any other agreement pursuant to which any Person other than New Wildlife or its wholly owned Subsidiaries may acquire any equity security of Merger Sub II. Merger Sub II was formed solely for the purpose of engaging in the Contemplated Transactions, and it has not conducted any business activities prior to the date hereof and has no, and prior to the Second Merger Effective Time will have no, business activities, assets, Liabilities or obligations of any nature other than those incident to its incorporation and pursuant to this Agreement and the Contemplated Transactions.

(f)            The authorized share structure of Bidco consists of an unlimited number of common shares, without par value, one (1) of which is validly issued, fully paid, nonassessable and outstanding. All of the issued and outstanding common shares of Bidco are, and at the Arrangement Effective Time will be, owned by New Wildlife, free and clear of all Encumbrances. Bidco does not have outstanding any option, warrant, right or any other agreement pursuant to which any Person other than New Wildlife or its wholly owned Subsidiaries may acquire any equity security of Bidco. Bidco was formed solely for the purpose of engaging in the Contemplated Transactions, and it has not conducted any business activities prior to the date hereof and has no, and prior to the Arrangement Effective Time will have no, business activities, assets, Liabilities or obligations of any nature other than those incident to its incorporation and pursuant to this Agreement and the Contemplated Transactions.

(g)            Except as set forth in Section 3.2(a) and Section 3.2(g) of the Parent Disclosure Schedule, and other than the Parent Common Shares that have become outstanding after the Parent Capitalization Date that were issued in accordance with the Parent Equity Plans and other than equity securities that were issued in accordance with Section 4.2(d), (i) Parent does not have any shares of its authorized share structure or other equity interests issued or outstanding; (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which Parent or any Subsidiary of Parent is a party or otherwise bound obligating Parent or any of its Subsidiaries to (A) issue, transfer or sell, or make any payment with respect to, any shares of or other equity interests of Parent or any of its Subsidiaries or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment, or (C) redeem or otherwise acquire any such shares or other equity interests; and (iii) there is no shareholder rights plan (or similar plan commonly referred to as a “poison pill”) under which Parent is obligated to sell or otherwise issue any shares of its authorized share structure or any other securities.

(h)            There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or which are convertible into or exercisable for securities having the right to vote) on any matters on which the shareholders of Parent have a right to vote.

(i)            Except for the Voting and Support Agreements, there are no voting trusts or other agreements or understandings to which any Parent Entity is a party with respect to the voting of the capital stock or other equity interests of any Parent Entity.

(j)            Section 3.2(j) of the Parent Disclosure Schedule sets forth a true, accurate and complete list (as of the date hereof) of (i) the Subsidiaries of Parent and (ii) Parent’s or any of its Subsidiaries’ membership interest, partnership interest, joint venture interest or other equity or voting interest in any other Person, in each case, setting forth the name, the jurisdiction of organization and ownership percentage. All of the outstanding shares of capital stock of, or equity interests in, each of the Subsidiaries of Parent are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and all such shares and equity interests are owned of record and beneficially, directly or indirectly, by Parent free and clear of all Encumbrances, other than Permitted Encumbrances or arising pursuant to applicable securities Legal Requirements.

3.3          Authority.

(a)            Each of Parent, Merger Sub I, Merger Sub II, New Wildlife and Bidco has the requisite corporate power and authority to execute and deliver this Agreement and the other documents contemplated hereby to which it is a party and subject to receipt of the Required Parent Shareholder Vote, the Final Order and the New Wildlife Consents, to perform its obligations hereunder and to consummate the Contemplated Transactions. The execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the Contemplated Transactions have been duly and validly authorized by all necessary corporate or similar action, and no other corporate or similar proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the Contemplated Transactions other than the Required Parent Shareholder Vote and the New Wildlife Consents.

(b)            This Agreement has been duly and validly executed and delivered by Parent, Merger Sub I, Merger Sub II, New Wildlife and Bidco and, assuming the due authorization, execution and delivery hereof by the Company constitutes the valid and binding agreement of Parent, Merger Sub I, Merger Sub II, New Wildlife and Bidco, enforceable against Parent, Merger Sub I, Merger Sub II, New Wildlife and Bidco in accordance with its terms, subject to the Enforceability Limitations.

3.4          Governmental Consents; No Violation.

(a)            Other than in connection with or in compliance with (i) the DGCL and the DLLCA, including the filing of the certificates of merger, (ii) the Securities Act and the Exchange Act, including the filing with the SEC of the Proxy Statement/Prospectus, and any other applicable U.S. state or federal securities, takeover or “blue sky” Legal Requirements, (iii) filings under Canadian Securities Laws, (iv) the Interim Order and any approvals required by the Interim Order, (v) the Final Order, (vi) the HSR Act, any foreign antitrust and competition Legal Requirement, any Foreign Investment Law, and (vii) the Nasdaq Rules, no consent, approval, authorization or permit of, or filing with or notification to, any Governmental Body is necessary or required, under applicable Legal Requirements, on the part of Parent for the consummation by Parent of the Contemplated Transactions, except for such consents, approvals, authorizations, permits, filings or notifications that, if not obtained or made, (x) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, and (y) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent to consummate the Contemplated Transactions prior to the End Date.

(b)            Assuming compliance with Section 3.4(a) (including, where relevant, expiration of a waiting period) and receipt of the Required Parent Shareholder Vote, the execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Contemplated Transactions, do not and will not (i) result in any violation or breach of, or default (with or without notice, lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, any Parent Material Contract or result in the creation of any Encumbrances (other than Permitted Encumbrances) upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or violate any provision of the Parent Governing Documents or (iii) conflict with or violate any Legal Requirements applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i) and (iii), any such violation, conflict, breach, default, termination, cancellation, acceleration, right, loss or Encumbrance that (x) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (y) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent to consummate the Contemplated Transactions prior to the End Date.

3.5          Stock Ownership.

As of the date of this Agreement, none of Parent or any of its controlled Affiliates (a) beneficially owns (as such term is used in Rule 13d-3 under the Exchange Act) any shares of Company Common Stock or any options, warrants or other rights to acquire shares of Company Common Stock, or (b) “owns” or has “owned” within the three years prior to the date hereof (as such terms are defined in Article 13 of the Company’s certificate of incorporation) 15% or more of the Voting Stock of the Company (as defined in Article 13 of the Company’s certificate of incorporation).

3.6          Absence of Certain Arrangements.

(a)            As of the date hereof, none of the Parent Entities has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) pursuant to which any stockholder of the Company (including any stockholder of the Company following the Rhino Merger) would be entitled to receive, in respect of any share of Company Common Stock, consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Proposal, or (ii) pursuant to which any stockholder of the Company (including any stockholder of the Company following the Rhino Merger) or any of its Subsidiaries has agreed to make an investment in, or contribution to, Parent in connection with the Contemplated Transactions, in the case of clause (i), except for the Voting and Support Agreements. As of the date hereof, to the Knowledge of Parent, except for the Voting and Support Agreements, there are no agreements, arrangements or understandings (in each case, whether oral or written) between Parent or any of its Subsidiaries, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to, or are in connection with, the Contemplated Transactions or the operations of the Company or any of its Subsidiaries or, following the Closing, the Surviving Company or any of its Subsidiaries.

(b)            To the Knowledge of Parent, none of its related parties (within the meaning of Multilateral Instrument 61-101), nor any of their associated entities (within the meaning of Multilateral Instrument 61-101), will receive any collateral benefit (within the meaning of Multilateral Instrument 61-101) as a result of the Contemplated Transactions, nor do they, except as set forth in Section 3.6(b) of the Parent Disclosure Schedule, beneficially own or exercise control or direction over one percent (1%) or more of the outstanding Parent Common Shares.

3.7          Reports and Financial Statements.

(a)            Parent is a “reporting issuer” under applicable Canadian Securities Laws in each of the provinces and territories of Canada. As at the date of this Agreement, Parent has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has Parent received notification from any Canadian Securities Regulator seeking to revoke the reporting issuer status of Parent. As of the date of this Agreement, no order or other restriction with respect to any securities of Parent is pending or, to the Knowledge of Parent, threatened.

(b)            Parent has timely filed or furnished all registration statements, proxy statements and other statements, reports, schedules, forms and other documents required to be filed by Parent with the SEC, or any Canadian Securities Regulator or otherwise made available on SEDAR+ since January 1, 2023 (the “Parent Public Reports”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date hereof, as of the date of such amended or superseded filing), the Parent Public Reports complied as to form in all material respects with the applicable requirements of laws, including Canadian Securities Laws, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder, applicable to the Parent Public Reports. As of their respective filing dates (or, if amended or superseded by a filing prior to the date hereof, as of the date of such amended or superseded filing), the Parent Public Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Parent has not filed any confidential material change reports or other confidential documents with any Canadian Securities Regulator which remain confidential as at the date of this Agreement. No Subsidiary of Parent is separately subject to the periodic reporting requirements of the Exchange Act or any Canadian Securities Laws.

(c)            The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent Public Reports (if amended, as of the date of the last such amendment) fairly presented, in all material respects, the financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and their results of operations and cash flows for the respective periods then ended (subject, in the case of unaudited financial statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X or other rules and regulations of the SEC or under Canadian Securities Laws, or, in the case of unaudited financial statements, as permitted by Form 6-K or any successor form under the Exchange Act or other rules and regulations of the SEC or under Canadian Securities Laws).

(d)            No Parent Entity is a party to any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among such Parent Entity, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Parent Entity in Parent’s published financial statements or any Parent Public Reports.

(e)            To the Knowledge of Parent, there are no unresolved comments received from the SEC staff or the applicable Canadian Securities Regulators with respect to the Parent Public Reports on or prior to the date hereof. To the Knowledge of Parent, none of the Parent Public Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation or similar investigation by the applicable Canadian Securities Regulators.

3.8          Controls and Procedures.

(a)            Parent maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in National Instrument 52-109). Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified under Canadian Securities Laws, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to National Instrument 52-109 and Sections 302 and 906 of the Sarbanes-Oxley Act. Such internal control over financial reporting is reasonably designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Based on Parent’s most recent evaluation of internal control over financial reporting prior to the date hereof, to the Knowledge of Parent, there is currently (i) no material weakness (as such term is defined in National Instrument 52-109) in the design of its internal control over financial reporting, and (ii) no fraud, whether or not material, involving management or other employees of Parent who have a significant role in the internal control over financial reporting of Parent, that in either case would reasonably be expected to result in a material misstatement of Parent’s financial statements.

3.9          Undisclosed Liabilities.

None of the Parent Entities has any Liability of any nature, other than: (i) Liabilities reflected or otherwise reserved against in the Parent Balance Sheet (or the notes thereto); (ii) Liabilities that have been incurred by the Parent Entities since the date of the Parent Balance Sheet in the ordinary course of business; (iii) Liabilities for performance of obligations of the Parent Entities under any Contracts of Parent; (iv) Liabilities under this Agreement or in connection with the Contemplated Transactions, including the Mergers and the Arrangement; and (v) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

3.10        Absence of Changes.

Between the date of Parent Balance Sheet and the date of this Agreement: (a) there has not been any Material Adverse Effect on Parent; (b) except in connection with the negotiation, execution and delivery of this Agreement, the business of the Parent Entities has been conducted in all material respects in the ordinary course of business, and (c) none of the Parent Entities has taken any action or committed to take any action, that if taken during the Pre-Closing Period would require the Company’s consent under Section 4.2(d)(i).

3.11        Compliance with Legal Requirements.

(a)            Parent and each of its Subsidiaries are in compliance with and are not in default under or in violation of any Legal Requirements applicable to Parent, its Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (i) Parent and its Subsidiaries are and have been since January 1, 2023, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Body necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), (ii) all Parent Permits are valid and in full force and effect and (iii) since January 1, 2023, neither Parent nor any of its Subsidiaries have received any written notice of any cancellation or suspension, or threatened cancellation or suspension, of, or material limitation on, any such Parent Permit.

3.12        Employee Benefit Plans; ERISA.

(a)            Section 3.12(a) of the Parent Disclosure Schedule contains a true, complete and correct list, as of the date of this Agreement, of each material Parent Plan. With respect to each material Parent Plan, as applicable, Parent has made available to the Company true, accurate and complete copies of (i) the current plan document, including any amendment thereto, and, descriptions of the material terms of any Parent Plan that is not in writing (and, if applicable, related trust or funding agreements, annuity policies or insurance policies), (ii) the most recent determination or opinion letter received from, or issued by, the applicable Governmental Body, including the IRS, and (iii) the most recent financial statements and filed annual reports.

(b)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) each Parent Plan has been established, maintained and operated in all material respects in accordance with its terms and in compliance in all material respects with all applicable Legal Requirements, including ERISA, the Code, the Income Tax Act (Canada) and applicable provincial pension standards, as applicable; (ii) each Parent Plan intended to qualify for Tax-exempt or Tax-preferred treatment including under Section 401(a) of the Code and each trust intended to qualify for Tax-exempt and Tax-preferred treatment, including under Section 501(a) of the Code, if applicable, has obtained a favorable determination letter or is the subject of a favorable opinion letter from the applicable Governmental Body, including the IRS as to its qualified status under the Code and, to the Knowledge of Parent, no event has occurred and no facts or circumstances exist that would reasonably be expected to adversely affect such qualification; (iii) each Foreign Parent Plan intended to qualify for special tax treatment satisfies all requirements for such treatment under applicable Legal Requirements; (iv) there is no audit, inquiry or Legal Proceeding pending or, to the Knowledge of Parent, threatened in writing by the IRS, DOL or any other Governmental Body with respect to any Parent Plan, and, to the Knowledge of Parent, no facts or circumstances exist that would be reasonably expected to form a reasonable basis for any such audit, inquiry or Legal Proceeding; (v) none of the Parent Entities or any of their respective ERISA Affiliates has since January 1, 2023 incurred any material penalty or Tax with respect to any Parent Plan under applicable Legal Requirements, including Section 502(i) of ERISA or Sections 4975 through 4980 of the Code; (vi) each of the Parent Entities and their respective ERISA Affiliates have timely made all contributions and other payments required by and due under the terms of each Parent Plan, except as would not result in material Liability and, to the extent not yet due, such contributions and other payments have been adequately accrued in the consolidated financial statements (including any related notes) contained or incorporated by reference in the Parent Public Reports; and (vii) each Foreign Parent Plan that is required to be registered or approved by any Governmental Body under applicable Legal Requirements has been so registered or approved.

(c)            During the past six (6) years, none of the Parent Entities, and none of their respective ERISA Affiliates, has maintained, established, sponsored, participated in, or contributed to, or been obligated to contribute to or could reasonably have any Liability in respect of, any: (i) “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA subject to Title IV of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA; (iii) plan described in Section 413 of the Code; (iv) a plan that is or has been funded by, associated with or is related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code; (v) a pension plan that is subject to federal or provincial pension standards legislation in Canada, including any “registered pension plan” (as such term is defined in Section 248(1) of the Income Tax Act (Canada)); (vi) a “retirement compensation arrangement” (as such term is defined in Subsection 248(1) of the Income Tax Act (Canada)); (vii) an “employee life and health trust” (as such term is defined in Subsection 248(1) of the Income Tax Act (Canada)); or (viii) an “employees profit sharing plan” (as such term is defined in Subsection 144(1) of the Income Tax Act (Canada)). No Parent Plan is intended to be or has ever been found or alleged by a Governmental Body in writing to be a “salary deferral arrangement” (as such term is defined in Subsection 248(1) of the Income Tax Act (Canada)). No Parent Plan subject to ERISA holds shares issued by Parent or any of its current ERISA Affiliates as a plan asset. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, the fair market value of the assets of each funded Foreign Parent Plan, the Liability of each insurer for any Foreign Parent Plan funded through insurance, or the book reserve established for any Foreign Parent Plan, together with any accrued contributions, is sufficient to procure or provide in full for the accrued benefit obligations, with respect to all current and former participants in such Foreign Parent Plan according to the reasonable actuarial assumptions and valuations most recently used to determine employer contributions to and obligations under such Foreign Parent Plan.

(d)            No Parent Plan provides (except at no cost to the Parent Entities or any Affiliate of any Parent Entity), or reflects or represents any Liability of any of the Parent Entities or any Affiliate of any Parent Entity to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Parent Associate for any reason, (i) except for any benefits required to be provided during a notice of termination period (whether statutory, contractual or at common law), or (ii) except as may be required by under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(e)            Except as expressly required or provided by this Agreement, neither the execution of this Agreement nor the consummation of the Contemplated Transactions will (either alone or in combination with another event, whether contingent or otherwise): (i) result in any payment (whether of bonus, change in control, retention, severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Parent Associate; or (ii) require any contributions or payments to fund any obligations under any Parent Plan, or cause any of the Parent Entities to transfer or set aside any assets to fund any Parent Plan. Without limiting the generality of the foregoing, no amount payable to any Parent Associate as a result of the execution and delivery of this Agreement or the consummation of any of the Contemplated Transactions (either alone or in combination with any other event) would be an “excess parachute payment” within the meaning of Section 280G or would be nondeductible under Section 280G of the Code. None of the Parent Entities has any obligation to compensate any Parent Associate for any Taxes incurred by such Parent Associate under Section 4999 of the Code.

(f)            Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent, each Parent Plan that is a “nonqualified deferred compensation plan” subject to Section 409A is and has at all times been administered in documentary and operational compliance with the requirements of Section 409A in all material respects. No Parent Entity has any obligation to gross-up or otherwise reimburse any Parent Associate for any Tax incurred by such person pursuant to Section 409A.

3.13        Labor Matters.

(a)            No Parent Entity is a party to or otherwise bound by any collective bargaining agreements or other labor-related agreements with a labor union, works council or similar employee or labor organization applicable to any Parent Associate. There are no pending material strikes, lockouts, grievances or other labor disputes with respect to any employees of any Parent Entity, and to the Knowledge of Parent, none are threatened in writing against any Parent Entity.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (i) each contractor and consultant currently engaged by the Parent Entities is properly characterized as an independent contractor and is not likely to be characterized by any Governmental Body as an employee, and (ii) to the Knowledge of Parent, the Parent Entities do not have any direct or indirect material liability, whether actual or contingent, with respect to the misclassification of any individual as an independent contractor rather than as an employee, or as eligible or not eligible for overtime pay, for participation in or exclusion from any Plan or with respect to any temporary employee, in each case, since January 1, 2023.

(c)            Except as disclosed in Section 3.13(c) of the Parent Disclosure Schedule, there are no change of control, gross-up or similar agreements or arrangements with any employees or contractors, that would be triggered in connection with the execution and delivery of this Agreement or the completion of the Contemplated Transactions, and neither the execution and delivery of this Agreement nor the completion of the Contemplated Transactions will result in any cash or other compensation or benefits accelerating or becoming payable to any employees or contractors.

(d)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, all (i) amounts that have become due and payable for employee compensation (including salary, wages, overtime, vacation pay, holiday pay, bonuses, commissions, and other incentive payments and benefits under the Plans) under applicable Legal Requirements, Contracts or Plans have been paid in full or are properly reflected in Parent’s books and records, and (ii) required deductions and withholdings (including income tax withholdings, and employer contribution requirements) have been timely deducted, withheld, and remitted.

(e)            The Parent Entities have delivered all current employee manuals and handbooks, and employment policy statements of the Parent Entities.

(f)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, the Parent Entities are and since January 1, 2023 have been in compliance in all material respects with all applicable Legal Requirements with respect to employment and labor, including Legal Requirements relating to employment standards, wages, hours, overtime, vacation pay, holiday pay, labor relations, collective bargaining, civil rights, equal employment opportunities, pay equity, fair employment practices, human rights, harassment, retaliation, leaves of absence, paid sick leave, classification of service providers, unemployment insurance, employment discrimination, safety and health, immigration status and employment of foreign citizens, workers’ compensation and payment of withholding and/or social security Taxes.

(g)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, during the past five (5) years, no allegations of workplace harassment, sexual misconduct or illegal retaliation or discrimination have been made known to any Parent Entity, initiated, filed, settled or, to the Knowledge of Parent, threatened in writing against any Parent Entity or any Parent Associate.

3.14        Certain Business Practices.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect to Parent, since January 1, 2021, neither Parent, nor its senior officers, nor any of its Subsidiaries or, to the Knowledge of Parent, any other third party, in each case, acting on behalf of Parent or any of its Subsidiaries, has taken any action in violation of, been convicted of, or charged with any offences under the Anti-Corruption Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, since January 1, 2021, neither Parent nor any of its Subsidiaries has been subject to any actual, pending, or threatened Legal Proceeding, or made any voluntary disclosures to any Governmental Body, involving Parent or any of its Subsidiaries in any way relating to applicable Anti-Corruption Laws. Parent and its Subsidiaries are in compliance with all Export Control Laws applicable to their export and import transactions, except for such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b)            Parent and each of its Subsidiaries, and their respective directors, officers, and employees, (i) is not a Sanctioned Person and (ii) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, has not engaged and is not currently engaging in any business or other dealings with, in, involving or relating to any Sanctioned Countries or Sanctioned Persons, in violation of applicable Sanctions. In the past five (5) years, the Parent Entities have been in compliance in all material respects with applicable Sanctions and Export Control Laws.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, since January 1, 2021, neither Parent, nor any of its Subsidiaries or, to the Knowledge of Parent, any other third party, in each case, acting on behalf of Parent or any of its Subsidiaries, is or has been in violation of any AML Laws. Except as would not reasonably be expected, individually or in the aggregate, to be material to Parent, since January 1, 2021, neither Parent nor any of its Subsidiaries is or has been subject to any actual, pending, or threatened Legal Proceeding, or made any voluntary disclosures to any Governmental Body, involving Parent or any of its Subsidiaries in any way relating to applicable AML Laws.

3.15        Affiliate Transactions.

There are no transactions, agreements, arrangements or understandings between Parent, on the one hand, and any director or executive officer of Parent, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act with respect to Parent other than ordinary course of business employment agreements and similar employee arrangements.

3.16        Tax Matters.

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent:

(a)            (i) all Tax Returns required to be filed by or on behalf of each Parent Entity with any Governmental Body (1) have been filed on or before the applicable due date (including any extensions of such due date) and (2) are true, correct and complete; and (ii) all Taxes for which each Parent Entity is liable have been timely paid or accrued (in accordance with GAAP);

(b)            (i) Parent Balance Sheet reflects a reserve established in accordance with GAAP for all actual and contingent Tax liabilities of Parent Entities as of the date thereof, and (ii) since such date, no Parent Entity has incurred Liabilities for Taxes other than in the ordinary course of operation of its business, except in connection with the Contemplated Transactions;

(c)            (i) no audit, claim or Legal Proceeding relating to Taxes for which a Parent Entity is or may be liable, is pending or threatened in writing and, in each case, that has not been resolved; (ii) no deficiency for Taxes that remains unpaid or otherwise settled has been proposed or assessed by any Governmental Body against any Parent Entity; and (iii) no written claim has since January 1, 2023 been made by any Governmental Body in a jurisdiction where a Parent Entity does not file a Tax Return that it is or may be subject to Tax in that jurisdiction;

(d)            other than Permitted Encumbrances, there are no Encumbrances relating to Taxes upon any asset of any Parent Entity;

(e)            in the two (2) years prior to the date of this Agreement, no Parent Entity has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in connection with a distribution of stock qualifying for tax-free treatment under Sections 355 and 361 of the Code;

(f)            (i) no Parent Entity has any Liability for the Taxes of another Person (other than another Parent Entity) under Treasury Regulations Section 1.1502-6 (or any similar state, local or foreign Legal Requirement), as a transferee, as a successor or by Contract, except for an agreement (A) solely between the Parent Entities, (B) that will terminate as of Closing, or (C) entered into in the ordinary course of business and not primarily related to the allocation or sharing of Taxes or otherwise, and (ii) except for a group of which Parent is the common parent and which includes only the Parent Entities, no Parent Entity has been a member of an affiliated, consolidated, or unitary group for Tax purposes;

(g)            no Parent Entity is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract (except for an agreement (i) solely between Parent Entities, (ii) that will terminate as of Closing or (iii) entered into in the ordinary course of business and not primarily related to the allocation or sharing of Taxes);

(h)            no Parent Entity has since January 1, 2023 participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or a similar transaction under any similar Legal Requirement;

(i)            no Parent Entity has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar state, local or foreign Legal Requirement), and no Parent Entity has requested, has received or is subject to any written ruling of a Governmental Body or has entered into any similar written agreement with a Governmental Body with respect to any Taxes;

(j)            each Parent Entity has properly and timely withheld from each payment or deemed payment made to each Parent Associate, its past and present suppliers, creditors, shareholders and other third parties all Taxes and other deductions required to be withheld and has duly and timely paid such withheld amounts to the proper Governmental Bodies and complied with all reporting and record retention requirements related to such Taxes;

(k)            no Parent Entity has Knowledge of any facts, agreements, plans or other circumstances, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede (1) the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (2) the Mergers, taken together, the Exchange and the Rhino Merger from together qualifying as a transaction described in Section 351 of the Code;

(l)            no claims have since January 1, 2023 been made by any Governmental Body that any Parent Entity is or may be subject to Tax in a jurisdiction where the Parent Entity does not file Tax Returns;

(m)            no facts, circumstances or events exist or have existed that have resulted in, or may result in, the application of any of Sections 15, 17, 79 to 80.04 of the Income Tax Act (Canada) (or any similar provision of an applicable Tax Legal Requirement of any province or territory of Canada) to a Parent Entity;

(n)            for any transactions since January 1, 2023 between each Parent Entity and any non-resident person with whom it was not dealing at arm’s length, such Parent Entity has made or obtained records or documents that meet the transfer pricing requirements under applicable Legal Requirements;

(o)            the value of the consideration paid or received by a Parent Entity for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a person with whom the Parent Entity was not dealing at arm’s length within the meaning of the Income Tax Act (Canada) was equal to the fair market value of such property acquired, provided or sold or services purchased or provided;

(p)             each Parent Entity that carries on business in Canada is duly registered with the Canada Revenue Agency under Subdivision d of Division V of Part IX of the Excise Tax Act (Canada) for purposes of the GST/HST. All input tax credits, rebates and similar refunds claimed by a Parent Entity for GST/HST and provincial or other sales or value-added tax purposes were calculated in accordance with applicable Tax Legal Requirement. Each Parent Entity has complied with all registration, reporting, payment, collection and remittance requirements in respect of GST/HST and provincial or other sales or value-added tax in accordance with applicable Tax Legal Requirements;

(q)             no Parent Entity that carries on business in Canada has claimed any reserve, deduction, or deferral, or made any election or designation, under the Income Tax Act (Canada) or any applicable Tax Legal Requirement of any province or territory of Canada, other than any such item claimed or made in the ordinary course of business and consistent with past practice, that would reasonably be expected to materially increase Taxes payable by a Parent Entity in any taxation year or period beginning on or after the Closing Date or, with respect to any period beginning before and ending after the Closing Date, the portion of such period beginning on or after the Closing Date;

(r)              no Parent Entity has made any payment, nor is obligated to make any payment, nor is a party to any agreement under which it could be obligated to make any payment, that may not be deductible by virtue of Section 67 or 78 of the Income Tax Act (Canada) or any similar provision of an applicable Tax Legal Requirement of any province or territory of Canada;

(s)             none of the shares of Parent constitute “taxable Canadian property” for purposes of the Income Tax Act (Canada);

(t)             no Parent Entity that carries on business in Canada has engaged in any transaction that is or could be a “reportable transaction” as defined in Subsection 237.3(1) of the Income Tax Act (Canada) or a “notifiable transaction” as defined in Subsection 237.4(1) of the Income Tax Act (Canada); and

(u)            for any transactions since January 1, 2023, Parent has complied in all material respects with relevant transfer pricing laws, including preparing contemporaneous documentation and other documents contemplated thereby, including, for greater certainty, Section 247 of the Income Tax Act (Canada).

Notwithstanding any other provision of this Agreement, Section 3.12, Section 3.13, and this Section 3.16, each only to the extent they relate to Taxes, shall contain the sole and exclusive representations and warranties of Parent with respect to Taxes.

3.17        Legal Proceedings; Orders.

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, there is no pending Legal Proceeding or that, to the Knowledge of Parent, is being threatened in writing against Parent or any of its Subsidiaries. There is no pending Legal Proceeding against Parent or any of its Subsidiaries that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Mergers, the Arrangement, or any of the other Contemplated Transactions. No Parent Entity is subject to any order, decree or ruling that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

3.18        Intellectual Property.

(a)            Section 3.18(a) of the Parent Disclosure Schedule sets forth a true, complete and accurate list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) Internet domain name registrations, in each case that are owned or purported to be owned by Parent or any of its Subsidiaries (collectively, the “Parent Registered IP”). Parent and its Subsidiaries own all right, title, and interest in and to all Parent Owned IP, and have the right to use all other Intellectual Property used in, held for use in or necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted, in each case, free and clear of all Encumbrances except for Permitted Encumbrances (collectively, the “Parent Intellectual Property”), except where the failure to own or have the right to use such properties would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, all of the Parent Registered IP is valid, subsisting and enforceable. No Legal Proceeding is pending or to the Knowledge of Parent, is threatened in writing, that challenges the validity, enforceability, registration or ownership of any Parent Registered IP.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (i) the use of the Parent Intellectual Property by Parent and its Subsidiaries and the operation of the business of each of Parent and its Subsidiaries do not infringe, dilute, misappropriate, or otherwise violate, and since January 1, 2023 have not infringed, diluted, misappropriated, or otherwise violated any Intellectual Property of any other Person, and (ii) since January 1, 2023, no Person has sent any written notice to Parent or any of its Subsidiaries (or, to the Knowledge of Parent, any counterparty to a Franchise Agreement) alleging the foregoing.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (i) since January 1, 2023, no Person has challenged the ownership, validity or enforceability of, or, to the Knowledge of Parent, infringed, diluted, misappropriated, or otherwise violated, any Parent Owned IP or any other rights of Parent or any of its Subsidiaries in any exclusively licensed Parent Intellectual Property, and (ii) since January 1, 2023, neither Parent nor any of its Subsidiaries has made any claim or allegation, or sent any notice, alleging any of the foregoing.

(d)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, no Proprietary Software contains, is derived from, is distributed, integrated or bundled with, or statically links to or otherwise uses, any Open Source Software in any manner that (i) requires (or purports to require) the use, licensing, disclosure or distribution of any portion of Parent Owned IP or Proprietary Software (including any source code therefor), (ii) imposes any material limitation, restriction or condition on the right or ability of Parent or any of its Subsidiaries to use or distribute any Parent Owned IP or Proprietary Software, or (iii) creates obligations for Parent or its Subsidiaries with respect to any Parent Owned IP (including any Proprietary Software) or grants to any other Person any rights or immunities under any Parent Owned IP (including any Proprietary Software). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent, its Subsidiaries, nor any other Person acting on behalf of any of the foregoing has disclosed or delivered to any third party, agreed to disclose or deliver to any third party, or permitted the disclosure or delivery from any escrow agent or other third party, any source code. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions contemplated hereby will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of any Parent Owned IP; or (ii) the release, disclosure, or delivery of any Parent Owned IP (including the source code of any Proprietary Software) by or to any escrow agent or other Person, including pursuant to the terms of any source code escrow agreement.

(e)             Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its Subsidiaries take commercially reasonable actions to protect, safeguard and maintain each item of material Parent Intellectual Property, including taking commercially reasonable security measures to protect the confidentiality of any trade secrets and other material confidential information included in the Parent Intellectual Property or otherwise used or held for use in the conduct of the business of Parent or its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, no current or former employee, founder, officer, consultant, or independent contractor of Parent or any of its Subsidiaries (each, a “Parent Contributor”) has any right, license, claim, or interest whatsoever in or with respect to any Parent Owned IP, and Parent and its Subsidiaries have secured from all Parent Contributors who independently or jointly contributed to the conception, reduction to practice, creation, or development of any Parent Owned IP unencumbered, unrestricted, and exclusive ownership (without any rights of reversion) of all such Parent Contributor’s Intellectual Property in such contribution which Parent and its Subsidiaries do not already own by operation of law and no such Parent Contributor has retained any rights or licenses with respect thereto.

(f)             Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, the IT Systems owned, used, or held for use by, or relied upon by Parent or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Parent and its Subsidiaries, (ii) since January 1, 2023, have not been subject to any outages or failures which have resulted in Liability or remain unremediated, (iii) since January 1, 2023, permitted any Person to access the IT Systems without authorization and (iv) to the Knowledge of Parent, are free from any code that may disrupt, disable, erase or harm in any way the operation of Parent or its Subsidiaries. Parent and its Subsidiaries have each implemented commercially reasonable data security, data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Systems, except where the failure to so implement such data security, data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Systems would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

3.19        Privacy and Data Protection.

(a)             Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and each of its Subsidiaries is, and, since January 1, 2023, has been in compliance with all Information Privacy and Security Requirements that apply to Parent or to such Subsidiary, respectively.

(b)             Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and each of its Subsidiaries has implemented and maintains, and since January 1, 2023, has maintained, commercially reasonable and appropriate physical, technical and administrative measures and policies, compliant with applicable Information Privacy and Security Requirements, designed to protect the confidentiality, integrity, availability and security of Personal Data within its possession or control and of its IT Systems involved in the processing of such Personal Data.

(c)             Since January 1, 2023, there has been no unauthorized access, use, communication, modification, disclosure, loss or any other breach of the protection of Personal Data within the possession or control of Parent or of any of its Subsidiaries or unauthorized intrusion into Parent’s or any of its Subsidiaries’ IT Systems involved in the processing of such Personal Data, in each case, which would require notification to any Person pursuant to any applicable Information Privacy and Security Requirement.

(d)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries is, to the Knowledge of Parent, under investigation by any Governmental Body for an alleged violation of any Information Privacy and Security Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, since January 1, 2023, no notice, complaint, claim, inquiry, audit, enforcement action, proceeding or litigation of any kind has been served on, or initiated against, Parent, its Subsidiaries or any of its officers, directors or employees (in their capacity as such) by any Person alleging non-compliance with any Information Privacy and Security Requirement.

(e)            The execution, delivery, and performance of this Agreement shall not cause, constitute, or result in a material breach or violation of any Information Privacy and Security Requirement.

3.20        Real Property; Leasehold.

(a)            None of the Parent Entities owns, nor has owned since January 1, 2023, any real property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, the Parent Entities have a valid leasehold title (as applicable) to the real property subject to the leases and subleases to which any Parent Entity is a party as tenant for real property (including, in each case, to the extent included in such lease or sublease, leasehold rights to all land improvements, structures, buildings, plants, fixtures, building improvements and all appurtenances pertaining thereto or accruing to the benefit thereof) (the “Parent Real Property Leases”), in each case, free and clear of all Encumbrances, except for Permitted Encumbrances.

(b)            Each Parent Real Property Lease is valid, binding and in full force and effect, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, there is not under any Parent Real Property Lease (i) any existing default by Parent or any of the other Parent Entities or, to the Knowledge of Parent, any other party thereto or (ii) to the Knowledge of Parent, any condition or event that, with notice or lapse of time, or both, would constitute a default under the provisions of such Parent Real Property Lease.

3.21        Parent Material Contracts.

(a)             Section 3.21(a) of the Parent Disclosure Schedule identifies, as of the date of this Agreement, each of the following Contracts of a Parent Entity (excluding any Parent Plans, Foreign Parent Plans, Parent Real Property Leases, and any purchase or sales order issued in the ordinary course of business) (each, a “Parent Material Contract”):

(i)            any joint venture, partnership or limited liability company agreement which is material to Parent and its Subsidiaries (taken as a whole) relating to the formation, creation, operation, management or control of any such material joint venture, partnership or limited liability company;

(ii)            any Contract creating, guaranteeing or incurring indebtedness for borrowed money in excess of $5,000,000;

(iii)           any Contract with a supplier or vendor of Parent or any of its Subsidiaries that resulted in aggregate payments by Parent and its Subsidiaries to such supplier or vendor in excess of $5,000,000 for the fiscal year ended December 31, 2025;

(iv)           any Contract for the acquisition or disposition (by merger, consolidation, purchase or sale of stock or of assets or otherwise) of any Entity, business or assets that constitute a business or division of any Person, or all or substantially all of the assets of any Person (A) after the date hereof and with a fair market value or a purchase price (including assumption of debt) in excess of $5,000,000 and under which, after the Closing, Parent or any of its Subsidiaries will have any material financial obligations or (B) under which, after the Closing, Parent or any of its Subsidiaries will have any material continuing indemnification obligations or “earn-out” or similar contingent payment obligations;

(v)           any Contract that (A) contains any covenant that expressly limits, curtails or restricts the ability of Parent or any of its Subsidiaries to engage in any line of business, compete with any Person or conduct activities in any geographic area, in each case that would reasonably be expected to be material to the operations of Parent and its Subsidiaries (taken as a whole) or (B) grants to any third party a right of first refusal, first offer or first negotiation or a call or put right with respect to any asset that is material to Parent and its Subsidiaries (taken as a whole);

(vi)           any Contract that is between Parent or any of its Subsidiaries, on the one hand, and any director, officer or shareholder holding five percent (5%) or more of the voting power of the Parent Common Shares, on the other hand, other than (A) any employment agreements, (B) relating to transactions conducted on an arm’s-length basis or (C) any agreements with consideration of less than $5,000,000;

(vii)          any Contract (A) under which Parent or any of its Subsidiaries grants or is granted (x) a covenant not to use or assert any Intellectual Property or (y) a license on an exclusive basis to any Intellectual Property or (B) material to the conduct of the business of Parent and its Subsidiaries (taken as a whole) under which Parent or any of its Subsidiaries grants a license to a third party with respect to Parent Owned IP, or acquires, is granted a license to or otherwise permitted to use Intellectual Property of a third party, other than, in the case of Subsection (B), (1) Contracts involving the licensing of Intellectual Property where such licensed Intellectual Property is merely incidental to the transaction contemplated in such Contract, the commercial purpose of which is something other than such license of Intellectual Property, (2) Contracts relating to the non-exclusive license, support or service of Parent’s products and services in the ordinary course of business on Parent’s standard form, (3) Contracts for (x) the license of generally commercially available, non-customized technology pursuant to a non-exclusive license, with annual fees of less than $5,000,000 or (y) Open Source Software, (4) non-disclosure agreements entered into in the ordinary course of business or (5) employee invention assignment agreements entered into in the ordinary course of business on Parent’s standard form;

(viii)         any tax receivable agreements;

(ix)           each agreement under which a Parent Entity has advanced or loaned any amount of money to any of its officers, directors or employees;

(x)            each agreement that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal to which a Parent Entity or any of its Affiliates is subject and that is material to the business of such Parent Entity, taken as a whole, except for any agreement in which such provision is solely for the benefit of such Parent Entity; and

(xi)           any Contract not otherwise described in any other Subsection of this Section 3.21(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act) with respect to Parent.

(b)            Each Parent Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to the Enforceability Limitations and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. None of the Parent Entities, and, to the Knowledge of Parent, no other Person, has violated or breached, or committed any default under, any Parent Material Contract, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

3.22        Financing.

(a)            As of the date hereof, Parent has delivered to the Company a true, correct and complete copy of a duly executed debt commitment letter, dated as of the date hereof, and Redacted Fee Letter (together with the term sheet and any other annexes, exhibits, schedules or other attachments to such debt commitment letter and Redacted Fee Letter, each as amended, restated, amended and restated, supplemented or replaced from time to time in whole or in part (and including amendments, modifications, supplements and replacements of and to such replacements) not in violation of this Agreement, collectively, the “Debt Commitment Letter”), by and among New Wildlife and the Debt Financing Sources party thereto, pursuant to which the Debt Financing Sources have agreed, subject to the terms and conditions therein, to provide debt financing in the amounts set forth therein for the purposes of, among others, financing the Contemplated Transactions and the related fees and expenses to be incurred by or on behalf of New Wildlife in connection therewith. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Financing.”

(b)            Except as expressly set forth in the Debt Commitment Letter, there are no conditions precedent related to the obligations of the Debt Financing Sources to provide the Financing or any terms that would permit the Debt Financing Sources to reduce the aggregate principal amount of the Financing (including pursuant to any “flex” provision) (other than as a result of any mandatory commitment reduction on a dollar-for-dollar basis in connection with the consummation of any asset sale or Alternative Debt Commitments (as defined below), or the issuance of any equity or equity-linked securities consummated in accordance with Section 4.2(d)(ii), in each case, as contemplated by the Debt Commitment Letter providing, when taken together with other sources of funds immediately available to Parent, New Wildlife, Merger Sub I and Merger Sub II, as applicable, the Financing Amounts (as defined below) on the Closing Date. Assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.2, as of the date hereof, Parent does not have any reason to believe (i) that it or New Wildlife will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it or New Wildlife in the Debt Commitment Letter on or prior to the Closing Date, (ii) that the conditions thereof will not otherwise be satisfied or (iii) subject to Section 5.22(d), that the full amount of the Financing committed pursuant to the Debt Commitment Letter will not be available on the Closing Date. There are no side letters, or other agreements, Contracts or arrangements of any kind to which Parent, New Wildlife or any of their respective controlled Affiliates are a party relating to the Debt Commitment Letter or the Financing other than as expressly contained in the Debt Commitment Letter and delivered to the Company on or prior to the date of this Agreement (other than any customary engagement letter or any side letter solely with respect to the payment of fees, credits and/or appointment or roles and/or titles, in each case that does not impact the conditionality or aggregate amounts committed pursuant to the Financing and could not reasonably be expected to prevent, impair or delay the consummation of the Financing).

(c)            Assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.2, the aggregate amounts committed pursuant to the Financing, when funded in accordance with the Debt Commitment Letter and giving effect to any “flex” provision in or related to the Debt Commitment Letter (including with respect to fees and original issue discount), together with all other available sources of funding to Parent and New Wildlife, shall provide New Wildlife with cash proceeds on the Closing Date sufficient for the satisfaction of all of New Wildlife’s obligations under this Agreement and the Debt Commitment Letter, including the payment of the Merger Consideration (assuming that the aggregate amount of Cash Election Consideration payable pursuant to this Agreement is equal to the Available Maximum Aggregate Cash Amount), the Arrangement Consideration and any other amounts payable by New Wildlife, Parent, Merger Sub I, Merger Sub II, Bidco, the First Step Surviving Company, or the Surviving Company (i) under this Agreement, the Plan of Arrangement and the Debt Commitment Letter, (ii) in respect of any fees and expenses in connection with the Contemplated Transactions, and (iii) for any repayment of any outstanding indebtedness of the Company and the other Acquired Companies under the Company Credit Agreement (such amounts, collectively, the “Financing Amounts”).

(d)            The Debt Commitment Letter constitutes the legal, valid, binding and enforceable obligations of New Wildlife and, to the Knowledge of Parent, all of the other parties thereto and is in full force and effect, subject to Enforceability Limitations. As of the date hereof, no event has occurred or circumstance exists that (with or without notice, lapse of time or both) could, or could reasonably be expected to, (i) constitute or result in a default, breach or failure to satisfy a condition by New Wildlife or, to the Knowledge of Parent, any other parties thereto under the terms and conditions of the Debt Commitment Letter, (ii) constitute or result in a failure to satisfy any of the terms or conditions set forth in the Debt Commitment Letter required to be complied with or satisfied by such party, or (iii) otherwise result in any portion of the Financing not being available when required pursuant to the terms of the Debt Commitment Letter. As of the date hereof, and subject to Section 5.22(d), New Wildlife does not have any reason to believe that any of the conditions to the Financing will not be satisfied by New Wildlife on a timely basis or that the Financing will not be available to New Wildlife on the Closing Date. New Wildlife has paid, or caused to be paid, in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Debt Commitment Letter on or before the date of this Agreement, and will pay, or cause to be paid, in full any such amounts due on or before the Closing Date as and when due. The Debt Commitment Letter (i) as of the date hereof, has not been amended, modified, supplemented, terminated, rescinded or replaced in any respect, (ii) will not be amended, modified, supplemented, terminated, rescinded or replaced at any time through the Closing, except in a manner not in violation of this Agreement (with any such modification, amendment, supplement, termination, recession or replacement promptly notified in writing to the Company) and (iii) as of the date hereof, none of the commitments under the Debt Commitment Letter have been terminated, reduced, withdrawn, repudiated or rescinded in any respect, and, subject to Section 5.22(d), no termination, reduction, withdrawal, repudiation or rescission thereof is contemplated; provided, that the existence or exercise of “flex” provisions contained in the Redacted Fee Letter shall not constitute an amendment or modification of the Debt Commitment Letter. In no event shall the receipt by, or the availability of any funds or financing to, Parent or any of its Affiliates or any other financing be a condition to Parent’s or New Wildlife’s obligation to consummate the Contemplated Transactions.

3.23        Solvency.

Assuming (a) the satisfaction of the conditions set forth in Section 6; and (b) immediately prior to the First Merger Effective Time, the Acquired Companies are Solvent (substituting references to “Parent” and “following the Closing” in such definition with references to “the Company” and “prior to the First Merger Effective Time”, respectively), immediately following the Closing, after giving effect to the Contemplated Transactions, New Wildlife, Parent and their respective Subsidiaries (including the Surviving Company and Bidco), taken as a whole, will be Solvent. As used herein, “Solvent” means, with respect to New Wildlife, Parent and their respective Subsidiaries, taken as a whole, immediately following the Closing, that: (i) the fair value of the property of New Wildlife, Parent and their respective Subsidiaries, taken as a whole, immediately following the Closing is greater than the total amount of Liabilities, including, contingent Liabilities, of New Wildlife, Parent and their respective Subsidiaries, taken as a whole, immediately following the Closing; (ii) the present fair salable value of the assets of New Wildlife, Parent and their respective Subsidiaries, taken as a whole, immediately following the Closing is not less than the amount that will be required to pay the probable Liability of New Wildlife, Parent and their respective Subsidiaries, taken as a whole, on their debts as they become absolute and matured; (iii) immediately following the Closing, New Wildlife, Parent and their respective Subsidiaries, taken as a whole, do not have outstanding Liabilities beyond their ability to pay such Liabilities as they mature; and (iv) immediately following the Closing, New Wildlife, Parent and their respective Subsidiaries, taken as a whole, are not engaged in a business or a transaction, and are not proposing to engage in a business or a transaction, for which New Wildlife’s, Parent’s and their respective Subsidiaries’ property, taken as a whole, would constitute an unreasonably small amount of capital. The amount of contingent liabilities at any time shall be computed under this Section 3.23 as the amount that, in the light of all the facts and circumstances existing immediately following the Closing, is probable to become an actual or matured Liability.

3.24        Takeover Statutes.

To the Knowledge of Parent, there are no Takeover Statutes applicable to, or purporting to be applicable to, this Agreement, any Parent Entity, the Arrangement or any of the other Contemplated Transactions. Neither of Parent nor any of its Subsidiaries has adopted a shareholder rights agreement, rights plan, “poison pill” or other similar agreement that is currently in effect.

3.25        Vote Required.

The vote required to approve the Arrangement shall be the Required Parent Shareholder Vote. The Required Parent Shareholder Vote shall be the only vote of the holders of any class or series of Parent’s authorized share structure necessary to approve the Arrangement.

3.26        Fairness Opinion.

The Parent Board has received from Morgan Stanley & Co. LLC (“Morgan Stanley”), financial advisor to Parent, its written opinion dated April 26, 2026, to the effect that, as of the date of such written opinion, the Arrangement Consideration pursuant to this Agreement is fair from a financial point of view to the holders of Parent Common Shares.

3.27        Advisors’ Fees.

Except for Morgan Stanley, no broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Mergers, the Arrangement or any of the other Contemplated Transactions based upon arrangements made by or on behalf of any of the Parent Entities that will be payable by any of the Parent Entities.

3.28        Information Supplied.

None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the time the Proxy Statement/Prospectus is mailed to the stockholders of the Company and the shareholders of Parent or at the time of the Company Stockholders’ Meeting or at the time of the Parent Shareholders’ Meeting (or, in each case, any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder and Canadian Securities Laws, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by any Acquired Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus or any financial projections or forward looking statements.

3.29        Competition Act (Canada).

For the purposes of Section 109 of the Competition Act, the aggregate value of the assets in Canada of Parent and its affiliates does not exceed CAD $200,000,000, and the annual gross revenues from sales in, from and into Canada generated by Parent and its affiliates does not exceed CAD $305,000,000, in each case determined in accordance with the Competition Act.

3.30        Insurance.

Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent: (a) each insurance policy of the Parent Entities is in full force and effect and (b) none of Parent or its Subsidiaries is in default under any provisions of any such policy of insurance nor has Parent received notice of cancellation of or cancelled any such insurance since January 1, 2023.

3.31        No Other Representations.

Each of Parent, Merger Sub I, Merger Sub II, Bidco, New Wildlife and any other Parent Entity acknowledges that: (a) except for the representations and warranties expressly set forth in Section 2, and in the certificate delivered pursuant to Section 6.2(c), none of the Company or any other Acquired Company (or any other Person) makes, or has made, any representation or warranty relating to the Acquired Companies or any of their businesses or operations in connection with this Agreement or the Mergers; and (b) the representations and warranties made by the Company in Section 2 and in the certificate delivered pursuant to Section 6.2(c) are in lieu of and are exclusive of all other representations and warranties made by the Company, including any express or implied warranties as to merchantability or fitness for a particular purpose, and the Company, on behalf of itself and the other Acquired Companies, disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure by or on behalf of the Company of any other information (including any financial information, supplemental data or financial projections or other forward-looking statements) to Parent, any other Parent Entity or any of their respective Affiliates or Representatives. Parent, Merger Sub I, Merger Sub II, Bidco, New Wildlife and any other Parent Entity further acknowledges that, except for the representations and warranties expressly set forth in Section 2 and in the certificate delivered pursuant to Section 6.2(c), it has not relied on or otherwise been induced by: (i) any express or implied representation or warranty relating to the Acquired Companies or any of their businesses or operations in connection with this Agreement or the Mergers; (ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent any other Parent Entity or any of their respective Affiliates or Representatives; or (iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Section 4.              Certain Covenants of the Company and Parent

4.1          Access and Investigation.

(a)            During the Pre-Closing Period, the Company and Parent each shall, and shall cause each of their respective Subsidiaries and Representatives to, afford to the other party and its Representatives, (i) reasonable access during normal business hours to the offices, properties, books and records of the other party and its Subsidiaries; and (ii) such financial and operating data and other information of the other party and its Subsidiaries, in each case, (A) as the Company or Parent may reasonably request, (B) under the supervision of appropriate personnel of the other party, (C) in such a manner not to unreasonably interfere with the usual operation of the Company or Parent, or their respective Subsidiaries, (D) to the extent reasonably required for the purposes of consummating the Contemplated Transactions and (E) with respect to such financial and operating data and other information solely to the extent such items are created in the ordinary course and are in the possession and control of the Company or Parent, or their respective Subsidiaries. All such information and material shall be held confidential by the requesting party and its Representatives, and shall be subject to other restrictions, in accordance with the terms of the Confidentiality Agreement, and upon reasonable request shall be made available and be accessed pursuant to and otherwise shall be subject to the terms of the Clean Team Agreement.

(b)            Notwithstanding the foregoing, Section 4.1(a) shall not require the disclosure of any information to the other party if, in the reasonable judgment of the Company or Parent, as the case may be, such disclosure (u) relates to the strategic process known as “Project Wildlife” or its predecessors or to any Acquisition Proposal or Intervening Event (which such disclosure shall be governed by Section 4.3), (v) is reasonably likely to cause competitive harm to the Company or Parent if the Contemplated Transactions are not consummated, (w) would violate any applicable Legal Requirements, (x) would jeopardize the attorney-client privilege, work-product doctrine or other legal privilege held by the Company or Parent, (y) is prohibited pursuant to the terms of confidentiality provisions in a Contract with a third party entered into prior to the date of this Agreement or (z) would violate the Clean Team Agreement; provided, that if any party does not provide or cause its Representatives to provide such access or such information in reliance on clauses (v) through (z) of this sentence, then such party shall as soon as reasonably practicable provide a written notice to the other party stating that it is withholding such access or such information and stating the justification therefor and will inform the other party of the general nature of the document or information being withheld and, if reasonably requested by the other party, reasonably cooperate with the other party to provide such document or information in a manner that, as applicable, would not give rise to the circumstances described in clauses (v) through (z).

4.2          Operation of the Company’s Business and Parent’s Business.

(a)            During the Pre-Closing Period, except (w) as may be required by applicable Legal Requirements or Contracts of the Company (including the Rhino Merger Agreement and the TRA Termination Agreement), (x) with the prior written consent of Parent (including by email) (which shall not be unreasonably withheld, conditioned or delayed), (y) as expressly required or permitted by this Agreement or (z) as set forth in Section 4.2(a) of the Company Disclosure Schedule, the Company shall use its commercially reasonable efforts to, and shall cause each of the other Acquired Companies to use their commercially reasonable efforts to (i) conduct its business in the ordinary course in all material respects and (ii) preserve substantially intact the Acquired Companies’ (taken as a whole) business organization and keep available the services of the Company’s current officers in all material respects (it being agreed that any action specifically addressed by any of the provisions of Section 4.2(b) shall not constitute a breach of this Section 4.2(a) unless such action is a breach of Section 4.2(b)).

(b)            During the Pre-Closing Period, except (w) as may be required by applicable Legal Requirements or Contracts of the Company (including the Rhino Merger Agreement and the TRA Termination Agreement), (x) with the prior written consent of Parent (including by email) (which shall not be unreasonably withheld, conditioned or delayed), (y) as expressly required or permitted by this Agreement or (z) as set forth in Section 4.2(b) of the Company Disclosure Schedule, the Company shall not, and the Company shall cause the other Acquired Companies not to:

(i)            (A) declare, set aside, establish a record date for or pay any dividend or other distribution (whether in cash, stock or otherwise) in respect of its outstanding shares of capital stock, except for cash dividends or distributions declared, set aside or made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries; (B) repurchase, redeem or otherwise acquire any of its shares of capital stock or other securities, other than (1) pursuant to the terms of the Company Equity Plans, award agreements or Contracts evidencing Company Equity Awards, (2) the acquisition of Company Equity Awards in connection with the forfeiture of such awards, (3) shares of Company Common Stock accepted as payment for the exercise price of Company Options, (4) for withholding Taxes incurred in connection with the exercise, vesting or settlement of Company Equity Awards in accordance with the terms of the applicable Company Equity Award, (5) as required by the terms of any capital stock or equity interest of any Subsidiary outstanding on the date of this Agreement, or (6) any transaction between any Acquired Company and another Acquired Company; or (C) split, combine, subdivide or reclassify any of its capital stock;

(ii)            sell, issue, grant or authorize the sale, issuance or grant of: (A) any of its capital stock or other equity security; (B) any option, call, warrant or right to acquire any of its capital stock or other equity security; or (C) any instrument convertible into or exchangeable for any of its capital stock or other equity security, except, in each case with respect to clauses (A) through (C), (w) to directors or officers or other employees in the ordinary course of business consistent with past practice in accordance with Section 4.2(b)(ii) of the Company Disclosure Schedule, (x) other grants to directors or officers or other employees, subject to a basket in an aggregate amount not to exceed the number of shares of Company Common Stock set forth on 4.2(b)(ii) of the Company Disclosure Schedule per calendar year (for the avoidance of doubt, such share basket shall be applicable for the remainder of 2026) except with the prior written consent of Parent, (y) upon the exercise of, or the vesting, settlement or delivery of shares pursuant to, Company Equity Awards in accordance with their terms, or (z) in connection with any transaction between any Acquired Company and another Acquired Company;

(iii)           amend any of the Company Governing Documents, or effect any liquidation, dissolution, restructuring, recapitalization, or similar transaction;

(iv)           merge or consolidate with any other Person or enter into agreements providing for any acquisitions (by merger, consolidation, purchase of stock or assets or otherwise) of any Entity, business or assets that constitute a business or division of any Person, or all or substantially all of the assets of any Person, except as set forth in Section 4.2(b)(iv) of the Company Disclosure Schedule;

(v)           authorize, or make any commitment with respect to, capital expenditures that in the aggregate exceed the aggregate amount of the annual capital expenditures budget of the Company and the Subsidiaries, taken as a whole (a copy of which has been provided to Parent);

(vi)          except in the ordinary course of business, (A) enter into any Contract that would constitute a Material Contract if in effect as of the date of this Agreement, (B) renew, extend, amend, or waive or exercise any material right or remedy under, any Material Contract in such a way as to materially reduce the expected business or economic benefits to the Acquired Companies, or (C) voluntarily terminate any Material Contract; provided, that this clause (vi) shall not prohibit or restrict any Acquired Company from entering into or renewing, extending or amending any Contract to the extent such entry, renewal, extension or amendment implements a transaction or action that is specifically permitted by any of the other subclauses of this Section 4.2(b);

(vii)          except with respect to refinancing, modifying or extending the term loan facility under the Company Credit Agreement up to an aggregate amount that does not exceed the lower of the principal amount outstanding thereunder on the date hereof and the principal amount outstanding thereunder on the date of such refinancing, modification or extension, in each case, plus unpaid accrued interest thereon on the date of such refinancing, modification or extension; provided that the process with respect to obtaining such refinancing, modification or extension shall not (x) initially begin (including any announcement, launch, marketing, solicitation or any other action in connection therewith) prior to April 26, 2027 or (y) interfere in any respect with Parent’s process to consummate the Financing (it being understood and agreed that no breach of Section 3.22 or Section 5.22 shall occur if such breach was a direct or indirect result of any such interference); provided further that such refinancing, modification or extension shall not require any prepayment premium for any prepayment thereof in connection with the transactions contemplated by this Agreement, (A) incur or assume any indebtedness for borrowed money or issue any debt securities; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the indebtedness for borrowed money of any other Person; (C) make any loan, advance or capital contribution to, or investment in, any other Person, except (with respect to this clause (C)) for (1) extensions of credit to franchisees in the ordinary course of business and consistent with past practices; (2) advances to directors, officers and other employees, in each case in the ordinary course of business and consistent with past practices; (3) for loans or advances between Subsidiaries of the Company or between the Company and its Subsidiaries and capital contributions in wholly owned Subsidiaries of the Company; or (4) those advances or investments as set forth in Section 4.2(b)(vii) of the Company Disclosure Schedule; or (D) create any Encumbrance (other than Permitted Encumbrances) on any material assets, except, in each case of (A), (B) and (D), for any such obligation (1) owed by one Acquired Company to another Acquired Company; (2) pursuant to business credit cards in the ordinary course of business and consistent with past practices; (3) pursuant to letters of credit in the ordinary course of business; and (4) for a principal amount of less than $3,000,000;

(viii)         (A) except for actions required pursuant to the terms of any Company Plan or Foreign Company Plan in effect as of the date of this Agreement or applicable Legal Requirements, (1) establish, adopt, enter into, amend, or terminate any material Company Plan, Foreign Company Plan, or any plan, practice, agreement, arrangement or policy that would be a material Company Plan or Foreign Company Plan if it was in existence on the date of this Agreement (other than in connection with routine, immaterial or ministerial amendments to health and welfare plans), or (2) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company Equity Plans, or otherwise modify any of the terms of any outstanding Company Equity Award; or (B) except for actions required pursuant to the terms of any Company Plan or Foreign Company Plan, pay or make any new commitment to pay, any bonus, cash incentive payment or profit-sharing or similar payment to, or increase or make any commitment to increase the amount of the wages, salary, commissions, fringe benefits or other similar compensation (excluding equity-based compensation, which is addressed in Section 4.2(b)(ii)) or remuneration payable to, any of its directors, officers or other employees;

(ix)          hire or terminate (other than for cause) any employee at the level of Senior Vice President or above except for hiring of Persons hired (at compensation that is commercially reasonable, taking into account the prior compensation of such replaced employee and the Company’s ordinary course of business hiring practices) following the date hereof to replace employees at the level of Senior Vice President or above who resign employment or who are terminated for cause on or following the date of this Agreement;

(x)            sell, assign, transfer, exclusively license, abandon, grant, pledge, encumber (other than Permitted Encumbrances) or allow to be dedicated to the public domain, allow to lapse or otherwise dispose of any material Company Owned IP;

(xi)            except as required by GAAP or other applicable accounting standards or Legal Requirements, change in any material respect any of its methods of accounting or accounting practices, including with respect to Taxes;

(xii)           (A) change or rescind any material method of Tax accounting or any material Tax election, (B) amend any material Tax Return, or (C) settle or otherwise compromise any claim, dispute, audit or assessment relating to a material amount of Taxes, or enter into any closing agreement relating to a material amount of Taxes;

(xiii)          settle, release, waive or compromise any Legal Proceeding (excluding any audit, claim or other proceeding in respect of Taxes), other than (1) routine collection matters in the ordinary course of business and consistent with past practices, (2) those settlements as set forth in Section 4.2(b)(xiii) of the Company Disclosure Schedule, and (3) settlements entered into in accordance with Section 5.16;

(xiv)         engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(xv)         enter into or amend any agreement, contract or commitment that would reasonably be expected to prevent or materially delay or materially impair the consummation of the Contemplated Transaction; or

(xvi)         authorize, approve, agree, commit or offer to take any of the actions described in clauses (i) through (xv) of this Section 4.2(b).

Parent acknowledges and agrees that nothing contained in this Section 4.2(b) shall give Parent the right to control or direct the operations of the Acquired Companies within the meaning of applicable antitrust and competition Legal Requirements, and no consent of Parent shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any applicable antitrust and competition Legal Requirements. Prior to the First Merger Effective Time, each of the Acquired Companies shall exercise, consistent with the terms and conditions hereof, complete control and supervision over its operations.

(c)            During the Pre-Closing Period, except (w) as may be required by applicable Legal Requirements or Contracts of Parent, (x) with the prior written consent of the Company (including by email) (which shall not be unreasonably withheld, conditioned or delayed), (y) as expressly required or permitted by this Agreement or (z) as set forth in Section 4.2(c) of the Parent Disclosure Schedule, Parent shall use its commercially reasonable efforts to, and shall cause each of the other Parent Entities to use their commercially reasonable efforts to, (i) conduct its business in the ordinary course in all material respects and (ii) preserve substantially intact the Parent Entities’ (taken as a whole) business organization and keep available the services of Parent’s current officers in all material respects (it being agreed that any action specifically addressed by any of the provisions of Section 4.2(d) shall not constitute a breach of this Section 4.2(c) unless such action is a breach of Section 4.2(d)).

(d)            During the Pre-Closing Period, except (w) as may be required by applicable Legal Requirements or Contracts of Parent, (x) with the prior written consent of the Company (including by email) (which shall not be unreasonably withheld, conditioned or delayed), (y) as expressly required or permitted by this Agreement, or (z) as set forth in Section 4.2(d) of the Parent Disclosure Schedule, Parent shall not, and Parent shall cause the other Parent Entities not to:

(i)            (A) declare, set aside, establish a record date for or pay any dividend or other distribution (whether in cash, stock or otherwise) in respect of its outstanding shares in its authorized share structure, except for cash dividends or distributions declared, set aside or made by any direct or indirect wholly owned Subsidiary of Parent to Parent or one of its other wholly owned Subsidiaries; (B) repurchase, redeem or otherwise acquire any of its shares in its authorized share structure or other securities, other than (1) pursuant to the terms of the Parent Equity Plans, award agreements or Contracts evidencing Parent Equity Awards, (2) the acquisition of Parent Equity Awards in connection with the forfeiture of such awards, (3) Parent Common Shares accepted as payment for the exercise price of Parent Options, (4) for withholding Taxes incurred in connection with the exercise, vesting or settlement of Parent Equity Awards in accordance with the terms of the applicable Parent Equity Award, (5) as required by the terms of any capital stock or equity interest of any Subsidiary outstanding on the date of this Agreement, (6) pursuant to the Parent Share Repurchase Authorization Program, or (7) any transaction between any Parent Entity and another Parent Entity; or (C) split, combine, subdivide or reclassify any of its capital stock;

(ii)            sell, issue, grant or authorize the sale, issuance or grant of: (A) any of its capital stock or other equity security; (B) any option, call, warrant or right to acquire any of its capital stock or other equity security; or (C) any instrument convertible into or exchangeable for any of its capital stock or other equity security, except, in each case with respect to clauses (A) through (C), (v) for monthly grants to agents in the ordinary course of business consistent with past practice pursuant to Parent’s Agent Awards Stock Grant Program, Agent Stock Purchase Program, and Loan Officer Awards Stock Grant Program, (w) to directors or officers or other employees in the ordinary course of business consistent with past practice or in accordance with Section 4.2(d) of the Parent Disclosure Schedule, provided, that the number of shares underlying such issuances or grants to employees at an “officer” level or above shall not exceed 1,000,000 Parent Common Shares per calendar year except with the prior written consent of the Company, (x) upon the exercise of, or the vesting, settlement or delivery of shares pursuant to, Parent Equity Awards in accordance with their terms, (y) in connection with any transaction between any Parent Entity and another Parent Entity or (z) (A) the sale, issuance or grant of any such capital stock or other equity securities (or any such option, call, warrant, right or other instrument exercisable or exchangeable for Parent Common Shares) not to exceed 1,000,000 Parent Common Shares in the aggregate or (B) the sale, issuance or grant of any such capital stock or other equity securities (or any such option, call, warrant, right or other instrument exercisable or exchangeable for equity securities) only with the Company’s prior written consent (which may be granted or withheld in the Company’s sole and absolute discretion) in connection with a Financing contemplated by Section 5.23(a), the proceeds of which reduce, or will reduce, the commitments under the Debt Commitment Letter;

(iii)          amend any of the Parent Governing Documents, or effect any liquidation, dissolution, restructuring, recapitalization or similar transaction;

(iv)          merge or consolidate with any other Person or enter into agreements providing for any acquisitions (by merger, consolidation, purchase of stock or assets or otherwise) of any Entity, business or assets that constitute a business or division of any Person, or all or substantially all of the assets of any Person, except for (A) such acquisitions for which the consideration does not exceed $20,000,000 in the aggregate; (B) transactions among Parent and a wholly owned Parent Entity or among wholly owned Parent Entities; (C) the recruitment of agents and/or teams in the ordinary course of business consistent with past practices for consideration; or (D) the acquisition of brokerages in the ordinary course of business consistent with past practices for consideration;

(v)           authorize, or make any commitment with respect to, capital expenditures that in the aggregate exceed the aggregate amount set forth on Section 4.2(d)(v) of the Parent Disclosure Schedule;

(vi)           (A) incur or assume any indebtedness for borrowed money or issue any debt securities; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the indebtedness for borrowed money of any other Person; (C) other than as set forth on Section 4.2(d)(vi)(C) of the Parent Disclosure Schedule, make any loan, advance or capital contribution to, or investment in, any other Person, except (with respect to this clause (C)) for (1) extensions of credit to franchisees in the ordinary course of business and consistent with past practices; (2) advances to directors, officers and other employees, in each case in the ordinary course of business and consistent with past practices; (3) for loans or advances between Subsidiaries of Parent or between Parent and its Subsidiaries and capital contributions in wholly owned Subsidiaries of Parent; or (4) those advances or investments as set forth in Section 4.2(d)(vi)(C)(4) of the Parent Disclosure Schedule; or (D) create any Encumbrance (other than Permitted Encumbrances) on any material assets, except, in each case of (A), (B) and (D), for any such obligation (1) owed by one Parent Entity to another Parent Entity; (2) pursuant to business credit cards in the ordinary course of business and consistent with past practices; (3) pursuant to letters of credit in the ordinary course of business; and (4) for a principal amount of less than $5,000,000; provided, that nothing in this clause (vi) shall prohibit the Parent Entities from incurring, assuming, or otherwise becoming liable for any indebtedness or creating any Encumbrances, in each case, to the extent in connection with the Financing (including, for the avoidance of doubt, any Financing contemplated by Section 5.22(a), as applicable);

(vii)         (A) other than as set forth on Section 4.2(d)(vii) of the Parent Disclosure Schedule, except for actions required pursuant to the terms of any Parent Plan, applicable Legal Requirements, or otherwise in the ordinary course of business consistent with past practice, (1) establish, adopt, enter into, amend, or terminate any material Parent Plan, Foreign Parent Plan, or any plan, practice, agreement, arrangement or policy that would be a material Parent Plan or Foreign Parent Plan if it was in existence on the date of this Agreement (other than in connection with routine, immaterial or ministerial amendments to health and welfare plans), or (2) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Parent Equity Plans, or otherwise modify any of the terms of any outstanding Parent Equity Award;

(viii)        except as required by GAAP or other applicable accounting standards or Legal Requirements, change in any material respect any of its methods of accounting or accounting practices, including with respect to Taxes;

(ix)           (A) change or rescind any material method of Tax accounting or any material Tax election, (B) amend any material Tax Return, or (C) settle or otherwise compromise any claim, dispute, audit or assessment relating to a material amount of Taxes, or enter into any closing agreement relating to a material amount of Taxes;

(x)            settle, release, waive or compromise any Legal Proceeding (excluding any audit, claim or other proceeding in respect of Taxes), other than (1) routine collection matters in the ordinary course of business and consistent with past practices, (2) settlements providing solely for money damages payable by a Parent Entity of less than $20,000,000 (in addition to any amounts covered by insurance) (and no other material relief of any nature), involving no finding or admission of any wrongdoing on the part of any Parent Entity and (3) settlements entered into in accordance with Section 5.16;

(xi)           engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of Parent or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(xii)          enter into or amend any agreement, contract or commitment that would reasonably be expected to prevent or materially delay or materially impair the consummation of the Contemplated Transaction; or

(xiii)         authorize, approve, agree, commit or offer to take any of the actions described in clauses (i) through (xii) of this Section 4.2(d).

The Company acknowledges and agrees that nothing contained in this Section 4.2(d) shall give the Company the right to control or direct the operations of the Parent Entities within the meaning of applicable antitrust and competition Legal Requirements, and no consent of the Company shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any applicable antitrust and competition Legal Requirements. Prior to the First Merger Effective Time, each of the Parent Entities shall exercise, consistent with the terms and conditions hereof, complete control and supervision over its operations.

4.3          No Solicitation; Change in Recommendations.

(a)            Each of Parent and the Company shall immediately cease, and shall cause its Subsidiaries, and its and their respective directors and officers (other than any director or officer of the Company who has executed the Company Voting and Support Agreement in his personal capacity), and shall use its reasonable best efforts to cause its other Representatives (including any director or officer of the Company who has executed the Company Voting and Support Agreement in his personal capacity), to immediately cease, any discussions or negotiations with any Person that may be ongoing as of the date of this Agreement with respect to an Acquisition Proposal, and shall promptly (and, in any event, within two (2) Business Days of the date hereof) request to have returned to Parent or the Company, as applicable, or to have destroyed, any confidential information that has been provided in any such discussions or negotiations. During the Pre-Closing Period, each of Parent and the Company shall not, and shall cause its Subsidiaries, and its and their respective directors and officers (other than any director or officer of the Company who has executed the Company Voting and Support Agreement in his personal capacity) not to, and shall use its reasonable best efforts to cause its other Representatives (including any director or officer of the Company who has executed the Company Voting and Support Agreement in his personal capacity) not to (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries, proposals or offers from any Person (other than the Company or Parent, as applicable) that constitute or would reasonably be expected to lead to an Acquisition Proposal; (ii) participate in or engage in negotiations or substantive discussions regarding any Acquisition Proposal or inquiry or proposal or that would reasonably be expected to lead to an Acquisition Proposal, or (iii) furnish any non-public information relating to any Parent Entity or any Acquired Company, as applicable, to any Person (other than the Company and its Representatives, or Parent and its Representatives, as applicable) in connection with any Acquisition Proposal or any inquiry or proposal that would reasonably be expected to lead to an Acquisition Proposal. Notwithstanding the foregoing or anything else in this Agreement, each of Parent and the Company shall be permitted to grant a waiver of or terminate any “standstill” or similar obligation of any Person with respect to any Parent Entity or Acquired Company solely to the extent necessary to allow such Person to submit, on a confidential basis to the Parent Board or the Company Board, an Acquisition Proposal if the Parent Board or the Company Board, as applicable, has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action is inconsistent with the fiduciary duties of the Parent Board or Company Board, as applicable, under applicable Legal Requirements. Any violation of this Section 4.3 by any director or officer of Parent or the Company (other than any director or officer of the Company who has executed a Voting and Support Agreement) shall be deemed to be a breach of this Section 4.3 by Parent or the Company, as applicable. If Parent or the Company is made aware of an action by any of its respective Representatives (other than any of its directors or officers) that would constitute a breach of any provision of this Section 4.3 if taken by Parent or the Company, as applicable, and Parent or the Company does not promptly use its reasonable best efforts to prohibit or terminate such action, then such action will be deemed to constitute a breach of such provision by Parent or the Company, as applicable.

(b)

(i)            Notwithstanding anything in this Agreement to the contrary, each of Parent and the Company and their respective Representatives shall be permitted, prior to obtaining the Required Parent Shareholder Vote or the Required Company Stockholder Vote, as applicable, and subject to Parent or the Company, as applicable, first entering into an Acceptable Confidentiality Agreement, to engage or participate in or otherwise assist or facilitate discussions and negotiations with, and/or provide any nonpublic information or data to, any Person (and their respective Representatives and financing sources) who makes a bona fide written Acquisition Proposal after the date of this Agreement (that did not result from a material breach of Section 4.3(a)), that the Parent Board or the Company Board, as applicable, concludes in good faith (after consultation with its outside legal counsel and financial advisors), based on the information then available, either constitutes or would reasonably be expected to lead to a Superior Proposal. Parent or the Company, as applicable, shall promptly (and in any event within twenty-four (24) hours) provide to the other party any non-public information or data (or access thereto) that is furnished to any such Person pursuant to the prior sentence that was not previously provided to such other party or its Representatives. Notwithstanding anything to the contrary in this Agreement, Parent or the Company, as applicable, may contact any Person submitting an Acquisition Proposal after the date of this Agreement (that did not result from a material breach of Section 4.3(a)) solely to the extent necessary to clarify the material terms of the Acquisition Proposal in order to allow the Parent Board or the Company Board to determine whether such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal.

(ii)            Each of Parent and the Company shall promptly (and in any event within forty-eight (48) hours after receipt by such party), notify the other party of receipt of any Acquisition Proposal, or any request for nonpublic information relating to any Parent Entity or Acquired Company, as applicable, by any Person that informs Parent or the Company, or any of their Subsidiaries, that it is considering making, or has made, an Acquisition Proposal. Such notice shall indicate the material terms (including price) and conditions of any proposals or offers, to the extent known, including the identity of the Person making such Acquisition Proposal. The Company shall keep Parent, or Parent shall keep the Company, as applicable, reasonably informed of the status and material details (including any amendments or proposed amendments) of any such Acquisition Proposal and keep such other party reasonably informed as to the material details of any such Acquisition Proposal and shall provide to the other party within forty-eight (48) hours after receipt thereof all copies of any other documentation material to understanding such Acquisition Proposal (as determined by the party providing such material in good faith) received by the Company or Parent, as applicable, from the Person (or from any Representatives of such Person) making such Acquisition Proposal. The Company Board or Parent Board, as applicable, shall promptly consider in good faith (in consultation with its outside legal counsel and financial advisors) any proposed alteration of the terms of this Agreement or the Contemplated Transactions proposed by the other party in response to any Acquisition Proposal. Unless this Agreement has been terminated in accordance with Section 7.1(e)(i) in connection with a Superior Proposal, each of the Company and Parent shall not take any action to exempt any Person from the restrictions on “business combinations” contained in any applicable Legal Requirements or otherwise cause such restrictions not to apply.

(iii)           Except as provided in Section 4.3(b)(v), neither the Company Board nor any committee thereof shall (A) withhold, withdraw, modify or qualify in any manner adverse to Parent, or propose publicly to withhold, withdraw, modify or qualify in any manner adverse to Parent, the recommendation by the Company Board that the Company’s stockholders vote in favor of the adoption of this Agreement and the issuance of shares of Company Class A Common Stock in connection with the Rhino Merger (the “Company Board Recommendation”), (B) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus, (C) fail to recommend against acceptance of a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act that is an Acquisition Proposal (including, for these purposes, by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer, exchange offer or take-over bid) within ten (10) Business Days (as defined in Rule 14d-9 of the Exchange Act, as applicable) of the commencement (for purposes of Rule 14d-2 of the Exchange Act) of such tender offer, exchange offer or take-over bid (it being understood that the Company Board may refrain from taking a position with respect to a tender offer, exchange offer or take-over bid until 5:30 p.m., Mountain time, on the 10th Business Day after such commencement thereof, without such action (or inaction) constituting a Change in Company Recommendation), (D) refuse to affirm publicly the Company Board Recommendation following a reasonable written request by Parent to provide such reaffirmation (which request may only be made in connection with the public disclosure of an Acquisition Proposal (other than pursuant to a commenced tender offer, exchange offer or take-over bid) that, in the reasonable judgment of Parent, calls into question whether the Required Company Stockholder Vote will be obtained) prior to the earlier of (A) ten (10) Business Days following such request and (B) five (5) Business Days prior to the Company Stockholders’ Meeting (provided, in the case of clause (B), that if such request is made less than eight (8) Business Days prior to such meeting, then, notwithstanding the foregoing, the Company Board or any committee thereof shall have four (4) Business Days to respond to such request for reaffirmation, and that Parent may not make such request less than four (4) Business Days prior to such meeting), provided, that the Company Board shall not be required to affirm the Company Board Recommendation more than once per Acquisition Proposal or material modification of such Acquisition Proposal (any of the foregoing (A), (B), (C) or (D), a “Change in Company Recommendation”) or (E) adopt, recommend or declare advisable, or propose or agree to adopt, recommend or declare advisable, or allow any Acquired Company to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar definitive agreement (an “Acquisition Agreement”) constituting, or that would reasonably be expected to lead to, an Acquisition Proposal (excluding, for the avoidance of doubt, any Acceptable Confidentiality Agreement).

(iv)           Except as provided in Section 4.3(b)(v), neither the Parent Board nor any committee thereof shall (A) withhold, withdraw, modify or qualify in any manner adverse to the Company, or propose publicly to withhold, withdraw, modify or qualify in any manner adverse to the Company, the recommendation by the Parent Board that the Parent’s securityholders vote in favor of the Arrangement (the “Parent Board Recommendation”), (B) fail to include the Parent Board Recommendation in the Proxy Statement/Prospectus (including in the management information circular), (C) fail to recommend against acceptance of a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act or a take-over bid pursuant to Canadian Securities Laws that is an Acquisition Proposal (including, for these purposes, by taking any position contemplated by Rule 14e-2 of the Exchange Act or Canadian Securities Laws, as applicable, other than recommending rejection of such tender offer, exchange offer or take-over bid) within ten (10) Business Days (as defined in Rule 14d-9 of the Exchange Act or Canadian Securities Laws, as applicable) of the commencement (for purposes of Rule 14d-2 of the Exchange Act or Canadian Securities Laws, as applicable) of such tender offer, exchange offer or take-over bid (it being understood that the Parent Board may refrain from taking a position with respect to a tender offer, exchange offer or take-over bid until 5:30 p.m., Mountain time, on the 10th Business Day after the commencement thereof, without such action (or inaction) constituting a Change in Parent Recommendation), (D) refuse to affirm publicly the Parent Board Recommendation following a reasonable written request by the Company to provide such reaffirmation (which request may only be made in connection with the public disclosure of an Acquisition Proposal (other than pursuant to a commenced tender offer, exchange offer or take-over bid) that, in the reasonable judgment of the Company, calls into question whether the Required Parent Shareholder Vote will be obtained) prior to the earlier of (A) ten (10) Business Days following such request and (B) five (5) Business Days prior to the Parent Shareholders’ Meeting (provided, in the case of clause (B), that if such request is made less than eight Business Days prior to such meeting, then, notwithstanding the foregoing, the Parent Board or any committee thereof shall have four (4) Business Days to respond to such request for reaffirmation, and that the Company may not make such request less than four (4) Business Days prior to such meeting), provided, that the Parent Board shall not be required to affirm the Parent Board Recommendation made more than once per Acquisition Proposal or material modification of such Acquisition Proposal (any of the foregoing (A), (B), (C) or (D), a “Change in Parent Recommendation”) or (E) adopt, recommend or declare advisable, or propose or agree to adopt, recommend or declare advisable, or allow any Parent Entity to execute or enter into, any Acquisition Agreement constituting, or that would reasonably be expected to lead to, an Acquisition Proposal (excluding, for the avoidance of doubt, any Acceptable Confidentiality Agreement).

(v)           Notwithstanding anything in this Agreement to the contrary, the Company may make a Change in Company Recommendation at any time prior to receipt of the Required Company Stockholder Vote (and/or in the case of a Superior Proposal received by the Company, terminate this Agreement pursuant to Section 7.1(e)(i)) and Parent may make a Change in Parent Recommendation at any time prior to receipt of the Required Parent Shareholder Vote, in each case, if and only if:

(A)            (1) a bona fide written Acquisition Proposal (that did not result from a material breach of Section 4.3(a)) is received by the Company or Parent, and the Company Board or Parent Board, as applicable, has concluded in good faith (after consultation with its outside legal counsel and financial advisors), based on the information then available, that such Acquisition Proposal constitutes a Superior Proposal, or (2) the Company Board or Parent Board, as applicable, has concluded in good faith (after consultation with its outside legal counsel and financial advisors) that an Intervening Event has occurred;

(B)             the Company Board or Parent Board, as applicable, has concluded in good faith (after consultation with its outside legal counsel) that failure to make a Change in Company Recommendation or Change in Parent Recommendation, as applicable, is inconsistent with its fiduciary duties under applicable Legal Requirements;

(C)             five (5) Business Days (the “Notice Period”) shall have elapsed since the Company or Parent, as applicable, has (x) given written notice to the other party advising such other party that it intends to take such action and specifying, in reasonable detail, the material terms or conditions of any such Superior Proposal or providing a description of the Intervening Event that is the basis of the proposed action and (y) provided to the other party a copy of the principal documentation relating to the Superior Proposal or Intervening Event, if any (a “Notice of Recommendation Change”) (it being understood that, in the case of a Superior Proposal, any amendment to any material term of such Superior Proposal shall require a new Notice of Recommendation Change and a new Notice Period, except that the Notice Period referenced above shall instead be equal to the longer of (1) three (3) Business Days or (2) the period remaining under the existing Notice Period immediately prior to the delivery of such additional notice under this clause (C));

(D)            during the Notice Period, the Company or Parent has considered and, at the reasonable request of the other party, engaged in good faith discussions and negotiations with such other party regarding, any adjustment or modification of the terms of this Agreement proposed by such other party such that, in the case of an Acquisition Proposal, such Acquisition Proposal would no longer constitute a Superior Proposal or, in the case of an Intervening Event, such adjustment or modification would obviate the need to make such Change in Company Recommendation or Change in Parent Recommendation, as applicable;

(E)             the Company Board or the Parent Board, following the Notice Period, again determines in good faith (after consultation with outside legal counsel and taking into account any adjustment or modification of the terms of this Agreement irrevocably proposed in writing by the other party) that failure to make a Change in Company Recommendation or Change in Parent Recommendation, as the case may be, is inconsistent with their fiduciary duties under applicable Legal Requirements; and

(F)             in the case where the Company seeks to terminate this Agreement pursuant to Section 7.1(e)(i), the Company complies with clauses (A) through (E) above in all material respects and concurrently with entering into an Acquisition Agreement with respect to such Superior Proposal, (1) terminates this Agreement in accordance with the provisions of Section 7.1(e)(i) and (2) pays the Company Termination Fee in accordance with Section 7.3(d).

(vi)           Nothing contained in this Section 4.3 shall prohibit the Company Board or the Parent Board from, directly or indirectly through its Representatives, (x) complying with Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or National Instrument 62-104 – Take-Over Bids and Issuer Bids of the Canadian Securities Administrators, as applicable, with regard to any Acquisition Proposal, so long as any such compliance rejects any Acquisition Proposal and reaffirms its recommendation of the transactions contemplated by this Agreement, (y) from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, or (z) from making any other disclosure to the stockholders of the Company or Parent that is required by applicable Legal Requirement; provided, however, that if any such disclosure under this clause (z) does not reaffirm the Company Board Recommendation or Parent Board Recommendation, as applicable, in such disclosure or withdraws or modifies the Company Board Recommendation or Parent Board Recommendation in a manner adverse to the Company or Parent, as applicable, such disclosure shall constitute a Change in Company Recommendation or Change in Parent Recommendation, as applicable, and nothing in this Section 4.3(b)(vi) will be deemed to permit the Company Board or Parent Board to make a Change in Company Recommendation or Change in Parent Recommendation, as applicable, except to the extent permitted by Section 4.3(b)(v). It is understood and agreed that the following will not be deemed a Change in Company Recommendation or Change in Parent Recommendation, and shall otherwise be permitted under this Agreement: a public statement that describes the Company’s or Parent’s receipt of an Acquisition Proposal, that the Company Board or Parent Board, as applicable, is considering the Acquisition Proposal, and that no position has been taken by the Company Board or the Parent Board as to the advisability or desirability of such Acquisition Proposal, so long as any such statement confirms that the Company Board or Parent Board, as applicable, has not changed its recommendation of the transactions contemplated by this Agreement.

(vii)          Notwithstanding any Change in Parent Recommendation or any other provision of this Agreement to the contrary, unless this Agreement has been validly terminated pursuant to Section 7.1, Parent shall cause the proposal to approve the Arrangement to be submitted to a vote of Parent’s securityholders at the Parent Shareholders’ Meeting.

(viii)        Notwithstanding any Change in Company Recommendation or any other provision of this Agreement to the contrary, unless this Agreement has been validly terminated pursuant to Section 7.1, the Company shall cause the proposal to adopt this Agreement to be submitted to a vote of the Company’s stockholders at the Company Stockholders’ Meeting.

(c)            For purposes of this Agreement, “Superior Proposal” means a bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party that is not affiliated with the Company or Parent, as the case may be, to enter into any transaction involving an Acquisition Proposal that the Company Board or Parent Board, as the case may be, has determined in good faith, after consultation with outside legal counsel and its financial advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal (including any break-up fees, expense reimbursement provisions, conditions to consummation and certainty and speed of consummation, including the prospects for obtaining regulatory approvals and financing) (i) is more favorable to the stockholders of the Company or shareholders of Parent, as applicable, than the Contemplated Transactions, and (ii) is reasonably capable of being completed on the terms proposed; provided, that, for the purposes of this definition of Superior Proposal, references in the definition of “Acquisition Proposal” to “twenty percent (20%)” shall be deemed to be references to “fifty percent (50%)”.

(d)            For purposes of this Agreement, “Intervening Event” means any event, occurrence, change, development, circumstance, fact or effect that, in the case of the Company, materially affects the Company and its Subsidiaries (taken as a whole), and in the case of Parent, materially affects Parent and its Subsidiaries (taken as a whole), that (A) was not known to the Company Board or Parent Board, as applicable, or reasonably foreseeable to the Company Board or Parent Board, as applicable, as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board or the Parent Board, as applicable, as of the execution and delivery of this Agreement) and (B) does not relate to (i) any Acquisition Proposal or (ii) the mere fact, in and of itself, that the Company or Parent, as applicable, meets or exceeds any internal or published financial projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date hereof in the market price or trading volume of the Company Common Stock or Parent Common Shares, as applicable (provided, that the underlying causes of any such fact or change shall not be excluded by reason of this clause (ii) in determining whether an Intervening Event has occurred).

Section 5.              Additional Covenants of the Parties

5.1          Registration Statement; Proxy Statement/Prospectus.

(a)            Notwithstanding anything to the contrary in this Section 5.1, (i) New Wildlife shall be responsible for the preparation and filing of the Registration Statement (including any amendments or supplements thereto), (ii) New Wildlife, Parent and the Company shall be jointly responsible for the preparation of the Proxy Statement/Prospectus (including any amendments or supplements thereto), and (iii) each of Parent and the Company shall cooperate in good faith and use commercially reasonable efforts to assist the others in connection with the foregoing, including by providing information and responding to comments from the SEC or the Canadian Securities Regulators.

(b)            As promptly as reasonably practicable after the date of this Agreement: (i) the Company and Parent shall jointly prepare and file with the SEC and the Canadian Securities Regulators (if necessary or desirable) the preliminary Proxy Statement/Prospectus, as applicable, and (ii) the Company and Parent shall jointly prepare and New Wildlife shall file with the SEC the Registration Statement. Each of New Wildlife, Parent and the Company shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act, and the Proxy Statement/Prospectus to be cleared by the SEC and its staff under the Securities Act, as promptly as practicable after such filing, and to keep the Registration Statement effective so long as necessary to consummate the Mergers and the Arrangement. Unless there is a Change in Company Recommendation or a Change in Parent Recommendation, in each case, made in accordance with Section 4.3, the Proxy Statement/Prospectus shall include the Company Board Recommendation and the Parent Board Recommendation in any iteration of the Proxy Statement/Prospectus filed in preliminary or definitive form. Each of New Wildlife, Parent and the Company shall promptly notify the other parties upon the receipt of any comments from the SEC (or the staff of the SEC) or the Canadian Securities Regulators or any request from the SEC (or the staff of the SEC) or the Canadian Securities Regulators for amendments or supplements to the Proxy Statement/Prospectus or the Registration Statement, as applicable, and shall promptly provide the other parties with copies of all correspondence between such first party and its Representatives, on the one hand, and the SEC (or the staff of the SEC) or the Canadian Securities Regulators, on the other hand, and all written comments with respect to the Proxy Statement/Prospectus or the Registration Statement received from the SEC (or the staff of the SEC) or the Canadian Securities Regulators and advise the other parties of any oral comments with respect to Proxy Statement/Prospectus or the Registration Statement received from the SEC (or the staff of the SEC) or the Canadian Securities Regulators. If a party receives comments from the SEC (or the staff of the SEC) or the Canadian Securities Regulators on the Proxy Statement/Prospectus or the Registration Statement, as applicable, each of New Wildlife, Parent and the Company shall use its commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) or the Canadian Securities Regulators with respect to the Proxy Statement/Prospectus or the Registration Statement, as applicable. New Wildlife shall advise the Company and Parent, promptly after the receipt of notice thereof, of the time of effectiveness of the Registration Statement, and the issuance of any stop order relating thereto or the suspension of qualification of the New Wildlife Common Stock for offering or sale in any jurisdiction, and each of New Wildlife, the Company and Parent shall use their respective commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of New Wildlife, the Company and Parent shall take any other action required to be taken under the Securities Act, the Exchange Act, Nasdaq Rules, any applicable foreign or state securities or “blue sky” Legal Requirements and the rules and regulations thereunder in connection with the Contemplated Transactions, and Parent shall furnish to New Wildlife and the Company all information concerning Parent as may be reasonably requested in connection with any such actions.

(c)            As promptly as practicable after the clearance of the Proxy Statement/Prospectus by the SEC, and obtaining the Interim Order, Parent and the Company shall cause the Proxy Statement/Prospectus to be sent contemporaneously to (i) in the case of Parent, the Persons required to be sent the Proxy Statement/Prospectus by the Interim Order and applicable Legal Requirements, and (ii) in the case of the Company, the holders of Company Common Stock entitled to vote at the Company Stockholders’ Meeting.

(d)            Each of the Company and Parent shall prepare the Proxy Statement/Prospectus, and each of the Company, Parent and New Wildlife shall prepare the Registration Statement, in each case, in compliance as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder and, as applicable, Canadian Securities Laws. Without limiting any other provision herein, the Proxy Statement/Prospectus and the Registration Statement will contain such information and disclosure reasonably requested by New Wildlife, Parent or the Company so that the Registration Statement conforms in form and substance to the requirements of the Securities Act and the Proxy Statement/Prospectus conforms in form and substance to the requirements of the Exchange Act and Canadian Securities Laws. No filing of or mailing of the Proxy Statement/Prospectus or the Registration Statement (or, in each case, any amendment or supplement thereto) or response to any comments of the SEC (or the staff of the SEC) or Canadian Securities Regulators with respect thereto shall be made by, New Wildlife, the Company or Parent without the prior written (email being sufficient) approval of the other parties (which shall not be unreasonably withheld, conditioned or delayed), and each of New Wildlife, the Company and Parent shall provide the others and their respective counsel with a reasonable opportunity to review and comment thereon (including the proposed final version of such document or response) and shall give good faith consideration to all reasonable additions, deletions or changes suggested by the other or its counsel; provided, however, that (A) New Wildlife and the Company may amend or supplement the Proxy Statement/Prospectus without the prior written consent of Parent in the event of a Change in Company Recommendation made in accordance with Section 4.3 and (B) Parent may amend or supplement the Proxy Statement/Prospectus without the prior written consent of New Wildlife and the Company in the event of a Change in Parent Recommendation made in accordance with Section 4.3.

(e)            Each of New Wildlife, Parent and the Company shall, as promptly as possible, furnish to the other parties all reasonably required information concerning the Parent Entities, on the one hand, or the Acquired Companies, on the other hand, as applicable, as may be reasonably requested by New Wildlife, the Company or Parent, as applicable, in connection with the Proxy Statement/Prospectus or Registration Statement, as applicable, including such information that is required by the Exchange Act, the rules and regulations promulgated thereunder, Canadian Securities Laws or other applicable Legal Requirements to be set forth in the Proxy Statement/Prospectus or Registration Statement, as applicable, and shall otherwise assist and cooperate with the other parties in the preparation of the Proxy Statement/Prospectus, or the Registration Statement, as applicable, and the resolution of comments from the SEC (or the staff of the SEC) or Canadian Securities Regulators. If the SEC (or the staff of the SEC) or Canadian Securities Regulators’ comments on the Proxy Statement/Prospectus or the Registration Statement, New Wildlife, Parent or the Company, as applicable, shall, to the extent applicable and upon a good-faith and reasonable request of New Wildlife, the Company or Parent, as applicable, confirm and/or supplement the information relating to the Parent Entities on the one hand, and New Wildlife and the Acquired Companies, on the other hand, in each case supplied by New Wildlife, Parent or the Company, as applicable, for inclusion in the Proxy Statement/Prospectus or Registration Statement, as applicable, in each case, sufficiently in advance of the mailing of the Proxy Statement/Prospectus. None of New Wildlife, the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof or with Canadian Securities Regulators, in respect of the Proxy Statement/Prospectus, or the Registration Statement, as applicable unless, to the extent reasonably practicable, it consults with the other parties in advance and, to the extent permitted by the SEC or Canadian Securities Regulators, allows the other parties to participate.

(f)             If at any time prior to the Arrangement Effective Time any event, circumstance or information relating to New Wildlife, the Company or Parent or any of New Wildlife’s, the Company’s or Parent’s Subsidiaries, or their respective officers or directors or relating to any information supplied by New Wildlife, Parent or the Company for inclusion in the Proxy Statement/Prospectus or the Registration Statement, is discovered by New Wildlife, the Company or Parent, respectively, which, pursuant to the Securities Act or the Exchange Act or Canadian Securities Laws, should be set forth in an amendment or a supplement to such document, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, such party shall promptly inform the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and the Canadian Securities Regulators and, to the extent required by applicable Legal Requirement, disseminated to the Company’s stockholders and the Parent’s securityholders. Each party agrees to correct any information provided by it for use in the Proxy Statement/Prospectus or the Registration Statement which shall have become false or misleading.

5.2            Company Stockholders’ Meeting.

(a)            The Company: (i) shall take all action necessary under all applicable Legal Requirements and the Company Governing Documents to set a record date for, call, give notice of and hold a meeting of the holders of Company Common Stock (the “Company Stockholders’ Meeting”) to vote on (1) a proposal to adopt this Agreement and (2) a proposal to approve the issuance of shares of Company Common Stock in connection with the Rhino Merger, as promptly as reasonably practicable after the date of this Agreement (but in no event shall the initial date for the Company Stockholders’ Meeting be later than forty-five (45) days after the Registration Statement is declared effective under the Securities Act without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed)); (ii) shall submit such proposals to such holders at the Company Stockholders’ Meeting and, unless there is a Change in Company Recommendation made in accordance with Section 4.3, shall use its reasonable best efforts to solicit proxies in favor of such proposals from such holders before the Company Stockholders’ Meeting; and (iii) shall not submit any other proposals to such holders at the Company Stockholders’ Meeting (other than an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Stockholders’ Meeting) without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed); provided, that in the event that Parent postpones or adjourns the Parent Shareholders’ Meeting in accordance with the terms of this Agreement, the Company may postpone or adjourn the Company Stockholders’ Meeting for an equal number of days. The Company shall provide reasonable updates to Parent with respect to the proxy solicitation for the Company Stockholders’ Meeting (including interim results) as reasonably requested by Parent. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Company Stockholders’ Meeting if this Agreement is terminated in accordance with its terms. The Company agrees that, unless this Agreement shall have been terminated in accordance with Section 7.1, its obligations pursuant to this Section 5.2 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or by the making of any Change in Company Recommendation.

(b)            The Company may postpone, recess or adjourn the Company Stockholders’ Meeting: (i) with the consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (ii) for the absence of a quorum (in which case the Company shall use its commercially reasonable efforts to obtain such quorum as promptly as practicable), (iii) if, after consultation with Parent, the Company believes in good faith that such postponement, recess or adjournment is reasonably necessary to (A) solicit additional proxies for the purpose of obtaining the Required Company Stockholder Vote, or (B) allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable Legal Requirements and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholders’ Meeting, (iv) if required by Legal Requirement, or (v) for an equal number of days by which Parent postpones or adjourns the Parent Shareholders’ Meeting in accordance with the terms of this Agreement; provided, that, in the case of clauses (ii) and (iii), without the written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), in no event shall the Company Stockholders’ Meeting be held on a date later than the earlier of (x) twenty (20) Business Days after the date for which the Company Stockholders’ Meeting was originally scheduled prior to such postponement or adjournment (in the case of clause (iii)(B) excluding any postponements or adjournments required by applicable Legal Requirement) and (y) two (2) Business Days before the End Date. If the Company Stockholders’ Meeting is postponed, recessed or adjourned in accordance with this Section 5.2(b), the Company shall convene or reconvene, as applicable, the Company Stockholders’ Meeting at the earliest practicable date on which the Company Board reasonably expects to have sufficient affirmative votes to obtain the Required Company Stockholder Vote.

(c)            The Company shall use its reasonable best efforts to set the record date in such manner as is necessary or advisable to allow the Company Stockholders’ Meeting to occur on the same date as, the Parent Shareholders’ Meeting.

5.3            Interim Order

(a)            As soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act, Parent shall apply to the Arrangement Court in a manner reasonably acceptable to the Company pursuant to Part 9, Division 5 of the BCBCA and, in cooperation with the Company, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(i)            for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Parent Shareholders’ Meeting and for the manner in which such notice is to be provided;

(ii)            that the required level of approval for the Arrangement Resolution (the “Required Parent Shareholder Vote”) shall be (A) at least two thirds of the votes cast on such Arrangement Resolution by holders of Parent Common Shares present in person or represented by proxy at the Parent Shareholders’ Meeting and (B) at least two thirds of the votes cast on such Arrangement Resolution by holders of Parent Securities present in person or represented by proxy at the Parent Shareholders’ Meeting and voting as a single class;

(iii)           that, in all other respects, the terms, restrictions and conditions of the Parent Governing Documents, including quorum requirements and all other matters, shall apply in respect of the Parent Shareholders’ Meeting unless otherwise ordered by the Arrangement Court;

(iv)           for the grant of Dissent Rights to those holders of Parent Common Shares who are registered shareholders on the record date for the Parent Shareholders’ Meeting, as contemplated in the Plan of Arrangement;

(v)            for the notice requirements with respect to the presentation of the application to the Arrangement Court for the Final Order;

(vi)           that the Parent Shareholders’ Meeting may be postponed, recessed or adjourned from time to time by the Parent Board in accordance with the provisions of this Agreement or any other agreement between the parties, without the need for additional approval of the Arrangement Court;

(vii)          for confirmation of the record date for purposes of determining the holders of Parent Securities entitled to receive notice of and to vote at the Parent Shareholders’ Meeting in accordance with the Interim Order and that the record date for holders of Parent Securities entitled to receive notice of and to vote at the Parent Shareholders’ Meeting will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the Parent Shareholders’ Meeting, unless required by applicable Legal Requirements;

(viii)         that the Parent Shareholders’ Meeting may be held as a virtual or hybrid meeting, and holders of Parent Securities that participate in the Parent Shareholders’ Meeting through virtual means, if applicable, will be deemed to be present at the Parent Shareholders’ Meeting; and

(ix)           for such other matters as Parent or the Company may reasonably require, subject to obtaining the prior consent of the other party, such consent not to be unreasonably withheld, delayed or conditioned.

5.4            Parent Shareholders’ Meeting.

(a)            Parent: (i) shall take all action necessary to set a record date for, call, give notice of and hold a special meeting of the holders of Parent Securities (the “Parent Shareholders’ Meeting”) in accordance with the Interim Order, all applicable Legal Requirements and the Parent Governing Documents as promptly as reasonably practicable after the date of this Agreement (but in no event shall the initial date for the Parent Shareholder’s Meeting be later than forty-five (45) days after the Registration Statement is declared effective under the Securities Act without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed)); (ii) shall submit the Arrangement Resolution to such holders at the Parent Shareholders’ Meeting and shall use its reasonable best efforts to solicit proxies in favor of the Arrangement Resolution from such holders before the Parent Shareholders’ Meeting, including using the services of proxy solicitation agents retained in consultation with the Company; and (iii) shall not submit any other proposal to such holders at the Parent Shareholders’ Meeting without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed); provided, that in the event that the Company postpones or adjourns the Company Stockholders’ Meeting in accordance with the terms of this Agreement, Parent may postpone or adjourn the Parent Shareholders’ Meeting for an equal number of days. Parent shall provide reasonable updates to the Company with respect to the proxy solicitation for the Parent Shareholders’ Meeting (including interim results) as reasonably requested by the Company. Notwithstanding anything to the contrary contained in this Agreement, Parent shall not be required to hold the Parent Shareholders’ Meeting if this Agreement is terminated in accordance with its terms. Parent agrees that, unless this Agreement shall have been terminated in accordance with Section 7.1, its obligations pursuant to this Section 5.4 shall not be affected by the commencement, public proposal, public disclosure or communication to Parent of any Acquisition Proposal or by the making of any Change in Parent Recommendation.

(b)            Parent may postpone, recess or adjourn the Parent Shareholders’ Meeting: (i) with the consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), (ii) for the absence of a quorum (in which case Parent shall use its commercially reasonable efforts to obtain such quorum as promptly as practicable), (iii) if, after consultation with the Company, Parent believes in good faith that such postponement, recess or adjournment is reasonably necessary to (A) solicit additional proxies for the purpose of obtaining the Required Parent Shareholder Vote, or (B) allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Parent Board has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable Legal Requirements and for such supplemental or amended disclosure to be disseminated to and reviewed by the Parent’s securityholders prior to the Parent Shareholders’ Meeting, (iv) if required by Legal Requirement, or (v) for an equal number of days by which the Company postpones or adjourns the Company Stockholders’ Meeting in accordance with the terms of this Agreement; provided, that, in the case of clauses (ii) and (iii), without the written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), in no event shall the Parent Shareholders’ Meeting be held on a date later than the earlier of (x) twenty (20) Business Days after the date for which the Parent Shareholders’ Meeting was originally scheduled prior to such postponement or adjournment (in the case of clause (iii)(B) excluding any postponements or adjournments required by applicable Legal Requirement) and (y) two (2) Business Days before the End Date. If the Parent Shareholders’ Meeting is postponed, recessed or adjourned in accordance with this Section 5.4(b), Parent shall convene or reconvene, as applicable, the Parent Shareholders’ Meeting at the earliest practicable date on which the Parent Board reasonably expects to have sufficient affirmative votes to obtain the Required Parent Shareholder Vote.

(c)            Parent shall use its reasonable best efforts to set the record date in such manner as is necessary or advisable to allow the Parent Shareholders’ Meeting to occur on the same date as the Company Stockholders’ Meeting.

5.5            Final Order.

If the Interim Order is obtained and the Required Parent Shareholder Vote is obtained at the Parent Shareholders’ Meeting as provided for in the Interim Order, Parent shall take all steps necessary or desirable to submit the Arrangement to the Arrangement Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA, as soon as reasonably practicable and, in any event, not later than five (5) Business Days after the Arrangement Resolution is passed at the Parent Shareholders’ Meeting as provided for in the Interim Order (provided that the hearing date will depend on the inscription on the roll and the availability of the Arrangement Court), or within such other period as the parties may agree, acting reasonably.

5.6            Court Proceedings.

(a)            The Company shall cooperate with and assist Parent in, and consent to Parent, seeking the Interim Order and the Final Order, including by providing to Parent on a timely basis any information regarding the Company and its Affiliates as reasonably requested by Parent or as required by applicable Legal Requirements to be supplied by the Company in connection therewith.

(b)            In connection with all Arrangement Court proceedings relating to obtaining the Interim Order and the Final Order, in each case subject to applicable Legal Requirements, Parent shall:

(i)            diligently pursue, and the parties shall cooperate with each other in diligently pursuing, the Interim Order and the Final Order;

(ii)            provide the Company and its legal counsel with reasonable opportunity to review and comment upon drafts of all materials to be filed with the Arrangement Court, the Registrar or the Canadian Securities Regulators in connection with the Arrangement, including drafts of the motion for Interim Order and of the motion for Final Order, the Interim Order, the Final Order and the affidavits, prior to the service and filing of such materials, and give reasonable and due consideration to all such comments of the Company and its legal counsel, provided that all information relating to the Company included in such materials shall be in a form and substance satisfactory to the Company, acting reasonably;

(iii)           ensure that all material filed with the Arrangement Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(iv)           not file any material with the Arrangement Court, the Registrar or the Canadian Securities Regulators in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Company’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that the Company is not required to agree or consent to any increase in or variation in the form of the Arrangement Consideration or other modification or amendment to such filed or served materials that expands or increases the Company’s or its Subsidiaries obligations, or diminishes or limits the Company’s or its Subsidiaries rights, set forth in any such filed or served materials or under this Agreement, the Arrangement or the Mergers;

(v)           oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement;

(vi)           if Parent is required by the terms of the Final Order or by applicable Legal Requirements to return to Arrangement Court with respect to the Final Order, do so only after notice to, and in consultation and cooperation with, the Company;

(vii)         not unreasonably object to legal counsel to the Company making such submissions on the application for the Interim Order and the Final Order as such counsel considers appropriate, acting reasonably, provided the Company advises Parent of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement; and

(viii)         provide the Company and its legal counsel with copies of any notice and evidence served on Parent or its legal counsel in respect of the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order.

5.7            Treatment of Company Equity Awards.

(a)            At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any Person, except as set forth in Section 5.7(a) of the Company Disclosure Schedule, each Company Option, whether vested or unvested, shall be assumed by New Wildlife and converted into an option to purchase, on the same terms and conditions as were applicable under such Company Option, that number of shares of New Wildlife Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock subject to such Company Option, multiplied by (ii) the Stock Election Exchange Ratio, at an exercise price per share (of New Wildlife Common Stock rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the per share exercise price for the Company Common Stock subject to such Company Option, by (B) the Stock Election Exchange Ratio (each such assumed Company Option, as so adjusted, a “Converted Option”); provided, however, that, following the First Merger Effective Time, all references to the “Company” in each Company Equity Plan and each award agreement shall be deemed to be references to New Wildlife. The assumption and conversion of Converted Options contemplated by this Section 5.7(a) shall in each case be effected in a manner intended to comply with Section 409A of the Code.

(b)            At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any Person, each Company RSU that is outstanding and unvested immediately prior to the First Merger Effective Time and that is not a Specified RSU shall be converted into that number of New Wildlife RSUs, rounded to the nearest whole share, equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSU, multiplied by (ii) the Stock Election Exchange Ratio (each such assumed Company RSU, as so adjusted, a “Converted RSU”). Any accrued but unpaid dividend equivalents with respect to any such Company RSU will be assumed by New Wildlife and become an obligation with respect to the applicable Converted RSU. Any Converted RSU issued pursuant to this Section 5.7(b) shall be subject to the same terms and conditions as were applicable to such Company RSU prior to the First Merger Effective Time; provided, however, that all references to the “Company” in each Company Equity Plan and each award agreement shall be deemed to be references to New Wildlife.

(c)            At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any Person, each Specified RSU that is outstanding immediately prior to the First Merger Effective Time, whether vested or unvested, shall be canceled and extinguished, and the holder thereof shall be entitled to receive (subject to any applicable withholding or other Taxes, or other amounts required by applicable Legal Requirements to be withheld) a number of shares of New Wildlife Common Stock, rounded to the nearest whole share, equal to (x) the product of (i) the number of shares of Company Common Stock subject to such Specified RSU, multiplied by (ii) the Stock Election Exchange Ratio, and (y) an amount in cash equal to any accrued but unpaid dividend equivalents with respect to each Specified RSU.

(d)            At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any Person, each Company PSU that is outstanding and unvested immediately prior to the First Merger Effective Time and that is not a Specified PSU shall be converted into that number of New Wildlife RSUs, rounded to the nearest whole share, equal to the product of (i) the number of shares of Company Common Stock subject to such Company PSU, with such number of shares of Company Common Stock being based on the attainment of the applicable performance in accordance with the terms of the applicable award agreement, multiplied by (ii) the Stock Election Exchange Ratio (each such assumed Company PSU, as so adjusted, a “Converted PSU”). Any accrued but unpaid dividend equivalents with respect to any such Company PSU will be assumed by New Wildlife and become an obligation with respect to the applicable Converted PSU. Any Converted PSU issued pursuant to this Section 5.7(d) shall be subject to the same terms and conditions as were applicable to such Company PSU prior to the First Merger Effective Time; provided, however, that (A) all references to the “Company” in each Company Equity Plan and each award agreement shall be deemed to be references to New Wildlife, and (B) the performance metrics applicable to such Company PSU shall not apply from and after the First Merger Effective Time.

(e)            At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any Person, each Specified PSU that is outstanding immediately prior to the First Merger Effective Time, shall be canceled and extinguished, and the holder thereof shall be entitled to receive (subject to any applicable withholding or other Taxes, or other amounts required by applicable Legal Requirements to be withheld) a number of shares of New Wildlife Common Stock, rounded to the nearest whole share, equal to (x) the product of (i) the number of shares of Company Common Stock subject to such Specified PSU, with such number of shares of Company Common Stock being based on the attainment of the applicable performance in accordance with the terms of the applicable award agreement, multiplied by (ii) the Stock Election Exchange Ratio, and (y) an amount in cash equal to any accrued but unpaid dividend equivalents with respect to each Specified PSU.

(f)            Any shares of Company Common Stock that remain available for issuance pursuant to any Company Equity Plans as of the First Merger Effective Time (the “Residual Shares”) shall be converted at the First Merger Effective Time into the number of shares of New Wildlife Common Stock equal to the product of the number of such Residual Shares and the Stock Election Exchange Ratio.

(g)            The consideration payable pursuant to this Section 5.7 shall be made by New Wildlife within 10 Business Days after the First Merger Effective Time; provided, that to the extent that any payment within such time or on such date would trigger a Tax or penalty under Section 409A, such payment shall be made on the earliest date that payment would not trigger such Tax or penalty. The number of shares of New Wildlife Common Stock to be withheld shall be determined based on the closing price of a share of New Wildlife Common Stock on the Closing Date.

(h)            Prior to the First Merger Effective Time, each of New Wildlife, Parent and the Company shall take all actions reasonably necessary to effectuate the provisions set forth in this Section 5.7; provided, however, that no such action taken shall be required to be irrevocable until immediately prior to the First Merger Effective Time. At or prior to the Arrangement Effective Time, New Wildlife shall take all actions reasonably necessary to reserve for issuance a number of shares of New Wildlife Common Stock necessary to effectuate the provisions set forth in this Section 5.7. At the Arrangement Effective Time, New Wildlife agrees to file a registration statement on Form S-8 (or any successor form) with respect to the New Wildlife Common Stock issuable pursuant to this Section 5.7, in each case that are eligible to be registered on Form S-8, and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the equity awards assumed in accordance with this Agreement remain outstanding. The Company and Parent shall assist New Wildlife in the preparation of such registration statement and provide New Wildlife with all information reasonably requested by New Wildlife for such preparation.

5.8          Treatment of Parent Equity Awards.

The parties acknowledge that the Parent Equity Awards that are outstanding immediately prior to the Arrangement Effective Time shall be exchanged in accordance with the provisions of the Plan of Arrangement. Each of New Wildlife, Parent and the Company shall take all such commercially reasonable steps as may be necessary or desirable to give effect to the foregoing; provided, however, that no such steps taken shall be required to be irrevocable until immediately prior to the Arrangement Effective Time.

5.9          Employee Benefits.

(a)            From and after the First Merger Effective Time or the Arrangement Effective Time, as applicable, New Wildlife shall honor, and shall cause the Surviving Company, Bidco or their applicable Subsidiaries to honor, all Company Plans and Parent Plans and, to the extent applicable, shall assume any Company Plan or Parent Plan that requires or necessitates assumption by its terms by an acquirer or successor; provided, that, subject to the terms of such Company Plans or Parent Plans, nothing herein shall be deemed to require New Wildlife or any of its Affiliates to maintain any such Company Plan or Parent Plan for any particular period of time following the Closing Date, nor shall anything herein be deemed to prohibit New Wildlife or any of its Affiliates from amending or terminating any such Company Plan or Parent Plan in accordance with their terms.

(b)            During the period commencing on the Closing Date and ending on December 31, 2027 (or if earlier, the effective date of a Continuing Employee’s (as defined below) termination of employment with New Wildlife or any Subsidiary of New Wildlife) (such period, the “Continuation Period”), New Wildlife shall provide, or cause to be provided, to each employee of the Company or any of its Subsidiaries as of immediately prior to the First Merger Effective Time (including any such employee who is on disability or other approved leave), and who continues in employment with New Wildlife or any Subsidiary (including the Surviving Company, Bidco or any Subsidiary thereof) immediately following the First Merger Effective Time (each, a “Continuing Employee”) with:

(i)            base salary or hourly wages which are no less than the base salary or hourly wages provided by the Company immediately prior to the Closing;

(ii)            short-term cash opportunities, equity-based compensation opportunities, and benefits that are, in each case, in amounts and on terms that are consistent with those offered to similarly situated employees of Parent immediately prior to the Closing;

(iii)            retirement benefits that are in amounts and on terms that are no less favorable than those offered to Continuing Employees under the relevant Company Plan immediately prior to the Closing; and

(iv)           severance benefits that are in the amounts and on terms that are consistent with those offered to similarly situated employees of Parent immediately prior to the Closing; provided, however, that New Wildlife shall, during the Continuation Period, honor the terms of all Company Plans that provide severance benefits (including, but not limited to, any severance plans, employment agreements or similar arrangements) that are set forth on Section 5.9(b)(iv) of the Company Disclosure Schedule.

(c)            New Wildlife shall, or shall cause its Affiliates to, pay to each Continuing Employee who participated in cash bonus incentive Company Plans with respect to the Company’s fiscal year during which the Closing occurs, a pro-rated amount equal to the cash bonus award (if any) payable to such Continuing Employee under such Company Plans for the period from the beginning of the applicable performance period through the Closing Date (the “Pre-Close Bonus Period”) based on such Continuing Employee’s incentive entitlement and based on the Continuing Employee’s target level of achievement of the applicable performance goals (or comparable level, if no target level is specified). Following the expiration of the Pre-Close Bonus Period, in respect of the remainder of the fiscal year during which the Closing occurs (the “Post-Close Bonus Period”), Continuing Employees shall be eligible to earn pro-rated cash bonus awards in a manner that is consistent with the requirements of Section 5.9(b)(ii) hereof. Bonus amounts in respect of both the Pre-Close Bonus Period (the “Pre-Close Bonus”) and the Post-Close Bonus Period shall be payable at such time as annual bonus amounts would have otherwise been paid to such Continuing Employees in the ordinary course and in all events prior to March 15 of the year following the year in which the Closing Date occurs, with payment contingent on each such Continuing Employee remaining employed by New Wildlife or its Affiliates through the applicable payment date, provided, however, that if a Continuing Employee’s employment is terminated without “cause” (as defined in the applicable Company Plan or Foreign Company Plan providing severance or termination benefits in which such Continuing Employee is a participant (the “Severance Plans”) or, if no such definition exists in such Company Plan or Foreign Company Plan, as defined in the Company’s 2023 Omnibus Incentive Plan) or, if a Continuing Employee is a participant in the Company’s Change in Control Severance Plan (the “CIC Plan”), such Continuing Employee resigns for “good reason” (as defined in the CIC Plan), the Pre-Close Bonus shall be paid to the Continuing Employee within 60 days of the Continuing Employee’s termination of employment, subject to his or her timely execution, delivery and non-revocation of a customary release of claims in favor of New Wildlife, its Subsidiaries and its Affiliates; provided, further, that the amount of such Pre-Close Bonus shall be reduced (including to $0) to avoid any duplication of benefits under the Severance Plans.

(d)            After the Closing, New Wildlife shall, or shall cause its Affiliates to, honor all rights to paid time off, including vacation, personal and sick days, accrued by Continuing Employees prior to the Closing under any Company Plan or Foreign Company Plan (as applicable). Notwithstanding the foregoing, nothing herein shall restrict New Wildlife, Parent, the Surviving Company, Bidco or any of their respective Affiliates from terminating the employment of any Continuing Employee, subject to the terms of such Continuing Employee’s employment agreement and the requirements of applicable Legal Requirements.

(e)            As of the Closing Date, New Wildlife, Parent, the Surviving Company, Bidco or one of their respective Affiliates will provide to each Continuing Employee under each employee benefit plan, program or arrangement established or maintained by New Wildlife or one of its Affiliates in which such Continuing Employees may be eligible to participate after the Closing Date (the “Post-Closing Plans”), credit for purposes of eligibility to participate, benefit accruals, severance benefits, and vesting for full or partial years of service with the Company or any of its Subsidiaries performed at any time prior to the Closing Date to the extent such service was taken into account under the analogous Company Plan or Foreign Company Plan immediately prior to the Closing Date, except as would result in duplication of benefits.

(f)             For purposes of each Post-Closing Plan providing medical, dental, prescription drug and/or vision benefits to any Continuing Employee, New Wildlife shall, or shall cause the Surviving Company, Bidco or one of their respective Subsidiaries to, use commercially reasonable efforts to cause (i) all pre-existing condition exclusions, evidence of insurability requirements, actively-at-work requirements, and waiting periods for such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under the analogous Company Plan or Foreign Company Plan immediately prior to the Closing Date; and (ii) such Continuing Employees to be given credit under such Post-Closing Plans for co-payments made, and deductibles satisfied, prior to the Closing Date in respect of the pre-Closing portion of the year of the Closing. Notwithstanding the foregoing, or anything to the contrary in this Section 5.9, New Wildlife shall permit Continuing Employees to continue to participate in Company Plans providing for health and welfare benefits during the Continuation Period, on terms that are consistent in all material respects with those that were in effect prior to Closing.

(g)            Following the Closing Date, New Wildlife may have in effect one or more defined contribution plans for the benefit of employees in the United States that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (and a related trust exempt from tax under Section 501(a) of the Code) (as applicable, the “New Wildlife 401(k) Plan”). Each Continuing Employee in the United States participating in a Company Plan that is a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (a “Company 401(k) Plan”) immediately prior to the Closing Date shall, following the Closing Date, remain a Company 401(k) Plan participant, and/or become a participant in the New Wildlife 401(k) Plan, and each Continuing Employee who would have become eligible to participate in a Company 401(k) Plan or shall become a participant in the Company 401(k) Plan or the New Wildlife 401(k) Plan no later than such time as he or she would have become eligible to participate in the Company 401(k) Plan. New Wildlife agrees to cause the New Wildlife 401(k) Plan to allow each Continuing Employee to make a “direct rollover” to the New Wildlife 401(k) Plan of the account balances of such Continuing Employee (including promissory notes evidencing any outstanding loans if and to the extent permitted by the terms of the New Wildlife 401(k) Plan) under the Company 401(k) Plan in which such Continuing Employee participated if such direct rollover is elected in accordance with applicable Legal Requirements by such Continuing Employee. The rollovers described herein shall comply with applicable Legal Requirements, and each party shall make all filings and take any actions required of such party under applicable Legal Requirements in connection therewith.

(h)            Nothing contained in this Agreement, express or implied, is intended to (i) be treated as an amendment of any particular Plan, (ii) prevent New Wildlife, Parent, the Surviving Company or any of their Affiliates from amending or terminating any of their benefit plans or, after the First Merger Effective Time, any Plan in accordance with its terms, (iii) prevent New Wildlife, Parent, the Surviving Company or any of their Affiliates from terminating the employment of any Continuing Employee, or (iv) create any third-party beneficiary rights in any employee of the Company or Parent, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment or benefits that may be provided to any Continuing Employee by New Wildlife, Parent, the Surviving Company or any of their Affiliates or under any benefit plan which New Wildlife, Parent, the Surviving Company or any of their Affiliates may maintain.

5.10        Indemnification; Insurance.

(a)            From and after the First Merger Effective Time, New Wildlife shall, and shall cause the Surviving Company and its Subsidiaries to, exculpate, indemnify and hold harmless (and shall also advance or cause the Surviving Company to advance fees, costs and expenses as incurred), to the fullest extent that the Company or applicable Subsidiary of the Company would have been permitted under applicable Legal Requirements, under the Company Governing Documents, or any certificate of incorporation, bylaws or other similar organizational documents of any other Acquired Company (as in effect on the date hereof), and under any indemnification agreements entered into prior to the date hereof with any Acquired Company (collectively, the “Indemnification Documents”), each present and former director or person identified as an officer of any Acquired Company and any other person who is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, manager, member, trustee, fiduciary, employee or agent of another Person (collectively, the “Indemnified Persons”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or Liabilities (including all interest, assessments and other charges paid or payable in connection with or in respect thereof) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, including any amounts paid in settlement, arising out of or related to such Indemnified Persons’ service as a director or officer of any Acquired Company, or services performed by such Persons at the request of any Acquired Company, in each case, at or prior to the First Merger Effective Time, whether asserted or claimed prior to, at or after the First Merger Effective Time, including with respect to the Mergers and the other Contemplated Transactions. New Wildlife and any applicable Affiliates shall promptly reimburse each Indemnified Person for any costs or expenses (including attorneys’ fees) incurred by such Indemnified Person in enforcing the indemnification or other obligations provided in this Section 5.10.

(b)            From the First Merger Effective Time until the sixth anniversary of the First Merger Effective Time, New Wildlife shall, and shall cause the Surviving Company and its Subsidiaries to, cause the certificate of incorporation, bylaws or other similar organizational documents of the Surviving Company and its Subsidiaries to contain provisions with respect to indemnification, exculpation and advancement and reimbursement that are at least as favorable as the indemnification, exculpation and advancement and reimbursement provisions contained in the certificate of incorporation, bylaws or similar organizational documents of the applicable Acquired Company immediately prior to the First Merger Effective Time, and during such period, such provisions and the provisions set forth in the other Indemnification Documents shall not be amended, repealed or otherwise modified in any respect, except as required by Legal Requirement. The indemnification agreements between any Acquired Company and an Indemnified Person shall survive the consummation of the Mergers and the Arrangement, and continue in full force and effect in accordance with their respective terms and New Wildlife shall, and shall cause the Surviving Company and its Subsidiaries to, honor and perform all such agreements.

(c)            From the First Merger Effective Time until the sixth anniversary of the First Merger Effective Time, New Wildlife shall cause the Surviving Company to maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions as directors, officers or employees of an Acquired Company, or other acts or omissions at the request of any Acquired Company occurring prior to the First Merger Effective Time, the current policies of directors’ and officers’, employment practices, fiduciary and professional liability (including malpractice) insurance maintained by an Acquired Company as of the date of this Agreement (the “Existing Insurance Policies”), except that: (i) New Wildlife may substitute for any Existing Insurance Policy a policy or policies substantially equivalent to and in any event not less favorable than the existing policies of the Acquired Companies with a carrier who has an equal or better credit rating; and (ii) New Wildlife will not be required to pay annual premiums for the Existing Insurance Policies (or for any substitute policies) in excess of 300% of the most recent annual premium paid prior to the date of this Agreement for the Existing Insurance Policies (the “Maximum Premium”). If any future annual premiums for the Existing Insurance Policies (or any substitute policies therefor) exceed the Maximum Premium, then New Wildlife may reduce the amount of coverage of such Existing Insurance Policies (or any substitute policies therefor) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium. In lieu of such insurance, prior to the Closing Date, each Acquired Company may, at its option, and New Wildlife shall, on behalf of the Acquired Companies if requested by an Acquired Company, purchase a fully-funded an non-revocable six (6)-year prepaid “tail” directors’ and officers’, employment practices, fiduciary and professional liability (including malpractice) insurance policy for the Acquired Companies, and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practices, fiduciary and professional liability (including malpractice) insurance coverage currently maintained by or for the benefit of the Acquired Companies, such “tail” policy to provide coverage in an amount not less than the coverage under the Existing Insurance Policies and to have other terms not less favorable to the insured persons than those under the Existing Insurance Policies. New Wildlife, the Surviving Company and their respective Subsidiaries shall maintain such policies in full force and effect, and continue to honor the obligations thereunder, and shall take no action to cancel, terminate or modify, or otherwise rescind or make unavailable the benefits of, such policies.

(d)            From and after the First Merger Effective Time, the obligations and Liability of New Wildlife, Parent, the Surviving Company, Bidco and their Subsidiaries under this Section 5.10 shall be joint and several, and Parent shall guarantee and cause the performance by New Wildlife, the Surviving Company, Bidco and their Subsidiaries of all such obligations.

(e)            The obligations under this Section 5.10 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Persons (or any other person who is a beneficiary under any Existing Insurance Policy or the “tail” policy referred to in paragraph (c) above (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under any Existing Insurance Policy or the “tail” policy referred to in paragraph (c)  above (and their heirs and representatives).

(f)            The provisions of this Section 5.10 are intended to be for the benefit of, and will be fully enforceable by each of the Indemnified Persons (and other persons who are beneficiaries under any Existing Insurance Policy or the “tail” policy referred to in paragraph (c) above (and their heirs and representatives)), who are intended third-party beneficiaries of this Section 5.10 from and after the First Merger Effective Time. The rights of the Indemnified Persons (and other persons who are beneficiaries under any Existing Insurance Policy or the “tail” policy referred to in paragraph (c) above (and their heirs and representatives)) under this Section 5.10 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate of incorporation, bylaws or other equivalent organizational documents, any and all agreements of or entered into by the Acquired Companies, or applicable Legal Requirement (whether at law or in equity).

(g)            In the event that New Wildlife, Surviving Company, or any of their Subsidiaries (or any of their respective successors or assigns) shall consolidate, convert or merge with any other person and shall not be the continuing or surviving company or Entity in such consolidation, conversion or merger, or transfers at least fifty percent (50%) of its properties and assets to any other person, then in each case proper provision shall be made so that the continuing or surviving company or Entity (or its successors or assigns, if applicable), or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.10.

(h)            As soon as reasonably practicable following the date hereof, Parent and the Company shall commence mutual discussions between their respective Chief Executive Officers in order to recommend to the Parent Board prior to Closing the senior executive leadership of New Wildlife and its Subsidiaries following the Closing, which individuals shall be approved and/or ratified by the Parent Board and the New Wildlife Board, provided, that the Persons set forth on Section 5.10(h) of the Company Disclosure Schedule shall serve as officers of New Wildlife having the positions set forth next to such Person’s name on such schedule.

5.11        Efforts.

(a)             Subject to the terms and conditions set forth in this Agreement, each of the parties shall, and shall cause their respective Affiliates and Subsidiaries to, use their reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Legal Requirements to consummate and make effective the Contemplated Transactions as promptly as practicable after the date hereof and in any event prior to the End Date, including (i) obtaining all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods, including under antitrust, competition, or foreign investment Legal Requirements, from Governmental Bodies and making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid Legal Proceedings by, any Governmental Body, (ii) obtaining all necessary consents, approvals or waivers from third parties and (iii) defending any Legal Proceedings, lawsuits or other actions, whether judicial or administrative, challenging this Agreement or the consummation of the Contemplated Transactions.

(b)             In furtherance and not in limitation of the foregoing, each of the parties shall, and shall cause their respective Affiliates and Subsidiaries to, (i) as promptly as reasonably practicable (and in any event within fifteen (15) Business Days after the date of this Agreement), file with the Federal Trade Commission and the Antitrust Division of the Department of Justice a Notification and Report Form relating to this Agreement and the Mergers and the other Contemplated Transactions as required by the HSR Act, which shall request early termination of the HSR Act waiting period to the extent available, (ii) as soon as reasonably practicable, and in any event within fifteen (15) Business Days following the date of this Agreement, file comparable notification filings, forms and submissions, or draft notification filings, forms and submissions (if applicable), with any Governmental Body that are required by other applicable antitrust, competition or foreign investment Legal Requirements in connection with the Mergers and the other Contemplated Transactions, (iii) promptly furnish the other party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with such information and reasonable assistance as such other party and its Affiliates and Subsidiaries may reasonably require in connection with their preparation of necessary or advisable filings, notifications, responses, and submissions of information to any Governmental Body, (iv) promptly supply any additional information and documentary material that may be required or requested pursuant to any applicable Legal Requirements or Legal Proceedings by any Governmental Body, including a Request for Additional Information and Documentary Material, and (v) take or cause to be taken all other actions necessary, proper or advisable to obtain all applicable clearances, consents, authorizations, approvals or waivers, cause the expiration or termination of all applicable waiting periods and avoid or resolve any Legal Proceeding with respect to the Mergers and the other Contemplated Transactions under any applicable Legal Requirements as promptly as practicable and in any event so as to allow the Closing to occur prior to the End Date. In addition, each of Parent and the Company shall, and shall cause their Affiliates to, use reasonable best efforts to obtain all consents, approvals, waivers, licenses, permits, franchises, authorizations or Orders (other than in connection with antitrust and competition Legal Requirements, “Consents”) of Persons (other than Governmental Bodies) that are necessary, proper or advisable to consummate the Mergers and the other Contemplated Transactions; provided, that without the prior written consent of Parent, the Company shall not incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain such Consents in each case, that would be material to the business or operations of the Company and its Subsidiaries, taken as a whole.

(c)             In furtherance and not in limitation of the foregoing, Parent shall, and shall cause its Affiliates and Subsidiaries to, take any and all steps necessary to avoid or eliminate each and every impediment that may be asserted by any Governmental Body or any other Person so as to enable the parties to consummate the Contemplated Transactions as promptly as possible and in any event so as to allow the Closing to occur prior to the End Date, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate orders or otherwise, the sale, divestiture, licensing or disposition of any of Parent’s or its Affiliates’ assets, properties or businesses or any of the Acquired Companies’ assets, properties or businesses; (ii) accepting any operational restrictions or otherwise taking or committing to take actions that limit the Parent Entities’ or the Acquired Companies’ freedom of action with respect to, or their ability to retain, any assets, properties, licenses, rights, product lines, operations or businesses; (iii) proposing, negotiating and entering into such other arrangements, including, without limiting the generality of the foregoing, a hold separate arrangement, in each case, as may be necessary or advisable in order to avoid the entry of, the commencement of litigation seeking the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order or other order in any Legal Proceeding, which would have the effect of materially delaying or preventing the consummation of the Contemplated Transactions; and (iv) contesting, defending and appealing through litigation on the merits any claim asserted in court or other Legal Proceeding by any Person (including a Governmental Body) in order to avoid entry of, or to have vacated or terminated, any decree, judgment, injunction or other Order (whether temporary, preliminary or permanent) of a Governmental Body that would prevent the consummation of the Contemplated Transactions (any such action, a “Remedy”). Notwithstanding anything to the contrary in this Agreement, (i) neither the Company nor any of the other Acquired Companies shall be required to become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, divest, license, hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets, operations or business of the Company or any of the Acquired Companies, unless such requirement, condition, understanding, agreement or order is binding on or otherwise applicable to the Company or the Acquired Companies only from and after the Closing and (ii) none of Parent, the Company or their respective Subsidiaries or Affiliates shall be required to take or commit to take any Remedy or other action pursuant to this Section 5.11 that would reasonably be expected to have a Regulatory Material Adverse Effect (a “Burdensome Condition”).

(d)            Without limiting the generality of anything contained in this Section 5.11, each party shall, subject to requirements of any Governmental Body and any applicable Legal Requirement, and subject to all applicable privileges, including the attorney-client privilege: (i) promptly inform the other parties of any communication from any Governmental Body; (ii) consult and cooperate with, and consider in good faith the views of, one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under the HSR Act or the antitrust, competition or foreign investment Legal Requirements of any other Governmental Body, including any proceeding initiated by a private party; (iii) promptly provide the other parties with copies of all written communications to or from any Governmental Body; (iv) use good faith efforts to give the other parties reasonable advance notice of all meetings with any Governmental Body; and (v) not participate independently in any meeting with a Governmental Body without providing reasonable advance notice to the other parties and an opportunity to attend and participate in such meeting. Each of the parties may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other parties as “outside counsel only” such that the materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by outside legal counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the party hereto that provided the materials. Any materials shared under this Section 5.11(d) may be redacted (x) to remove references concerning the valuation of the businesses of the Acquired Companies, or proposals from third parties, (y) as necessary to comply with Contracts and (z) as necessary to address reasonable privilege or confidentiality concerns, and may be provided on an outside counsel only basis. Each of the parties may limit the other parties’ participation in any meeting or discussion with any Governmental Body to outside counsel (or other agreed Representatives) in order to protect competitively sensitive information that may be discussed during the meeting or discussion or to address reasonable privilege or confidentiality concerns.

(e)            Without limiting any of the obligations of Parent under the preceding provisions of this Section 5.11, the Company and Parent shall consult and cooperate with one another with respect to developing the (i) strategy and timing for obtaining all regulatory approvals contemplated by this Section 5.11 and for avoiding any Legal Proceeding, (ii) response to any request from, inquiry by, or investigation by (including the timing, nature and substance of all such responses) any Governmental Body with respect to the Mergers and the other Contemplated Transactions and (iii) strategy for the defense and settlement of any action brought by or before any Governmental Body. The Company and Parent shall not (and shall cause their Affiliates to not), without the prior written consent of the other party, extend or offer or agree to extend any waiting period under the HSR Act or any other Legal Requirement under which a regulatory approval is required hereby, or enter into any agreement with any Governmental Body related to this Agreement or the Mergers or the other Contemplated Transactions. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(f)            Parent shall be solely responsible for all filing fees in connection with any notices, filings and applications required to be made by the parties in order to consummate the Contemplated Transactions, including under the HSR Act.

(g)            During the Pre-Closing Period, except with prior written consent of the Company, Parent shall not, and shall not permit any of its Subsidiaries or Affiliates, to enter into (or agree to enter into), any Contract that, individually or in the aggregate, would reasonably be expected to prevent or impede or delay, in any material respect, the timely consummation of the Contemplated Transactions. Without limiting the generality of the foregoing, except with the prior written consent of the Company, Parent shall not, and shall not permit any of its Subsidiaries or Affiliates to, acquire or agree to acquire, whether by merger, consolidation or otherwise, or by purchasing assets, equity or other securities of any Person (a “Specified Acquisition”), any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to or the consummation of such Specified Acquisition would, individually or in the aggregate, (i) in any material respect, impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders or declarations of any Governmental Body or the expiration or termination of any applicable waiting period necessary for the consummation of the Contemplated Transactions, (ii) increase in any material respect the risk of any Governmental Body entering an Order prohibiting the consummation of the Contemplated Transactions, (iii) increase in any material respect the risk of being unable to oppose, avoid entry of, or to effect the dissolution of, any such Order, or (iv) reasonably be expected to impede, prevent or delay in any material respect the obtaining of any authorization, consent, Order, declaration or approval of any Governmental Body or the expiration or termination of any applicable waiting period necessary to consummate the Contemplated Transactions.

(h)            Subject to the terms and conditions under this Agreement and the Plan of Arrangement, Parent shall cause New Wildlife and its Subsidiaries (including Merger Sub I, Merger Sub II and Bidco) to perform its and their obligations under this Agreement and the Plan of Arrangement and to consummate the Mergers and the Arrangement on the terms and conditions set forth in this Agreement and the Plan of Arrangement.

5.12        Disclosure.

Parent and the Company: (a) have agreed to the text of the joint press release and investor relations presentation announcing the signing of this Agreement and certain other communications to other constituencies including employees, agents and franchisees that will be disclosed in filings with the SEC (or with Canadian Securities Regulators, to the extent required), substantially concurrently with such announcement of the signing; and (b) shall consult with each other before issuing any further press release or otherwise making any public statement with respect to the Mergers or any of the other Contemplated Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing: (i) each of Parent and the Company may, without such consultation or consent, may issue a press release or public statement with respect to the Contemplated Transactions if such release or statement is consistent in tone and substance with previous releases or statements made in compliance with this Section 5.12; (ii) Parent or the Company may, without the prior consent of the other party, issue any press release or make any public statement as may be required by a Legal Requirement or the applicable rules of any stock exchange if the applicable party first notifies and consults with the other party prior to issuing any such press release or making any such public statement; (iii) the Company or Parent, as applicable, need not consult with (or obtain the consent of) Parent or the Company, as applicable, in connection with any press release, public statement or filing to be issued or made with respect to any Acquisition Proposal or any Change in Company Recommendation or Change in Parent Recommendation; in each case, so long as such Change in Company Recommendation or Change in Parent Recommendation (as the case may be) is made in accordance with Section 4.3; and (iv) neither Parent nor the Company need consult with (or obtain the consent of) the other party in connection with any press release, public statement or filing in connection with any Legal Proceeding between Parent and the Company related to this Agreement or any of the Contemplated Transactions.

5.13        Delisting.

(a)            Prior to the Closing, each of Parent and the Company shall cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Legal Requirements to enable:

(i)            the de-listing by the Surviving Company of the Company Common Stock from NYSE and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Closing;

(ii)            the de-listing by Parent of the Parent Common Shares from the Parent Stock Exchange, the deregistration of the Parent Common Shares under the Exchange Act and Parent to cease to be a reporting issuer under Canadian Securities Laws as promptly as practicable after the Closing.

(b)            Such delisting, deregistration and ceasing to be a reporting issuer, as applicable shall, in each case, be effected only after the shares of New Wildlife to be issued in the Arrangement and the Mergers have been approved for listing and are listed for trading on the applicable stock exchange.

5.14        New Wildlife Stock Listing.

(a)            Prior to the Closing, Parent and Company shall cause new New Wildlife and its Representatives to (i) prepare and cause to be filed with Nasdaq an application for listing of the New Wildlife Common Stock to be issued in connection with the Arrangement and the First Merger (the “Listing”), and (ii) use reasonable best efforts to have such Listing approved as promptly as practicable following submission such that the New Wildlife Common Stock will be listed and authorized for trading immediately following the First Merger Effective Time. Each of Parent and the Company shall cooperate with New Wildlife in connection with the Listing, including by providing such information as may be reasonably required in connection therewith. Prior to filing the listing application (or any amendment or supplement thereto) or responding to any comments of Nasdaq, New Wildlife shall provide Parent and the Company with a reasonable opportunity to review and comment on such documents or responses and shall give good faith consideration to all reasonable additions, deletions or changes suggested by Parent or the Company or their respective counsel.

(b)            The parties shall cause (i) the name of New Wildlife to be changed to “Real REMAX Group” as of the Closing and (ii) the Nasdaq ticker symbol of New Wildlife to be “REAX” as of the Closing.

5.15        Section 16 Matters.

Assuming that each of Parent and the Company delivers to New Wildlife the applicable Section 16 Information (as hereinafter defined) in a timely fashion prior to the Closing, then, prior to the Closing, Parent, the Company and New Wildlife shall take all steps that may be required to cause any dispositions of Company Common Stock or Parent Common Shares (including, in each case, derivative securities with respect thereto) and any acquisitions of New Wildlife Common Stock (including derivative securities with respect thereto) resulting from the Arrangement, the Mergers and the other Contemplated Transactions by each individual who is, or will become as a result of the Contemplated Transactions, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to New Wildlife to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Legal Requirements. “Section 16 Information” shall mean information accurate in all material respects regarding Covered Insiders, the number of shares of Company Common Stock and derivative securities with respect to Company Common Stock, and the number of Parent Common Shares and derivative securities with respect thereto held by each such Covered Insider and expected to be exchanged for shares of New Wildlife Common Stock pursuant to the transaction contemplated by this Agreement and any other information that may be required under applicable interpretations of the SEC under Rule 16b-3. “Covered Insiders” shall mean those officers and directors of New Wildlife (or who will become officers or directors of New Wildlife as of or following the Closing) who are, or will be, subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

5.16        Stockholder Litigation.

Each party hereto shall provide the other parties hereto prompt notice of any litigation or claim brought by any stockholder/shareholder of that party (or any Subsidiary thereof) against such party, any of its Subsidiaries and/or any of their respective directors or officers relating to the Mergers, this Agreement, the Plan of Arrangement or any of the other Contemplated Transactions. Each party hereto shall give the other parties hereto the opportunity to participate (but not control) (at such other party’s expense) in the defense or settlement of any such litigation or claim, and no such settlement shall be agreed to without the other’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 5.16 and, either Section 4.2 or Section 5.11, the provisions of this Section 5.16 shall control.

5.17        Takeover Statutes and Rights.

If any Takeover Statute is or becomes applicable to this Agreement, the Plan of Arrangement, the Mergers, the Arrangement or any of the other Contemplated Transactions, each of Parent and the Company and their respective boards of directors shall use their reasonable best efforts to grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on this Agreement, the Plan of Arrangement, the Mergers, the Arrangement and the other Contemplated Transactions.

5.18        Tax Matters.

(a)            The Company shall use reasonable best efforts to deliver to Company Tax Counsel and Parent Tax Counsel an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Registration Statement), signed by an officer of the Company, containing customary representations of the Company as shall be reasonably necessary or appropriate to (A) enable Company Tax Counsel to render the opinion described in Section 6.3(e) on the Closing Date (and, if required, as of the effective date of the Registration Statement, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act) and (B) enable Parent Tax Counsel to render the opinion described in Section 6.2(e) on the Closing Date (and, if required, as of the effective date of the Registration Statement, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act).

(b)            Parent shall use reasonable best efforts to (A) deliver to Company Tax Counsel an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Registration Statement), signed by an officer of Parent, containing customary representations of Parent as shall be reasonably necessary or appropriate to (A) enable Company Tax Counsel to render the opinion described in Section 6.3(e) on the Closing date (and, if required, as of the effective date of the Registration Statement, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act) and (B) enable Parent Tax Counsel to render the opinion described in Section 6.2(e) on the Closing Date (and, if required, as of the effective date of the Registration Statement, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act).

(c)             Bidco shall make a “check-the-box” election under Treasury Regulations Section 301.7701-3 to be treated as a disregarded entity for U.S. federal income tax purposes, and shall have taken no action inconsistent therewith.

(d)            The Company and Parent agree to use their reasonable best efforts to cause (1) the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (2) the Mergers, taken together, the Exchange and the Rhino Merger to together qualify as a transaction described in Section 351 of the Code. Each of the parties to this Agreement shall treat the Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code, and no party shall take any position for Tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

5.19        Certain New Wildlife Obligations.

Until the First Merger Effective Time, New Wildlife shall at all times be the direct owner of all of the issued and outstanding shares of capital stock or other ownership interests (as applicable) of each of Merger Sub I, Merger Sub II and Bidco (except, with respect to Bidco, after the Arrangement Effective Time, as contemplated by the Arrangement). Promptly following the execution of this Agreement, New Wildlife shall, and Parent shall cause New Wildlife to, execute and deliver written consents as sole equityholder of each of Merger Sub I and Merger Sub II and Bidco adopting or approving, as applicable, this Agreement in accordance with the DGCL, the DLLCA or the BCBCA, as applicable, and provide a copy of such written consent to the Company and Parent, and thereafter neither New Wildlife nor any of its Subsidiaries shall amend, modify or withdraw such consent (collectively, the “New Wildlife Consents”).

5.20        Notice of Certain Events.

The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such party from any Governmental Body or from any other Person alleging that the consent of such Person is or may be required in connection with the Mergers, the Arrangement or the other Contemplated Transactions, if the failure of such party to obtain such consent could be material to the Company, the Surviving Company or Parent, (ii) of any Legal Proceeding commenced or, to any party’s knowledge, threatened in writing against, such party in connection with the Mergers, the Arrangement or any other Contemplated Transaction or (iii) upon becoming aware of any event, fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to result in any of the conditions to the obligations of the Company or the Parent set forth in Section 6 not being satisfied at the Closing; provided, however, that the delivery of any notice pursuant to this Section 5.20 shall not cure any breach of any representation or warranty requiring disclosure of such matter in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, or otherwise limit or affect the remedies available hereunder to any party. The failure to deliver any such notice shall not affect any of the conditions set forth in Section 6 or give rise to any right to terminate under Section 7.

5.21        Registration Rights.

At the Closing, New Wildlife and each stockholder of the Company set forth in Section 5.21 of the Company Disclosure Schedule shall enter into a Registration Rights Agreement substantially in the form attached hereto as Exhibit E.

5.22        Financing.

(a)            Parent shall use reasonable best efforts, and shall cause each of its Subsidiaries (including New Wildlife) to use reasonable best efforts, to take, or cause to be taken, all appropriate actions, and do, or cause to be done, all things necessary, proper or advisable to obtain funds sufficient to fund, together with all other available sources of funding to Parent and New Wildlife, the Financing Amounts on or prior to the date on which the Mergers are required to be consummated pursuant to the terms hereof. In furtherance and not in limitation of the foregoing, Parent shall use reasonable best efforts, and shall cause each of its Subsidiaries (including New Wildlife) to use reasonable best efforts, to take, or cause to be taken, all appropriate actions and do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the proceeds of the Financing on the terms and subject only to the conditions (including any “flex” provisions set forth in the Redacted Fee Letter) described in the Debt Commitment Letter on a timely basis but in any event prior to the date on which the Mergers are required to be consummated pursuant to the terms hereof, including by (i) subject to Section 5.22(d), maintaining in effect and complying with the Debt Commitment Letter, (ii) negotiating and entering into definitive agreements with respect to the Financing (the “Definitive Agreements”) on the terms and subject only to conditions contained in the Debt Commitment Letter (including, as necessary, any “flex” provisions set forth in the Redacted Fee Letter) and without any Prohibited Modification, (iii) satisfying on a timely basis all conditions in the Debt Commitment Letter and the Definitive Agreements that are within the control of Parent and New Wildlife and complying with its obligations thereunder (or, if deemed necessary or advisable by Parent or New Wildlife, seek the waiver of conditions applicable to New Wildlife contained in such Debt Commitment Letter or such Definitive Agreements), (iv) subject to Section 5.22(d), consummating the Financing at or prior to the Closing Date, (v) [reserved], (vi) accepting (and complying with) to the fullest extent any and all “flex” provisions contemplated by the Debt Commitment Letter and the Financing to the extent that such “flex” provisions are exercised in accordance with the terms thereof, and (vii) complying with its covenants and other obligations under the Debt Commitment Letter and the Definitive Agreements. Subject to Section 5.22(d), Parent and New Wildlife shall not, and Parent and New Wildlife shall not permit any of their respective controlled Affiliates to, (x) breach any provision in the Debt Commitment Letter and/or the Definitive Agreements that would result in a failure of any condition to funding on the Closing Date contained in the Debt Commitment Letter and/or the Definitive Agreements to be satisfied or (y) take any action that would directly result in the termination of the Debt Commitment Letter.

(b)            Neither Parent nor any of its Subsidiaries (including New Wildlife) shall, without the prior written consent of the Company: (i) permit, consent to or agree to any amendment, replacement, supplement or modification to, or any waiver of, any provision or remedy under, the Debt Commitment Letter (it being understood that the exercise of any “flex” provisions contained in the Redacted Fee Letter shall not be deemed an amendment, replacement, supplement, modification or waiver) if such amendment, replacement, supplement, modification or waiver could be reasonably likely to (A) add new (or adversely modify any existing) conditions to the availability or consummation of all or any portion of the Financing, (B) reduce (or could have the effect of reducing) the aggregate principal amount of any portion of the Financing (including by increasing the amount of fees to be paid or original issue discount) to an amount less than, together with all other available sources of funding to Parent and New Wildlife, the Financing Amounts, (C) subject to Section 5.22(d), adversely affect the ability of Parent and New Wildlife to enforce their respective rights against other parties to the Debt Commitment Letter or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, or (D) expand, amend or modify any provision of the Debt Commitment Letter in a manner that could otherwise reasonably be expected to prevent, impede or delay the consummation of the Mergers and the Contemplated Transactions (the effects described in clauses (A) through (D), collectively, the “Prohibited Modifications”); or (ii) subject to Section 5.22(d), terminate the Debt Commitment Letter or any Definitive Agreement. Parent shall reasonably promptly (and in any event, within three (3) Business Days) deliver to the Company true and complete copies of any such amendment, replacement, supplement, termination, modification, consent or waiver to or under the Debt Commitment Letter or any Definitive Agreement reasonably promptly upon the execution thereof.

(c)            In the event that any portion of the Financing becomes unavailable, regardless of the reason therefor, Parent shall (i) reasonably promptly (and in any event, within three (3) Business Days) notify the Company in writing of such unavailability and the reason therefor and (ii) use reasonable best efforts, and cause each of its Subsidiaries (including New Wildlife) to use their reasonable best efforts, to arrange and obtain, as reasonably promptly as practicable following the occurrence of such event, alternative financing from the same or alternative sources (the “Alternative Financing”) in an amount sufficient, when taken together with the available portion of the Financing and all other available sources of funding to Parent and New Wildlife to pay the Financing Amounts and which does not include any Prohibited Modifications or conditions to the consummation of such Alternative Financing that are more onerous to Parent and New Wildlife than the conditions set forth in the Debt Commitment Letter as of the date of this Agreement (for the avoidance of doubt, any Alternative Financing in the form of equity shall be subject to the prior written consent of the Company in all respects (which may be granted or withheld in the Company’s sole and absolute discretion). Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Financing, including any Alternative Financing. Parent shall promptly (and in any event, within three (3) Business Days) deliver to the Company true and complete copies of all contracts or agreements (including any Redacted Fee Letter related thereto) pursuant to which any such alternative source shall have committed to provide any portion of the Financing after execution and delivery thereof.

(d)            Notwithstanding anything contained herein to the contrary, it is understood and agreed that Parent or New Wildlife may elect, by providing written notice to the Company in accordance with the definition of Alternative Debt Financing Event (such election, an “Alternative Debt Financing Election”), to replace or supplement all or any portion of the Debt Commitment Letter and the Financing with alternative debt financing commitments (“Alternative Debt Commitments”) from other financing sources that provide financing for purposes of financing the Contemplated Transactions, so long as: (1) any commitments of the Debt Financing Sources under the Debt Commitment Letter delivered on or before the date hereof are only terminated or reduced simultaneously with, or following, the entry into such Alternative Debt Commitments and the commitments under such Alternative Debt Commitments are equal to or greater than the corresponding amount of commitments terminated or reduced under the Debt Commitment Letter delivered with the signing of this Agreement and (2) the replacement or supplement with the Alternative Debt Commitments (A) would not reasonably be expected (x) to adversely affect the ability of New Wildlife to timely consummate the Contemplated Transactions or (y) to delay the consummation of the Contemplated Transactions beyond the date on which Closing would otherwise be required to occur hereunder, (B) does not include any Prohibited Modifications or otherwise amend, supplement, modify or waive the conditions to the Financing in a manner adverse to the Company, in each case, without the prior written consent of the Company, and (C) would not reasonably be expected to delay the Closing or make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing less likely to occur. Parent shall promptly (and in any event, within three (3) Business Days) deliver correct and complete copies of all contracts or agreements (including any Redacted Fee Letter related thereto) with respect to the Alternative Debt Commitments to the Company after execution and delivery thereof, together with correct and complete copies of any Redacted Fee Letter relating thereto. Notwithstanding anything herein to the contrary, (1) Parent and New Wildlife will use reasonable best efforts, and cause each of their respective Subsidiaries to use their respective reasonable best efforts, not to materially increase the burden of cooperation imposed on the Company and its Subsidiaries from additional requests for information and documents made by the sources of such Alternative Debt Commitments as compared to the information and document requests of the type made by (or on behalf of) the Debt Financing Sources in respect of the Debt Commitment Letter delivered on the date hereof, and (2) in no event shall the satisfaction of any cooperation covenants with respect to the Alternative Debt Commitments by the Company, its subsidiaries or any of their respective Affiliates be a condition to any of Parent’s or New Wildlife’s obligations under this Agreement to the extent any requests in connection therewith are not requested by Parent or New Wildlife in writing at least three (3) Business Days prior to the Closing Date.

(e)            Parent shall provide the Company with reasonably prompt written notice (and, in any event, within three (3) Business Days) (i) of any actual or threatened (in writing) material breach, default (or any event that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default), cancellation, termination or repudiation by any party to the Debt Commitment Letter or any Definitive Agreement and a copy of any written notice or other written communication from any Debt Financing Source or other financing source with respect to any actual or threatened breach, default, cancellation, termination or repudiation by any party to the Debt Commitment Letter or any Definitive Agreement of any provision thereof, (ii) of the occurrence of an event or development that could reasonably be expected to have an adverse impact on the ability of Parent or New Wildlife to obtain all or any portion of the Financing contemplated by the Debt Commitment Letter in an amount sufficient, when taken together with all other available sources of funding to Parent and New Wildlife, to pay the Financing Amounts, (iii) of the receipt by Parent or New Wildlife of any notice or other communication from any Person with respect to any material dispute or disagreement between or among parties to the Debt Commitment Letter or the Definitive Agreements with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Closing (but excluding ordinary course negotiations), and (iv) if for any reason Parent believes in good faith that (x) there is (or there is likely to be) a material dispute or disagreement between or among parties to the Debt Commitment Letter or the definitive documents related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Closing (but excluding ordinary course negotiations) or (y) there is a reasonable likelihood that the Financing will not be available for any reason on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or any Definitive Agreements, in each case, in an amount sufficient, when taken together with the available portion of the Financing and all other available sources of funding to Parent and New Wildlife, to pay the Financing Amounts. As soon as reasonably practicable, Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence.

(f)             Notwithstanding the foregoing or anything else in this Agreement to the contrary, compliance by Parent with this Section 5.22 shall not relieve Parent of its obligations to consummate the Contemplated Transactions whether or not the Financing or any Alternative Financing is available. Parent acknowledges and agrees that the receipt or availability of any debt, equity or other financing to it or New Wildlife is not a condition to the consummation of the Contemplated Transactions, and that if no such financing is obtained, Parent and New Wildlife will continue to be obligated, subject only to the satisfaction or waiver of the conditions set forth in Section 6, to consummate the Contemplated Transactions.

(g)             To the extent Parent or New Wildlife obtains Alternative Financing, makes an Alternative Debt Financing Election pursuant to an Alternative Debt Financing Event or amends, replaces, supplements, terminates, modifies or waives any of the Financing, in each case pursuant to this Section 5.22 and without any Prohibited Modification, references to the “Financing,” “Debt Financing Sources,” and “Debt Commitment Letter,” “Definitive Agreements” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing or Alternative Debt Commitments, the commitments thereunder and the agreements with respect thereto or the Financing as so amended, restated, replaced, supplemented, terminated, modified or waived (other than with respect to representations in this Agreement made by Parent that are made solely as of the date hereof), respectively.

5.23        Financing Cooperation.

(a)             Prior to Closing, the Company shall use its reasonable best efforts, and shall cause its Subsidiaries to use reasonable best efforts, and each of them shall use their reasonable best efforts to cause their respective Representatives to use their reasonable best efforts, to provide customary cooperation, to the extent reasonably requested by Parent or New Wildlife, necessary for the arrangement of the Financing, or the financing contemplated by the Alternative Debt Commitments or any other financing arrangements (including any equity or equity-linked financing consummated in accordance with Section 4.2(d)(ii)), and, in such instance, the term “Financing” hereunder shall include such alternative financings, in each case, subject to Parent’s and New Wildlife’s Reimbursement Obligations. Such assistance shall include, without limitation:

(i)            participating (and causing senior management and Representatives of the Company to participate) in a reasonable number of meetings, presentations, road shows and due diligence sessions and other customary syndication activities in respect of the Financing;

(ii)            furnishing Parent, New Wildlife and the Debt Financing Sources, as promptly as practicable (A)(X)(I) in the case of any audited financial statements of RE/MAX Holdings, Inc., a Delaware corporation, as promptly as reasonably practicable but in no event more than seventy-five (75) days after the end of the relevant fiscal year and (II) in the case of any unaudited quarterly financial statements, as promptly as reasonably practicable but in no event more than forty (40) days after the end of the relevant fiscal quarter, and (Y) all Required Financial Information (which shall be Compliant as of the Closing) (provided, that the filing of the required financial statements on Form 10-K, Form 10-Q, Form 6-K or Form 8-K by the Company will be deemed to satisfy the applicable requirements of the foregoing clauses (X) or (Y), as applicable, so long as a subsequent Form 8-K, Item 4.02 has not been filed with respect to the financial statements included therein), (B) all financial statements, schedules, financial data, audit reports and other information regarding the Company and its Subsidiaries that are reasonably requested by Parent or New Wildlife to the extent that such information is of the type that would be required by Regulation S-K or Regulation S-X under the Securities Act for a registered underwritten offering, Rule 144A offering or private placement of debt securities contemplated to be issued in lieu of any facility under the Financing and (C) such other pertinent information regarding the Company and its Subsidiaries (including information regarding the business, operations and financial projections thereof) as may be reasonably requested by Parent or New Wildlife and customarily required to assist in the preparation of bank information memoranda, lenders’ presentations, offering memoranda, prospectuses, prospectus supplements, and other customary marketing materials relevant to the Financing, including a customary confidential information memorandum or other customary information documents used in the Financing; provided, that nothing in clause (ii)(B) or (ii)(C) shall require the provision of any Excluded Information;

(iii)           using reasonable best efforts to cause the independent auditors of the Company to assist and cooperate with Parent and New Wildlife in connection with the Financing, including by (A) obtaining any required consent of such auditors for use of their audit reports in any offering materials relating to any such Financing, and the provision of customary “comfort” letters (including “negative assurance” and change period comfort) with respect to financial information relating to the Company and its Subsidiaries and (B) attending accounting due diligence sessions;

(iv)           using reasonable best efforts to cause senior management of the Company, with appropriate seniority and expertise, to assist in preparation of, and to participate in, a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and buyers of, the Financing), presentations, road shows, sessions with rating agencies, due diligence sessions, drafting sessions and sessions between senior management and the Debt Financing Sources in connection with the Financing, in each case at reasonable times and with reasonable advance notice, and in each case which shall be virtual unless otherwise agreed to by the Company;

(v)           furnishing Parent, New Wildlife and the Debt Financing Sources, promptly and, in any event, at least four (4) Business Days prior to Closing, with all documentation and other information about the Company and its Subsidiaries as is reasonably requested by Parent or New Wildlife at least nine (9) Business Days prior to Closing, in accordance with the requirements of the Debt Financing Sources, relating to applicable “know your customer” and AML Laws;

(vi)           (A) assisting in the preparation, execution and delivery of the Definitive Agreements, including any credit agreement, guarantee and collateral documents, pledge and security documents, customary closing certificates and documents and back-up therefor and for legal opinions in connection with the Financing (including executing and delivering a solvency certificate from the chief financial officer or treasurer (or other comparable officer) of the Company (in the form attached as Annex I to Exhibit B to the Debt Commitment Letter)) and other customary documents as may reasonably be requested by Parent or the Debt Financing Sources and (B) facilitating the pledging of, granting of security interests in and liens on collateral in connection with the Financing;

(vii)         (A) using reasonable best efforts to provide assistance with the preparation of materials for, as applicable, rating agency presentations, offering memoranda, prospectuses or prospectus supplements, bank information memoranda, syndication memoranda, lender presentations and other customary marketing materials required in connection with the Financing, (B) using reasonable best efforts to provide reasonable cooperation with the due diligence efforts of the Debt Financing Sources to the extent reasonable and customary (and, to the extent applicable, subject to the limitations contained in this Agreement) and (C) providing customary authorization letters with respect to the Company authorizing the distribution of information to prospective lenders and investors (including, to the extent applicable, customary 10b-5 and material non-public information representations) and customary certificates;

(viii)        filing a Current Report on Form 8-K, if, in connection with the marketing efforts contemplated by any Debt Financing Sources in connection with the Financing, Parent or New Wildlife reasonably requests the Company to furnish or file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Company and its Subsidiaries or their respective securities, which information is necessary or desirable (as reasonably agreed by Parent and the Company) to include in customary offering documents or marketing materials for any Financing; and

(ix)          facilitating the taking, no earlier than the Closing, of customary corporate, limited liability company, partnership or other similar actions reasonably requested by Parent to permit the consummation of the Financing (provided that no such action shall be required of persons who are officers or directors of the Company or its Subsidiaries or any of their respective Affiliates prior to the First Merger Effective Time who will not be continuing in such capacities thereafter).

(b)            The foregoing notwithstanding, none of the Company nor any of its Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 5.23, including with respect to any Encumbrance on any assets of the Company or its Subsidiaries in connection with the Financing, that would: (i) require the Company or its Subsidiaries or any of their respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement that would be effective prior to the Closing Date or that is not contingent upon the Closing (except (I) the authorization letters set forth in clause (a)(vii)(C) above, (II) the “know-your-customer” and anti-money laundering documents contemplated by clause (a)(v) above and (III) to approve regulatory filings relating to the Company or its Subsidiaries in connection with the Financing (clauses (I) through (III), collectively, the “Pre-Closing Financing Deliverables”) (for the avoidance of doubt, any persons who are officers or directors of the Company or its Subsidiaries or any of their respective Affiliates prior to the First Merger Effective Time who will not be continuing in such capacities thereafter shall not be required to pass any resolutions or consents to approve or authorize the execution of the Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement in connection with the Financing other than the Pre-Closing Financing Deliverables), (ii) cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (iii) require the Company or any of its Subsidiaries to pay any commitment or other similar fee, (iv) reasonably be expected to cause any director, officer, employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (v) reasonably be expected, in the reasonable judgment of the Company, to conflict with the Company Governing Documents, any Legal Requirements or any Material Contract or obligations of confidentiality (not created in contemplation hereof) binding on the Company or any of its Subsidiaries, (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Material Contract to which the Company or any of its Subsidiaries is a party (other than any Material Contract entered into in contemplation hereof), (vii) provide access to or disclose information that the Company or any of its Subsidiaries determines in good faith would jeopardize any attorney-client privilege or other applicable privilege or protection of the Company or any of its Subsidiaries, (viii) require the delivery of any opinion of counsel, (ix) require the Company to prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice (other than, for the avoidance of doubt, the Required Financial Information), (x) require the preparation or delivery of any Excluded Information (other than, for the avoidance of doubt, as contemplated by this Section 5.23(b)), (xi) unreasonably interfere with the conduct of the ongoing business of the Company, (xii) create a risk of damage or destruction to any property or assets of the Company, (xiii) cause any condition to the Closing set forth herein to not be satisfied or otherwise cause any breach of this Agreement or (xiv) require the change of any fiscal period of the Company or any of its Subsidiaries. Nothing contained in this Section 5.23 or otherwise shall require the Company or any of its Affiliates, prior to the Closing, to be an issuer or other obligor with respect to the Financing. Parent shall, promptly on request by the Company, reimburse the Company or any of its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) incurred by them or their respective Representatives in connection with such cooperation and shall reimburse, indemnify and hold harmless the Company and its Affiliates and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing, any action taken by them pursuant to this Section 5.23 or otherwise at the request of Parent, New Wildlife or their respective Representatives in connection with the Financing and any information used in connection therewith, except to the extent that any of the foregoing is determined by a final, non-appealable judgment of a court of competent jurisdiction to have arisen from the (x) bad faith, gross negligence or willful misconduct of the Company or any of its representatives or (y) financial statements, financial information or other materials prepared prior to the date hereof or, after the date hereof, that the Company would have prepared in the ordinary course of business (such reimbursement, indemnification, and hold harmless obligations described in this sentence, the “Parent Reimbursement Obligations”).

(c)            The parties acknowledge and agree that the provisions contained in this Section 5.23 represent the sole obligation of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent or New Wildlife with respect to the Contemplated Transactions and the transactions contemplated by the Debt Commitment Letter, and no other provision of this Agreement (including the annexes, exhibits and schedules hereto) or the Debt Commitment Letter shall be deemed to expand or modify such obligations. Notwithstanding anything to the contrary in this Agreement, a breach of the obligations of the Company or its Subsidiaries under Section 5.23(a) may not be asserted by Parent, New Wildlife or any of their respective Affiliates or Representatives as the basis for (x) the conditions set forth in Section 6.2(a) or Section 6.2(b) not being satisfied; or (y) the termination of this Agreement pursuant to Section 7.1(g), if the Financing has been funded or is reasonably expected to be funded if the date of such assertion was the Closing Date.

(d)            Parent and New Wildlife shall ensure that all nonpublic or otherwise confidential information regarding the Company or any of its Affiliates obtained by Parent, New Wildlife or their respective Representatives pursuant to this Section 5.23 shall be kept confidential and used only in accordance with and otherwise treated as provided in the Confidentiality Agreement and the Clean Team Agreement.

(e)            The Company shall, and shall cause its Affiliates to, supplement to Required Financial Information on a reasonably current basis to the extent that any such Required Financial Information, to the Knowledge of the Company, is not Compliant.

5.24        Termination of Indebtedness.

(a)            The Company shall, with respect to the Company Credit Agreement, use its reasonable best efforts to obtain executed copies of a customary payoff letter (the “Payoff Letter”) and at least three (3) Business Days prior to the Closing Date, a draft of the Payoff Letter. The Payoff Letter shall (A) provide for the payment and/or cancellation in full of the total amount of indebtedness due to such agent, lender and/or creditor as of the Closing (including accrued interest and any termination fees, prepayment fees, breakage costs, premiums, make-whole payments or penalties or other amounts due as a result of the consummation of the Contemplated Transactions) and any commitments thereunder, and (B) provide that all guarantee obligations and liens related to such indebtedness, automatically upon the payment of the amount set forth in the Payoff Letter at or prior to the Closing, be released, discharged and terminated, and (C) be in customary form and substance.

(b)            Contemporaneously with the Closing, Parent and New Wildlife shall pay (or cause to be paid) to lenders under the Company Credit Agreement, the amount specified in the Payoff Letter with respect thereto (including after giving effect to any per diem amount specified therein, to the extent applicable) in cash in immediately available funds to the bank account(s) specified therein to discharge all obligations of the Company and its Subsidiaries outstanding under the Company Credit Agreement and to terminate the commitments thereunder.

5.25        Resignation of Directors.

The Company shall use reasonable best efforts to obtain and deliver to Parent prior to the Closing Date (to be effective as of the First Merger Effective Time) the resignation of each director of the Company (in each case, in their capacities as directors, and not employees).

5.26        Rhino Merger; TRA Termination Agreement.

The Company shall not amend, modify, waive or terminate, or take any action that has the effect of amending, modifying, waiving or terminating, or otherwise adversely affecting the Company’s rights under, or grant any consent under (including any consent to any assignment or transfer under), any provision of the Rhino Merger Agreement or the TRA Termination Agreement, in each case, without the prior written consent of Parent; provided, however, that the Company may, without Parent’s prior written consent, make in good faith amendments, modifications or waivers that are not adverse to Parent and do not affect the economic terms or other material terms of the Rhino Merger Agreement or the TRA Termination Agreement, as applicable. The Company shall perform all of its obligations under the Rhino Merger Agreement and the TRA Termination Agreement in all material respects and shall enforce all of its rights under each such agreement in accordance with its terms in all material respects. If any party to the Rhino Merger Agreement or the TRA Termination Agreement breaches any provision of such agreement, the Company shall promptly use its reasonable best efforts to seek specific performance of the terms of such agreement. Without the prior written consent of Parent, the Company shall not make a determination that any of the closing conditions set forth in Section 6.1(a) or Section 6.1(d) of the Rhino Merger Agreement have not been satisfied unless the failure of such condition would have a Material Adverse Effect of the Company if the Rhino Merger were consummated.

5.27        Matters relating to New Wildlife

Immediately prior to the Arrangement Effective Time, the shares of New Wildlife Common Stock held by Parent shall be cancelled for no consideration.

5.28        Matters relating to Bidco

New Wildlife and Bidco agree that Bidco (and any successor company) shall not be liquidated or dissolved until at least one year following the Closing Date.

5.29        U.S. Securities Law Matters relating to the Arrangement

The parties agree that the Arrangement will be carried out with the intention that, and will use their commercially reasonable efforts to ensure that, all shares of Bidco issued pursuant to the Arrangement will be issued by Bidco in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereunder and pursuant to exemptions from applicable state securities laws. In order to ensure the availability of the exemption under Section 3(a)(10) of the Securities Act and to facilitate Bidco’s compliance with other securities laws, the parties agree that the Arrangement will be carried out on the following basis:

(a)            the Court will be asked to approve the procedural and substantive fairness of the Arrangement;

(b)            pursuant to Section 5.4, the Arrangement Court will be advised of the intention of the parties to rely upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof with respect to the issuance of the shares of Bidco prior to the hearing required to approve the procedural and substantive fairness of the Arrangement to the shareholders of Parent to whom the shares of Bidco will be issued;

(c)            the Arrangement Court will be advised prior to the hearing to approve the Interim Order that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the Arrangement to all shareholders of Parent who are entitled to receive shares of Bidco pursuant to the Arrangement;

(d)            Parent will ensure that each Person entitled to receive the shares of Bidco pursuant to the Arrangement will be given adequate notice, in a timely manner, advising them of their right to attend the hearing of the Arrangement Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)            each Person entitled to receive the shares of Bidco will be advised that the shares of Bidco issued pursuant to the Arrangement have not been and will not be registered under the Securities Act and will be issued by Bidco in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof, and that certain restrictions on resale under securities laws may be applicable with respect to such securities;

(f)             the Interim Order will specify that each Person entitled to receive shares of Bidco pursuant to the Plan of Arrangement will have the right to appear before the Court at the hearing of the Court to give approval to the Arrangement so long as they enter an appearance within a reasonable time;

(g)            the Arrangement Court will hold a hearing approving the fairness of the Arrangement before issuing the Final Order; and

(h)            the Final Order will expressly state that the Arrangement serves as the basis of a claim to the exemption under Section 3(a)(10) of the Securities Act from the registration requirements otherwise imposed by the Securities Act regarding the issuance and exchange of securities pursuant to the Plan of Arrangement and is approved by the Court as being substantively and procedurally fair to the shareholders of Parent.

Section 6.              Conditions Precedent to Consummation of the Arrangement and the Mergers

6.1          Conditions to Obligations of Each Party.

The obligations of New Wildlife, Parent, Merger Sub I, Merger Sub II, Bidco and the Company to effect the Arrangement and the Mergers and otherwise consummate the Contemplated Transactions are subject to the satisfaction (or waiver by written agreement of Parent and the Company), at or prior to the Closing, of each of the following conditions:

(a)            The Registration Statement shall have been declared effective by the SEC and shall not be the subject of any stop order or pending proceeding by the SEC seeking a stop order.

(b)            The New Wildlife Common Stock to be issued in the Arrangement and the Mergers shall have been approved for listing (subject to official notice of issuance) on the Nasdaq.

(c)            The Company shall have obtained the Required Company Stockholder Vote.

(d)            Parent shall have obtained the Required Parent Shareholder Vote.

(e)            (i) The waiting period applicable to the Mergers pursuant to the HSR Act (and any extension thereof including any agreement with any Governmental Body to delay the Closing entered into in connection therewith) shall have expired or otherwise been terminated and (ii) any applicable waiting periods (and extensions thereof), consents or approvals required under any applicable Legal Requirement as set forth on Section 6.1(e) of the Company Disclosure Schedule or Section 6.1(e) of the Parent Disclosure Schedule shall have expired, been terminated or obtained, as the case may be, in each case, without the imposition of a Burdensome Condition.

(f)             No Order issued by any Governmental Body or applicable Legal Requirements (collectively, “Restraints”), in either case, in the United States, Canada or any jurisdiction set forth in Section 6.1(e) of the Company Disclosure Schedule or Section 6.1(e) of the Parent Disclosure Schedule (the “Applicable Jurisdictions”), shall be in effect imposing a Burdensome Condition or enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Mergers or the Arrangement.

(g)            Each of the Interim Order and the Final Order shall have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to either Parent or the Company, each acting reasonably, on appeal or otherwise.

(h)            The consummation of the Rhino Merger shall have occurred.

(i)            The TRA Termination Agreement remains in full force and effect.

6.2           Additional Conditions to Obligations of Parent, New Wildlife, Merger Sub I, Merger Sub II and Bidco.

The obligations of Parent, New Wildlife, Merger Sub I, Merger Sub II and Bidco to effect the Mergers and the Arrangement and otherwise consummate the Contemplated Transactions are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:

(a)           (i) The representation and warranty of the Company set forth in Section 2.8(a) (Absence of Changes) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date; (ii) the representations and warranties of the Company set forth in Section 2.2(a) (Capitalization; Subsidiaries) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct only as of such particular date or with respect to such period of time), except, in the case of this clause (ii), for any inaccuracies that are de minimis; (iii) the representations and warranties of the Company set forth in the first sentence of Section 2.1 (Organization; Qualification), Section 2.2(b) (Capitalization; Subsidiaries), Section 2.3 (Authority), Section 2.20 (Takeover Statutes), Section 2.21 (Vote Required) and Section 2.23 (Advisors’ Fees) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date; and (iv) the other representations and warranties of the Company set forth in Section 2 (without giving effect to any qualification as to “materiality,” “in all material respects,” “Material Adverse Effect on the Company” or similar qualifiers contained in such representations and warranties) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct only as of such particular date or with respect to such period of time), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, or results from the consummation of the Rhino Merger.

(b)           The covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c)           Parent shall have received a certificate executed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company confirming that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been duly satisfied.

(d)           Since the date of this Agreement, there shall not have occurred any Material Adverse Effect on the Company.

(e)           Parent shall have received the written opinion of Willkie Farr & Gallagher LLP (or other nationally recognized Tax counsel reasonably acceptable to the Company) (“Parent Tax Counsel”), in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, which opinion concludes (subject to customary assumptions, qualifications and representations, and on the basis of facts, representations and assumptions set forth or referred to in such opinion) that (1) the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (2) the Mergers, taken together, the Exchange and the Rhino Merger will together qualify as a transaction described in Section 351 of the Code. In rendering such opinion, Parent Tax Counsel may rely upon representations contained in certificates of officers of Parent and the Company delivered pursuant to Section 5.18(a) and 5.18(b).

6.3          Additional Conditions to Obligations of the Company.

The obligations of the Company to effect the Mergers and the Arrangement and otherwise consummate the Contemplated Transactions are subject to the satisfaction (or waiver by Company), at or prior to the Closing, of each of the following conditions:

(a)           (i) The representation and warranty of Parent set forth in Section 3.10(a) (Absence of Changes) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date; (ii) the representations and warranties of Parent set forth in Section 3.2(a) (Capitalization; Subsidiaries) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct only as of such particular date or with respect to such period of time), except, in the case of this clause (ii), for any inaccuracies that are de minimis; (iii) the representations and warranties of Parent set forth in the first sentence of Section 3.1 (Organization; Qualification), Section 3.2(b) (Capitalization; Subsidiaries), Section 3.3 (Authority), Section 3.25 (Vote Required), Section 3.24 (Takeover Statutes) and Section 3.27 (Advisors’ Fees) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date; and (iv) the other representations and warranties of Parent set forth in Section 3 (without giving effect to any qualification as to “materiality,” “in all material respects,” “Material Adverse Effect on Parent” or similar qualifiers contained in such representations and warranties) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct only as of such particular date or with respect to such period of time), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b)           The covenants and obligations in this Agreement that Parent is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c)           The Company shall have received a certificate executed on behalf of Parent by an executive officer of Parent confirming that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been duly satisfied.

(d)           Since the date of this Agreement, there shall not have occurred any Material Adverse Effect on Parent.

(e)           The Company shall have received the written opinion of Morrison & Foerster (or other nationally recognized Tax counsel reasonably acceptable to the Company) (“Company Tax Counsel”), in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, which opinion concludes (subject to customary assumptions, qualifications and representations, and on the basis of facts, representations and assumptions set forth or referred to in such opinion) that (1) the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (2) the Mergers, taken together, the Exchange and the Rhino Merger will together qualify as a transaction described in Section 351 of the Code. In rendering such opinion, Company Tax Counsel may rely upon representations contained in certificates of officers of Parent and the Company delivered pursuant to Section 5.18(a) and Section 5.18(b).

Section 7.              Termination

7.1          Termination.

This Agreement may be terminated prior to the Arrangement Effective Time (whether before or after the adoption of this Agreement by the Required Company Stockholder Vote) by written notice of the terminating party to the other parties:

(a)           by mutual written consent of Parent and the Company;

(b)           by either Parent or the Company, if the Arrangement and the Mergers shall not have been consummated by 11:59 p.m. (Mountain time) on January 26, 2027 (as such date may be extended pursuant to the provisos in sub-clause (i) or as mutually agreed to by the Company and Parent in writing, the “End Date”); provided, however, that: (i) if, at such time, one or more of the conditions to the Mergers set forth in (A) Section 6.1(e) (HSR) or (B) Section 6.1(f) (Restraints) (if, in the case of clause (B), the Order relates to the HSR Act or any applicable Legal Requirement set forth on Section 6.1(f) of the Company Disclosure Schedule) shall not have been satisfied, but all other conditions set forth in Section 6 shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied or waived at such time) or waived, then the End Date shall automatically be extended to 11:59 p.m. (Mountain time) on March 12, 2027; provided, further, that if, as of such extended time, one or more of the conditions to the Mergers set forth in (A) Section 6.1(e) (HSR) or (B) Section 6.1(f) (Restraints) (if, in the case of clause (B), the Order relates to the HSR Act or any applicable Legal Requirement set forth on Section 6.1(f) of the Company Disclosure Schedule) shall not have been satisfied, but all other conditions set forth in Section 6 shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied or waived at such time) or waived, then the End Date shall automatically be extended to 11:59 p.m. (Mountain time) on April 26, 2027; and (ii) a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the failure to consummate the Mergers by the End Date is primarily attributable to a failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Arrangement Effective Time in breach of such party’s obligations hereunder;

(c)           by either the Company or Parent, if any Restraint in the United States or any Applicable Jurisdiction having the effect set forth in Section 6.1(f) (Restraints) shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall have used the required efforts to prevent the entry of and to remove such Restraint in accordance with its covenants or agreements under this Agreement; and provided, further, that no party shall be permitted to invoke this Section 7.1(c) if such party’s failure to comply with its covenants or agreements under this Agreement is the primary cause of the failure of Section 6.1(f) (Restraints) to be satisfied;

(d)           by either the Company or Parent if:

(i)            the Required Company Stockholder Vote shall not have been obtained upon a vote taken thereon at the duly convened Company Stockholders’ Meeting or at any adjournment or postponement thereof, in each case at which a vote on obtaining the Required Company Stockholder Vote was taken; provided, that the right to terminate this Agreement pursuant to this Section 7.1(d)(i) shall not be available to the Company if the Company’s failure to perform any of its obligations under this Agreement is the principal cause of the failure to obtain the Required Company Stockholder Vote; or

(ii)           the Required Parent Shareholder Vote shall not have been obtained upon a vote taken thereon at the duly convened Parent Shareholders’ Meeting or at any adjournment or postponement thereof, in each case at which a vote on obtaining the Required Parent Shareholder Vote was taken; provided, that the right to terminate this Agreement pursuant to this Section 7.1(d)(ii) shall not be available to Parent if Parent’s failure to perform any of its obligations under this Agreement is the principal cause of the failure to obtain the Required Parent Shareholder Vote;

(e)           by the Company if:

(i)            at any time prior to the receipt of the Required Company Stockholder Vote, in order to enter into an Acquisition Agreement in accordance with Section 4.3(b)(v)(F) with respect to a Superior Proposal;

(ii)           at any time prior to the receipt of the Required Parent Shareholder Vote, there shall have been a Change in Parent Recommendation; or

(iii)          Parent fails to hold the Parent Shareholders’ Meeting in accordance with the timing requirements set forth in Section 5.4(a)(i) (taking into account any applicable timing adjustments as set forth in Section 5.4(b)) or fails to pursue the Final Order in accordance with the timing requirements of Section 5.5; or

(iv)          Parent knowingly and intentionally breaches Section 4.3(a) in any material respect, in which case Company may terminate at any time prior to the receipt of the Required Parent Shareholder Vote.

(f)            by Parent if:

(i)            at any time prior to the receipt of the Required Company Stockholder Vote, there shall have been a Change in Company Recommendation;

(ii)           the Company fails to hold the Company Stockholders’ Meeting in accordance with the timing requirements set forth in Section 5.2(a)(i) (taking into account any applicable timing adjustments as set forth in Section 5.2(b)); or

(iii)          the Company knowingly and intentionally breaches Section 4.3(a) in any material respect, or any Person named in Section 7.1(f)(iii) of the Company Disclosure Schedule knowingly and intentionally breaches Section 5(a) of the Company Voting and Support Agreement in any material respect, in which case Parent may terminate at any time prior to the receipt of the Required Company Stockholder Vote.

(g)           by Parent if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of any condition set forth in Section 6.2(a) or Section 6.2(b) and (B) cannot be cured by the End Date or, if curable, is not cured within the earlier of (x) thirty (30) days following Parent’s delivery of written notice to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(g) and (y) the End Date and the basis for such termination; provided, however, Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if Parent itself is in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied; or

(h)           by the Company if Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of any condition set forth in Section 6.3(a) or Section 6.3(b) and (B) cannot be cured by the End Date or, if curable, is not cured within the earlier of (x) thirty (30) days following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(h) and (y) the End Date and the basis for such termination; provided, however, the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if the Company itself is in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied.

7.2           Effect of Termination.

If this Agreement is validly terminated as provided in Section 7.1, all further obligations of the parties under this Agreement shall terminate, this Agreement shall be of no further force or effect and there shall be no Liability on the part of New Wildlife, the Company, Parent, Merger Sub I, Merger Sub II, Bidco or any of their respective stockholders or shareholders, Affiliates or Representatives; provided, however, that: (a) the last sentence of Section 4.1(a), Section 5.23(d), this Section 7.2, Section 7.3, Section 8 and the Parent Reimbursement Obligations set forth in Section 5.23(b) shall survive the termination of this Agreement and shall remain in full force and effect; (b) the Confidentiality Agreement and the Clean Team Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with their terms; and (c) the termination of this Agreement shall not relieve any party from any Liability or damages arising out of such party’s fraud or any knowing and intentional breach of any covenant or obligation contained in this Agreement. For purposes of this Agreement, “knowing and intentional breach” means a deliberate action taken or deliberate failure to act that the breaching party intentionally takes (or fails to take) and actually knows that it would, or would reasonably be expected to, be or cause a material breach of this Agreement; provided, that notwithstanding the foregoing, the failure of a party hereto to consummate the Contemplated Transactions when the conditions set forth in Section 6 have been satisfied or waived and such party is obligated to effectuate the Closing pursuant to Section 1.5 will, in and of itself, constitute a knowing and intentional breach; and “fraud” means actual and intentional common law fraud under Delaware law in the making of the representations and warranties set forth in Section 2 or Section 3 of this Agreement, and shall not include constructive or equitable fraud or negligent misrepresentation or negligent omission.

7.3           Expenses; Termination Fees.

(a)           Except as set forth in Section 5.11 or this Section 7.3, all fees and expenses incurred in connection with this Agreement or any of the Contemplated Transactions shall be paid by the party incurring such fees and expenses, whether or not the Mergers are consummated.

(b)           If this Agreement (A) is terminated by the Company or Parent pursuant to Section 7.1(d)(i), and an Acquisition Proposal with respect to the Company shall have been publicly announced after the date of this Agreement and shall not have been publicly withdrawn prior to the Company Stockholders’ Meeting; and (B) within twelve (12) months after such termination, the Company enters into a definitive Acquisition Agreement for an Acquisition Proposal that is later consummated or consummates an Acquisition Proposal (with, for purposes of this Section 7.3(b), all percentages included in the definition of “Acquisition Proposal” being deemed to be references to “50.1%”), then the Company shall pay to Parent the Company Termination Fee in cash.

(c)           If this Agreement (A) is terminated by the Company or Parent pursuant to Section 7.1(d)(ii), and an Acquisition Proposal with respect to Parent shall have been publicly announced after the date of this Agreement and shall not have been publicly withdrawn prior to the Parent Shareholders’ Meeting; and (B) within twelve (12) months after such termination, Parent enters into a definitive Acquisition Agreement for an Acquisition Proposal that is later consummated or consummates an Acquisition Proposal (with, for purposes of this Section 7.3(c), all percentages included in the definition of “Acquisition Proposal” being deemed to be references to “50.1%”), then Parent shall pay to Company the Parent Termination Fee in cash.

(d)           If this Agreement is terminated by the Company pursuant to Section 7.1(e)(i), then the Company shall pay to Parent the Company Termination Fee in cash.

(e)           If this Agreement is terminated by the Company pursuant to Section 7.1(e)(ii), Section 7.1(e)(iii) or Section 7.1(e)(iv), then Parent shall pay to the Company the Parent Termination Fee in cash.

(f)            If this Agreement is terminated by Parent pursuant to Section 7.1(f)(i), Section 7.1(f)(ii) or Section 7.1(f)(iii), then the Company shall pay to Parent the Company Termination Fee in cash.

(g)           If this Agreement (A) is terminated by Parent pursuant to Section 7.1(g), and an Acquisition Proposal with respect to the Company shall have been publicly announced after the date of this Agreement and shall not have been publicly withdrawn prior to the date of termination; and (B) within twelve (12) months after such termination, the Company enters into a definitive Acquisition Agreement for an Acquisition Proposal that is later consummated or consummates an Acquisition Proposal (with, for purposes of this Section 7.3(g)), all percentages included in the definition of “Acquisition Proposal” being deemed to be references to “50.1%”), then the Company shall pay to Parent the Company Termination Fee in cash.

(h)           If this Agreement (A) is terminated by the Company pursuant to Section 7.1(h) (other than in circumstances in which a Parent Regulatory Termination Fee is payable pursuant to Section 7.3(i)) and an Acquisition Proposal with respect to the Parent shall have been publicly announced after the date of this Agreement and shall not have been publicly withdrawn prior to the date of termination; and (B) within twelve (12) months after such termination, Parent enters into a definitive Acquisition Agreement for an Acquisition Proposal that is later consummated or consummates an Acquisition Proposal (with, for purposes of this Section 7.3(h), all percentages included in the definition of “Acquisition Proposal” being deemed to be references to “50.1%”), then Parent shall pay to the Company the Parent Termination Fee in cash.

(i)            If (i) the Company terminates this Agreement pursuant to Section 7.1(h) (solely to the extent such termination relates to a breach under Section 5.11 (Efforts) resulting in the failure to satisfy the conditions set forth in Section 6.1(e) or Section 6.1(f)), (ii) the Company or Parent terminates this Agreement pursuant to Section 7.1(b) (End Date), and at the time of such termination, (x) one or more of the conditions set forth in Section 6.1(e) or Section 6.1(f) (with respect to Section 6.1(f), solely as a result of a Restraint entered or issued by a Governmental Body pursuant to any antitrust and competition Legal Requirement) has not been satisfied or waived and (y) all of the other conditions set forth in Section 6.1, Section 6.2 and Section 6.3 have been satisfied or waived (except for those conditions that are to be satisfied at the Closing) or (iii) the Company or Parent terminates this Agreement pursuant to Section 7.1(c) (solely to the extent such termination relates to a Restraint entered or issued by a Governmental Body pursuant to any antitrust and competition Legal Requirement), then Parent shall pay the Company the Parent Regulatory Termination Fee in cash.

(j)            Any Company Termination Fee required to be paid to Parent pursuant to (i) Section 7.3(b) or Section 7.3(g) shall be paid by the Company contemporaneously with the consummation of the Acquisition Proposal contemplated by Section 7.3(b) or Section 7.3(g), as applicable, (ii) Section 7.3(d), substantially concurrently with such termination, or (iii) Section 7.3(f) shall be paid by the Company promptly and in any event within two (2) Business Days after such termination.

(k)           Any Parent Termination Fee or Parent Regulatory Termination Fee, as applicable required to be paid to the Company pursuant to (i) Section 7.3(c) or Section 7.3(h) shall be paid by Parent contemporaneously with the consummation of the Acquisition Proposal contemplated by Section 7.3(c) or Section 7.3(h), as applicable or (ii) Section 7.3(e) or Section 7.3(i) shall be paid by Parent promptly and in any event within two (2) Business Days after such termination.

(l)            In no event shall the Company be required to pay the Company Termination Fee under this Section 7.3 on more than one occasion, whether or not such fee may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. In no event shall Parent be required to pay the Parent Termination Fee or Parent Regulatory Termination Fee under this Section 7.3 on more than one occasion, nor shall Parent be required to pay both the Parent Termination Fee and the Parent Regulatory Termination Fee, whether or not such fees may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(m)           The Company and Parent agree that the agreements contained in this Section 7.3 are an integral part of the Contemplated Transactions and that each of the Company Termination Fee, the Parent Termination Fee, the Parent Regulatory Termination Fee and the Parent Reimbursement Obligations is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, in the circumstances in which the Company Termination Fee, the Parent Termination Fee, the Parent Regulatory Termination Fee or the Parent Reimbursement Obligations, as applicable, is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers.

(n)           If the Company receives the full payment of both (i) the Parent Termination Fee or the Parent Regulatory Termination Fee, as applicable, and (ii) the Parent Reimbursement Obligations from (or on behalf of) Parent pursuant to this Section 7.3, the receipt by the Company of both (i) the Parent Termination Fee or the Parent Regulatory Termination Fee, as applicable, and (ii) the Parent Reimbursement Obligations, shall be the sole and exclusive remedy for any and all losses, Liabilities, costs, expenses or damages suffered by the Company, or any of its Affiliates, directors, officers and employees or their respective Representatives, in connection with this Agreement (and any breach or termination hereof), the Mergers, the Arrangement and the other Contemplated Transactions (and the failure to consummate or abandonment thereof), and any claims or actions under applicable Legal Requirement arising out of any such breach, termination, failure or abandonment or any matter forming the basis therefor (provided, that the foregoing limitation shall not apply to (x) Section 7.3(q), (y) any breach of the Confidentiality Agreement or the Clean Team Agreement or (z) any fraud by Parent).

(o)           If Parent receives the full payment of the Company Termination Fee from (or on behalf of) the Company pursuant to this Section 7.3, the receipt by Parent of the Company Termination Fee shall be the sole and exclusive remedy for any and all losses, Liabilities, costs, expenses or damages suffered by Parent, or any of its Affiliates, directors, officers, employees or their respective Representatives, in connection with this Agreement (and any breach or termination hereof), the Mergers, the Arrangement and the other Contemplated Transactions (and the failure to consummate or abandonment thereof), and any claims or actions under applicable Legal Requirement arising out of any such breach, termination, failure or abandonment or any matter forming the basis therefor (provided, that the foregoing limitation shall not apply to (x) Section 7.3(q), (y) any breach of the Confidentiality Agreement or Clean Team Agreement, or (z) any fraud by the Company).

(p)           In no event shall either the Company or Parent be entitled to receive both specific performance to cause the Closing to occur and payment of the Parent Termination Fee, the Parent Regulatory Termination Fee, the Parent Reimbursement Obligations or the Company Termination Fee, as applicable.

(q)           In the event that either the Company or Parent fails to timely pay the other the Company Termination Fee, the Parent Termination Fee, the Parent Regulatory Termination Fee or the Parent Reimbursement Obligations, as applicable, when due pursuant to this Section 7.3 and Parent or the Company, as applicable, commences litigation to seek all or a portion of the amounts payable under this Section 7.3, and it prevails in such litigation, it shall be entitled to receive, in addition to all amounts that it is otherwise entitled to receive under this Section 7.3, all reasonable, documented and out-of-pocket expenses (including documented and reasonable out-of-pocket attorneys’ fees of one outside counsel) which it has incurred in enforcing its rights hereunder, together with interest on the amount of the Parent Termination Fee, the Parent Regulatory Termination Fee, the Parent Reimbursement Obligations or Company Termination Fee, as applicable, from the date payment such amount was due to the date of actual payment at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment was required to be made.

Section 8.              Miscellaneous Provisions

8.1           Amendment.

Subject to Section 8.13, this Agreement may be amended by New Wildlife, the Company, Parent, Merger Sub I, Merger Sub II and Bidco at any time prior to the First Merger Effective Time (whether before or after receipt of the Required Company Stockholder Vote or the Required Parent Shareholder Vote); provided, however, that after any such receipt of the Required Company Stockholder Vote or the Required Parent Shareholder Vote, no amendment shall be made which by applicable Legal Requirements requires further approval of the stockholders of the Company or shareholders of Parent, as the case may be, without the further approval of such stockholders/shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.2           Waiver.

No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.3           No Survival of Representations and Warranties.

None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the consummation of the Mergers. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement and the Clean Team Agreement shall survive the consummation of the Mergers in accordance with their respective terms.

8.4           Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery.

This Agreement (including all Exhibits hereto), the Confidentiality Agreement and the Clean Team Agreement constitute the entire agreement among the parties regarding the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. The Company Disclosure Schedule and the Parent Disclosure Schedule are “facts ascertainable” as that term is used in Section 251(b) of the DGCL and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms of this Agreement.

8.5           Applicable Legal Requirements; Jurisdiction; Waiver of Jury Trial.

(a)           This Agreement, and any action, suit or other Legal Proceeding arising out of or relating to this Agreement (including the enforcement of any provision of this Agreement), any of the Contemplated Transactions or the legal relationship of the parties to this Agreement (whether at law or in equity, whether in contract or in tort or otherwise), shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, regardless of the choice of laws principles or any borrowing statute of the State of Delaware, as to all matters, including matters of validity, construction, effect, enforceability, performance and remedies, except to the extent mandatorily governed by the Province of British Columbia and the federal laws of Canada applicable therein, including the provisions relating to the Arrangement and the Plan of Arrangement. In any action, suit or other Legal Proceeding between any of the parties arising out of or relating to this Agreement, any of the Contemplated Transactions or the legal relationship of the parties to this Agreement (whether at law or in equity, whether in contract or in tort or otherwise), each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chosen Court; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from the Chosen Court; and (iii) agrees that it will not bring any such action in any court other than the Chosen Court. Service of any process, summons, notice or document to any party’s address and in the manner set forth in Section 8.9 shall be effective service of process for any such action.

(b)           EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS (INCLUDING THE FINANCING AND THE DEBT COMMITMENT LETTER). EACH PARTY ACKNOWLEDGES, AGREES AND CERTIFIES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF SUCH WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER; (iii) IT MAKES SUCH WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5.

8.6           Disclosure Schedules.

The Company Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 2 (or any other applicable provision of this Agreement) and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify (a) the particular representation or warranty set forth in the corresponding numbered or lettered section in Section 2 (or any other applicable provision of this Agreement), and (b) any other representation or warranty, where it is reasonably apparent that such information relates or is relevant to another representation or warranty. The Company shall not be entitled to update or modify the Company Disclosure Schedule after the execution and delivery of this Agreement, and any update or modification made or purported to have been made to the Company Disclosure Schedule after the execution and delivery of this Agreement shall be disregarded for all purposes under this Agreement. The Parent Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 3 (or any other applicable provision of this Agreement), and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify (i) the particular representation or warranty set forth in the corresponding numbered or lettered section in Section 3 (or any other applicable provision of this Agreement), and (ii) any other representation or warranty where it is reasonably apparent that such information relates or is relevant to another representation or warranty. Parent shall not be entitled to update or modify the Parent Disclosure Schedule after the execution and delivery of this Agreement, and any update or modification made or purported to have been made to the Parent Disclosure Schedule after the execution and delivery of this Agreement shall be disregarded for all purposes under this Agreement.

8.7           [Reserved].

8.8           Assignability; Third-Party Beneficiaries.

(a)           Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any of the parties hereto, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties, and any attempted assignment or delegation of this Agreement or any of such rights, interests or obligations by the Company without Parent’s prior written consent shall be void and of no effect, except that, effective as of the Closing, Parent may make a collateral assignment of any or all of its rights under this Agreement to any Debt Financing Source or any agent or collateral trustee for the Debt Financing Sources in connection with the Financing; provided, that no such assignment shall relieve Parent of any of its obligations hereunder and Parent shall remain fully liable for the performance of all such obligations. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

(b)           The parties to this Agreement hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other parties to this Agreement on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including, without limiting the generality of Section 8.4, the right to rely upon the representations and warranties set forth in this Agreement. Notwithstanding the foregoing, subject to Section 7.3(n), the following Persons shall be third-party beneficiaries of this Agreement, with rights of enforcement, as follows: (x) prior to the First Merger Effective Time, in accordance with Section 261(a)(1) of the DGCL, the Company shall have the right, on behalf of the Company’s stockholders and the stockholders of Rhino (each of which are third party beneficiaries of this Agreement solely to the extent required for this provision to be enforceable), to pursue damages in accordance with this Agreement (which should include, to the extent proven and awarded by a court of competent jurisdiction, the benefit of the bargain lost by the Company’s stockholders and the stockholders of Rhino) in the event that the Contemplated Transaction are not consummated due to fraud or a willful breach by Parent of this Agreement, it being agreed that in no event shall any such stockholders be entitled to enforce any of their rights, or any of Parent’s obligations, under this Agreement in the event of any such willful breach, but rather that the Company shall have the sole and exclusive right to do so as a representative for such stockholders of the Company (and upon receipt of any payment as a result thereof, the Company shall be entitled to retain the amount of such payments so received), (y) from and after the First Merger Effective Time, the Indemnified Persons and the other persons who are beneficiaries under any Existing Insurance Policy or the “tail” policy referred to in Section 5.10, shall be third party beneficiaries of and entitled to enforce Section 5.10, and (z) from and after the Closing, the Company’s stockholders, shall be third party beneficiaries or and entitled to enforce Section 1.

(c)           Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with Section 8.2 without notice or Liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.9           Notices.

Each notice, request, demand or other communication under this Agreement shall be in writing and shall be deemed to have been duly given, delivered or made as follows: (a) if delivered by hand, when delivered; (b) if sent by registered, certified or first class mail, the second Business Day after being sent; (c) if sent via a national courier service, two Business Days after being delivered to such courier; and (d) if sent by email, when sent, provided that (i) the subject line of such email states that it is a notice delivered pursuant to this Agreement and (ii) the sender of such email does not receive a written notification of delivery failure. All notices and other communications hereunder shall be delivered to the address or email address set forth beneath the name of such party below (or to such other address or email address as such party shall have specified in a written notice given to the other parties hereto):

if to Parent, Merger Sub I, Merger Sub II, Bidco or New Wildlife:

The Real Brokerage Inc.
701 Brickell Avenue, 17th Floor
Miami, Florida 33131
Attention:              [Intentionally Omitted]
Email:                      [Intentionally Omitted]

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:              David K. Boston

Sean M. Ewen

Andrew C. Marmer

Email:                      dboston@willkie.com

Sewen@willkie.com

AMarmer@willkie.com

and to:

Gowling WLG (Canada) LLP

Suite 1600, 1 First Canadian Place

100 King Street West

Toronto ON M5X 1G5

Canada

Attention:              Jason A. Saltzman; Kathleen Ritchie

Email:                      Jason.saltzman@gowlingwlg.com;

kathleen.ritchie@gowlingwlg.com

if to the Company:

RE/MAX Holdings, Inc.
5075 S. Syracuse Street
Denver, Colorado 80237
Attention:              [Intentionally Omitted]
Email:                      [Intentionally Omitted]

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94105
Attention: Gavin Grover; Michael O’Bryan; Joseph Sulzbach
Email: ggrover@mofo.com; mobryan@mofo.com; jsulzbach@mofo.com and to:

McCarthy Tétrault LLP
1000 De La Gauchetière Street West
Suite MZ400
Montreal, QC H3B 0A2
Canada
Attention: Patrick Shea; Fraser Bourne
Email: pshea@mccarthy.ca; fbourne@mccarthy.ca

8.10        Severability.

Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the invalid or unenforceable term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision. In the event that the parties are unable to agree to such replacement, the parties agree that the court making the determination referred to above shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified.

8.11        Remedies.

The parties acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Agreement required to be performed by any of the parties were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, in the event of any breach by any party of any covenant or obligation contained in this Agreement, any non-breaching party shall be entitled to obtain, without proof of actual damages (and in addition to any other remedy to which such non-breaching party may be entitled at law or in equity): (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach or threatened breach. Each of the parties hereby waives any requirement for the securing or posting of any bond in connection with any such remedy. The parties further agree not to assert that (a) a remedy of specific performance or an injunction is unenforceable, invalid, contrary to law or inequitable for any reason or (b) a remedy of monetary damages would provide an adequate remedy.

8.12        Construction.

(a)           For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)           The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)           As used in this Agreement, the words “include,” “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” All references in this Agreement to “dollars” or “$” shall mean United States Dollars. The phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(d)           Unless otherwise indicated or the context otherwise requires: (i) any definition of or reference to any agreement, instrument or other document or any Legal Requirement in this Agreement shall be construed as referring to such agreement, instrument or other document or Legal Requirement as from time to time amended, supplemented or otherwise modified; (ii) any reference in this Agreement to any Person shall be construed to include such Person’s successors and assigns; (iii) all references to “Sections,” “Schedules” and “Exhibits” in this Agreement or in any Schedule or Exhibit to this Agreement are intended to refer to sections of this Agreement and Schedules and Exhibits to this Agreement, respectively; (iv) the words “herein,” “hereof,” “hereunder” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision of this Agreement; and (v) any statute defined or referred to in this Agreement shall include all rules and regulations promulgated thereunder.

(e)           The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

8.13        Financing Provisions.

Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement or the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, as applicable, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or in any definitive documentation related to the Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Legal Requirements trial by jury in any such legal action brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement or the Financing, (d) agrees that none of the Debt Financing Sources shall have any liability to the Company or any of its Subsidiaries or any of their respective controlled Affiliates or representatives relating to or arising out of this Agreement or the Financing (subject to the last sentence of this Section 8.13), and (e) agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of Section 8.1, Section 8.5(b), Section 8.8(a) and this Section 8.13 and that Section 8.1, Section 8.5(b), Section 8.8(a) and this Section 8.13 may not be amended in a manner adverse to the Debt Financing Sources without the written consent of the Debt Financing Sources (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing in this Section 8.13 shall in any way limit or modify the rights and obligations of Parent under this Agreement, or any Debt Financing Source’s obligations under the Debt Commitment Letter, or the rights of Parent and its Subsidiaries against the Debt Financing Sources with respect to the Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

[Remainder of page intentionally left blank]

The parties have caused this Agreement to be duly executed as of the date first above written.

The Real Brokerage inc.

By:	/s/ Tamir Poleg
Name:	Tamir Poleg
Title:	Chief Executive Officer

Rome Wildlife, Inc.

By:	/s/ Tamir Poleg
Name:	Tamir Poleg
Title:	Chief Executive Officer

Wildlife Acquisition I Corp.

By:	/s/ Tamir Poleg
Name:	Tamir Poleg
Title:	Chief Executive Officer

Wildlife Acquisition II LLC

By:	/s/ Tamir Poleg
Name:	Tamir Poleg
Title:	Chief Executive Officer

1587802 B.C. Unlimited Liability Company

By:	/s/ Alexandra Lumpkin
Name:	Alexandra Lumpkin
Title:	Chief Legal Officer

[Signature Page to Arrangement Agreement and Plan of Merger]

The parties have caused this Agreement to be duly executed as of the date first above written.

RE/MAX Holdings, Inc.

By:	/s/ Susan Winders
Name:	Susan Winders
Title:	Chief Legal Officer and Chief Compliance Officer

[Signature Page to Arrangement Agreement and Plan of Merger]

Exhibit A

Certain Definitions

For purposes of this Agreement (including this Exhibit A):

“Acceptable Confidentiality Agreement” with respect to either the Company or Parent, means a confidentiality agreement that contains confidentiality and use provisions that are no less favorable in any material respect to the Company or Parent, as applicable, than the confidentiality and use provisions in the Confidentiality Agreement (it being understood that, notwithstanding anything in this Agreement to the contrary, an Acceptable Confidentiality Agreement shall not be required to contain any standstill or similar provisions or otherwise prohibit the making or amendment of any Acquisition Proposal).

“Acquired Company” means: (a) the Company; and (b) each Subsidiary of the Company.

“Acquisition Agreement” has the meaning assigned to such term in Section 4.3(b)(iii) of this Agreement.

“Acquisition Proposal” means, with respect to Parent or the Company, as applicable, other than the Contemplated Transactions and the Rhino Merger, any proposal or offer made by any third party or group (as defined in Section 13(d)(3) of the Exchange Act) (i) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of related transactions, (A) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of shares representing twenty percent (20%) or more of the voting power of the Parent Common Shares or Company Common Stock pursuant to a merger, consolidation, plan of arrangement or other business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction; or (B) any one or more assets or businesses of the Parent Entities or the Acquired Companies, as applicable, that generated twenty percent (20%) or more of the consolidated revenues or net income of the Parent Entities or the Acquired Companies, taken as a whole, during the twelve month period ended December 31, 2025 or that constitute twenty percent (20%) or more of the assets of the Parent Entities or the Acquired Companies, taken as a whole, as the date hereof; (ii) to issue, sell or dispose, directly or indirectly, securities (or options, rights, or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing twenty percent (20%) or more of the voting power of Parent or the Company, as applicable; or (iii) any combination of the foregoing.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition and this Agreement, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person; provided, however, that for the purposes of this Agreement, with respect to the Company, none of Rhino, any Franchisee, or any agent of a Franchisee shall be deemed to be a “Affiliate” of the Company.

“Aggregate Cash Election Amount” means the product of (i) the number of Cash Electing Shares multiplied by (ii) the Per Share Cash Price.

“Agreement” has the meaning assigned to such term in the preamble to this Agreement.

“Alternative Debt Commitments” has the meaning assigned to such term in Section 5.22(d) of this Agreement.

“Alternative Debt Financing Election” has the meaning assigned to such term in Section 5.22(d) of this Agreement.

“Alternative Debt Financing Event” shall be deemed to have occurred once Parent notifies the Company in writing that it or New Wildlife intends to obtain Alternative Debt Commitments (including the reasonably detailed terms and provisions thereof).

“Alternative Financing” has the meaning assigned to such term in Section 5.22(c) of this Agreement.

“AML Laws” has the meaning assigned to such term in Section 2.12(c) of this Agreement.

“Anti-Corruption Laws” has the meaning assigned to such term in Section 2.12(a) of this Agreement.

“Applicable Jurisdictions” has the meaning assigned to such term in Section 6.1(f) of this Agreement.

“Arrangement” means an arrangement under Part 9, Division 5 of the BCBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with its terms, the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of Parent and the Company, each acting reasonably.

“Arrangement Consideration” has the meaning set forth under the Plan of Arrangement.

“Arrangement Court” means the Supreme Court of British Columbia.

“Arrangement Effective Time” has the meaning assigned to such term in the Plan of Arrangement.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Parent Shareholders’ Meeting by holders of Parent Securities, substantially in the form and content set forth in Exhibit F.

“Available Maximum Aggregate Cash Amount” means $80,000,000.

“Available Minimum Aggregate Cash Amount” means $60,000,000.

“BCBCA” means the Business Corporations Act (British Columbia).

“Bidco” has the meaning assigned to such term in the preamble to this Agreement.

“Burdensome Condition” has the meaning assigned to such term in Section 5.11(c) of this Agreement.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in Denver, Colorado, Miami, Florida or Vancouver, British Columbia are authorized or obligated by law or executive order to close.

“Canadian Securities Laws” means the Securities Act (Ontario) and any other applicable Canadian provincial and territorial securities laws, and rules, regulations and published policies thereunder.

“Canadian Securities Regulators” means the Ontario Securities Commission and any other applicable securities commission or securities regulatory authority of a province or territory of Canada.

“Capitalization Date” has the meaning assigned to such term in Section 2.2(a) of this Agreement.

“Cash Electing Shares” has the meaning assigned to such term in Section 1.7(a)(i)(B) of this Agreement.

“Cash Election” has the meaning assigned to such term in Section 1.7(a)(i)(B) of this Agreement.

“Cash Election Consideration” has the meaning assigned to such term in Section 1.7(a)(i)(B) of this Agreement.

“Certificate” has the meaning assigned to such term in Section 1.7(d) of this Agreement.

“Change in Company Recommendation” has the meaning assigned to such term in Section 4.3(b)(iii) of this Agreement.

“Change in Parent Recommendation” has the meaning assigned to such term in Section 4.3(b)(iv) of this Agreement.

“Chosen Court” means: (a) if the federal courts have exclusive jurisdiction over the matters at issue in any action, suit or other Legal Proceeding described in Section 8.5(a) of this Agreement, the United States District Court for the District of Delaware; or (b) if the federal courts do not have exclusive jurisdiction over the matters at issue in any action, suit or other Legal Proceeding described in Section 8.5(a) of this Agreement, the Court of Chancery of the State of Delaware in and for New Castle County, Delaware; provided, that, in the case of this clause (b) only, (i) if the Court of Chancery of the State of Delaware does not have jurisdiction over such matters, then the Chosen Court shall be the Superior Court of the State of Delaware in and for New Castle County, Delaware; and (ii) if the Superior Court of the State of Delaware does not have jurisdiction over such matters, then the Chosen Court shall be the United States District Court for the District of Delaware.

“CIC Plan” has the meaning assigned to such term in Section 5.9(c) of this Agreement.

“Clean Team Agreement” means that certain Clean Team Confidentiality Agreement dated as of March 18, 2026, by and between Parent and the Company.

“Closing” has the meaning assigned to such term in Section 1.5 of this Agreement.

“Closing Date” has the meaning assigned to such term in Section 1.5 of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning assigned to such term in the preamble to this Agreement.

“Company 401(k) Plan” has the meaning assigned to such term in Section 5.9(g) of this Agreement.

“Company Associate” means any current or former employee, Contract Worker, advisor, officer, member of the board of directors or managers (or similar body) or other individual service provider of or to any of the Acquired Companies.

“Company Balance Sheet” means the audited consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2025 included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the SEC on February 19, 2026.

“Company Board” means the board of directors of the Company.

“Company Board Recommendation” has the meaning assigned to such term in Section 4.3(b)(iii) of this Agreement.

“Company Class A Common Stock” means the Class A common stock, $0.0001 par value per share, of the Company.

“Company Class B Common Stock” means the Company Series B Common Stock and Company Series B-1 Common Stock.

“Company Common Stock” means the Company Class A Common Stock and Company Class B Common Stock.

“Company Contributor” has the meaning assigned to such term in Section 2.16(f) of this Agreement.

“Company Credit Agreement” shall mean that certain Second Amended and Restated Credit Agreement, dated as of July 21, 2021, by and among certain of the Company’s Subsidiaries party thereto, the several banks and other financial institutions or entities from time to time parties thereto, as lenders, and JPMorgan Chase Bank, N.A., as administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company in accordance with the requirements of Section 8.6 of this Agreement and has been delivered by the Company to Parent on the date of this Agreement.

“Company Equity Award” means any Company Option, Company RSU or Company PSU.

“Company Equity Plans” means the 2023 Omnibus Incentive Plan, any Company Equity Award granted under as an “inducement” award under applicable New York Stock Exchange rules and regulations that are subject to its terms, and 2013 Omnibus Incentive Plan.

“Company Governing Documents” has the meaning assigned to such term in Section 2.1(a) of this Agreement.

“Company Intellectual Property” has the meaning assigned to such term in Section 2.16(a) of this Agreement.

“Company Option” means an option to purchase shares of Company Common Stock from the Company (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company Owned IP” means all Intellectual Property owned or purported to be owned by the Company or its Subsidiaries.

“Company Permits” has the meaning assigned to such term in Section 2.9(b) of this Agreement.

“Company Plan” means each material Plan that is maintained, sponsored or contributed to or required to be contributed to by any of the Acquired Companies or any Affiliate of any Acquired Company or any ERISA Affiliate primarily for the benefit of or relating to any Company Associate providing services in the United States or Canada or the beneficiaries or dependents of any such individuals with respect to which any Acquired Company has any Liability, excluding any employee benefit plan established pursuant to applicable Legal Requirements that are maintained by a Governmental Body, including the Canada Pension Plan, Employment Insurance and workers’ compensation insurance.

“Company Preferred Stock” has the meaning assigned to such term in Section 2.2(a) of this Agreement.

“Company PSUs” means a restricted stock unit representing the right to vest in and be issued shares of Company Common Stock by the Company, whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested, which right vests based on achievement of performance targets, including performance targets related to the price of Company Common Stock on a relative or absolute basis.

“Company Real Property Leases” has the meaning assigned to such term in Section 2.18(a) of this Agreement.

“Company Registered IP” has the meaning assigned to such term in Section 2.16(a) of this Agreement.

“Company RSUs” means a restricted stock unit representing the right to vest in and be issued shares of Company Common Stock by the Company, whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested, which right vests solely based on continued service to the Company or an Affiliate of the Company, including units that settle on a deferred basis.

“Company SEC Reports” has the meaning assigned to such term in Section 2.5(a) of this Agreement.

“Company Series B Common Stock” means the Series B common stock, $0.0001 par value per share, of the Company.

“Company Series B-1 Common Stock” means the Series B-1 common stock, $0.0001 par value per share, of the Company.

“Company Stockholders’ Meeting” has the meaning assigned to such term in Section 5.2(a) of this Agreement, including any adjournment or postponement thereof.

“Company Tax Counsel” has the meaning assigned to such term in Section 6.3(e) of this Agreement.

“Company Termination Fee” means an amount equal to $25,000,000.

“Competition Act” means the Competition Act (Canada), R.S.C., 1985, c. C-34, as amended.

“Compliant” means, with respect to the Required Financial Information, that such Required Financial Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Financial Information not misleading, in light of the circumstances under which the statements contained in such required information were made and that any audits have not been withdrawn.

“Confidentiality Agreement” that certain Confidentiality Agreement, dated as of January 26, 2026, between Parent and the Company.

“Consent” has the meaning assigned to such term in Section 5.11(b) of this Agreement.

“Contemplated Transactions” means all actions and transactions contemplated by this Agreement, including the Mergers and the Arrangement.

“Continuation Period” has the meaning assigned to such term in Section 5.9(b) of this Agreement.

Continuing Employee” has the meaning assigned to such term in Section 5.9(b) of this Agreement.

“Contract” means any legally binding written agreement, contract, lease, binding understanding, instrument, note, option, warranty, license, sublicense, insurance policy, or legally binding commitment or undertaking, whether express or implied.

“Contract Worker” means any independent contractor, consultant or retired person or service provider who is or was hired, retained, employed or used by any of the Acquired Companies and who is not: (a) classified by an Acquired Company as an employee; or (b) compensated by an Acquired Company through wages reported on a form W-2.

“Converted Option” has the meaning assigned to such term in Section 5.7(a) of this Agreement.

“Converted PSU” has the meaning assigned to such term in Section 5.7(d) of this Agreement.

“Converted RSU” has the meaning assigned to such term in Section 5.7(b) of this Agreement.

“Covered Insiders” has the meaning assigned to such term in Section 5.15 of this Agreement.

“Debt Commitment Letter” has the meaning assigned to such term in Section 3.22(a) of this Agreement.

“Debt Financing Sources” means, collectively, the Persons that have committed to provide and have otherwise entered into agreements in connection with the Financing or any Alternative Financing, including financing pursuant to any Alternative Debt Commitments, and any other lender, arranger, bookrunner or agent under the Financing or any Alternative Financing, including financing pursuant to any Alternative Debt Commitments, including the parties to any joinder agreements, credit agreements or other definitive financing documents entered into pursuant to or in connection with the Financing or any Alternative Financing, including financing pursuant to any Alternative Debt Commitments, their respective Affiliates and their and their Affiliates’ respective officers, directors, incorporators, managers, members, employees, agents, advisors, partners, controlling parties, representatives, successors and permitted assigns.

“Definitive Agreements” has the meaning assigned to such term in Section 5.22(a) of this Agreement.

“DGCL” has the meaning assigned to such term in the recitals to this Agreement.

“Dissent Rights” means the dissent rights exercisable by holders of Parent Common Shares in respect of the Arrangement as described in the Plan of Arrangement.

“Dissenting Shares” has the meaning assigned to such term in Section 1.15(b) of this Agreement.

“DLLCA” has the meaning assigned to such term in the recitals to this Agreement.

“DOL” means the United States Department of Labor.

“DTC” has the meaning assigned to such term in Section 1.9(d) of this Agreement.

“EDGAR” has the meaning assigned to such term in Section 2 of this Agreement.

“Election” has the meaning assigned to such term in Section 1.8(b)(i) of this Agreement.

“Election Deadline” has the meaning assigned to such term in Section 1.8(b)(iv) of this Agreement.

“Election Period” has the meaning assigned to such term in Section 1.8(b)(ii) of this Agreement.

“Encumbrance” means any lien (statutory or other), pledge or other deposit arrangement, hypothecation, charge, mortgage, deed of trust, easement, encroachment, imperfection of title, title exception, title defect, title retention, right of possession, lease, tenancy license, security interest, security arrangement or security agreement, executory seizure, attachment, garnishment, encumbrance (including any exception, reservation or limitation, right of way, and the like), conditional sale, option to purchase, right of first refusal, preemptive right, or other encumbrance or security interest of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), in each case excluding any non-exclusive licenses or other non-exclusive rights in, to or under Intellectual Property granted in the ordinary course of business consistent with past practice.

“End Date” has the meaning assigned to such term in Section 7.1(b) of this Agreement.

“Enforceability Limitations” has the meaning assigned to such term in Section 2.3(b) of this Agreement.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person under common control with any of the Acquired Companies within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations thereunder.

“Exchange” has the meaning assigned to such term in the recitals to this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning assigned to such term in Section 1.9(a) of this Agreement.

“Exchange Fund” has the meaning assigned to such term in Section 1.9(a) of this Agreement.

“Excluded Information” means any (a) financial statements of the Company or its Subsidiaries other than the Required Financial Information; (b) description of all or any component of the Financing; (c) pro forma financial statements or adjustments or projections (including information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments), it being understood that Parent or New Wildlife, and not the Company or its Subsidiaries or their respective Representatives, will be responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments; and (d) other information required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, any ‘Compensation Discussion and Analysis’ required by Item 402(b) of Regulation S-K, any information required by Items 10 through 14 of Form 10-K or any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A.

“Excluded Shares” has the meaning assigned to such term in Section 1.7(a)(i) of this Agreement.

“Existing Insurance Policies” has the meaning assigned to such term in Section 5.10(c) of this Agreement.

“Export Control Law” means any applicable Legal Requirement regulating or restricting exports or imports, including any export control Legal Requirement (e.g., the U.S. International Traffic in Arms Regulations, the U.S. Export Administration Regulations, the Export and Import Permits Act (Canada) or any other similar Legal Requirements of other jurisdictions) or customs Legal Requirement.

“FDD” means a franchise disclosure document prepared in accordance with the FTC Rule, or other Franchise Law, and used by any Franchisor, and provided to any prospective Franchisee in connection with the offer or sale of Franchises.

“Final Order” means the final order of the Arrangement Court, in a form and substance acceptable to Parent and the Company, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement pursuant to Section 291 of the BCBCA, as such order may be amended, supplemented, modified or varied by the Arrangement Court (with the consent of both Parent and the Company, each acting reasonably) at any time prior to the Closing Date or, if appealed, then, unless such appeal is withdrawn or denied, as such order may be affirmed or amended (provided that any such amendment is satisfactory to both Parent and the Company, each acting reasonably) on appeal.

“Financing” has the meaning assigned to such term in Section 3.22(a) of this Agreement.

“Financing Amount” has the meaning assigned to such term in Section 3.22(c) of this Agreement.

“First Merger” has the meaning assigned to such term in the recitals to this Agreement.

“First Merger Effective Time” has the meaning assigned to such term in Section 1.5 of this Agreement.

“First Step Surviving Company” has the meaning assigned to such term in Section 1.3 of this Agreement.

“Foreign Company Plan” means each Plan that is maintained, sponsored, contributed to, or required to be contributed to, by any Acquired Company or any ERISA Affiliate primarily for the benefit of or relating to any Company Associates outside of the United States and Canada.

“Foreign Investment Law” means any Legal Requirement that provides for foreign investment screening or national security and/or public order reviews in connection with the acquisition of any interests in or assets of a business or Entity.

“Foreign Parent Plan” means each Plan that is maintained, sponsored, contributed to, or required to be contributed to, by any Parent Entity or any of its ERISA Affiliate primarily for the benefit of or relating to any Parent Associates outside of the United States and Canada.

“Form of Election” has the meaning assigned to such term in Section 1.8(b)(ii) of this Agreement.

“Franchise” means any commercial business arrangement of any of the Franchise Systems that is defined as a “franchise” under the FTC Rule or any applicable Legal Requirements and that is owned or operated pursuant to a Franchise Agreement with a Franchisor.

“Franchise Agreement” means any currently effective Contract pursuant to which a Franchisor grants or has granted any Person the right, option or license (whether or not subject to certain qualifications or conditions) to establish, develop, own, acquire or operate a Franchise Business using any Franchise System, brand, trademark, service mark, trade name, proprietary system or other Intellectual Property of such granting Person, whether for a specified location, area, or territory, and including any franchise agreements, license agreements, area development agreements, multi-unit license or franchise agreements, master license or franchise agreements, area representative agreements, or similar Contract granting the right or option to develop, operate or acquire a Franchise in any location, area or territory.

“Franchise Business” means a business to which a Person has been granted the right to operate pursuant to a Franchise Agreement with a Franchisor with respect to one or more of the Franchise Systems.

“Franchise Laws” means the FTC Rule and any other Legal Requirements (including the laws of any state in the United States, the federal laws of the United States, the laws of any province in Canada, the federal laws of Canada, and any national, state, provincial, or local Governmental Body) governing the Acquired Companies’ offer and sale of Franchises, business opportunities, seller-assisted marketing plans or similar arrangements, or governing the relationship of the parties to a Franchise arrangement, including in the areas of terminating, failing to renew, and transferring that arrangement or agreement.

“Franchise System” means the “REMAX” and “Motto Mortgage” franchise systems.

“Franchisee” means a Person that is a party to a Franchise Agreement with a Franchisor.

“Franchisor” means an Acquired Company that owns, or has the rights to use and license others to use, a Franchise System, and grants Franchises for such Franchise Systems.

“fraud” has the meaning assigned to such term in Section 7.2 of this Agreement.

“FTC Rule” means the U.S. Federal Trade Commission regulation rule entitled “Disclosure Requirements and Prohibitions Concerning Franchising,” 16 C.F.R. Part 436.1 et seq, as amended.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authorization” means: (a) any permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement, including the expiration of the waiting period under the HSR Act, any required approval or clearance of any Governmental Body pursuant to any applicable foreign Legal Requirement relating to antitrust or competition matters and any required approval or clearance of any Governmental Body pursuant to any Foreign Investment Law; or (b) any right under any Contract with any Governmental Body.

“Governmental Body” means: (a) any multinational or supranational body exercising legislative, judicial or regulatory powers; (b) any nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (c) any federal, state, provincial, local, municipal, foreign or other government; (d) any instrumentality, subdivision, department, ministry, board, bureau, commissioner, court, administrative agency or commission, or other governmental entity, authority or instrumentality or political subdivision thereof; or (e) any quasi-governmental, professional association or organization or private body exercising any executive, legislative, judicial, regulatory, taxing, importing or other governmental functions or any stock exchange or self-regulatory organization.

“Grant Date” has the meaning assigned to such term in Section 2.2(b) of this Agreement.

“GST/HST” has the meaning assigned to such term in Section 3.16(p) of this Agreement.

“Holder” has the meaning assigned to such term in Section 1.8(b)(i) of this Agreement.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnification Documents” has the meaning assigned to such term in Section 5.10(a) of this Agreement.

“Indemnified Persons” has the meaning assigned to such term in Section 5.10(a) of this Agreement.

“Information Privacy and Security Laws” means all applicable Legal Requirements relating to the privacy, security and processing, including cross-border transfer, of Personal Data, general consumer protection laws as applied in the context of data privacy, data breach notification, electronic communication, telephone and text message communications, marketing by email or other channels, and all regulations promulgated by Governmental Bodies thereunder.

“Information Privacy and Security Requirements” means (i) Information Privacy and Security Laws; (ii) all externally published and posted policies, procedures, agreements and notices relating to the collection, use, storage, disclosure, destruction, processing or cross-border transfer of Personal Data; (iii) any Contracts and/or binding codes of conduct relating to the collection, use, storage, disclosure, destruction, processing or cross-border transfer of Personal Data; and (iv) applicable standards published by the Payment Card Industry Security Standards Council.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, whether registered or unregistered, under the applicable Legal Requirements of any jurisdiction throughout the world or rights under international treaties, both statutory and common law rights, including: (a) rights in inventions, industrial designs, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common law and moral rights therein, rights in software, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in confidential or proprietary information, including designs, formulations, algorithms, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs and rights in social media handles; (f) any tangible embodiments of the foregoing; and (g) all other similar or equivalent intellectual property, industrial or proprietary rights.

“Interim Order” means the interim order of the Arrangement Court to be issued following the application therefor submitted to the Arrangement Court, in a form and substance acceptable to Parent and the Company, each acting reasonably, providing for, among other things, the calling and holding of the Parent Shareholders’ Meeting, as such order may be amended, supplemented, modified or varied by the Arrangement Court with the consent of Parent and the Company, each acting reasonably.

“Intervening Event” has the meaning assigned to such term in Section 4.3(c) of this Agreement.

“IRS” means the United States Internal Revenue Service.

“IT System” means any Software, hardware, network or information technology or computer systems, including any server, workstation, network, router, hub, switch, data line, database, firewall, desktop application, server-based application, mobile application, or cloud service.

“JP Morgan” has the meaning assigned to such term in Section 2.22 of this Agreement.

“knowing and intentional breach” has the meaning assigned to such term in Section 7.2 of this Agreement.

An Entity shall be deemed to have “Knowledge” of a fact or other matter if (a) with respect to the Company, any individual listed in Section 1.1 of the Company Disclosure Schedule has actual knowledge of such fact or other matter, or (b) with respect to Parent, any individual listed in Section 1.1 of the Parent Disclosure Schedule has actual knowledge of such fact or other matter, in each case after reasonable inquiry of such individual’s direct reports.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing, or inquiry commenced, brought, conducted or heard by or before, any court or other Governmental Body of competent jurisdiction or any arbitrator or arbitration panel with binding authority over the relevant parties.

“Legal Requirement” means any federal, state, provincial, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, guidance, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“Listing” has the meaning assigned to such term in Section 5.14 of this Agreement.

“Master Franchise Agreements” has the meaning assigned to such term in Section 2.19 of this Agreement.

“Material Adverse Effect on Parent” means any effect, change, development, event or circumstance (“Effect”) that, considered individually or together with all other Effects, has had or resulted in, or would reasonably be expected to have or result in, a material adverse effect on the business, financial condition or results of operations of the Parent Entities, taken as a whole; provided, however, that no Effect to the extent directly or indirectly resulting from, arising out of, attributable to or related to any of the following shall be deemed to constitute a Material Adverse Effect on Parent and none of the following shall be deemed to be or constitute a Material Adverse Effect on Parent or be taken into account in determining whether a Material Adverse Effect on Parent has occurred or would reasonably be expected to occur: (a) economic, financial, regulatory, credit, foreign exchange or capital market conditions, including interest and exchange rates, tariffs and trade wars, in the United States or in other locations in which the Parent Entities have operations, and any changes thereto or any U.S. government shutdown; (b) conditions generally affecting the industries in which the Parent Entities operate, and any changes thereto (including seasonal fluctuations); (c) changes in the stock price or trading volume of the Parent Common Shares (it being understood, however, that the facts or circumstances giving rise to any such change in stock price or trading volume that are not otherwise excluded from this definition of “Material Adverse Effect on Parent” may be taken into account in determining whether a Material Adverse Effect on Parent has occurred or would reasonably be expected to occur); (d) the failure of Parent to meet internal or securities analysts’ published projections of earnings or revenues (it being understood, however, that the facts or circumstances giving rise to any such failure that are not otherwise excluded from this definition of “Material Adverse Effect on Parent” may be taken into account in determining whether a Material Adverse Effect on Parent has occurred or would reasonably be expected to occur); (e) changes that are effected after the date of this Agreement in Legal Requirements, or changes that are effected after the date of this Agreement in GAAP or other accounting standards (or the interpretation thereof); (f) political or geopolitical conditions in the United States or any other country in the world in which the Parent Entities have operations, or acts of war, sabotage, acts of armed hostility or terrorism (including cyberterrorism) that occur in the United States or in other locations in which the Parent Entities have operations, or the worsening of such conditions threatened or existing as of the date hereof, and any changes thereto or responses thereto by a Governmental Body; (g) acts of God, earthquakes, hurricanes, tsunamis, tornados, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, cyberattacks, data breaches, pandemics or disease outbreaks or other force majeure events, or the worsening of such conditions threatened or existing as of the date hereof; (h) the negotiation, execution, delivery, announcement or pendency of this Agreement or the anticipated (and actual) consummation of the Mergers and the Arrangement, and the changes in relationships with or losses of customers, suppliers or other business partners or employees resulting from the foregoing; (i) any shareholder class action, securities litigation or derivative litigation commenced against Parent (or the officers or directors or material shareholders of Parent) after the date of this Agreement and arising from or relating to (A) allegations of breach of fiduciary duty of Parent’s directors relating to their approval of this Agreement or any transactions in connection herewith, and/or (B) allegations of false or misleading public disclosure by Parent with respect to this Agreement or any of the foregoing matters in clause (A) and any Legal Proceeding commenced by any Governmental Body under antitrust or other competition Legal Requirements in relation to the Mergers or any other Contemplated Transactions; (j) any action or failure to act that is requested by the Company, any action expressly required by this Agreement, or any action expressly prohibited by this Agreement; or (k) any requirements imposed by any Governmental Body as a condition to obtaining the Governmental Authorizations or Consents; provided, that with respect to each of the exceptions set forth in clauses (a), (b), (e), (f) and (g), if such change, development, event or circumstance has had a disproportionate impact on the Parent Entities as compared to other companies in the industries in which the Parent Entities operate, then only the incremental disproportionate adverse impact of such change, development, event or circumstance shall be taken into account for the purposes of determining whether a Material Adverse Effect on Parent has occurred or would reasonably be expected to occur.

“Material Adverse Effect on the Company” means any Effect that, considered individually or together with all other Effects, has had or resulted in, or would reasonably be expected to have or result in, a material adverse effect on the business, financial condition or results of operations of the Acquired Companies taken as a whole; provided, however, that, no Effect to the extent directly or indirectly resulting from, arising out of, attributable to or related to any of the following shall be deemed to constitute a Material Adverse Effect on Company and none of the following shall be deemed to constitute a Material Adverse Effect on the Company or be taken into account in determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur: (a) economic, financial, regulatory, credit, foreign exchange or capital market conditions, including interest and exchange rates, tariffs and trade wars, in the United States or in other locations in which the Acquired Companies have operations, and any changes thereto or any U.S. government shutdown; (b) conditions generally affecting the industries in which the Acquired Companies operate, and any changes thereto (including seasonal fluctuations); (c) changes in the stock price or trading volume of the Company Common Stock (it being understood, however, that the facts or circumstances giving rise to any such change in stock price or trading volume that are not otherwise excluded from this definition of “Material Adverse Effect on the Company” may be taken into account in determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur); (d) the failure of the Company to meet internal or securities analysts’ published projections of earnings or revenues (it being understood, however, that the facts or circumstances giving rise to any such failure that are not otherwise excluded from this definition of “Material Adverse Effect on the Company” may be taken into account in determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur); (e) changes that are effected after the date of this Agreement in Legal Requirements, or changes that are effected after the date of this Agreement in GAAP or other accounting standards (or the interpretation thereof); (f) political or geopolitical conditions in the United States or any other country in the world in which the Acquired Companies have operations, or acts of war, sabotage, acts of armed hostility or terrorism (including cyberterrorism) that occur in the United States or in other locations in which the Acquired Companies have operations, or the worsening of such conditions threatened or existing as of the date hereof, and any changes thereto or responses thereto by a Governmental Body; (g) acts of God, earthquakes, hurricanes, tsunamis, tornados, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, cyberattacks, data breaches, pandemics or disease outbreaks or other force majeure events, or the worsening of such conditions threatened or existing as of the date hereof; (h) the negotiation, execution, delivery, announcement or pendency of this Agreement or the anticipated (and actual) consummation of the Mergers, the Rhino Merger or the Arrangement, and the changes in relationships with or losses of customers, suppliers or other business partners or employees resulting from the foregoing; (i) any (x) stockholder class action, securities litigation or derivative litigation commenced against the Company or Rhino (or the officers or directors or material stockholders of the Company or Rhino) after the date of this Agreement and arising from or relating to (A) allegations of breach of fiduciary duty of the Company’s or Rhino’s directors relating to their approval of this Agreement or the Rhino Merger Agreement or any transactions in connection herewith or therewith, and/or (B) allegations of false or misleading public disclosure by the Company with respect to this Agreement or any of the foregoing matters in clause (x)(A) above, and (y) any Legal Proceeding commenced by any Governmental Body under antitrust or other competition Legal Requirements in relation to the Mergers or any other Contemplated Transactions; (j) any action or failure to act that is requested by Parent, any action expressly required by this Agreement, or any action expressly prohibited by this Agreement; or (k) any requirements imposed by any Governmental Body as a condition to obtaining the Governmental Authorizations or Consents; provided, that with respect to each of the exceptions set forth in clauses (a), (b), (e), (f) and (g), if such change, development, event or circumstance has had a disproportionate impact on the Acquired Companies as compared to other companies in the industries in which the Acquired Companies operate, then only the incremental disproportionate adverse impact of such change, development, event or circumstance shall be taken into account for the purposes of determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur.

“Material Contract” has the meaning assigned to such term in Section 2.19(a) of this Agreement.

“Maximum Premium” has the meaning assigned to such term in Section 5.10(c) of this Agreement.

“Merger Consideration” means the Stock Election Consideration or Cash Election Consideration.

“Merger Sub I” has the meaning assigned to such term in the preamble to this Agreement.

“Merger Sub I Common Stock” has the meaning assigned to such term in Section 1.7(b) of this Agreement.

“Merger Sub II” has the meaning assigned to such term in the preamble to this Agreement.

“Mergers” has the meaning assigned to such term in the recitals to this Agreement.

“Morgan Stanley” has the meaning assigned to such term in Section 3.26 of this Agreement.

“Multilateral Instrument 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

“Nasdaq” means the Nasdaq Stock Market.

“Nasdaq Rules” means the rules and regulations of Nasdaq.

“National Instrument 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.

“New Wildlife” has the meaning assigned to such term in the preamble to this Agreement.

“New Wildlife 401(k) Plan” has the meaning assigned to such term in Section 5.9(g) of this Agreement.

“New Wildlife Board” has the meaning assigned to such term in Section 1.6(g) of this Agreement.

“New Wildlife Common Stock” means the shares of common stock, par value $0.001 per share, of New Wildlife.

“New Wildlife Consents” has the meaning assigned to such term in Section 5.19 of this Agreement.

“New Wildlife RSU” means a restricted stock unit representing the right to vest in and be issued New Wildlife Common Stock by New Wildlife assumed by New Wildlife in connection with the Mergers, which right vests solely based on continued service to New Wildlife or an Affiliate of New Wildlife, including units that settle on a deferred basis.

“Non-Election Shares” means shares of Company Common Stock other than shares as to which a Cash Election or Stock Election has been effectively made and not revoked or lost pursuant to Section 1.8(b)(vi) of this Agreement.

“Notice of Recommendation Change” has the meaning assigned to such term in Section 4.3(b)(v)(C) of this Agreement.

“Notice Period” has the meaning assigned to such term in Section 4.3(b)(iv) of this Agreement.

“NYSE” means the New York Stock Exchange.

“NYSE Rules” means the rules and regulations of the NYSE.

“Open Source Software” means Software that is licensed, distributed, conveyed or made available under “open source”, “free software” or similar terms, and any Software distributed or made available under any license that is approved by the Open Source Initiative and listed at https://www.opensource.org/licenses, including the GPL, LGPL, Mozilla License, Apache License, Common Public License, BSD license or similar terms.

“Order” means any order, writ, injunction, judgment or decree.

“OpCo common units” means the common units of RMCO, LLC.

“Parent” has the meaning assigned to such term in the preamble to this Agreement.

“Parent Associate” means any current or former employee, Contract Worker, advisor, officer, member of the board of directors or managers (or similar body) or other individual service provider of or to any of the Parent Entities.

“Parent Balance Sheet” means the audited consolidated balance sheet of Parent and its consolidated Subsidiaries as of December 31, 2025 included in Parent’s Annual Report on Form 40-F for the fiscal year ended December 31, 2025, as filed with the SEC on March 4, 2026.

“Parent Board” means the board of directors of Parent.

“Parent Board Recommendation” has the meaning assigned to such term in Section 4.3(b)(iv) of this Agreement.

“Parent Capitalization Date” has the meaning assigned to such term in Section 3.2(a) of this Agreement.

“Parent Common Shares” means the common shares, without par value, of Parent.

“Parent Contributor” has the meaning assigned to such term in Section 3.18(e) of this Agreement.

“Parent Disclosure Schedule” means the disclosure schedule that has been prepared by Parent in accordance with the requirements of Section 8.6 of this Agreement and has been delivered by Parent to the Company on the date of this Agreement.

“Parent Entity” means (a) Parent and (b) each Subsidiary of Parent.

“Parent Equity Award” means any Parent Option or Parent RSU.

“Parent Equity Plans” means Parent’s 2025 Stock Incentive Plan, Parent’s Amended and Restated Omnibus Incentive Plan, Parent’s Omnibus Incentive Plan, Parent’s Stock Option Plan and Parent’s Restricted Share Unit Plan.

“Parent Governing Documents” has the meaning assigned to such term in Section 3.1(a) of this Agreement.

“Parent Intellectual Property” has the meaning assigned to such term in Section 3.18(a) of this Agreement.

“Parent Material Contract” has the meaning assigned to such term in Section 3.21 of this Agreement.

“Parent Option” means an option to purchase Parent Common Shares from Parent (whether granted by Parent pursuant to the Parent Equity Plans, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Parent Owned IP” means all Intellectual Property owned or purported to be owned by Parent or its Subsidiaries.

“Parent Permit” has the meaning assigned to such term in Section 3.11(b) of this Agreement.

“Parent Plan” means each material Plan that is maintained, sponsored or contributed to or required to be contributed to by any of the Parent Entities or any Affiliate of any Parent Entity or any ERISA Affiliate primarily for the benefit of or relating to any Parent Associate providing services in the United States and Canada or the beneficiaries or dependents of any such individual, or with respect to which any Parent Entity has any Liability, excluding any employee benefit plan established pursuant to applicable Legal Requirements that are maintained by a Governmental Body, including the Canada Pension Plan, Employment Insurance and workers’ compensation insurance.

“Parent Public Reports” has the meaning assigned to such term in Section 3.7(b) of this Agreement.

“Parent Real Property Lease” has the meaning assigned to such term in Section 3.20(a) of this Agreement.

“Parent Registered IP” has the meaning assigned to such term in Section 3.18(a) of this Agreement.

“Parent Regulatory Termination Fee” means an amount equal to $36,000,000.

“Parent Reimbursement Obligations” has the meaning assigned to such term in Section 5.23(a)(viii) of this Agreement.

“Parent RSU” means a restricted stock unit equivalent in value to one Parent Common Share, representing the right, upon vesting, to receive settlement in the form of Parent Common Shares or cash, whether granted by Parent pursuant to the Parent Equity Plans, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested, which right vests solely based on continued service to Parent or an Affiliate of Parent, including units that settle on a deferred basis.

“Parent Securities” means Parent Common Shares and Parent Equity Awards.

“Parent Shareholders’ Meeting” has the meaning assigned to such term in Section 5.4(a) of this Agreement and includes any adjournment or postponement thereof.

“Parent Share Repurchase Authorization Program” means the Share Repurchase Authorization Program of Parent, effective May 30, 2025.

“Parent Stock Exchange” means the Nasdaq.

“Parent Tax Counsel” has the meaning assigned to such term in Section 6.2(e) of this Agreement.

“Parent Termination Fee” means an amount equal to $31,000,000.

“Payoff Letter” has the meaning assigned to such term in Section 5.24(a) of this Agreement.

“Per Share Cash Price” means $13.80.

“Permitted Encumbrance” means any of the following: (a) Encumbrances for Taxes or other governmental assessments not yet due and payable or that are being contested in good faith by appropriate proceedings for which reserves have been maintained in accordance with GAAP; (b) Encumbrances imposed by Legal Requirements, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business; (c) pledges or deposits arising in the ordinary course of business to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) Encumbrances that do not, individually or in the aggregate, materially adversely affect the value of or the present use of such asset; (e) any pledge, deposit or other lien securing the performance of bids, trade contracts (other than contracts in respect of indebtedness), leases, surety and appeal bonds, performance bonds and other obligations of a similar nature; (f) Encumbrances imposed on the underlying fee interest in real property subject to a lease; (g) matters that would be disclosed by an accurate survey or inspection of the real property; (h) Encumbrances that will be released prior to or as of the Closing; (i) Encumbrances created by or through, in the case of the Company, any of the Parent Entities; (j) Encumbrances arising under this Agreement, any ancillary agreements, or as a result of the Contemplated Transactions; and (k) Encumbrances listed on the Company Balance Sheet or Parent Balance Sheet, as applicable.

“Person” means any individual, Entity or Governmental Body.

“Personal Data” means: (a) any information that identifies, or in combination with other information may reasonably identify, is linked to, or relates to an individual or household, or is reasonably capable of being associated with an individual or household; and (b) any data or information that qualifies as “personal data,” “personal information,” “personally identifiable information,” “non-public financial personal information” or any similar term under applicable Information Privacy and Security Requirements.

“Plan” means: (a) each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (b) any other employment, consulting, salary, bonus, commission, other remuneration, stock option, stock purchase or other equity-based award (whether payable in cash, securities or otherwise), benefit, incentive compensation, profit sharing, savings, pension, retirement (including early retirement and supplemental retirement), disability, insurance (including life and health insurance), vacation, deferred compensation, supplemental retirement (including termination indemnities and seniority payments), severance, termination, redundancy, retention, change of control, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, and similar fringe, welfare or other employee benefit plan, program, agreement, Contract, policy or binding arrangement (whether or not in writing).

“Plan of Arrangement” means the plan of arrangement of Parent, substantially in the form set out in Exhibit G, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Arrangement Court in the Final Order with the prior written consent of Parent and the Company, each acting reasonably.

“Post-Close Bonus Period” has the meaning assigned to such term in Section 5.9(c) of this Agreement.

“Post-Closing Plans” has the meaning assigned to such term in Section 5.9(e) of this Agreement.

“Pre-Close Bonus Period” has the meaning assigned to such term in Section 5.9(c) of this Agreement.

“Pre-Close Bonus” has the meaning assigned to such term in Section 5.9(c) of this Agreement.

“Pre-Closing Financing Deliverables” has the meaning assigned to such term in Section 5.23(a)(viii) of this Agreement.

“Pre-Closing Period” means the period commencing on the date of this Agreement and ending at the earlier of (i) the valid termination of this Agreement pursuant to Section 7.1 and (ii) the First Merger Effective Time.

“process,” “processed,” “processes,” or “processing” means any operation or set of operations performed on data, whether or not by automatic means, such as receipt, collection, access, monitoring, maintenance, creation, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, processing, analysis, transfer, transmission, disclosure, dissemination or otherwise making available, alignment or combination, blocking, erasure or destruction.

“Prohibited Modifications” has the meaning assigned to such term in Section 5.22(b) of this Agreement.

“Proprietary Software” means all Software owned or purported to be owned by an Entity or any of its Subsidiaries.

“Proxy Statement/Prospectus” means collectively the Company’s proxy statement and Parent’s management information circular (together with any amendments or supplements thereto) relating to the Company Stockholders’ Meeting and the Parent Shareholders’ Meeting, respectively, which will be used together with a prospectus of New Wildlife with respect to the shares of New Wildlife Common Stock issuable in connection with the Mergers and the Arrangement (it being understood that such proxy statement, prospectus and management information circular and any other applicable documentation with respect to the Parent Shareholders’ Meeting may be used as a joint offering document if the parties agree on that approach).

“Redacted Fee Letter” means the fee letter referred to in the Debt Commitment Letter (or otherwise executed in connection with the Debt Commitment Letter or the Definitive Agreements) which may be redacted solely to omit fee existence and/or amounts, “market flex” provisions, “securities demand” provisions, pricing terms, pricing caps and/or other economic terms and commercially sensitive information, in each case, in a customary manner; provided, that such redactions do not relate to any terms that could adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing being made available by the Debt Financing Sources on the Closing Date.

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA.

“Registration Statement” means the registration statement on Form S-4 (together with any amendments or supplements thereto) pursuant to which the offer and sale of shares of New Wildlife Common Stock in connection with the Mergers, Rhino Merger and the Arrangement will be registered pursuant to the Securities Act and in which the Proxy Statement/Prospectus will be included as a prospectus of New Wildlife.

“Regulatory Material Adverse Effect” means any Remedy, taken together with the circumstances related to such Remedy, that, if carried out, would reasonably be expected to have or result in a material adverse effect on the business, financial condition or results of operations of New Wildlife and its Subsidiaries, taken as a whole, after giving effect to the Contemplated Transactions; provided, that, in determining the existence of a Regulatory Material Adverse Effect, (a) the circumstances described in clauses (a) through (j) of the definitions of Material Adverse Effect on the Company and Material Adverse Effect on Parent that are unrelated to such Remedy shall not be taken into account when determining if any such Remedy results in a Regulatory Material Adverse Effect, and (b) for the avoidance of doubt, the circumstances described in clause (k) of such definitions that are related to such Remedy shall be taken into account when determining if any such Remedy results in a Regulatory Material Adverse Effect.

“Remedy” has the meaning assigned to such term in Section 5.11(c) of this Agreement.

“Representatives” means directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.

“Required Company Stockholder Vote” has the meaning assigned to such term in Section 2.21 of this Agreement.

“Required Financial Information” means the financial information of the Company and its Subsidiaries required by paragraph 3 of Exhibit B to the Debt Commitment Letter or in connection with any Alternative Financing.

“Required Parent Shareholder Vote” has the meaning assigned to such term in Section 5.3(a)(ii) of this Agreement.

“Residual Shares” has the meaning assigned to such term in Section 5.7(f) of this Agreement.

“Restraints” has the meaning assigned to such term in Section 6.1(e) of this Agreement.

“Rhino” has the meaning assigned to such term in the recitals to this Agreement.

“Rhino Holder” has the meaning assigned to such term in Section 1.8(b)(i) of this Agreement.

“Rhino Merger” has the meaning assigned to such term in the recitals to this Agreement.

“Rhino Merger Agreement” has the meaning assigned to such term in the recitals to this Agreement.

“Sanctioned Country” means any country or region that is the subject of comprehensive, territorial Sanctions (currently Cuba, Iran, North Korea, and the Crimea, Donetsk People’s Republic, Luhansk People’s Republic, Kherson, and Zaporizhzhia regions of Ukraine).

“Sanctioned Person” means any Person that is, or is owned or controlled, directly or indirectly, by, or whose property is deemed under Canadian Sanctions to be owned by, one or more persons that are: (i) the subject or target of any Sanctions; or (ii) located, organized, or resident in a Sanctioned Country.

“Sanctions” means economic or trade sanctions administered or enforced by the United States Government, including the Department of the Treasury’s Office of Foreign Assets Control and the U.S. Department of State, the United Nations Security Council, Canada, including Public Safety Canada and Global Affairs Canada, the European Union, His Majesty’s Treasury, Australia, or other relevant sanctions authority.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

“SEC” means the United States Securities and Exchange Commission.

“Second Merger” has the meaning assigned to such term in the recitals to this Agreement.

“Second Merger Effective Time” has the meaning assigned to such term in Section 1.5 of this Agreement.

“Section 16 Information” has the meaning assigned to such term in Section 5.15 of this Agreement.

“Section 409A” has the meaning assigned to such term in Section 2.10(f) of this Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“SEDAR+” has the meaning assigned to such term in Section 3 of this Agreement.

“Severance Plans” has the meaning assigned to such term in Section 5.9(c) of this Agreement.

“Share Consolidation” has the meaning set forth in the Recitals.

“Share Consolidation Ratio” has the meaning set forth in the Recitals.

“Software” means, collectively, computer software (including APIs, drivers, scripts, and other code), firmware and other code incorporated or embodied in hardware devices, data files, source code, object code, and executable code, architecture, schematics, software models and methodologies, algorithms, data files or records, computerized databases, plugins, libraries, compilers, tools, user interfaces, manuals and all related specifications and documentation.

“Solvent” has the meaning assigned to such term in Section 3.17 of this Agreement.

“Specified Acquisition” has the meaning assigned to such term in Section 5.11(g) of this Agreement.

“Specified New Wildlife Director” has the meaning assigned to such term in Section 1.6(g) of this Agreement.

“Specified PSU” means each Company PSU that (i) is vested but not yet settled as of immediately prior to the First Merger Effective Time, or (ii) vests effective as of the First Merger Effective Time in accordance with its terms.

“Specified RSU” means each Company RSU that (i) is vested but not yet settled as of immediately prior to the First Merger Effective Time, (ii) is outstanding as of immediately prior to the First Merger Effective Time and was granted to a non-employee member of the Company Board, or (iii) vests effective as of the First Merger Effective Time in accordance with its terms.

“Stock Electing Share” has the meaning assigned to such term in Section 1.7(a)(i)(A) of this Agreement.

“Stock Election” has the meaning assigned to such term in Section 1.7(a)(i)(A) of this Agreement.

“Stock Election Consideration” has the meaning assigned to such term in Section 1.7(a)(i)(A) of this Agreement.

“Stock Election Exchange Ratio” means 5.150 prior to the Share Consolidation. The Stock Election Exchange Ratio will be adjusted by dividing 5.150 by 10 (reflecting the Share Consolidation Ratio) upon completion of the Share Consolidation pursuant to the Plan of Arrangement, with such adjustment to be effective prior to the First Merger Effective Time.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting or financial interests in such Entity; provided, however, that for the purposes of this Agreement, with respect to the Company, Rhino shall not be deemed to be a “Subsidiary” thereof.

“Superior Proposal” has the meaning assigned to such term in Section 4.3(c) of this Agreement.

“Surviving Company” has the meaning assigned to such term in Section 1.3 of this Agreement.

“Takeover Statute” has the meaning assigned to such term in Section 2.20 of this Agreement.

“Tax” means any federal, state, local, foreign or other tax (including any income, franchise, capital gains, gross receipts, value-added, surtax, estimated, unemployment, national health insurance, excise, ad valorem, transfer, stamp, sales, use, property, business, withholding or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, in each case, of a kind in the nature of a tax, and any related charge or amount imposed with respect thereto (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“TRA Termination Agreement” has the meaning assigned to such term in the recitals to this Agreement.

“Uncertificated Share” has the meaning assigned to such term in Section 1.7(d) of this Agreement.

“Voting and Support Agreements” means those Voting and Support Agreements in connection with the Mergers and Arrangement substantially in the form attached hereto as Exhibit C and Exhibit D, as applicable.

EXHIBIT B

FORM OF RHINO MERGER AGREEMENT

[Intentionally Omitted]

B-1

EXHIBIT C

FORM OF COMPANY VOTING AND SUPPORT AGREEMENT

[Intentionally Omitted]

C-1

EXHIBIT D

FORM OF PARENT VOTING AND SUPPORT AGREEMENT

[Intentionally Omitted]

D-1

EXHIBIT E

FORM OF REGISTRATION RIGHTS AGREEMENT

E-1

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made as of [●], 2026, between Rome Wildlife, Inc., a Delaware corporation (the “Company) and [•]1 (the “Stockholder”).

In consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

Section 1.                Definitions. As used herein, the following terms have the following meanings:

“Agreement” has the meaning set forth in the preamble.

“Capital Stock” means (i) with respect to any Person that is a corporation, any and all shares, interests or equivalents in capital stock of such corporation (whether voting or nonvoting and whether common or preferred) including shares of Common Stock and (ii) with respect to any Person that is not a corporation, individual or governmental entity, any and all partnership, membership, limited liability company or other equity interests of such Person that confer on the holder thereof the right to receive a share of the profits and losses of, or the distribution of assets of the issuing Person, including in each case any and all warrants, rights (including conversion and exchange rights) and options to purchase any of the foregoing.

“Common Stock” means the Company’s common stock, par value $0.001 per share.

“Company” has the meaning set forth in the preamble.

“Demand Registrations” has the meaning set forth in Section 2(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

“FINRA” means the Financial Industry Regulatory Authority.

“Free Writing Prospectus” means a free-writing prospectus, as defined in Rule 405.

“Holdback Period” has the meaning set forth in Section 4(a).

“Indemnified Parties” has the meaning set forth in Section 7(a).

“Joinder” has the meaning set forth in Section 9.

“Long-Form Registrations” has the meaning set forth in Section 2(a).

1 Note to Draft: To include Founder (and, if applicable, spouse or family trusts, etc.).

“Permitted Transferee” means, with respect to the Stockholder, the Stockholder’s spouse, any lineal ascendants or descendants or trusts or other entities in which the Stockholder or the Stockholder’s spouse, lineal ascendants or descendants hold (and continue to hold while such trusts or other entities hold Common Stock) 50.1% or more of such entity’s beneficial interests.

“Person” means an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or a government or department or agency thereof.

“Piggyback Registrations” has the meaning set forth in Section 3(a).

“Public Offering” means any sale or distribution by the Company and/or holders of Registrable Securities to the public of Common Stock pursuant to an offering registered under the Securities Act.

“Registrable Securities” means (i) any Common Stock owned by the Stockholder (or its Permitted Transferee) as of the date hereof and (ii) any Common Stock issued or issuable with respect to the securities referred to in clause (i) above by way of dividend, distribution, split or combination of securities, or any recapitalization, merger, consolidation or other reorganization. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when they have been (a) sold or distributed pursuant to a Public Offering, (b) sold to the public through a broker, dealer or market maker in compliance with Rule 144 or other exemption from registration under the Securities Act, or (c) repurchased by the Company or a subsidiary of the Company. For purposes of this Agreement, a Person shall be deemed to be a holder of Registrable Securities, and the Registrable Securities shall be deemed to be in existence, whenever such Person has the right to acquire, directly or indirectly, such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of Registrable Securities hereunder; provided a holder of Registrable Securities may only request that Registrable Securities in the form of Common Stock be registered pursuant to this Agreement.

“Registration Expenses” has the meaning set forth in Section 6(a).

“Rule 144,” “Rule 158,” “Rule 405,” “Rule 415” and “Rule 462” mean, in each case, such rule promulgated under the Securities Act (or any successor provision) by the Securities and Exchange Commission, as the same shall be amended from time to time, or any successor rule then in force.

“Sale of the Company” means a sale of all or substantially all of the Company’s assets determined on a consolidated basis or a sale of a majority of the Company’s outstanding Common Stock, in either case, whether by merger, recapitalization, consolidation, reorganization, combination or otherwise, provided that neither (a) a transaction solely for the purpose of changing the jurisdiction of domicile of the Company, nor (b) a transaction solely for the purpose of changing the form of entity of the Company, shall constitute a Sale of the Company.

“Sale Transaction” has the meaning set forth in Section 4(a).

“Securities” has the meaning set forth in Section 4(a).

“Securities Act” means the Securities Act of 1933, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

“Shelf Registration” has the meaning set forth in Section 2(c).

“Short-Form Registrations” has the meaning set forth in Section 2(a).

“Suspension Period” has the meaning set forth in Section 5(a)(vi).

“Violation” has the meaning set forth in Section 7(a).

“WKSI” means a “well-known seasoned issuer” as defined under Rule 405.

Section 2.                Demand Registrations.

(a)           Requests for Registration. Subject to the terms and conditions of this Agreement, the holders of at least 51% of the Registrable Securities shall be entitled to direct that the Company register the sale of all or any portion of their Registrable Securities on Form S-1 or any similar long-form registration (“Long-Form Registrations”), and the holders of at least 51% of the Registrable Securities shall be entitled to direct that the Company register the sale of all or any portion of their Registrable Securities on Form S-3 (including pursuant to Rule 415) or any similar short-form registration (“Short-Form Registrations”) if available. All registrations requested pursuant to this Section 2 are referred to herein as “Demand Registrations.”

(b)            Long-Form Registrations. The holders of the Registrable Securities shall each be entitled to request two (2) Long-Form Registrations in which the Company shall pay all Registration Expenses. A registration shall not count as one of the permitted Long-Form Registrations until (i) at least 75% of the Registrable Securities requested to be included in such registration by the requesting holders have been registered and (ii) such registration has become effective in accordance with the Securities Act and all applicable rules and regulations promulgated thereunder. All Long-Form Registrations shall be underwritten registrations unless otherwise approved by the holders of a majority of the Registrable Securities requesting registration. Notwithstanding the foregoing, if a Long-Form Registration is withdrawn by the holders of Registrable Securities who requested such registration prior to the time it has become effective for reasons other than the disclosure of information concerning the Company that is materially adverse to the Company or the trading price of the Common Stock (which disclosure is made by the Company after the date that such registration is requested pursuant to Section 2(a)), such Long-Form Registration shall count as one of the permitted Long-Form Registrations hereunder unless the holders of Registrable Securities who requested such registration reimburse the Company for all of the Registration Expenses incurred by the Company prior to such withdrawal.

(c)            Short-Form Registrations.

(i)             In addition to the Long-Form Registrations provided pursuant to Section 2(b), the holders of the Registrable Securities shall each be entitled to request an unlimited number of Short-Form Registrations in which the Company shall pay all Registration Expenses. Demand Registrations shall be Short-Form Registrations whenever the Company is permitted to use any applicable short form and if the managing underwriters (if any) agree to the use of a Short-Form Registration. The Company shall use its reasonable best efforts to make Short-Form Registrations available for the sale of Registrable Securities. If the holders of a majority of the Registrable Securities request that a Short-Form Registration be filed pursuant to Rule 415 (a “Shelf Registration”) and the Company is qualified to do so, the Company shall use its reasonable best efforts to cause the Shelf Registration to be declared effective under the Securities Act as soon as practicable after filing, and once effective, the Company shall cause the Shelf Registration to remain continuously effective for a period ending on the earlier of (i) the date on which all Registrable Securities included in such registration have been sold or distributed pursuant to the Shelf Registration or (ii) the date as of which all of the Registrable Securities included in such registration are able to be sold without limitation or restriction within a three-month period in compliance with Rule 144. If thereafter for any reason the Company ceases to be a WKSI or becomes ineligible to utilize Form S-3, the Company shall prepare and file with the Securities and Exchange Commission a registration statement or registration statements on such form that is available for the sale of Registrable Securities.

(ii)            Notwithstanding anything to the contrary set forth in this Agreement, in the event that the Company files a Short-Form Registration covering all of the Registrable Securities then outstanding (which, for the avoidance of doubt, may be part of a “universal” shelf registration statement filed by the Company) and such Shelf Registration has been declared effective under the Securities Act, the Company shall, for so long as such Shelf Registration remains effective, have no obligations with respect to any Demand Registrations hereunder; provided that, the Stockholder shall be entitled, at any time and from time to time when a Shelf Registration is effective, subject to the terms of this Agreement, to sell any or all of the Registrable Securities covered by such Shelf Registration (a “Shelf Take-Down”) and the Stockholder intending to effect a Shelf Take-Down shall be entitled to request, by written notice to the Company, that the Shelf Take-Down be an underwritten offering (an “Underwritten Shelf Take-Down”). In the case of an Underwritten Shelf Take-Down, the Company may request to include a primary offering of equity securities in such Underwritten Shelf Take-Down, subject to the second sentence of Section 2(d).

(d)           Priority on Demand Registrations. The Company shall not include in any Demand Registration any securities which are not Registrable Securities without the prior written consent of the holders of at least 51% of the Registrable Securities. If a Demand Registration or Underwritten Shelf-Take Down is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering (including, in the case of an Underwritten Shelf Take-Down, primary shares requested to be included by the Company) exceeds the number of Registrable Securities and other securities, if any, which can be sold therein without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company shall include in such registration prior to the inclusion of any securities which are not Registrable Securities the number of Registrable Securities requested to be included which, in the opinion of such underwriters, can be sold, without any such adverse effect, pro rata among the respective holders thereof on the basis of the amount of Registrable Securities owned by each such holder.

(e)            Procedures and Restrictions on Demand Registrations or Underwritten Shelf Take-Downs.

(i)            Each request for a Demand Registration or Underwritten Shelf-Take Down shall specify the approximate number of Registrable Securities requested to be registered and the intended method of distribution. Within ten days after receipt of any such request, the Company shall give written notice of the Demand Registration or Underwritten Shelf-Take Down to all other holders of Registrable Securities and, subject to the terms of Section 2(d), shall include in such Demand Registration or Underwritten Shelf Take-Down (and in all related registrations and qualifications under state blue sky laws and in any related underwriting) all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company’s notice.

(ii)           The Company shall not be obligated to effect any Demand Registration, including any Shelf Registration, or Underwritten Shelf Take-Down if (i) the holders of Registrable Securities, together with the holders of any other securities of the Company entitled to inclusion in such registration or offering, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public (net of any underwriters’ discounts or commissions) of less than $50,000,000 or (ii) within 180 days after the effective date of a previous Demand Registration or Underwritten Shelf Take-Down or a previous registration in which Registrable Securities were included pursuant to Section 3 and in which there was no reduction in the number of Registrable Securities requested to be included. The Company may postpone, for up to 90 days from the date of the request, the filing or the effectiveness of a registration statement for a Demand Registration or an Underwritten Shelf Take-Down, if the Company’s board of directors determines in its reasonable good faith judgment that not postponing such Demand Registration or Underwritten Shelf Take-Down (i) would interfere with a material corporate transaction or (ii) would require the disclosure of material non-public information concerning the Company that at the time is not, in the reasonable good faith judgment of the Company’s board of directors, in the best interest of the Company to disclose and is not, in the opinion of the Company’s legal counsel, otherwise required to be disclosed. In the event that the Company exercises its right to postpone a Demand Registration or Underwritten Shelf Take-Down pursuant to the preceding sentence, the holders of Registrable Securities initially requesting such Demand Registration or Underwritten Shelf Take-Down shall be entitled to withdraw such request, and if such request is withdrawn, such Demand Registration shall not count as one of the permitted Demand Registrations hereunder and the Company shall pay all Registration Expenses in connection with such registration.

(f)            Selection of Underwriters. The holders of a majority of the Registrable Securities included in any Demand Registration or Underwritten Shelf Take-Down shall have the right to select the investment banker(s) and manager(s) to administer the offering; provided that the consent of the Company shall be required for the selection of the investment banker(s) and manager(s) to administer the offering.

(g)           Other Registration Rights. The Company represents and warrants that it is not a party to, or otherwise subject to, any other agreement granting registration rights to any other Person with respect to any securities of the Company.

Section 3.                Piggyback Registrations.

(a)           Right to Piggyback. Whenever the Company proposes to register any of its securities under the Securities Act (other than (i) pursuant to a Demand Registration, or (ii) in connection with registrations on Form S-4 or S-8 promulgated by the Securities and Exchange Commission or any successor or similar forms) and the registration form to be used may be used for the registration of Registrable Securities (a “Piggyback Registration”), the Company shall give prompt written notice to all holders of Registrable Securities of its intention to effect such Piggyback Registration and, subject to the terms of Section 3(c) and Section 3(d), shall include in such Piggyback Registration (and in all related registrations or qualifications under blue sky laws and in any related underwriting) all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 20 days after delivery of the Company’s notice.

(b)           Piggyback Expenses. The Registration Expenses of the holders of Registrable Securities shall be paid by the Company in all Piggyback Registrations, whether or not any such registration became effective.

(c)           Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company shall include in such registration (i) first, the securities the Company proposes to sell, and (ii) second, the Registrable Securities and any other equity securities requested to be included in such registration which, in the opinion of the underwriters, can be sold without any such adverse effect, pro rata among the holders of such Registrable Securities and other equity securities on the basis of the number of shares owned by each such holder.

(d)           Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company’s securities, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company shall include in such registration (i) first, the securities requested to be included therein by the holders requesting such registration which, in the opinion of the underwriters, can be sold without any such adverse effect, (ii) second, the Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of shares owned by each such holder which, in the opinion of the underwriters, can be sold without any such adverse effect and (iii) third, other securities requested to be included in such registration which, in the opinion of the underwriters, can be sold without any such adverse effect.

Section 4.                Holdback Agreements.

(a)            Holders of Registrable Securities. If requested by the Company, each holder of Registrable Securities participating in an underwritten Public Offering (for purposes of this Section 4(a), the words “Common Stock” in the definition of “Public Offering” shall be replaced with the words “Capital Stock of the Company”) shall enter into lock-up agreements with the managing underwriter(s) of such Public Offering in such form as agreed to by the holders of the Registrable Securities participating in such Public Offering. In addition to any such lock-up agreement, each holder of Registrable Securities agrees as follows:

(i)             In connection with any underwritten Public Offering and without the prior written consent of the underwriters managing such Public Offering, such holder shall not, for a period of 90 days following the date of the final prospectus (the “Holdback Period”) relating to such Public Offering, (A) offer, pledge, sell, contract, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act), by such holder or any other securities so owned convertible into or exercisable or exchangeable for Capital Stock or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of owning Capital Stock, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or such other securities, in cash or otherwise (each such transaction, a “Sale Transaction”).

(ii)              The foregoing clause (i) shall not apply to (A) the sale of Capital Stock pursuant to the terms of the underwriting agreement entered into in connection with such underwritten Public Offering, or (B) transactions relating to shares of Capital Stock or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with transfers or dispositions of such shares of Capital Stock or other securities acquired in such open market transactions (other than a filing on Form 5 made after the expiration of the Holdback Period), or (C) transfers of Capital Stock or any security convertible into Capital Stock to a Permitted Transferee, the spouse, domestic partner, parent, sibling, child or grandchild (each an “immediate family member”) of such holder or to a trust formed for the benefit of such holder or of an immediate family member of the undersigned, or (D) transfers of Capital Stock or any security convertible into Capital Stock as a bona fide gift, or (E) distributions of shares of Capital Stock or any security convertible into Capital Stock to limited partners, members, stockholders or affiliates of the undersigned or to any investment fund or other entity controlled or managed by, or under common control or management with, such holder, or (F) as a distribution by a trust to its beneficiaries, provided that in the case of any transfer or distribution pursuant to clause (C), (D), (E) or (F), (1) each donee or distributee shall sign and deliver a lock-up agreement substantially in the form of the lock-up agreement entered into by such holder and (2) no such transfer or distribution in (C), (D), (E) or (F) shall be permitted if it shall require a filing under Section 16(a) or Section 13(d) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Capital Stock, and no such filing under Section 16(a) or Section 13(d) of the Exchange Act shall be voluntarily made during the Holdback Period, or (G) the receipt by the undersigned from the Company of Capital Stock upon a vesting event of Capital Stock or rights to acquire Capital stock pursuant to the Company’s equity incentive plans or the exercise by such holder of options to purchase Capital Stock issued pursuant to the Company’s equity incentive plans (including, in each case, by way of net exercise, but for the avoidance of doubt, excluding all manners of exercise that would involve a sale of any securities relating to such options, whether to cover the applicable aggregate exercise price, withholding tax obligations or otherwise), provided that (1) any securities received upon such vesting event or exercise will also be subject to the terms of such holder’s lock-up agreement and (2) no such vesting event or exercise shall be permitted if it shall require a filing under Section 16(a) or Section 13(d) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Capital Stock, and no such filing under Section 16(a) or Section 13(d) of the Exchange Act shall be voluntarily made during the Holdback Period in connection with such vesting event or exercise, or (H) transfers of Capital Stock or any securities convertible into or exercisable or exchangeable for Capital Stock to the Company, pursuant to agreements under which the Company has the option to repurchase such shares or securities or a right of first refusal with respect to transfers of such shares or securities, provided that unless such transfers are pursuant to the Company’s option to repurchase in the event such holder is terminated or resigns as an employee of the Company, no transfer shall be permitted if it shall require a filing under Section 16(a) or Section 13(d) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Capital Stock, and no such filing under Section 16(a) or Section 13(d) of the Exchange Act shall be voluntarily made during the Holdback Period in connection with such transfer (other than a filing on Form 5 pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Capital Stock, provided that (1) such plan does not provide for the transfer of Capital Stock during the Holdback Period and (2) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of such holder or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Capital Stock may be made under such plan during the Holdback Period.

The Company may impose stop-transfer instructions with respect to the shares of Capital Stock (or other securities) subject to the restrictions set forth in this Section 4(a) until the end of such period.

(b)           The Company. In the event of any Holdback Period occurring in connection with the exercise by a party to this Agreement of its registration rights with respect to Registrable Securities pursuant to Section 2, to the extent requested by the managing underwriter(s) for the applicable offering, the Company (i) shall not file any registration statement for a Public Offering or cause any such registration statement to become effective (for purposes of this Section 4(b), the words “Common Stock” in the definition of “Public Offering” shall be replaced with the words “Capital Stock of the Company”) during any Holdback Period, and (ii) shall use its reasonable best efforts to cause each of its directors and executive officers to agree not to effect any Sale Transaction during any Holdback Period, except as part of such underwritten registration, if otherwise permitted, unless the underwriters managing the Public Offering otherwise agree in writing.

(c)            The foregoing limitations of this Section 4 shall not apply to a registration in connection with an employee benefit plan or in connection with any type of acquisition transaction or exchange offer.

Section 5.                Registration Procedures.

(a)           Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement (or, as applicable, an Underwritten Shelf Take-Down under an existing Shelf Registration), the Company shall use its reasonable best efforts to effect the registration and/or the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall, to the extent applicable, as expeditiously as possible:

(i)            in accordance with the Securities Act and all applicable rules and regulations promulgated thereunder, prepare and file with the Securities and Exchange Commission a registration statement, and all amendments and supplements thereto and related prospectuses, with respect to such Registrable Securities and use its reasonable best efforts to cause such registration statement to become effective (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to the counsel selected by the holders of a majority of the Registrable Securities covered by such registration statement copies of all such documents proposed to be filed, which documents shall be subject to the review and comment of such counsel);

(ii)           notify each holder of Registrable Securities of (A) the issuance by the Securities and Exchange Commission of any stop order suspending the effectiveness of any registration statement or the initiation of any proceedings for that purpose, (B) the receipt by the Company or its counsel of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (C) the effectiveness of each registration statement filed hereunder;

(iii)           prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period ending when all of the securities covered by such registration statement have been disposed of in accordance with the intended methods of distribution by the sellers thereof set forth in such registration statement (but in any event not before the expiration of any longer period required under the Securities Act or, if such registration statement relates to an underwritten Public Offering, such longer period as in the opinion of counsel for the underwriters a prospectus is required by law to be delivered in connection with sale of Registrable Securities by an underwriter or dealer) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

(iv)          furnish to each seller of Registrable Securities thereunder such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus), each Free Writing Prospectus and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

(v)           use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company shall not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph or (B) consent to general service of process in any such jurisdiction);

(vi)          notify each seller of such Registrable Securities (A) promptly after it receives notice thereof, of the date and time when such registration statement and each post-effective amendment thereto has become effective or a prospectus or supplement to any prospectus relating to a registration statement has been filed and when any registration or qualification has become effective under a state securities or blue sky law or any exemption thereunder has been obtained; (B) promptly after receipt thereof, of any request by the Securities and Exchange Commission for the amendment or supplementing of such registration statement or prospectus or for additional information and (C) at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company shall prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading; provided that at any time, upon written notice to the participating holders of Registrable Securities the Company may delay the filing or effectiveness of any registration statement or suspend the use or effectiveness of any registration statement or completion of an Underwritten Shelf Take-Down (the “Suspension Period”) (and the holders of Registrable Securities hereby agree not to offer or sell any Registrable Securities pursuant to such registration statement during the Suspension Period) if the Company determines in its reasonable good faith judgment that postponement of such Demand Registration or Underwritten Shelf Take-Down would be in the best interest of the Company including where the Demand Registration or Underwritten Shelf Take-Down might require disclosure of any matter such as a potential business transaction or other matter; provided, that the Company may only exercise its right to institute a Suspension Period twice in any calendar year and for no more than 120 days in the aggregate in any calendar year;

(vii)         use reasonable best efforts to cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if not so listed, to be listed on a securities exchange and, without limiting the generality of the foregoing, to arrange for at least two market markers to register as such with respect to such Registrable Securities with FINRA;

(viii)        use reasonable best efforts to provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

(ix)           enter into and perform a customary underwriting agreement;

(x)            make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate and business documents and properties of the Company as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors, employees, agents, representatives and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(xi)          take all reasonable actions to ensure that any Free-Writing Prospectus utilized in connection with any Demand Registration, Piggyback Registration or Underwritten Shelf Take-Down hereunder complies in all material respects with the Securities Act, is filed in accordance with the Securities Act to the extent required thereby, is retained in accordance with the Securities Act to the extent required thereby and, when taken together with the related prospectus, shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(xii)         otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Securities and Exchange Commission at all times, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company’s first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158;

(xiii)         permit any holder of Registrable Securities which holder, in its sole and exclusive judgment, might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such registration or comparable statement and to allow such holder to propose language for insertion therein, in form and substance reasonably satisfactory to the Company, which in the reasonable judgment of such holder and its counsel should be included;

(xiv)         in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or the issuance of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Common Stock included in such registration statement for sale in any jurisdiction use reasonable best efforts promptly to obtain the withdrawal of such order;

(xv)         use its reasonable best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of such Registrable Securities;

(xvi)         cooperate with the holders of Registrable Securities covered by the registration statement and the managing underwriter or agent, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing securities to be sold under the registration statement and enable such securities to be in such denominations and registered in such names as the managing underwriter, or agent, if any, or such holders may request;

(xvii)      cooperate with each holder of Registrable Securities covered by the registration statement and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(xviii)    use its reasonable best efforts to make available the executive officers of the Company to participate with the holders of Registrable Securities and any underwriters in any “road shows” or other selling efforts that may be reasonably requested by the holders in connection with the methods of distribution for the Registrable Securities;

(xix)         provide the holders with all CUSIP and other identification numbers associated with the Registrable Securities;

(xx)           use its reasonable best efforts to obtain one or more cold comfort letters from the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters; and

(xxi)         use its reasonable best efforts to provide a legal opinion of the Company’s outside counsel in customary form and covering such matters of the type customarily covered by such legal opinion, dated the effective date of such registration statement.

(b)           The Company shall not undertake any voluntary act that could be reasonably expected to cause a Violation or result in delay or suspension under Section 5(a)(vi). During any Suspension Period, and as may be extended hereunder, the Company shall use its reasonable best efforts to correct or update any disclosure causing the Company to provide notice of the Suspension Period and to file and cause to become effective or terminate the suspension of use or effectiveness, as the case may be, the subject registration statement. In the event that the Company shall exercise its right to delay or suspend the filing or effectiveness of a registration hereunder, the applicable time period during which the registration statement is to remain effective shall be extended by a period of time equal to the duration of the Suspension Period. The Company may extend the Suspension Period for an additional consecutive 60 days with the consent of the holders of a majority of the Registrable Securities registered under the applicable registration statement, which consent shall not be unreasonably withheld. If so directed by the Company, all holders of Registrable Securities registering shares under such registration statement shall (i) not offer to sell any Registrable Securities pursuant to the registration statement during the period in which the delay or suspension is in effect after receiving notice of such delay or suspension and (ii) use their reasonable best efforts to deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such holders’ possession, of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.

Section 6.                Registration Expenses.

(a)            The Company’s Obligation. All expenses incident to the Company’s performance of or compliance with this Agreement (including, without limitation, all registration, qualification and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding underwriting discounts and commissions) and other Persons retained by the Company) (all such expenses being herein called “Registration Expenses”), shall be borne by the Company except as otherwise provided in this Agreement, except that the Company shall, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed. Each Person that sells securities pursuant to a Demand Registration, Piggyback Registration or Underwritten Shelf Take-Down hereunder shall bear and pay all underwriting discounts and commissions applicable to the securities sold for such Person’s account.

(b)           Counsel Fees and Disbursements. In connection with each Demand Registration, Piggyback Registration or Underwritten Shelf Take-Down, the Company shall reimburse the holders of Registrable Securities included in such registration for the reasonable fees and disbursements of one counsel chosen by the holders of a majority of the Registrable Securities included in such registration.

(c)           Security Holders. To the extent Registration Expenses are not required to be paid by the Company under the terms of this Agreement, each holder of securities included in any registration hereunder shall pay those Registration Expenses allocable to the registration of such holder’s securities so included, and any Registration Expenses not so allocable shall be borne by all sellers of securities included in such registration in proportion to the aggregate selling price of the securities to be so registered.

Section 7.                Indemnification and Contribution.

(a)            By the Company. The Company shall indemnify and hold harmless, to the extent permitted by law, each holder of Registrable Securities, such holder’s officers, directors employees, agents and representatives, and each Person who controls such holder (within the meaning of the Securities Act) (the “Indemnified Parties”) against all losses, claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable attorney fees and expenses) caused by, resulting from, arising out of, based upon or related to any of the following statements, omissions or violations (each a “Violation”) by the Company: (i) any untrue or alleged untrue statement of material fact contained in (a) any registration statement, prospectus, preliminary prospectus or Free-Writing Prospectus, or any amendment thereof or supplement thereto or (b) any application or other document or communication (in this Section 7, collectively called an “application”) executed by or on behalf of the Company or based upon written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify any securities covered by such registration under the securities laws thereof; (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) any violation or alleged violation by the Company of the Securities Act or any other similar federal or state securities laws or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance. In addition, the Company will reimburse such Indemnified Party for any legal or any other expenses reasonably incurred and documented by them in connection with investigating or defending any such losses. Notwithstanding the foregoing, the Company shall not be liable in any such case to the extent that any such losses result from, arise out of, are based upon, or relate to an untrue statement or alleged untrue statement, or omission or alleged omission, made in such registration statement, any such prospectus, preliminary prospectus or Free-Writing Prospectus or any amendment or supplement thereto, or in any application, in reliance upon, and in conformity with, written information prepared and furnished in writing to the Company by such Indemnified Party expressly for use therein or by such Indemnified Party’s failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such Indemnified Party with a sufficient number of copies of the same. In connection with an underwritten offering, the Company shall indemnify such underwriters, their officers and directors, and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Indemnified Parties.

(b)            By Each Security Holder. In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its officers, directors, employees, agents and representatives, and each Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such holder; provided that the obligation to indemnify shall be individual, not joint and several, for each holder and shall be limited to the net amount of proceeds (before taxes) received by such holder from the sale of Registrable Securities pursuant to such registration statement.

(c)            Claim Procedure. Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall impair any Person’s right to indemnification hereunder only to the extent such failure has prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicted indemnified parties shall each have a right to retain one separate counsel, in each instance chosen by the holders of a majority of the Registrable Securities of the indemnified party included in the registration if such holders are indemnified parties, at the expense of the indemnifying party.

(d)           Contribution. If the indemnification provided for in this Section 7 is held by a court of competent jurisdiction to be unavailable to, or is insufficient to hold harmless, an indemnified party or is otherwise unenforceable with respect to any loss, claim, damage, liability or action referred to herein, then the indemnifying party in lieu of indemnifying such indemnified party hereunder shall contribute to the amounts paid or payable by such indemnified party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other hand in connection with the statements or omissions which resulted in such loss, claim, damage liability or action as well as any other relevant equitable considerations; provided that the maximum amount of liability in respect of such contribution shall be limited, in the case of each seller of Registrable Securities, to an amount equal to the net proceeds actually received by such seller from the sale of Registrable Securities effected pursuant to such registration. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just or equitable if the contribution pursuant to this Section 7(d) were to be determined by pro rata allocation or by any other method of allocation that does not take into account such equitable considerations. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses referred to herein shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending against any action or claim which is the subject hereof. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(t) of the Securities Act) shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.

(e)            Release. No indemnifying party shall, except with the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation. Notwithstanding anything to the contrary in this Section 7, an indemnifying party shall not be liable for any amounts paid in settlement of any loss, claim, damage, liability, or action if such settlement is effected without the consent of the indemnifying party, such consent not to be unreasonably withheld, conditioned or delayed.

(f)            Non-exclusive Remedy: Survival. The indemnification and contribution provided for under this Agreement shall be in addition to any other rights to indemnification or contribution that any indemnified party may have pursuant to law or contract and shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of Registrable Securities and the termination or expiration of this Agreement. Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

Section 8.                Underwritten Registrations.

(a)           Participation. No Person may participate in any registration hereunder which is underwritten unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements (including, without limitation, pursuant to any over-allotment or “green shoe” option requested by the underwriters; provided that no holder of Registrable Securities shall be required to sell more than the number of Registrable Securities such holder has requested to include) and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

(b)           Suspended Distributions. Each Person that is participating in any registration under this Agreement, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5(a)(vi), shall immediately discontinue the disposition of its Registrable Securities pursuant to the registration statement until such Person’s receipt of the copies of a supplemented or amended prospectus as contemplated by Section 5(a)(vi). In the event the Company has given any such notice, the applicable time period set forth in Section 5(a)(ii) during which a registration statement is to remain effective shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to this Section 8(b) to and including the date when each seller of Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by Section 5(a)(vi).

Section 9.                [Reserved.]

Section 10.            Current Public Information. At all times after the Company has filed a registration statement with the Securities and Exchange Commission pursuant to the requirements of either the Securities Act or the Exchange Act, the Company shall file all reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as any holder or holders of Registrable Securities may reasonably request, all to the extent required to enable such holders to sell Registrable Securities pursuant to Rule 144. Upon request, the Company shall deliver to any holder of Restricted Securities a written statement as to whether it has complied with such requirements.

Section 11.              Subsidiary Public Offering. If the Company distributes securities of such subsidiary to its equity holders, then the rights and obligations of the Company pursuant to this Agreement shall apply, mutatis mutandis, to such subsidiary, and the Company shall cause such subsidiary to comply with such subsidiary’s obligations under this Agreement.

Section 12.               Transfer of Registrable Securities.

(a)            Restrictions on Transfers. Notwithstanding anything to the contrary contained herein, except in the case of (i) a transfer to the Company, (ii) transfer by the Stockholder to one of its Permitted Transferees, (iii) a Public Offering or (iv) a transfer in connection with a Sale of the Company, prior to transferring any Registrable Securities to any Person (including, without limitation, by operation of law), the transferring holder shall cause the prospective transferee to execute and deliver to the Company a joinder to this Agreement from such transferee in the form of Exhibit A attached hereto (a “Joinder”) agreeing to be bound by the terms of this Agreement. Any transfer or attempted transfer of any Registrable Securities in violation of any provision of this Agreement shall be void, and the Company shall not record such transfer on its books or treat any purported transferee of such Registrable Securities as the owner thereof for any purpose.

(b)            Legend. Each certificate evidencing any Registrable Securities and each certificate issued in exchange for or upon the transfer of any Registrable Securities (unless such Registrable Securities would no longer be Registrable Securities after such transfer) shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND OTHER PROVISIONS SET FORTH IN A REGISTRATION RIGHTS AGREEMENT DATED AS OF __________ AMONG THE ISSUER OF SUCH SECURITIES (THE “COMPANY”) AND CERTAIN OF THE COMPANY’S STOCKHOLDERS, AS AMENDED. A COPY OF SUCH REGISTRATION RIGHTS AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

The Company shall imprint such legend on certificates evidencing Registrable Securities outstanding prior to the date hereof. The legend set forth above shall be removed from the certificates evidencing any securities that have ceased to be Registrable Securities.

Section 13.              General Provisions.

(a)           Termination. Except with respect to the indemnification and contribution provisions contained in Section 7 and the standstill provisions in Section 13(h), the rights granted to the Stockholder (or the Permitted Transferee) pursuant to this Agreement shall terminate and forthwith become null and void in full on the earliest to occur of (i) the date on which the Stockholder (or the Permitted Transferee) ceases to beneficially own at least 5% of the Common Stock of the Company then outstanding and (ii) the later of (x) the fifth anniversary of the date of this Agreement, and (y) the date Rule 144 or another similar exemption under the Securities Act is available for the sale of all of the shares beneficially owned by the Stockholder (or the Permitted Transferee) without limitation and restriction during a three-month period without registration.

(b)           Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended, modified or waived only with the prior written consent of the Company and holders of a majority of the Registrable Securities. The failure or delay of any Person to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such Person thereafter to enforce each and every provision of this Agreement in accordance with its terms. A waiver or consent to or of any breach or default by any Person in the performance by that Person of his, her or its obligations under this Agreement shall not be deemed to be a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person under this Agreement.

(c)            Remedies. The parties to this Agreement shall be entitled to enforce their rights under this Agreement specifically (without posting a bond or other security), to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor. The parties hereto agree and acknowledge that a breach of this Agreement would cause irreparable harm and money damages would not be an adequate remedy for any such breach and that, in addition to any other rights and remedies existing hereunder, any party shall be entitled to specific performance and/or other injunctive relief from any court of law or equity of competent jurisdiction (without posting any bond or other security) in order to enforce or prevent violation of the provisions of this Agreement.

(d)           Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited, invalid, illegal or unenforceable in any respect under any applicable law or regulation in any jurisdiction, such prohibition, invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or in any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such prohibited, invalid, illegal or unenforceable provision had never been contained herein.

(e)           Entire Agreement. Except as otherwise provided herein, this Agreement contains the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties hereto, written or oral, which may have related to the subject matter hereof in any way.

(f)            Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit and be enforceable by the Company and its successors and assigns and the holders of Registrable Securities and their respective successors and permitted assigns (whether so expressed or not). In addition, whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of purchasers or holders of Registrable Securities are also for the benefit of, and enforceable by, any subsequent holder of Registrable Securities.

(g)           Notices. All notices, demands or other communications to be given under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) when delivered personally to the recipient; (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient but, if not, then on the next business day; (iii) one business day after it is sent to the recipient by reputable overnight courier service (charges prepaid) or (iv) three days after it is mailed to the recipient by first class mail, return receipt requested. Such notices, demands and other communications shall be sent to the Company at the address specified below and to any holder of Registrable Securities or to any other party subject to this Agreement at such address as indicated beneath such party’s signature hereto, or at such address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. Any party may change its address for receipt of notice by providing prior written notice of the change to the sending party. The Company’s address is:

Rome Wildlife, Inc.
701 Brickell Avenue, 17th floor
Miami, Florida 33131

With a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019

Attention:	David K. Boston
Sean M. Ewen
Andrew C. Marmer

Email:	dboston@willkie.com
Sewen@willkie.com
AMarmer@willkie.com

or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

(h)           Standstill. Until the date that is the three-year anniversary of the date hereof, the Stockholder shall not, and shall not permit any of its representatives or affiliates to (either individually, or in concert with any other Person, or as a “group” (as such term is used in Section 13(d)(3) of the Exchange Act)), directly or indirectly make or in any way participate or engage in any “solicitation” of “proxies” or consents (whether or not relating to the election or removal of directors), as such terms are used in the rules of the SEC, to vote, or knowingly seek to advise or influence any Person with respect to voting of, any voting securities of the Company or any of its subsidiaries, or call or seek to call a meeting of the Company’s stockholders (or action by written consent in lieu thereof) or initiate or make any stockholder proposal for action by the Company’s stockholders, or seek election to or to place a representative on the board of directors of the Company or seek the removal of any director from the board of directors of the Company.

(i)             Business Days. If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or legal holiday in the state in which the Company’s chief-executive office is located, the time period shall automatically be extended to the business day immediately following such Saturday, Sunday or legal holiday.

(j)            Governing Law. All issues and questions concerning the construction, validity, interpretation and enforcement of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(k)            MUTUAL WAIVER OF JURY TRIAL. AS A SPECIFICALLY BARGAINED FOR INDUCEMENT FOR EACH OF THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT (AFTER HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL), EACH PARTY HERETO EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY LAWSUIT OR PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS AGREEMENT OR THE MATTERS CONTEMPLATED HEREBY.

(l)             CONSENT TO JURISDICTION AND SERVICE OF PROCESS. EACH OF THE PARTIES IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, ANY RELATED AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH OF THE PARTIES HERETO FURTHER AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT BY U.S. REGISTERED MAIL TO SUCH PARTY’S RESPECTIVE ADDRESS SET FORTH ABOVE SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY ACTION, SUIT OR PROCEEDING WITH RESPECT TO ANY MATTERS TO WHICH IT HAS SUBMITTED TO JURISDICTION IN THIS PARAGRAPH. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS AGREEMENT, ANY RELATED DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, AND HEREBY AND THEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(m)           Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The use of the word “including” in this Agreement shall be by way of example rather than by limitation.

(n)           No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.

(o)           Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same agreement.

(p)           Electronic Delivery. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent executed and delivered by means of a photographic, photostatic, facsimile or similar reproduction of such signed writing using a facsimile machine or electronic mail shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic mail as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

(q)           Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each holder of Registrable Securities shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and the transactions contemplated hereby.

(r)            No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

(s)            Selection of Investment Bankers. The holders of a majority of the Registrable Securities included in any Demand Registration or Underwritten Shelf Take-Down shall have the right to select the investment banker(s) and manager(s) to administer the offering; provided that the consent of the Company shall be required for the selection of the investment banker(s) and manager(s) to administer the offering. In any Piggyback Registration, the Company shall select the investment banker(s) and manager(s) to administer the offering.

* * * * *

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

ROME WILDLIFE, INC.

By:
Name:
Title:

[Stockholder]

By:

EXHIBIT F

FORM OF ARRANGEMENT RESOLUTION

[Intentionally Omitted]

F-1

EXHIBIT G

Plan of Arrangement

G-1

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
INTERPRETATION

Section 1.1         Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means the arrangement under Part 9, Division 5 of the BCBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms hereof, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of Parent and the Company, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement and plan of merger dated as of April 26, 2026 among Parent, New Wildlife, Wildlife Acquisition I Corp., Wildlife Acquisition II LLC, Bidco and the Company to which this Plan of Arrangement is attached as Exhibit H, including all exhibits annexed thereto as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Arrangement Consideration” means the consideration to be received by the Parent Common Shareholders (other than Dissenting Holders) pursuant to this Plan of Arrangement for their Parent Common Shares, consisting initially of one Bidco Share and the Bidco Cash Consideration for each Parent Common Share pursuant to Section 2.3(3) hereof and then immediately thereafter one share of New Wildlife Common Stock for each Bidco Share pursuant to Section 2.3(4) hereof.

“Arrangement Effective Time” means the time as Parent and the Company agree to in writing prior to the Closing Date.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Parent Shareholders’ Meeting by the Parent Securityholders, substantially in the form and content set forth in Exhibit G to the Arrangement Agreement.

“BCBCA” means the Business Corporations Act (British Columbia).

“Bidco” means 1587802 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of the Province of British Columbia.

“Bidco Cash Consideration” means $0.0001 per Parent Common Share.

“Bidco Shares” means the common shares, without par value, of Bidco.

“Company” means RE/MAX Holdings, Inc., a Delaware Corporation.

“Court” means the Supreme Court of British Columbia.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissent Shares” means the Parent Common Shares held by a Dissenting Holder in respect of which the Dissenting Holder has properly and validly exercised Dissent Rights.

“Dissenting Holder” means a registered Parent Common Shareholder as of the record date of the Parent Shareholders’ Meeting who has properly and validly exercised its Dissent Rights in strict compliance with Article 3, who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of its Parent Common Shares.

“Exchange Agent” means such person as Parent and the Company may appoint (acting reasonably) to act as exchange agent/depositary in respect of the Arrangement.

“Final Order” means the final order of the Court, in a form and substance acceptable to Parent and the Company, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement pursuant to Section 291 of the BCBCA, as such order may be amended, supplemented, modified or varied by the Court (with the consent of both Parent and the Company, each acting reasonably) at any time prior to the Closing Date or, if appealed, then, unless such appeal is withdrawn or denied, as such order may be affirmed or amended (provided that any such amendment is satisfactory to both Parent and the Company, each acting reasonably) on appeal.

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court, in a form and substance acceptable to Parent and the Company, each acting reasonably, providing for, among other things, the calling and holding of the Parent Shareholders’ Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of Parent and the Company, each acting reasonably.

“In-the-Money Value” means, in respect of a stock option at a particular time, the amount, if any, by which (a) the aggregate fair market value at that time of the securities subject to such stock option exceeds (b) the aggregate exercise price of such stock option.

“Letter of Transmittal” means the letter of transmittal to be forwarded or made available by Parent to registered Parent Common Shareholders, in a form acceptable to Parent and the Company, acting reasonably, for use by such Parent Common Shareholders in connection with the Arrangement as contemplated herein.

“New Wildlife” means Rome Wildlife, Inc., a Delaware corporation.

“New Wildlife Common Stock” means common stock in the capital of New Wildlife.

“Notice of Dissent” means a written notice provided by a registered Parent Common Shareholder to Parent as of both the record date of the Parent Shareholders’ Meeting and as of the deadline for exercising such Dissent Rights setting forth such Parent Common Shareholder’s objection to the Arrangement Resolution and exercise of Dissent Rights, in accordance with the requirements of Division 2 of Part 8 of the BCBCA, as may be modified by this Plan of Arrangement or the Interim Order.

“Parent” means The Real Brokerage Inc., a company existing under the laws of the Province of British Columbia.

“Parent Common Shareholders” means the registered or beneficial holders of the Parent Common Shares, as the context requires.

“Parent Common Shares” means the common shares, without par value, of Parent.

“Parent Shareholders’ Meeting” means the special meeting of the Parent Common Shareholders and holders of Parent Options and Parent RSUs, including any adjournment or postponement of such special meeting, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Plan of Arrangement” means this plan of arrangement, subject to any amendments or variations to this plan of arrangement made in accordance with the terms hereof, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of Parent and the Company, each acting reasonably.

“Tax Act” means the Income Tax Act (Canada).

Section 1.2         Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references to United States Dollars, unless specified otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”. Unless stated otherwise, “Article” and “Section”, followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms “Plan of Arrangement”, “hereof”, “herein” and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

(5)	Statutory and Agreement References. Except as otherwise provided in this Plan of Arrangement, any reference in this Plan of Arrangement to a statute refers to such statute and all rules and regulations made under it as they may have been or may from time to time be amended, re-enacted or replaced.

(6)	The term “Agreement” and any reference in this Plan of Arrangement to the Arrangement Agreement or any other agreement or document includes, and is a reference to, the Arrangement Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated or replaced; and any reference to a Contract, including the Arrangement Agreement, shall mean such agreement or contract, as the same may be amended, renewed, supplemented, extended novated and/or restated from time to time in accordance with its terms, and includes all schedules, annexes, appendices and other attachments to it.

(7)	Computation of Time. If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan of Arrangement, then the first day of the period is not counted, but the day of its expiry is counted. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

(8)	Time References. References to time are to New York time.

Article 2
THE ARRANGEMENT

Section 2.1         Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the order and sequence of the steps comprising the Arrangement, which shall occur in the order and sequence set forth in Section 2.3. This Plan of Arrangement constitutes an arrangement as referred to in Division 5 of Part 9 of the BCBCA.

Section 2.2         Effectiveness

Subject to the Court’s approval of the Arrangement under Section 291 of the BCBCA, this Plan of Arrangement will become effective at the Arrangement Effective Time (except as otherwise provided herein) and will be binding from and after the Arrangement Effective Time on Parent, Bidco, New Wildlife, Wildlife Acquisition I Corp., Wildlife Acquisition II LLC, the Company, the Exchange Agent, the Parent Common Shareholders, including the Dissenting Holders, holders of Parent Options and holders of Parent RSUs, in each case, without any further authorization, act or formality on the part of any Person, except as expressly provided in this Plan of Arrangement.

Section 2.3         Arrangement

Each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, starting at the Arrangement Effective Time:

(1)	At the Arrangement Effective Time, the Parent Common Shares shall be, and shall be deemed to be, consolidated on the basis of one Parent Common Share for every 10 Parent Common Shares outstanding (the “Consolidation”). Each fractional Parent Common Share arising as a result of the Consolidation that is less than ½ of a Parent Common Share will be cancelled without payment of any consideration therefor, and each fractional Parent Common Share arising as a result of the Consolidation that is at least ½ of a share will be changed into one whole Parent Common Share. As a result of the Consolidation, pursuant to the terms of the Parent Equity Plans, Parent Options and Parent RSUs shall continue but the terms shall be modified as follows:

(a)	the number of Parent Options held by each holder of Parent Options and the number of Parent Common Shares to which such holder of Parent Options is entitled upon exercise of such Parent Options will be divided by 10 (rounded down to the nearest whole number (and which cannot be rounded to less than one)), and the exercise price per Parent Common Share issuable upon the exercise of such Parent Options shall be multiplied by 10; and

(b)	the number of Parent RSUs held by each holder of Parent RSUs and, where the RSUs entitle the holder to a number of Parent Common Shares or cash equivalent on settlement, the number of Parent Common Shares or cash equivalent to which such holder of Parent RSUs is entitled upon settlement of such Parent RSUs will be divided by 10 (rounded down to the nearest whole number (and which cannot be rounded to less than one)).

(2)	Five minutes after the step in Section 2.3(1), each Dissent Share shall be deemed to have been transferred without any further action by or on behalf of the holder thereof to Bidco in exchange for a debt claim against Bidco for the amount determined in accordance with Section 3.1, and:

(a)	such Dissenting Holder shall cease to be the holder of such Parent Common Share and to have any rights as a Parent Common Shareholder, other than the debt claim against Bidco for the amount determined in accordance with Section 3.1;

(b)	such Dissenting Holder’s name shall be removed from the central securities register of Parent in respect of each such Parent Common Share; and

(c)	Bidco shall be recorded in the central securities register of Parent in respect of the Parent Common Shares as the holder of the Parent Common Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.

(3)	Five minutes after the steps in Section 2.3(2), each outstanding Parent Common Share (for greater certainty, excluding Parent Common Shares in respect of which Dissenting Holders have validly exercised their respective Dissent Rights, if any) shall be transferred without any further action by or on behalf of the holder thereof, to Bidco in exchange for one (1) Bidco Share and the Bidco Cash Consideration, and in respect of the Parent Common Shares so transferred:

(a)	the holder of each such Parent Common Share shall cease to be the holder thereof and to have any rights as a Parent Common Shareholder other than the right to receive one (1) Bidco Share and Bidco Cash Consideration in accordance with this Plan of Arrangement;

(b)	such holder’s name shall be removed from the central securities register of Parent in respect of each such Parent Common Share; and

(c)	Bidco shall be recorded in the central securities register of Parent in respect of the Parent Common Shares as the holder of the Parent Common Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.

(4)	Immediately after the steps in Section 2.3(3), each outstanding Bidco Share that was issued under Section 2.3(3) shall be transferred without any further action by or on behalf of the holder thereof, to New Wildlife in exchange for one (1) share of New Wildlife Common Stock, and in respect of the Bidco Shares so transferred:

(a)	the holder of each such Bidco Share shall cease to be the holder thereof and to have any rights as a shareholder of Bidco other than the right to receive one (1) share of New Wildlife Common Stock in accordance with this Plan of Arrangement;

(b)	such holder’s name shall be removed from the central securities register of Bidco in respect of each such Bidco Share; and

(c)	New Wildlife shall be recorded in the central securities register of Bidco in respect of the Bidco Shares as the holder of the Bidco Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.

(5)

(a)	Five minutes after the steps in Section 2.3(4), the Parent Options outstanding immediately following the step in Section 2.3(1) shall be exchanged for options (“Replacement Options”) granted by New Wildlife to acquire the same number of shares of New Wildlife Common Stock as the number of Parent Common Shares that the holders thereof would be entitled to acquire following the step in Section 2.3(1), provided that, if the foregoing would result in the issuance of a fraction of a share of New Wildlife Common Stock, then the number of shares of New Wildlife Common Stock issuable pursuant to such Replacement Options shall be rounded down to the nearest whole number of shares of New Wildlife Common Stock. Such Replacement Options shall have an exercise price per share of New Wildlife Common Stock equal to the exercise price per Parent Common Share of such Parent Options immediately following the step in Section 2.3(1).

(b)	Except, as provided in this Section 2.3(5), each Replacement Option shall be subject to the terms of the applicable Parent Equity Plan and have the same terms and conditions with respect to vesting, conditions to and manner of exercising, term to expiry and otherwise as were applicable to the Parent Option for which it was exchanged, and any certificate or award agreement previously evidencing the applicable Parent Options shall thereafter evidence and be deemed to evidence such Replacement Options; provided however that New Wildlife’s board of directors or a committee thereof will succeed to the authority and responsibility of Parent’s board of directors or any committee thereof with respect to each Replacement Option. Thereafter, the Parent Options so exchanged shall be cancelled and the holders of such Parent Options will cease to be the holders thereof or to have any rights as holders in respect of such Parent Options and the names of the holders thereof will be removed from the applicable securities register of Parent with respect to such Parent Options.

(c)	It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Parent Option for a Replacement Option. Accordingly, if applicable, the exercise price of a Replacement Option will be automatically adjusted nunc pro tunc such that the In-The-Money Value of the Replacement Option immediately after the exchange does not exceed the In-The-Money Value of the Parent Option for which it was exchanged immediately before the exchange.

(6)

(a)	Five minutes after the steps in Section 2.3(5), the Parent RSUs outstanding immediately following the step in Section 2.3(1) shall be exchanged for restricted share units (“Replacement RSUs”) granted by New Wildlife to acquire the same number of shares of New Wildlife Common Stock or cash equivalent as the number of Parent Common Shares or cash equivalent that the holders thereof would be entitled to receive following the step in Section 2.3(1), provided that, if the foregoing would result in the entitlement to a fraction of a share of New Wildlife Common Stock or cash equivalent on any particular settlement of Parent RSUs, then the number of shares of New Wildlife Common Stock issuable pursuant to such Replacement RSUs or cash equivalent shall be rounded down to the nearest whole number of shares of New Wildlife Common Stock.

(b)	Each Replacement RSU shall be subject to the terms of the applicable Parent Equity Plan and have the same terms and conditions with respect to vesting, term to expiry and otherwise as were applicable to the Parent RSU for which it was exchanged, and any certificate or award agreement previously evidencing the applicable Parent RSUs shall thereafter evidence and be deemed to evidence such Replacement RSUs; provided however that New Wildlife’s board of directors or a committee thereof will succeed to the authority and responsibility of Parent’s board of directors or any committee thereof with respect to each Replacement RSU. Thereafter, the Parent RSUs so exchanged shall be cancelled and the holders of such Parent RSUs will cease to be the holders thereof or to have any rights as holders in respect of such Parent RSUs and the names of the holders thereof will be removed from the applicable securities register of Parent with respect to such Parent RSUs.

(7)	Notwithstanding any provision herein to the contrary, the parties agree that this Plan of Arrangement will be carried out with the intention that all Replacement Options and Replacement RSUs granted on completion of this Plan of Arrangement will be granted in reliance on an exemption from the registration requirements of the Securities Act, including the exemption provided by section 3(a)(10) thereof.

Article 3
DISSENT RIGHTS

Section 3.1         Dissent Rights

(1)	Pursuant to the Interim Order, Parent Common Shareholders who are registered holders of Parent Common Shares as of both the record date of the Parent Shareholders’ Meeting and as of the deadline for exercising such Dissent Rights may exercise rights of dissent in connection with the Arrangement under Division 2 of Part 8 of the BCBCA, as modified by this Article 3, the Interim Order and the Final Order (“Dissent Rights”), with respect to all (but not less than all) of the Parent Common Shares held by such Parent Common Shareholder, provided that the Notice of Dissent contemplated by Section 242(1)(a) of the BCBCA, as may be modified by the Interim Order, must be received by Parent by 4:00 p.m. (Vancouver time) on the date that is at least two Business Days prior to the date of the Parent Shareholders’ Meeting, or any date to which the Parent Shareholders’ Meeting may be postponed or adjourned, and provided further that each Dissenting Holder who duly exercises Dissent Rights shall be deemed to have transferred the Parent Common Shares held by such holder to Bidco as provided in Section 2.3(2) and if such holder:

(a)	is ultimately entitled to be paid the fair value of their Dissent Shares (i) will be entitled to be paid the fair value of such Dissent Shares by Bidco (less any applicable withholdings pursuant to Section 4.2 hereof), which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissent Shares determined as of the close of business on the day immediately before the approval of the Arrangement Resolution, (ii) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(1) and Section 2.3(2), if applicable), (iii) shall be deemed to have transferred and assigned such Dissent Shares, free and clear of any Encumbrances, to Bidco in accordance with Section 2.3(2) hereof, and (iv) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised their Dissent Rights in respect of such Parent Common Shares; or

(b)	is ultimately not entitled, for any reason, to be paid fair value for such holder’s Parent Common Shares, shall be deemed to have participated in the Arrangement, as of the Arrangement Effective Time, on the same basis as a non-dissenting registered holder of Parent Common Shares, and shall be entitled to receive only the Arrangement Consideration pursuant to Section 2.3(3) and Section 2.3(4) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

Section 3.2         Recognition of Dissenting Holders

(1)	In no circumstances shall Parent, Bidco or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Parent Common Shares in respect of which such rights are sought to be exercised as of both the record date of the Parent Shareholders’ Meeting and as of the deadline for exercising such Dissent Rights.

(2)	In no case shall Parent, Bidco or any other Person be required to recognize Dissenting Holders as holders of Parent Common Shares after the time that is immediately prior to the Arrangement Effective Time, and the names of such Dissenting Holders shall be deleted from the central securities register as holders of Parent Common Shares at the time at which the step in Section 2.3(2) hereof occurs.

(3)	For greater certainty, in addition to any other restrictions set forth in the Interim Order and under Division 2 of Part 8 of the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) a holder of any Parent Options or Parent RSUs in respect of such holder’s Parent Options or Parent RSUs, respectively; (ii) Parent Common Shareholders who have voted or have instructed a proxyholder to vote their Parent Common Shares in favour of the Arrangement Resolution; and (iii) any Person who is not a registered Parent Common Shareholder as of both the record date for the Parent Shareholders’ Meeting and as of the deadline for exercising such Dissent Rights.

Article 4
DELIVERY OF ARRANGEMENT CONSIDERATION

Section 4.1         Deposit and Delivery of Arrangement Consideration

(1)	Following receipt of the Final Order and no later than two Business Days preceding the Arrangement Effective Time, Bidco and New Wildlife shall deposit (or shall arrange to be deposited) in escrow, or cause to be deposited in escrow, with the Exchange Agent, for the benefit of the Parent Common Shareholders, for exchange in accordance with the Arrangement through the Exchange Agent, sufficient Bidco Shares, Bidco Cash Consideration and shares of New Wildlife Common Stock to satisfy the aggregate Arrangement Consideration payable to Parent Common Shareholders pursuant to Section 2.3(3) and Section 2.3(4) and any cash in lieu of any fractional New Wildlife Common Stock to which such holder is entitled pursuant to Section 4.4, which shall be held by the Exchange Agent in escrow as agent and nominee for such former Parent Common Shareholders for distribution to such former Parent Common Shareholders in accordance with the provisions of this Article 4.

(2)	Until such time as a Parent Common Shareholder deposits with the Exchange Agent a duly completed Letter of Transmittal, documents, certificates and instruments contemplated by the Letter of Transmittal, and such other documents and instruments as the Exchange Agent, Parent, Bidco or New Wildlife reasonably require, the delivery or payment to which such Parent Common Shareholder is entitled will, in each case, be delivered or paid to the Exchange Agent to be held as agent on behalf of and for the benefit of such Parent Common Shareholder for delivery to such Parent Common Shareholder, without interest and net of all applicable withholdings and other taxes, if any, upon delivery of the Letter of Transmittal, as applicable, documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents, certificates and instruments as the Exchange Agent, Parent, Bidco or New Wildlife reasonably require.

(3)	Upon surrender to the Exchange Agent for cancellation of a certificate or a direct registration statement (a “DRS”) that immediately prior to the Arrangement Effective Time represented one or more Parent Common Shares that were transferred under the Arrangement, together with a duly completed and executed Letter of Transmittal, and such additional documents, certificates and instruments as the Exchange Agent, Parent, Bidco or New Wildlife may reasonably require, the holder of such surrendered certificate or DRS will be entitled to receive, and the Exchange Agent will, as promptly as practicable after the Arrangement Effective Time, deliver to such holder (in each case less any amounts withheld pursuant to Section 4.2 (if any)), the certificate(s) representing or other evidence of, shares of New Wildlife Common Stock that such Parent Common Shareholder is entitled to receive under the Arrangement, and any certificate or DRS so surrendered will forthwith be cancelled.

(4)	In the event of a transfer of ownership of Parent Common Shares which was not registered in the transfer records of Parent, the Arrangement Consideration that such holder has the right to receive, subject to Section 2.3, shall be delivered to the transferee if the certificate or DRS which immediately prior to the Arrangement Effective Time represented Parent Common Shares that were exchanged for the Arrangement Consideration under the Arrangement is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer.

(5)	After the Arrangement Effective Time and until surrendered as contemplated by this Article 4, each certificate or DRS that immediately prior to the Arrangement Effective Time represented one or more Parent Common Shares, other than Dissent Shares, will be deemed at all times to represent only the right to receive in exchange therefor certificate(s) representing or other evidence of, initially the Bidco Shares and the Bidco Cash Consideration and then the shares of New Wildlife Common Stock and any cash that such Parent Common Shareholder is entitled to receive in accordance with Section 4.4, less any amounts withheld pursuant to Section 4.2 (if any).

Section 4.2         Deemed Fully Paid and Non-Assessable Shares

All Bidco Shares and shares of New Wildlife Common Stock issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

Section 4.3         Withholding Rights

Parent, Bidco, New Wildlife, the Exchange Agent and any other relevant Person (each, a “withholding agent”) will be entitled to take such actions as are reasonably necessary to deduct and withhold (or cause to be deducted and withheld) from any amounts or consideration payable or otherwise deliverable to any Person pursuant to the Arrangement (including this Plan of Arrangement) such Tax, source deductions and other amounts as are required to be deducted and withheld under applicable Legal Requirements. To the extent that amounts are so deducted and withheld and timely remitted to the applicable Governmental Body, such amounts will be treated for all purposes of the Arrangement as having been paid to the Person in respect of which such deduction and withholding was made. Each withholding agent is hereby authorized to sell or otherwise dispose of, on behalf of such Person, such portion of any share or other security deliverable to such Person as is necessary to provide sufficient funds to the withholding agent to enable it to comply with such deduction and withholding requirement and the withholding agent will use commercially reasonable efforts to notify such Person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Body and, if applicable, any portion of such net proceeds that is not required to be so remitted will be paid to such Person.

Section 4.4         No Fractional Shares

No fractional Bidco Shares or fractional shares of New Wildlife Common Stock shall be issued pursuant to this Plan of Arrangement. Where the aggregate number of shares of New Wildlife Common Stock to be ultimately issued to any Person pursuant to this Plan of Arrangement would result in a fraction of a share of New Wildlife Common Stock being issuable, the number of shares of New Wildlife Common Stock to be delivered to such Person shall be rounded down to the nearest whole share of New Wildlife Common Stock, and in lieu of delivery of such fractional share of New Wildlife Common Stock, New Wildlife shall pay to such Person an amount in cash equal to the product obtained by multiplying (i) the fractional share interest in shares of New Wildlife Common Stock to which such Person would otherwise be entitled by 10 times the volume-weighted average closing price (rounded to the nearest one ten thousandth) of Parent Common Shares on the Parent Stock Exchange on the last 30 trading days preceding the Closing Date.

Section 4.5         Calculations

All amounts of cash payable under this Plan of Arrangement will be calculated to the nearest cent ($0.01). All calculations and determinations made in good faith by New Wildlife, Bidco, Parent or the Exchange Agent, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

Section 4.6         Interest

Under no circumstances shall interest accrue or be paid by New Wildlife, Bidco, Parent, the Exchange Agent or any other Person to any Parent Common Shareholder or other person depositing certificates or DRS pursuant to this Plan of Arrangement in respect of Parent Common Shares existing immediately prior to the Arrangement Effective Time, regardless of any delay in making any delivery or payment contemplated hereunder.

Section 4.7         No Encumbrances

Any exchange or transfer of securities, deemed or otherwise, in accordance with this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.

Section 4.8         Lost Certificates

In the event that any certificate which, immediately prior to the Effective Time, represented one or more outstanding Parent Common Shares, which were exchanged in accordance with Section 2.3(3) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed certificate, the aggregate Arrangement Consideration which such holder is entitled to receive in accordance with this Plan of Arrangement. When authorizing such delivery of the aggregate Arrangement Consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom the Arrangement Consideration is to be delivered shall, as a condition precedent to the delivery of such Arrangement Consideration, give a bond satisfactory to Bidco, Parent and the Exchange Agent in such amount as Bidco, Parent and the Exchange Agent may direct (each acting reasonably), or otherwise indemnify Bidco, Parent and the Exchange Agent and/or any of their respective representatives or agents in a manner satisfactory to Bidco, Parent and the Exchange Agent (each acting reasonably), against any claim that may be made against Bidco, Parent or the Exchange Agent and/or any of their respective representatives or agents with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.9         Extinction of Rights

If any former Parent Common Shareholder fails to deliver to the Exchange Agent the certificates, documents or instruments required to be delivered to the Exchange Agent under this Article 4 in order for such former Parent Common Shareholder to receive the consideration which such former holder is entitled to receive pursuant to Section 2.3(3) and Section 2.3(4) on or before the day immediately prior to the sixth anniversary of the Arrangement Effective Time, then any right or claim to payment hereunder that remains outstanding on the day before the sixth anniversary of the Arrangement Effective Time (i) will cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration pursuant to this Plan of Arrangement will terminate and any applicable consideration held by the Exchange Agent in trust for such former holder will be deemed to be surrendered and forfeited to Bidco and New Wildlife or their respective successors for no consideration, and (ii) any certificate representing Parent Common Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Bidco and will be cancelled. None of Parent, Bidco or New Wildlife, or any of their respective successors, will be liable to any Person in respect of any consideration (including any consideration previously held by the Exchange Agent in trust for any such former holder) which is forfeited to Parent, Bidco or New Wildlife or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Article 5
PARAMOUNTCY

Section 5.1         Paramountcy

From and after the Arrangement Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to the Parent Common Shares, Parent Options and Parent RSUs issued or outstanding prior to the Arrangement Effective Time, (b) the rights and obligations of the Parent Common Shareholders, the holders of Parent Options, the holders of Parent RSUs, Parent, Bidco, New Wildlife, Wildlife Acquisition I Corp., Wildlife Acquisition II LLC, the Company, the Exchange Agent, and any registrar or transfer agent or other depositary therefor in relation thereto, and any other Person having any right, title or interest in or to Parent Common Shares, Parent Options and Parent RSUs, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Parent Common Shares, Parent Options and Parent RSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Article 6
AMENDMENTS

Section 6.1         Amendments

(1)	Parent and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Arrangement Effective Time, provided that each such amendment, modification and/or supplement must (a) be set out in writing, (b) be approved by the Company and Parent, each acting reasonably, (c) be filed with the Court, and, if made following the Parent Shareholders’ Meeting, approved by the Court, and (d) be communicated to the Parent Common Shareholders, holders of Parent Options and holders of Parent RSUs if and as required by the Court.

(2)	Subject to the provisions of the Interim Order, any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by Parent or the Company at any time prior to or at the Parent Shareholders’ Meeting (provided that Parent or the Company, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Parent Shareholders’ Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	Parent and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Parent Shareholders’ Meeting and prior to the Arrangement Effective Time with the approval of the Court, and, if and as required by the Court, after communication to the Parent Common Shareholders, holders of Parent Options and holders of Parent RSUs.

(4)	Notwithstanding anything to the contrary contained herein, Parent and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time without the approval of the Court, the Parent Common Shareholders, holders of Parent Options, holders of Parent RSUs or any other Persons, provided that each such amendment, modification and/or supplement (a) must concern a matter which, in the reasonable opinion of each of Parent and the Company, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement, and (b) is not adverse to the financial or economic interests of any Parent Common Shareholders, holders of Parent Options or holders of Parent RSUs or, to the extent the amendment, modification and/or supplement is made following the Arrangement Effective Time, former Parent Common Shareholders, former holders of Parent Options or former holders of Parent RSUs.

Section 6.2         Termination

This Plan of Arrangement may be withdrawn prior to the Arrangement Effective Time in accordance with the terms of the Arrangement Agreement.

Article 7
FURTHER ASSURANCES

Section 7.1         Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Parent, Bidco, New Wildlife, Wildlife Acquisition I Corp., Wildlife Acquisition II LLC and the Company shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

Article 8
U.S. SECURITIES LAW EXEMPTION

Section 8.1         U.S. Securities Law Exemption

Notwithstanding any provision herein to the contrary, New Wildlife, Bidco and Parent each agree that this Plan of Arrangement will be carried out with the intention that all Bidco Shares issued pursuant to this Plan of Arrangement, whether in the United States, Canada or any other country, be issued or granted, as the case may be, and exchanged, in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof and applicable state securities Laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

In addition, to the extent necessary, to provide for the issuance of freely tradeable shares, New Wildlife shall, on or as promptly as practicable following the Arrangement Effective Date, file one or more registration statements on Form S-8 with the SEC to register the issuance of shares of New Wildlife Common Stock upon exercise of Replacement Options and vesting of Replacement RSUs from time to time after the Arrangement Effective Time. New Wildlife shall also apply and use commercially reasonable efforts to obtain approval for listing on Nasdaq by the Arrangement Effective Time of the shares of New Wildlife Common Stock issuable hereunder, including the shares of New Wildlife Common Stock issuable upon the exercise of any Replacement Options and vesting of Replacement RSUs.

Exhibit H

TRA Termination AgreemenT

[Intentionally Omitted]

H-1